
08023475

TYCO INTERNATIONAL

2007 Annual Report


tyco
a vital part of your world


DEPARTURE
Viewing Mall
Food

July 2, 2007 marked the start of a new chapter in Tyco International's history with the spin-offs of our electronics and healthcare businesses. On the pages that follow, we provide an overview of Tyco International today, including our portfolio of leading businesses and brands, and our opportunities for long-term success.

On the cover and at left: Singapore Changi Airport is a major aviation hub in the Asia Pacific region and is recognized as one of the best airports in the world. The airport's new Terminal 3 facility features state-of-the-art security and fire protection solutions provided by Tyco International. Tyco offers vital protection and peace of mind to the more than 20 million passengers who will travel through the terminal each year and the thousands of people who work there every day.

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA (in US$ millions except per share data)	2006	**2007**	% Change
Revenue	$17,336	**$18,781**	8%
Income (Loss) from Continuing Operations	$823	**($2,519)**	–
Income from Continuing Operations Before Special Items**	$824	**$964**	17%
Net Income (Loss)	$3,590	**($1,742)**	–
Diluted Earnings (Loss) Per Share from Continuing Operations	$1.60	**($5.09)**	–
Diluted Earnings Per Share from Continuing Operations Before Special Items**	$1.60	**$1.93**	21%
Total Assets*	$63,011	**$32,815**	(48%
Long-term Debt*	$8,853	**$4,076**	(54%
Shareholders' Equity*	$35,387	**$15,624**	(56%


3.1%
5.3%
5.4%
05
06
07

TOTAL ORGANIC REVENUE GROWTH**


0.2% Electrical & Metal Products
2.6% Safety Products
3.5% ADT Worldwide
4.8% Fire Protection Services
14.4% Flow Control

2007 ORGANIC REVENUE GROWTH BY SEGMENT**


8.0%
8.1%
8.3%
05
06
07

TOTAL OPERATING MARGIN BEFORE SPECIAL ITEMS**


8.2% Fire Protection Services
8.4% Electrical & Metal Products
12.7% ADT Worldwide
12.9% Flow Control
18.4% Safety Products

2007 OPERATING MARGIN BEFORE SPECIAL ITEMS BY SEGMENT**


$3.8
Flow Control
$2.0
Electrical & Metal Products
$0.1
Corporate and Other
$1.8
Safety
Products
$7.6
ADT Worldwide
$3.5
Fire Protection
Services

2007 REVENUE BY SEGMENT
(in US$ billions)


$6.7
Service
$12.1
Product

2007 REVENUE FROM PRODUCT VS. SERVICE
(in US$ billions)

* The decrease in Total Assets, Long-term Debt and Shareholders' Equity in 2007 is primarily related to the spin-offs of Covidien and Tyco Electronics.

** These are Non-GAAP Financial Measures. See GAAP reconciliations on inside back cover.

TO OUR SHAREHOLDERS:

We will long remember 2007 as the milestone year in which we completed the spin-offs of our electronics and healthcare businesses and ushered in the "new" Tyco. We launched our streamlined company on July 2nd in the midst of a year of improving revenue growth and strong cash flow, which provide us with a solid financial foundation. As a more focused enterprise, we are excited about the long-term outlook for our company as we write this new chapter in Tyco's history.

We're particularly proud of what our people achieved in executing one of the most complex separations in corporate history. In early 2006, we announced a plan to divide Tyco into three independent public companies to enable each to drive its own business strategies and ultimately create greater value for our shareholders. We completed that process and launched Tyco Electronics, Covidien (previously Tyco Healthcare) and Tyco International with strong balance sheets and excellent prospects for growth in their respective markets.

Tyco International today consists of a diverse mix of businesses whose strength is reflected in our fiscal 2007 results. Revenues totaled $18.8 billion, up 8% from the prior fiscal year. Organic revenue growth (i.e., growth excluding the impact of acquisitions, divestitures and foreign currency translation) was 5%.

Driving our organic revenue growth was our Flow Control segment, which grew 14%, as a result of strong demand across our key end markets, especially energy and water. Flow Control ended the year with revenue of $3.8 billion and is now our second largest segment. Our Fire Protection segment had organic revenue growth of 5%, led by the North American SimplexGrinnell business. In our largest segment, ADT Worldwide, organic revenue growth was 4%, continuing a trend of steady improvement over the past few years as a result of our business model changes. This upward trend reflects consistent increases in recurring revenue as well as product, installation and service revenue.

Tyco features a great mix of companies with market-leading positions in large, global industries.

For the year, Tyco International reported a net loss from continuing operations of $2.5 billion, or $5.09 per diluted share. The loss was due primarily to a $2.9 billion agreement we reached in May to settle class-action lawsuits involving the company's former management team. Those lawsuits had been our most significant remaining legacy legal matter. We also incurred charges as part of a restructuring program we launched in 2007 to streamline some of our businesses. We expect that this program will generate annual savings of $150–$200 million by 2009.

Excluding the special items, Tyco posted income from continuing operations of $1.93 per diluted share—a gain of 21% from $1.60 in fiscal 2006. Operating income

ANNOUNCED A

$1 BILLION

SHARE REPURCHASE PROGRAM



$16.7
$17.3
$18.8
05 06 07
$1.3
$1.4
$1.6
05 06 07
$1.60
($5.09)
06 07 06 07

TOTAL REVENUE (in US$ billions)

TOTAL OPERATING INCOME BEFORE SPECIAL ITEMS** (in US$ billions)

DILUTED EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

- Diluted Earnings (Loss) Per Share from Continuing Operations
- Diluted Earnings Per Share from Continuing Operations Before Special Items**

DIVIDEND INCREASED TO

$0.60

PER YEAR



22%
Debt
78%
Shareho
Equity

YEAR-END 2007 CAPITALIZATION

2007 REVENUE BY REGION (in US$ billions)



$8.9
UNITED STATES
$5.5
EUROPE, MIDDLE EAST AND AFRICA
$3.0
ASIA PACIFIC
$1.4
OTHER AMERICAS



$328
$373
$409
05 06 07

CAPITAL EXPENDITURES (in US$ millions)

- Capital Expenditures
- Investment in ADT Dealer Accou

** Non-GAAP Financial Measures. See GAAP reconciliations on inside back cover.

before special items improved in each of our business segments except for Electrical and Metal Products. The decline in that segment was due to lower metal spreads (the difference between the selling prices of our products and the original cost of raw materials).

Free cash flow—which gives us significant flexibility to invest in our businesses and to have cash available for other purposes—totaled $801 million for fiscal 2007 and included approximately $322 million of net payments for special items. Tyco has consistently shown the ability to generate strong cash flow, and this is an important area of focus for our management team.

The financial flexibility provided by our free cash flow also enables us to return capital to our shareholders. In September, we initiated a new $1 billion share repurchase program, which we expect to complete during fiscal 2008. Additionally, beginning in November, we increased our quarterly dividend by 36%, to 15 cents per share.

THE NEW TYCO

While the separation has streamlined the company, we continue to have considerable breadth and depth in our portfolio. Our businesses hold market-leading positions in large and growing global industries. Because these industries are highly fragmented, they offer additional opportunities for growth.

About half our fiscal 2007 revenues were generated outside the United States. With 118,000 employees in more than 60 countries, we operate on a vast geographical scale that includes important emerging markets. Among such markets are high-growth economies such as China and India, where the opportunities for our company are substantial.

The company is organized around the following five business segments:

- *ADT Worldwide*, the world's largest provider of electronic security products and alarm-monitoring services to residential, commercial, industrial and government customers.
- *Fire Protection Services*, the industry leader in fire detection, fire suppression and special-hazard solutions for commercial, industrial and institutional customers.
- *Safety Products*, a major global provider of fire protection, intrusion security, access control, video management, electronic surveillance systems and breathing apparatuses (for firefighters and other first responders).
- *Flow Control*, the world's leader in providing valves, fittings, valve automation, heat-tracing solutions and pipes for the oil and gas, power, food and beverage, chemical, water and wastewater, and other process industries.
- *Electrical and Metal Products*, a major provider of steel tubes, armored wire and cable, and other metal products for construction, electrical, fire and security, mechanical and automotive customers.

To better capitalize on the opportunities we see ahead, we have set a number of strategic goals for the company. These include: expanding the leadership position of our businesses through organic growth and targeted acquisitions; broadening our range of products and services; continuing to focus our portfolio; increasing our presence in emerging markets; and enhancing our efficiency through Operational Excellence initiatives.

During 2007, we made selective acquisitions (an area of limited activity in recent years) to improve our product



TYCO INTERNATIONAL SENIOR MANAGEMENT TEAM
(seated left to right) **Christopher J. Coughlin**, Executive Vice President and Chief Financial Officer; **Edward D. Breen**, Chairman and Chief Executive Officer; **Judith A. Reinsdorf**, Executive Vice President and General Counsel; *(standing left to right)* **Patrick Decker**, President, Flow Control; **Laurie Siegel**, Senior Vice President, Human Resources; **Naren Gursahaney**, President, ADT Worldwide; **Edward C. Arditte**, Senior Vice President, Strategy and Investor Relations; **George R. Oliver**, President, Safety Products; **Shelley Stewart, Jr.**, Senior Vice President, Operational Excellence and Chief Procurement Officer; **James F. Spicer**, President, SimplexGrinnell

and service offerings. We acquired Retail Expert, a company that offers software to help retailers manage their loss control. We also announced the acquisition of Trident Tek, which adds Internet protocol (IP) solutions to our growing family of video-based security products. We will consider other "bolt-on" acquisitions in areas where we believe we can strengthen our market position.

Besides adding to our list of products and services, these two acquisitions are examples of how we are positioning our company as a more valuable partner to our customers in large vertical markets—like energy, banking, retail and education—where we can make available a broad range of integrated solutions.

As well as making acquisitions, we will continue to refine our portfolio by disposing of businesses or product lines that no longer meet our strategic direction or our

We are excited and confident about our future and the opportunities we have to build on our leadership position in markets around the world.

return criteria. Last year, we announced plans to pursue the sale of our global Infrastructure Services business, and in September reached an agreement to sell a Brazilian subsidiary of that business.

We also made progress during fiscal 2007 in improving our productivity and efficiency. Our Operational Excellence initiatives are generating hundreds of millions of dollars of cost savings annually through targeted strategies in Six Sigma, strategic sourcing, real estate and information technology. We realize that continuing to make our cost structure more efficient will be one of the keys to the long-term success of Tyco International.

Tyco's culture is built on a set of core values that includes integrity, teamwork, excellence and accountability. Indeed, we have worked hard over the last few years to reinforce within Tyco the fundamental premise that every employee is responsible for the conduct and success of the company. That means making ethical business practices and personal integrity the cornerstone of everything we do. Our core values are emphasized in the principles spelled out in Tyco's *Guide to Ethical Conduct*.

Our values are further reinforced by the talented and seasoned leaders who manage Tyco's businesses. They are backed by a board of directors with deep experience, proven skills and diverse perspectives. One of our members, Carl McCall, will retire from the board in March. Carl joined the board in 2003 during a challenging period for our company, and I want to thank him for his dedicated service and contributions. In 2007, we were pleased to welcome to our board William Stavropoulos, the former Chairman, President and Chief Executive Officer of Dow Chemical Company.

Having taken our first steps as a new and more focused company, we are excited and confident about our future and the opportunities we have to build on our leadership position in markets around the world. We pledge that we will continue to work tirelessly in the years ahead to advance Tyco International for our customers, our employees and for you, our shareholders. We thank you for your loyalty and support.



EDWARD D. BREEN
Chairman and Chief Executive Officer
Tyco International Ltd.

OUR BUSINESSES

ADT Worldwide

ADT helps protect people, property and businesses with technology solutions backed by 57,000 employees. Its 40 monitoring centers around the globe handle more than 130,000 alarm signals each day.



ADT®
0800580688
protegido por ADT
Secured by
ADT®
secured by ADT

As the world's largest electronic security provider, ADT helps to protect more than 7 million residential, commercial, industrial and government customers. From homes and small businesses to large, international companies, ADT provides a full portfolio of security and safety solutions, backed by dedicated and responsive local service teams. Our global strength and local service are why customers around the world put their trust in us.

ADT. Always there.®

MONITORING | ACCESS CONTROL | VIDEO SURVEILLANCE | RFID | INTRUSION DETECTION | ANTI-THEFT | HOME HEALTH | FIRE & LIFE SAFETY

#1 in the **$65 billion** global electronic security industry

Global reach with **500** offices in more than **50** countries

More than **20,000** dedicated and highly trained service technicians

HELPING TO

- -protect **8** of the top **10** global logistics companies
- -secure **8** of the top **10** banks in the U.S. alone
- -safeguard **80** of the world's top **100** retailers

LEADING BRANDS:  Sensormatic® Safewatch® EZ QuickConnect™ myADT.com ADTSelect™ Freedom™ PremisePro® VideoView® SafeBox™ Companion Services® Parallel Protection®

Fire Protection Services

Tyco Fire Protection Services helps make the world safer by delivering the industry's leading products, solutions and services. Our electronic fire alarm systems feature intelligent, flexible control panels and early warning smoke detectors. In all our fire protection work, we combine advanced technology with in-depth knowledge of codes and applications.


FIRE ALARM
PULL DOWN
Simplex

As a global leader in fire and life safety, we provide fire detection, sprinkler, suppression and special-hazard solutions to customers in more than 100 countries. We've built our reputation on the strength of our industry-leading brands and the experience of our people. Today, we deliver turnkey solutions in environments where life-safety protection is vital: schools and universities, hospitals, airports, hotels, commercial properties, petrochemical plants, government facilities, even seagoing vessels. From the U.S. Pentagon to the tallest skyscraper on Earth, Tyco stands above the rest in the challenging world of fire protection.

Installed more than **2 million** smoke detectors and sensors in 2007

Installs more than **28 million** sprinklers each year

Provides security and control transportation systems on **5** continents

LEADING BRANDS: SimplexGrinnell® Simplex® ZETTLER® DBE WORMALD tyco Fire & Integrated Solutions

Safety Products

Our industry-leading products include intelligent video management systems that ensure reliable surveillance in a variety of applications, a new military respiratory protection product designed and developed for the UK Ministry of Defence and specialized fire extinguishers that offer quick response for protection of commercial and industrial facilities worldwide.


ANSUL

Tyco Safety Products designs, manufactures and sells products across three key business platforms: electronic security, life safety and fire suppression. Our diverse product lines comprise intrusion security, access control, video management systems, electronic fire detection, electronic article surveillance, RFID, breathing apparatuses, and chemical and water fire suppression solutions. With 38 manufacturing facilities worldwide, we serve customers in more than 100 countries and provide safety and security for millions of people around the world every day.

CEM, American Dynamics, Kantech and Software House access control and video products protect more than **300** airports

Scott breathing apparatuses are used by **15,000** fire departments and protect nearly **700,000** firefighters

Ansul fire suppression products help protect **75%** of the top **100** oil and gas refineries

LEADING BRANDS:


ANSUL.

Grinnell®

rapidresponse

SKUM

tyco
Fire & Building Products

SCOTT®

AMERICAN DYNAMICS

KANTECH™ SOFTWARE HOUSE®

CEM SYSTEMS

DSC®

BENTEL
SECURITY

Flow Control

Tyco valves work at minus 320 degrees Fahrenheit to plus 932 degrees Fahrenheit — from skyscrapers and gold mines to airplanes and submarines.



Tyco Flow Control is the world's largest manufacturer of flow control products and heat-tracing solutions for a variety of industrial, residential and commercial uses, including oil and gas, power, food and beverage, chemical, water and other process industries. Tyco Flow Control has more than 100 manufacturing and service locations in 24 countries, supporting our global customer base.

Market leader in the **$38 billion** global industrial valves and controls industry

Tyco Thermal Controls has supplied **200,000** miles of sophisticated heat-tracing product to process industry customers around the world

We help supply **20 billion** gallons of potable water daily to **200 million** people around the world

LEADING BRANDS: tyco / Thermal Controls, Raychem®, KEYSTONE®, vanessa®, TRACER®, ANDERSON GREENWOOD, ERHARD ARMATUREN, BIFFI, Belgicast, CROSBY®, Sempell, CLARKSON

Electrical & Metal Products

Tyco Electrical & Metal Products manufactures a diverse range of products, including metal clad cable that's color-coded to reduce installation time and improve system safety in commercial and industrial construction, fence framework offering physical security, durability and an attractive finish to commercial and residential installations, a yellow powder-coated handrail product providing a patterned gripping surface for added safety, and corrosion-protection tubing for use in a variety of applications.



Tyco Electrical & Metal Products is an industry leader in the manufacture of galvanized steel tubes and pipes, electrical conduit, metal clad cable, metal framing systems and building components. We serve a wide range of construction, electrical, fire and security, mechanical and automotive applications. With 45 manufacturing and distribution facilities worldwide, Tyco Electrical & Metal Products supplies global customers with innovative products and outstanding service.

2 billion feet of tube and pipe manufactured in 2007

75% of U.S. electrical wholesalers stock our products

350,000 miles of conduit and metal clad cable produced in 2007

LEADING BRANDS:


allied
TUBE & CONDUIT

UNISTRUT®


cope

CENTURY TUBE


AFC
CABLE SYSTEMS

TECTRON®



Tyco International Ltd.
Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
Tele: 441 292-8674
Fax: 441 295-9647

January 25, 2008

Dear Shareholder,

You are cordially invited to attend the 2008 Annual General Meeting of Shareholders of Tyco International Ltd., which will be held on March 13, 2008 at 9:00 a.m., Atlantic Time, at the Fairmont Southampton Hotel, 101 South Shore Road, Southampton, Bermuda. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, it is important that your common shares be represented at the meeting. Accordingly, we ask that you please complete, sign, date and return the enclosed proxy card at your earliest convenience.

On behalf of the Board of Directors and the management of Tyco, I extend our appreciation for your continued support.

Yours sincerely,

Edward D. Breen

Edward D. Breen
Chairman and Chief Executive Officer

BEST AVAILABLE COPY

Tyco International Ltd.
Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda

TYCO INTERNATIONAL LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MARCH 13, 2008

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Shareholders of Tyco International Ltd. will be held on March 13, 2008 at 9:00 a.m., Atlantic Time, at the Fairmont Southampton Hotel, 101 South Shore Road, Southampton, Bermuda for the following purposes:

1. To elect the Board of Directors;
2. To re-appoint Deloitte & Touche LLP as the independent auditors and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration;
3. To adopt amendments to the Company's Bye-laws; and
4. To consider and act on such other business as may properly come before the meeting or any adjournment thereof.

During the meeting, management also will present Tyco's audited consolidated financial statements for the fiscal year ended September 28, 2007.

This Notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 25, 2008 to each holder of record of Tyco common shares at the close of business on January 2, 2008. Only holders of record of Tyco common shares on January 2, 2008 are entitled to notice of, and to attend and vote at the Annual General Meeting and any adjournment or postponement thereof. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your common shares are represented at the meeting.** Tyco shareholders of record who attend the meeting may vote their common shares personally, even though they have sent in proxies.

By Order of the Board of Directors,



Judith A. Reinsdorf
Executive Vice President and General Counsel

January 25, 2008

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD. THE PROXY IS REVOCABLE AND IT WILL NOT BE USED IF YOU: GIVE WRITTEN NOTICE OF REVOCATION TO THE SECRETARY AT TYCO INTERNATIONAL LTD., SECOND FLOOR, 90 PITTS BAY ROAD, PEMBROKE HM 08, BERMUDA PRIOR TO THE VOTE TO BE TAKEN AT THE MEETING; LODGE A LATER-DATED PROXY; OR ATTEND AND VOTE PERSONALLY AT THE MEETING.

TABLE OF CONTENTS

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING

Questions and Answers About Voting Your Common Shares

Why did I receive this Proxy Statement?

Tyco has sent this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because Tyco's Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 13, 2008. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Tyco. Tyco's 2007 Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended September 28, 2007, which includes the audited consolidated financial statements of Tyco for the fiscal year ended September 28, 2007, are enclosed with or have been sent in advance of these materials.

Tyco has sent these materials to each person who is registered as a holder of its common shares in its register of shareholders (such owners are often referred to as "holders of record") as of the close of business on January 2, 2008, the record date for the Annual General Meeting. Any Tyco shareholder as of the record date who does not receive a copy of this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, may obtain a copy at the Annual General Meeting or by contacting Tyco at (441) 298-9732.

Tyco has requested that banks, brokerage firms and other nominees who hold Tyco common shares on behalf of the owners of the common shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 2, 2008 forward these materials, together with a proxy card or voting instruction card, to those beneficial shareholders. Tyco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Tyco has provided for these materials to be sent to persons who have interests in Tyco common shares through participation in the Company share funds of the Tyco retirement savings plans and employee share purchase plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the common shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

Who is entitled to vote?

Each holder of record of Tyco common shares on January 2, 2008, the record date for the Annual General Meeting, is entitled to attend and vote at the Annual General Meeting. A poll will be taken on each proposal to be put to the Annual General Meeting.

How many votes do I have?

Every holder of a common share on the record date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On January 2, 2008, there were 491,286,431 common shares outstanding and entitled to vote at the Annual General Meeting.

What proposals are being presented at the Annual General Meeting?

Tyco intends to present proposals numbered one through three for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

- Election of the Board of Directors;
- Re-appointment of Deloitte & Touche LLP as the independent auditors and authorization of the Audit Committee of the Board to set the auditors' remuneration.
- Amendments to the Company's Bye-laws to allow the Company to hold its shares in treasury and to expressly authorize the Controller officership.

Other than matters incident to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, Tyco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

How do I attend the Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting. For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area and a form of photo identification, where their ownership will be verified. Those who have beneficial ownership of common shares held by a bank, brokerage firm or other nominee should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco common shares as of January 2, 2008 along with a form of photo identification. Registration will begin at 8:00 a.m. Atlantic Time and the Annual General Meeting will begin at 9:00 a.m. Atlantic Time.

How do I vote?

You can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in street name, you can vote by following the instructions on your voting instruction card.
- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your common shares in person, we will give you a ballot at the meeting. Shareholders who own their common shares in street name are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your common shares by proxy.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your common shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy card or voting instruction card but do not indicate instructions for voting, your common shares will be voted: "FOR" the election of all nominees to the Board named on the proxy card; "FOR" proposals two and three; and, with respect to any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, at the discretion of the proxy holders.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote in one of three ways at any time before it is exercised:

- Notify our Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in street name, follow the instructions on the voting instruction card;
- Submit another proxy card (or voting instruction card if you hold your common shares in street name) with a later date; or
- If you are a holder of record, or a beneficial holder with a proxy from the holder of record, vote in person at the Annual General Meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your common shares. Beneficial shareholders sharing an address who are receiving multiple copies of the proxy materials, Annual Report and Form 10-K will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, but not the record holder, of Tyco's common shares, your broker, bank or other nominee may deliver only one copy of the Proxy Statement, Annual Report and Form 10-K to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. Tyco will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement, Annual Report and Form 10-K to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders who wish to receive a separate written copy of the Proxy Statement, Annual Report and Form 10-K, now or in the future, should submit their request to Tyco by telephone at (441) 298-9732 or by submitting a written request to Tyco Shareholder Services, Tyco International Ltd., Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of the common shares outstanding and entitled to vote at the Annual General Meeting constitutes a quorum for the conduct of business.

What vote is required in order to approve each proposal?

The affirmative vote of a majority of the common shares represented and voting at the Annual General Meeting is required for election of Directors, the re-appointment of Tyco's independent auditors and authorization of the Audit Committee of the Board to set the auditors' remuneration and the amendments to the Company's Bye-laws. Pursuant to Bermuda law, (i) common shares which are represented by "broker non-votes" (i.e., common shares held by brokers which are represented at the Annual General Meeting but with respect to which the broker is not empowered to vote on a particular proposal) and (ii) common shares which abstain from voting on any matter, are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

How will voting on any other business be conducted?

Other than matters incident to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who will count the votes?

Mellon Investor Services will act as the inspector of election and will tabulate the votes.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on March 13, 2008:

You can access Tyco's annual report and proxy statement at www.tycoproxy.com. For future meetings, shareholders can help reduce the amount of energy and paper consumed by the Company, and save the Company the expense of mailing printed proxy materials, by consenting to receive them in electronic format instead. You can choose this option by completing the required information at http://enroll.icsdelivery.com/TYC. Your choice will remain in effect until you revoke it. If you choose to receive proxy materials in electronic format, you will receive an e-mail notice prior to the next annual meeting that will provide the links to the annual meeting materials online. You may later revoke your consent or specifically request that a copy of the proxy materials be sent to you. To change or revoke your consent, follow the instructions on http://enroll.icsdelivery.com/TYC.

Returning Your Proxy Card

Tyco shareholders should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions on it and received at any one of the addresses set forth below by the times (being local times) and dates specified:

In Bermuda:

by 5:00 p.m. on March 12, 2008 by hand or mail at:

Tyco International Ltd.
Second Floor, 90 Pitts Bay Road
Pembroke HM 08, Bermuda

In the United States:

by 7:00 a.m. on March 13, 2008 by mail at:

Tyco International Ltd.
c/o Mellon Investor Services
P.O. Box 3510
South Hackensack, NJ 07606-9247
United States of America

In the United Kingdom:

by 5:00 p.m. on March 12, 2008 by hand or mail at:

Tyco International Ltd.
c/o Tyco Holdings (UK) Limited
Law Department
7th Floor
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom

In Australia:

by 5:00 p.m. on March 12, 2008 by hand or mail at:

Tyco International Ltd.
c/o Tyco International Pty. Limited
Unit 38, 38 South Street,
Rydalmere NSW 2116
Australia

If your common shares are held in street name, you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Tyco common shares on your behalf.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles

Our corporate governance principles are embodied in a formal document that has been approved by Tyco's Board of Directors (the "Board"). It is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance". We will also provide a copy of the corporate governance principles to shareholders upon request.

Vision and Values of Our Board

Tyco's Board is responsible for directing and overseeing the management of Tyco's business in the best interests of the shareholders and consistent with good corporate citizenship. In carrying out its responsibilities, the Board selects and monitors top management, provides oversight for financial reporting and legal compliance, determines Tyco's governance principles and implements its governance policies. The Board, together with management, is responsible for establishing the Company's values and code of conduct and for setting strategic direction and priorities.

While Tyco's strategy evolves in response to changing market conditions, the Company's vision and values are enduring. Our governance principles, along with the Company's vision and values, constitute the foundation upon which the Company's governance policies are built. Our vision, values and principles are discussed below.

Tyco believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the firm, and governance at Tyco is intended to optimize both. Tyco also believes that good governance ultimately depends on the quality of its leadership, and it is committed to recruiting and retaining Directors and officers of proven leadership and personal integrity.

Tyco Vision: Why We Exist and the Essence of Our Business

To be our customers' first choice in every market we serve by exceeding commitments, providing new technology solutions, leveraging our diverse brands, driving operational excellence, and committing to the highest standards of business practices—all of which will drive Tyco's long-term growth, value, and success.

Tyco Values: How We Conduct Ourselves

Integrity: We demand of each other and ourselves the highest standards of individual and corporate integrity with our customers, suppliers, vendors, agents and stakeholders. We vigorously protect Company assets and have policies and compliance systems designed to ensure compliance with all Company policies and laws.

Excellence: We continually challenge each other to improve our products, our processes and ourselves. We strive always to understand our customers' and suppliers' businesses and help them achieve their goals. We are dedicated to diversity, fair treatment, mutual respect and trust of our employees and customers.

Teamwork: We foster an environment that encourages innovation, creativity and results through teamwork and mutual respect. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction.

Accountability: We will meet the commitments we make and take personal responsibility for all actions and results. We will create an operating discipline of continuous improvement that will be integrated into our culture.

Tyco Goals: What We Seek to Achieve

Governance: Adhere to the highest standards of corporate governance by establishing processes and practices that promote and ensure integrity, compliance and accountability.

Customers: Fully understand and exceed our customers' needs, wants and preferences and provide greater value to our customers than our competition.

Growth: Focus on strategies to achieve organic growth targets and deploy cash for growth and value creation.

Teamwork and Culture: Build on the Company's reputation and image internally and externally while driving initiatives to ensure Tyco remains an employer of choice.

Operational Excellence: Implement best-in-class operating practices and leverage Company-wide opportunities and best practices.

Financial Strength & Flexibility: Ensure that revenue, earnings per share (EPS), cash and return on invested capital objectives are met.

Board of Directors

Mission of the Board of Directors: What the Board Intends to Accomplish

The mission of Tyco's Board is to promote the long-term value and health of the Company in the interests of the shareholders and set an ethical "tone at the top". To this end, the Board provides management with strategic guidance, and also ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity and ethics throughout the organization.

Governance Principles: How the Board Oversees the Company

Active Board: The Directors are well informed about the Company and vigorous in their oversight of management.

Company Leadership: The Directors, together with senior management, set Tyco's strategic direction, review financial objectives, and establish the ethical tone for the management and leadership of the Company.

Compliance with Laws and Ethics: The Directors ensure that procedures and practices are in place designed to prevent and identify illegal or unethical conduct and to permit appropriate and timely redress should such conduct occur.

Inform and Listen to Investors and Regulators: The Directors take steps to see that management discloses appropriate information fairly, fully, timely and accurately to investors and regulators, and that the Company maintains a two-way communication channel with its investors and regulators.

Continuous Improvement: The Directors remain abreast of new developments in corporate governance and they implement new procedures and practices as they deem appropriate.

Board Responsibilities

The Board is responsible for:

- reviewing and approving management's strategic and business plans;
- reviewing and approving financial plans, objectives and actions, including significant capital allocations and expenditures;
- monitoring management's execution of corporate plans and objectives;
- advising management on significant decisions and reviewing and approving major transactions;
- identifying and recommending Director candidates for election by shareholders;
- appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place;
- selecting, monitoring, evaluating, compensating and, if necessary, replacing the Chief Executive Officer and other senior executives, and seeing that management development and succession plans are maintained for these executive positions;
- determining the Chief Executive Officer's compensation, and approving senior executives' compensation;
- overseeing that procedures are in place designed to promote compliance with laws and regulations;
- overseeing that procedures are in place designed to promote integrity and candor in the audit of the Company's financial statements and operations, and in all financial reporting and disclosure; and
- designing and assessing the effectiveness of its own governance practices and procedures as well as Board and committee performance.

Board Leadership

The business of the Company is managed under the direction of the Company's Board, in the interest of the shareholders. The Board delegates its authority to senior management for managing the everyday affairs of the Company. The Board requires that senior management review major actions and initiatives with the Board prior to implementation.

The Company believes the positions of Chairman and Chief Executive Officer should be held by the same person, unless circumstances dictate otherwise. The Company has adopted a counterbalancing governance structure, including:

- a designated lead Director;
- a substantial majority of independent Directors;
- annual election of Directors by a majority of votes cast at the annual general meeting of shareholders;
- committees entirely composed of independent Directors; and
- established governance guidelines.

The lead Director, among other things, sets the agenda for Board meetings with Board and management input, facilitates communication among Directors, works with the Chief Executive Officer to provide an appropriate information flow to the Board, and chairs an executive session of the independent Directors at each formal Board meeting.

Board Capabilities

The Tyco Board as a whole is strong in its diversity and collective knowledge of accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets.

The culture of the Board is such that the Board can operate swiftly and effectively in making key decisions and facing major challenges. Board meetings are conducted in an environment of trust, open dialogue and mutual respect that encourages constructive commentary.

The Board strives to be informed, proactive and vigilant in its oversight of the Company and protection of shareholder assets.

Board Committees

To conduct its business the Board maintains three standing committees: Audit, Compensation and Human Resources (the "Compensation Committee"), and Nominating and Governance, and they are entirely composed of independent Directors. Assignments to, and chairs of, the Audit and Compensation Committees are recommended by the Nominating and Governance Committee and selected by the Board. The independent Directors as a group elect the members and the chair of the Nominating and Governance committee. All committees report on their activities to the Board.

The lead Director may convene a "special committee" to review certain material matters being considered by the Board. The special committee reports its activities to the Board.

To ensure effective discussion and decision making while at the same time having a sufficient number of independent Directors for its three committees, the Board is normally constituted of between ten and thirteen Directors. Shareholders have the authority to set the number of Directors at the annual general meeting, and the Directors have the authority to fill any vacancy that may arise during the year.

The Nominating and Governance Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the Board.

Board Meetings

The Board meets at least six times annually, and additional meetings may be called in accordance with the Company's Bye-laws. Frequent board meetings are critical not only for timely decisions but also for Directors to be well informed about Company operations and issues. One of these meetings will be scheduled in conjunction with the Company's annual general meeting and board members are required to be in attendance at the annual general meeting either in person or by telephone. The lead Director, in consultation with the Chairman of the Board / Chief Executive Officer, is responsible for setting meeting agendas with input from the Directors.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the lead Director, is held at each formal meeting of the Board.

Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. Directors may ask for additional information from, or meetings with, senior managers at any time.

Strategic planning and succession planning sessions are held annually at a regular Board meeting. The succession-planning meeting focuses on the development and succession of not only the chief executive but also the other senior executives.

The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to attend regularly scheduled Board and committee meetings in person. Telephonic participation is the exception. The decisions by the Board and its committees are recorded in the minutes of their meetings, and copies of the minutes are forwarded promptly to all Directors after each Board and committee meeting. All independent Board members are welcome to attend any committee meeting.

Board and Committee Calendars

A calendar of regular agenda items for the six regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the Chairman of the Board / Chief Executive Officer in consultation with the lead Director, committee chairs, and all interested Directors.

Board Communication

Management speaks on behalf of the Company, and the Board normally communicates through management with outside parties, including Tyco shareholders, business journalists, equity analysts, rating agencies and government regulators. The Board has established a process for shareholders to communicate with members of the Board, including the lead Director. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Tyco Board of Directors via email at *directors@tyco.com*. Shareholders, customers, vendors, suppliers and employees can also raise concerns at *https://www.vitaltycoconcerns.com*. Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Corporate Ombudsman, who has a direct reporting relationship to the Audit Committee Chair of the Board of Directors. A report summarizing all items received resulting in cases is prepared for the Board. The Corporate Ombudsman directs cases to the applicable department (such as customer service, human resources or in the cases of accounting, audit or internal controls-forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner.

Board Contact with Operations and Management

Members of the Board perform site visits of Company operations as part of its enterprise risk management process. The lead Director and management determine the appropriate operation site and timing of the enterprise risk assessment meeting. During 2007, members of the Board participated in enterprise risk assessments at operational sites of Tyco Flow Control, Tyco Safety Products and Tyco Electrical and Metal Products.

The Chairman of the Board / Chief Executive Officer arranges for senior managers to attend Board meetings and meet informally with Directors before and after the meetings.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the expense of the Company, as they determine necessary to carry out their responsibilities.

Board Evaluation

The Nominating and Governance Committee coordinates an annual evaluation process by the Directors of the Board's performance and procedures, as well as that of each committee. This evaluation leads to a full Board discussion of the results. In connection with the evaluation process:

- the lead Director informally consults with each of the Directors;
- the qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board;
- the Nominating and Governance Committee, the Audit Committee and the Compensation Committee each conduct an annual self-evaluation of their performance and procedures, including the adequacy of their charters.

Board Compensation and Stock Ownership

The Compensation Committee, in collaboration with the Nominating and Governance Committee, periodically reviews the Directors' compensation and recommends changes in the level and mix of compensation to the full Board. See the Compensation Discussion and Analysis for a detailed discussion of the Compensation Committee's role in determining executive compensation.

To help align Board and shareholder interests, Directors are encouraged to own, at a minimum, Tyco stock or stock units equal to three times their annual retainer (a total of $240,000, based on the current $80,000 annual cash retainer) within three years of joining the Board. Once a Director satisfies the minimum stock ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guidelines as long as the Director does not sell any stock. A majority of the Directors' annual compensation is provided as equity, and because such equity is in the form of deferred stock units (which cannot be transferred until the Director leaves the Board), Directors will normally obtain the minimum guideline after two years. Directors who are Company officers receive no additional compensation for service as Directors.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. Independent Directors:

- are not former officers or employees of the Company or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Tyco aside from their Directorship that could affect their judgment;
- have not worked for, or have any immediate family member work for, been retained by, or received anything of substantial value from the Company aside from his or her compensation as Directors;
- have no immediate family member who is an officer of the Company or its subsidiaries or has any current or past material relationship with the Company;

- do not work for, nor does any immediate family member work for, consult with, or are retained by another publicly traded company on whose Board of Directors the Tyco Chief Executive Officer or other member of senior management serves;
- do not serve as, nor does any immediate family member serve as, an executive officer of any entity which the Company's annual sales to or purchases from exceeded one percent of either entity's annual revenues for the last fiscal year;
- do not serve, nor does any immediate family member serve, on either the board of directors or the compensation committee of any corporation that employs either a nominee for Director or a member of the immediate family of any nominee for Director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization to which the Company or its subsidiaries made charitable contributions or payments in excess of one percent of the organization's charitable receipts and less than one percent of Tyco's total annual charitable contributions during the last fiscal year.

The Board has determined that all of the Director nominees, with the exception of the Chief Executive Officer, meet these standards and are therefore independent of the Company. The Board has also determined that such Directors are "outside directors" as defined in section 162(m) of the Internal Revenue Code. All nominees have no material relationship with the Company, either directly or as a partner, shareholder or affiliate of an organization that has a relationship with the Company. The independent Director nominees are: Dennis C. Blair, Brian Duperreault, Bruce S. Gordon, Rajiv L. Gupta, John A. Krol, Brendan R. O'Neill, William S. Stavropoulos, Sandra S. Wijnberg, Jerome B. York and Timothy M. Donahue.

Director Service

Directors are elected by an affirmative vote of a majority of the votes cast by shareholders at the annual general meeting of shareholders and they serve for one-year terms. They must resign from the Board at the annual general meeting of shareholders following their 72nd birthday. Any nominee for Director who does not receive a majority of votes cast from the shareholders is not elected to the Board. The sitting Director will remain in office until a new Director is elected, which shall take place in a timely manner.

The Nominating and Governance Committee is responsible for the review of all Directors, and where necessary will take action to remove a Director for performance, which requires the unanimous approval of the Board. This unanimous approval does not include the approval of the Director whose removal is sought.

Directors inform the Nominating and Governance Committee of any significant change in their employment or professional responsibilities and will offer their resignation to the Board in the event of such a change. This allows for discussion with the Nominating and Governance Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The guideline is for committee chairs and the lead Director to:

- serve in their respective roles five years, and
- to rotate at the time of the annual meeting following the completion of their fifth year of service.

When the Chairman of the Board / Chief Executive Officer steps down, he or she must simultaneously resign from the Board, unless the Board decides that his or her services as a Director are in the best interests of the Company. It is only in unusual circumstances that the Board decides that the retired Chief Executive Officer should continue to serve.

Director Orientation and Education

A formal orientation program is provided to new Directors by the Corporate Secretary on Tyco's mission, values, governance, compliance and business operations. In addition, a program of continuing education is annually provided to incumbent Directors, and it includes review of the Company's Guide to Ethical Conduct. Directors are also encouraged to take advantage of outside continuing education relating to their duties as a Director and to subscribe to appropriate publications at the Company's expense.

Other Directorships and Conflicts

In order to provide sufficient time for informed participation in their board responsibilities:

- non-executive Directors who are employed as chief executive officer of a publicly traded company are required to limit their external directorships of other public companies to two;
- non-executive Directors who are otherwise fully employed are required to limit their external directorships of other public companies to three; and
- non-executive Directors who are not fully employed are required to limit their external directorships of other public companies to five.

The Board may, in its discretion, waive these limits in special circumstances. When a Director, the chief executive or other senior managers intend to serve on another board, the Nominating and Governance Committee is required to be notified. The Committee reviews the possibility of conflicts of interest or time constraints and must approve the officer's or Director's appointment to the outside board. Each Director is required to notify the chair of the Nominating and Governance Committee of any conflicts. The chief executive may serve on no more than two other public company boards.

The company has a formal, written procedure intended to ensure compliance with the related party provisions in our guide to ethical conduct, Bye-laws and with our corporate governance principles. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved by our Nominating and Corporate Governance Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the guide to ethical conduct, must be approved by a majority of disinterested directors, following appropriate disclosure of all material aspects of the transaction.

Guide to Ethical Conduct

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers, and Directors of Tyco. The Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. The Guide to Ethical Conduct also meets the requirements of a code of business, conduct and ethics under the listing standards of the New York Stock Exchange ("NYSE"). The Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance". We will also provide a copy of the Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to the

Guide to Ethical Conduct, as well as any waivers for executive officers or Directors on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance."

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Tyco directs a charitable donation to an organization in which a Tyco Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than one percent of that organization's annual charitable receipts, and less than one percent of Tyco's total annual charitable contributions. Furthermore, charitable donations by the Company to organizations at the request of a Director are limited to matching donations in an amount no greater than the amount contributed by the Director, and may not exceed the maximum amount of $10,000 per calendar year permitted under Tyco's employee matching gift program.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The fiscal year 2007 compensation package for non-employee Directors consisted of an annual retainer of $80,000 and deferred stock units ("DSUs") with a value at grant of approximately $120,000. The lead Director and the Chair of the Audit Committee receives an additional annual fee of $20,000 and the Chairs of the Compensation Committee and the Nominating and Governance Committee each receives an additional annual fee of $15,000, in recognition of the responsibilities required in these roles. In addition any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. A Director who is also an employee receives no additional remuneration for services as a Director.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Adm. Dennis C. Blair	$ 80,000	$120,013	$ 1,000	$201,013
Mr. Brian Duperreault	$ 80,000	$120,013	—	$200,013
Mr. Bruce S. Gordon	$ 80,000	$120,013	—	$200,013
Mr. Rajiv L. Gupta (CC)	$ 91,250	$120,013	$10,072	$221,335
Mr. John A. Krol (L)(NC)	$116,500	$120,013	$ —	$236,513
Mr. H. Carl McCall	$ 83,000	$120,013	$ 2,300	$205,313
Dr. Brendan R. O'Neill	$ 80,000	$120,013	—	$200,013
Dr. William S. Stavropoulos	$ 45,333	$ 67,410	—	$112,743
Ms. Sandra S. Wijnberg	$ 81,500	$120,013	$10,000	$211,513
Mr. Jerome B. York (AC)	$100,000	$120,013	$ 980	$220,993
Former Director:				
Mr. Mackey J. McDonald[4]	$ 23,750	$120,013	$10,000	$153,763

(L)= Lead Director
(AC)= Audit Committee Chair
(CC)= Compensation Committee Chair
(NC)= Nominating and Governance Committee Chair

[1] Consists of meeting and committee chair fees, as described above. In addition to annual fees and committee chair fees (in the case of Mr. Krol), each of Mr. Krol, Mr. McCall and Ms. Wijnberg

were paid special committee fees of $1,500, $3,000 and $1,500, respectively, during the fiscal year. Dr. Stavropoulos was paid a prorated fee for his services for the period from March 2007, when he joined the Board, through the end of the fiscal year. Mr. Gupta's committee chair fee is prorated from January 2007.

(2) As noted above, Directors receive an annual grant worth approximately $120,000 of DSUs of the Company. This column reflects the expense recognized in the Company's audited consolidated financial statements for the year ended September 28, 2007 for DSUs granted to each Director in 2007. Each DSU and all prior DSUs are fully vested when they are granted, meaning that they are not subject to forfeiture (except in the case of dismissal for cause). However, the shares are not actually issued to the Director until the earlier of retirement from the Board or a change-in-control of the Company. DSUs accumulate dividend equivalent units, which are dividends paid-in-kind on a deferred basis, and do not have any voting rights until issued.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Director during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $1,000 for any Director in fiscal 2007.

(4) Mr. McDonald retired from the Board on March 7, 2007.

Director Deferred Compensation Plan

Under the Director Deferred Compensation Plan ("Deferred Compensation Plan"), each non-employee Director may make an election to defer some or all of his or her cash remuneration for that year, although no such elections were made for fiscal 2007. Under the Deferred Compensation Plan, an unfunded deferred compensation bookkeeping account is established for each Director who elects to defer cash remuneration otherwise payable during the year. The Director may choose the deemed investment of amounts credited to his/her deferred compensation account into the Interest Income Measurement Fund or the Spartan U.S. Equity Index Fund—Advantage Class Measurement Fund. Earnings and/or losses on the Measurement Funds mirror the investment results of funds available under the Company's 401(k) retirement savings and investment plans. Each Director may elect to receive a distribution of the amounts credited to his or her deferred compensation account in a lump sum cash payment either at termination from the Board or at a future date that is at least five years following the year it is deferred. Any unpaid balances will be distributed to a Director upon the later of his or her attainment of age 70 and his or her termination from the Board. In addition, beginning in 2008, Directors will have the option to receive DSUs in ten annual installments following their termination from the Board rather than as a lump-sum, subject to full distribution when the Director reaches the age of 70.

PROPOSAL NUMBER ONE—ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2008 Annual General Meeting a slate of 11 nominees, consisting of 10 individuals who are currently serving on the Board and one new nominee. The nominees who are currently serving on the Board are Ms. Wijnberg, Admiral Blair, Drs. O'Neill and Stavropoulos and Messrs. Breen, Duperreault, Gordon, Gupta, Krol and York, and the new nominee is Timothy M. Donahue. Biographical information regarding each of the nominees is set forth below. The election of Directors will take place at the Annual General Meeting. Election of each Director requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy. Shareholders are entitled to one vote per share for each of the Directors to be elected. Tyco is not aware of any reason why any of the nominees will not be able to serve if elected. Each of the Directors elected will serve until the 2009 Annual General Meeting and until their successors, if any, are elected and qualified. Mr. McCall is retiring as of the 2008 Annual General Meeting, consistent with the Board's policy. The Board wishes to thank Mr. McCall for his significant contributions to Tyco during his five years of service on the Board.

Current Directors Nominated for Re-Election

Dennis C. Blair—Admiral Blair (U.S. Navy, Ret.), age 60, joined our Board in March 2003. From November 2003 to September 2006, Admiral Blair was President and Chief Executive Officer of The Institute for Defense Analyses, a federally-funded research and development center. Admiral Blair retired as Commander in Chief of the U.S. Pacific Command in 2002 after more than 30 years of service in the armed forces. Previously, as Vice Admiral, Admiral Blair was Director of the Joint Staff and Associate Director of Central Intelligence for Military Support. Admiral Blair graduated from the U.S. Naval Academy and holds a Master's degree from Oxford University. Admiral Blair also serves as a director of Iridium Satellite LLC.

Edward D. Breen—Mr. Breen, age 51, has been our Chairman and Chief Executive Officer since July 2002. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen also serves as a director of Comcast Corporation and is a member of the Advisory Board of New Mountain Capital LLC, a private equity firm.

Brian Duperreault—Mr. Duperreault, age 60, joined our Board in March 2004. Mr. Duperreault has served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, from October 1994 to May 2007 and continues to serve as a director of ACE. He served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of American International Underwriters Inc. ("AIU") from April 1994 to September 1994. Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault serves as a Chairman of the Bank of N.T. Butterfield & Son Limited, Chairman of the Centre on Philanthropy, Chairman of Bermuda Institute of Ocean Sciences, Chairman of the International Insurance Society and Director of the Bermuda Monetary Authority. He was also a member of the board of directors of The American Institute for CPCU—Insurance Institute of America, a member of the Board of Trustees of Saint

Joseph's University, and the Board of Overseers of the School of Risk Management of St. John's University through June 2007.

Bruce S. Gordon—Mr. Gordon, age 61, joined our Board in January 2003. From August 2005 through April 2007, Mr. Gordon served as President and Chief Executive Officer of the NAACP. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received an M.S. from Massachusetts Institute of Technology. Mr. Gordon also serves as a director of CBS Corporation.

Rajiv L. Gupta—Mr. Gupta, age 62, joined our Board in March 2005. Mr. Gupta has served as Chairman, President and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to the present. Previously, he served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, an M.S. in operations research from Cornell University and an M.B.A. in finance from Drexel University. Mr. Gupta also is a director of The Vanguard Group.

John A. Krol—Mr. Krol, age 71, joined our Board in August 2002. Mr. Krol was the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology-based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as a director of ACE Limited, MeadWestvaco Corporation and the private Milliken & Company, and is on the Advisory Board of Bechtel Corporation. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry. Mr. Krol is the lead Director of the Board and Chair of the Company's Nominating and Governance Committee.

Brendan R. O'Neill—Dr. O'Neill, age 59, joined our Board in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Endurance Specialty Holdings Ltd., Aegis Group Plc., Informa plc and Watson Wyatt Worldwide, Inc. He serves on the Audit Committee of Aegis Group Plc.

William S. Stavropoulos—Dr. Stavropoulos, age 68, joined our Board in March 2007. Dr. Stavropoulos was the Chairman, President and Chief Executive Officer of Dow Chemical Company, where his career spanned 39 years until his retirement in 2006. While at Dow, Dr. Stavropoulos served in a variety of positions in research, marketing and general management. Dr. Stavropoulos graduated from Fordham University with a B.S. in pharmaceutical chemistry and from the University of Washington with a Ph.D. in medicinal chemistry. He serves on the board of the American Enterprise Institute for Public Policy Research and is a special advisor to Clayton, Dubilier & Rice, Inc. Dr. Stavropoulos also serves as a director of Chemical Financial Corporation and Maersk Inc., is a trustee to the Fidelity Group of Funds and is on the Advisory Board for Metalmark Capital LLC and Trinsium Group.

Sandra S. Wijnberg—Ms. Wijnberg, age 51, joined our Board in March 2003. In March 2007, Ms. Wijnberg was named Chief Administrative Officer of Aquiline Holdings LLC. From January 2000 to April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. Ms. Wijnberg served as a Senior Vice President and Treasurer of Tricon Global Restaurants, Inc. and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California. Ms. Wijnberg also serves as a director and chair of the Audit Committee of Tyco Electronics Ltd.

Jerome B. York—Mr. York, age 69, joined our Board in November 2002. Since 2000, Mr. York has been Chief Executive Officer of Harwinton Capital, LLC, a private investment company that he controls. From 2000 to 2003, he was the Chairman, President and Chief Executive Officer of MicroWarehouse, Inc. a computer reseller, and prior to that he was the Vice Chairman of Tracinda Corporation from 1995 to 1999, Chief Financial Officer of IBM Corporation from 1993 to 1995 and held various positions at Chrysler Corporation from 1979 to 1993. Mr. York graduated from the United States Military Academy, and received an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the University of Michigan. Mr. York also serves as a director of Apple, Inc. and is a member of Apple's Audit Committee. Mr. York is the Chair of the Company's Audit Committee.

New Director Nominated for Election

Timothy M. Donahue—Prior to his retirement, Mr. Donahue, age 59, was Executive Chairman of Sprint Nextel Corporation from August 2005 to December 2006. He previously served as president and chief executive officer of Nextel Communications, Inc. He began his career with Nextel in January 1996 as president and chief operating officer. Before joining Nextel, Mr. Donahue served as northeast regional president for AT&T Wireless Services operations from 1991 to 1996. Prior to that, he served as president for McCaw Cellular's paging division in 1986 and was named McCaw's president for the U.S. central region in 1989. He is also a director of the Eastman Kodak Company, Covidien and NVR Inc. Mr. Donahue is a graduate of John Carroll University, where he serves as a director, with a BA degree in English Literature. If elected, Mr. Donahue is expected to serve on the Audit Committee.

The Board recommends that shareholders vote FOR the election of all 11 nominees for Director.

COMMITTEES OF THE BOARD

The table below provides fiscal year 2007 membership and meeting information for each of the Board Committees.

Name	Audit	Nominating & Governance	Compensation & Human Resources	Date Elected to Board
Adm. Dennis C. Blair			X	03/06/2003
Mr. Brian Duperreault			X	03/25/2004
Mr. Bruce S. Gordon	X			01/13/2003
Mr. Rajiv L. Gupta (C)			X	03/10/2005
Mr. John A. Krol (L)(C)		X		08/06/2002
Mr. H. Carl McCall		X		03/06/2003
Dr. Brendan R. O'Neill	X			03/06/2003
Dr. William S. Stavropoulos	X			03/08/2007
Ms. Sandra S. Wijnberg		X		03/06/2003
Mr. Jerome B. York (C)	X			11/11/2002
Number of Meetings During Fiscal Year 2007	10	7	9	

(L) = Lead Director
(C) = Committee Chair

During fiscal 2007, the Board met eleven times. All of our Directors attended over 75% of the meetings of the Board and the committees on which they served in fiscal 2007. The Board's governance principles provide that Board members are expected to attend each annual general meeting. At the 2007 Annual General Meeting, all of the current Board members were in attendance.

Audit Committee. The Audit Committee monitors the integrity of Tyco's financial statements, the independence and qualifications of the independent auditors, the performance of Tyco's internal auditors and independent auditors, Tyco's compliance with legal and regulatory requirements and the effectiveness of Tyco's internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Tyco's independent auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Audit Committee held ten meetings during fiscal 2007. The members of the Audit Committee are Messrs. Gordon and York and Drs. O'Neill and Stavropoulos, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. Mr. York is the chair of the Audit Committee. The Board has determined that each of Mr. York and Drs. Stavropoulos and O'Neill are audit committee financial experts.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the Director nominees for the annual general meeting of shareholders, developing and recommending to the Board a set of corporate governance principles, and playing a general leadership role in Tyco's corporate governance. In addition, the Nominating and Governance Committee oversees our environmental, health and safety management system. The Nominating and Governance Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held seven meetings during fiscal 2007. The members of the Nominating and Governance Committee are Ms. Wijnberg and Messrs. Krol and McCall, each of whom is independent under NYSE listing standards. Mr. Krol is the chair of the Nominating and Governance Committee.

Compensation and Human Resources Committee. The Compensation Committee reviews and approves compensation and benefits policies and objectives, determines whether Tyco's officers, Directors and employees are compensated according to these objectives, and carries out certain of the Board's responsibilities relating to the compensation of Tyco's executives. The Compensation Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Compensation Committee held nine meetings during fiscal 2007. The members of the Compensation Committee are Admiral Blair and Messrs. Duperreault and Gupta. Mr. Gupta is the chair of the Compensation Committee. The Board of Directors has determined that each of the members of the Compensation Committee is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code. For more information regarding the Compensation Committee's roles and responsibilities, see the discussion under the heading "Role of the Compensation Committee" in the Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2007 or as of the date of this proxy statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

Nomination of Directors

The Nominating and Governance Committee, in accordance with the Board's governance principles, seeks to create a Board that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets. When the Committee reviews a potential new candidate, the Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of Director attributes.

General criteria for the nomination of Director candidates include:

- the highest ethical standards and integrity;
- a willingness to act on and be accountable for Board decisions;
- an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;
- a history of achievement that reflects superior standards for themselves and others;
- loyalty and commitment to driving the success of the Company;
- an ability to take tough positions while at the same time working as a team player; and
- individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs.

The Company also strives to have all Directors, other than the Chief Executive Officer, be independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more vigorous standard of independence. The Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Nominating and Governance Committees. In November 2005, the Board governance principles were amended to limit the number of other public company boards of directors on which a Director can serve to no more than two for Directors who are employed as chief executive officer of a publicly traded company, no more than three for Directors who are otherwise fully employed and no more than five for Directors who are not fully employed. A

Director currently serving on boards in excess of these limits may continue to serve, provided the Board determines that doing so would not impair the Director's service on the Company's Board. All of our Directors meet the board service criteria.

As provided in its charter, the Nominating and Governance committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Tyco's Secretary at Tyco's registered address: 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Any such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above;
- the candidate's signed consent to serve as a Director if elected and to be named in the proxy statement; and
- evidence of share ownership.

The recommendation must also include documentary evidence of ownership of Tyco common shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Amended and Restated Bye-laws.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2009 Annual General Meeting of Shareholders, shareholder recommendations for Director must be received by Tyco's Secretary no later than September 27, 2008. Once the Company receives the recommendation, the Company will deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee. No candidates were recommended by shareholders in connection with the 2008 Annual General Meeting.

The Nominating and Governance Committee currently employs a third party search firm to assist the Committee in identifying candidates for Director. The Committee also receives suggestions for Director candidates from Board members. Ten of our nominees for Director are current members of the Board. In evaluating candidates for Director, the Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources. Based on the Nominating and Governance Committee's evaluation of the current Directors, each nominee was recommended for election.

Executive Officers

In addition to Mr. Breen, Tyco's Chief Executive Officer who also serves as Chairman of the Board and whose biographical information is set forth above, the executive officers of Tyco are:

Christopher J. Coughlin—Mr. Coughlin, age 55, has been our Executive Vice President and Chief Financial Officer since March 2005. Prior to joining Tyco, Mr. Coughlin served as Chief Operating Officer at Interpublic Group. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer for six years. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation and Covidien Ltd.

Naren K. Gursahaney—Mr. Gursahaney, age 46, has been President of ADT Worldwide since May 2007. Mr. Gursahaney joined Tyco in 2003 as Senior Vice President of Operational Excellence and became the President of Tyco Flow Control in January 2005 and President of the Tyco Engineered Products and Services segment in January 2006. Prior to joining Tyco, Mr. Gursahaney was the

President and Chief Executive Officer of GE Medical Systems-Asia. During his ten year tenure at GE, Mr. Gursahaney held senior leadership positions in services, marketing and information management within the Medical Systems and Power Systems divisions and also worked at GE's corporate headquarters as the staff executive for the vice chairman and manager of business development. Prior to GE, Mr. Gursahaney spent four years with Booz Allen & Hamilton in Cleveland, Ohio and worked as an engineer for Westinghouse Electric Corporation in Baltimore, Maryland and Ashdod, Israel.

Patrick Decker—Mr. Decker, age 43, has been President of Flow Control since May 2007 and was previously Chief Financial Officer of Tyco Engineered Products and Services and Tyco Plastics and Adhesives. Prior to joining Tyco in 2003, Mr. Decker spent 13 years serving in a series of key financial roles at Bristol-Myers Squibb, both in the United States and internationally. Mr. Decker began his career as an auditor for PricewaterhouseCoopers.

George Oliver—Mr. Oliver, age 47, has been President of Tyco Safety Products since 2006 and, in addition, was named President of the Tyco Electrical & Metal Products businesses in March 2007. Prior to joining Tyco in 2006, Mr. Oliver served in operational roles of increasing responsibility at several General Electric divisions, most recently as President and Chief Executive Officer of GE Water and Process Technologies.

Edward C. Arditte—Mr. Arditte, age 52, has been our Senior Vice President, Strategy and Investor Relations since February 2006, and prior to that was Senior Vice President, Investor Relations from May 2003. Prior to joining Tyco, Mr. Arditte was employed by BancBoston Capital, a division of the private equity group of Bank of America, where he served as Chief Financial Officer since January 2002. Prior to that, Mr. Arditte spent over 15 years at Textron Inc, where he held a number of positions, including Vice President and Treasurer; and Vice President, Finance and Business Development at one of the Company's operating segments.

Carol Anthony ("John") Davidson—Mr. Davidson, age 52, has been our Senior Vice President, Controller and Chief Accounting Officer since January 2004. Prior to joining Tyco, Mr. Davidson was employed by Dell Inc., where he served as Vice President, Audit, Risk and Compliance. While at Dell he also served in other senior capacities, including Chief Compliance Officer, Vice President and Corporate Controller. He joined Dell in 1997 from Eastman Kodak Company, where he worked 16 years in a variety of financial, accounting and auditing positions of increasing responsibility.

John E. Evard, Jr.—Mr. Evard, age 61, has been our Senior Vice President and Chief Tax Officer since December 2002. Prior to joining Tyco, Mr. Evard was Vice President, Tax of United Technologies Corporation from August 2000. Prior to joining United Technologies, Mr. Evard held a number of positions at CNH Global N.V. and its predecessor company, Case Corp., including Senior Vice President, Corporate Development, and General Tax Counsel from December 1989 to August 2000.

Judith A. Reinsdorf—Ms. Reinsdorf, age 44, has been our Executive Vice President and General Counsel since March 2007. From October 2004 to February 2007, Ms. Reinsdorf served as Vice President, General Counsel and Secretary of C. R. Bard, Inc., a medical device company. Previously, she had served as Vice President and Corporate Secretary of Tyco from 2003 to 2004 and as Vice President and Associate General Counsel of Pharmacia Corporation from 2000 to 2003.

Laurie A. Siegel—Ms. Siegel, age 51, has been our Senior Vice President, Human Resources since January 2003. Ms. Siegel was employed by Honeywell International from 1994 to 2002, where she held various positions in Human Resources. After leading the compensation organization from 1994 to 1997, she served as Corporate Vice President of Human Resources until 1999. Thereafter, she served as Vice President of Human Resources in the Aerospace and Specialty Materials divisions. Ms. Siegel serves as a director of Embarq Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of October 1, 2007 by each current Director, nominee for Director, executive officer named in the Summary Compensation Table under "Executive Officer Compensation" and the Directors and executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]
Dennis C. Blair	Director	19,708[3][4]
Edward D. Breen	Chairman and Chief Executive Officer	3,260,803[2][3][4]
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	191,709[2][4]
Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer	98,591[2][4]
Brian Duperreault	Director	12,745[3]
John E. Evard	Senior Vice President, Tax	143,521[2][4]
Bruce S. Gordon	Director	20,208[3][4]
Rajiv L. Gupta	Director	10,548[3][5]
Naren K. Gursahaney	President, ADT Worldwide	197,388[2][4]
John A. Krol	Lead Director	23,180[3][4]
H. Carl McCall	Director	19,708[3][4]
Brendan R. O'Neill	Director	19,708[3][4]
William S. Stavropoulos	Director	4,779[3]
Sandra S. Wijnberg	Director	19,708[3][4]
Jerome B. York	Director	28,458[3][4]
Timothy M. Donahue	Director Nominee	0
All current Directors and executive officers as a group (21 persons)		4,491,753[6]

(1) The number shown reflects the number of common shares owned beneficially as of October 1, 2007, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 1, 2007. All current Directors and executive officers, as a group, were beneficial owners of approximately 0.9% of the outstanding common shares as of October 1, 2007. There were 497,587,201 Tyco common shares outstanding on such date.

(2) Includes shares of restricted common stock as follows: Mr. Breen, 75,000; Mr. Coughlin, 40,000; Mr. Davidson, 7,000; Mr. Evard, 6,375; Mr. Gursahaney, 6,215.

(3) Includes vested DSUs as follows: Admiral Blair, 14,734; Mr. Breen, 887,002; Mr. Duperreault, 12,274; Mr. Gordon, 14,734; Mr. Gupta, 9,548; Mr. Krol, 14,734; Mr. McCall, 14,734; Dr. O'Neill, 14,734; Dr. Stavropoulos, 4,029; Ms. Wijnberg, 14,734; and Mr. York, 14,734. Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company's Board (other than for cause) or (ii) a change in control of the Company. Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before November 30, 2007 as follows: Admiral Blair, 4,974; Mr. Breen, 2,259,891; Mr. Coughlin, 146,709; Mr. Davidson, 88,206; Mr. Evard, 135,468; Mr. Gordon, 4,974; Mr. Gursahaney, 185,692; Mr. Krol, 5,996; Mr. McCall, 4,974; Dr. O'Neill, 4,974; Ms. Wijnberg, 4.974; and Mr. York, 4,974.

(5) Includes 1,000 shares owned by Mr. Gupta's spouse.

(6) Includes 2,400 shares held indirectly as to which voting and/or investment power is shared with or controlled by another person and as to which voting beneficial ownership is not disclaimed.

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on October 1, 2007
Capital Research and Management Company[1] 333 South Hope Street Los Angeles, CA 90071	46,164,290	9.3%
Davis Selected Advisers LP[2] 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	31,836,924	6.4%

(1) The amount shown for the number of common shares beneficially owned and the following information was provided by Capital Research and Management Company pursuant to a Schedule 13G/A dated February 9, 2007, indicating beneficial ownership as of December 29, 2006. The amounts reported in the Schedule 13G/A have been adjusted to reflect the 1-for-4 reverse stock split that occurred on June 29, 2007. Capital Research and Management Company is an investment advisor registered under Section 203 of the Investment Advisor Act of 1940 and has indicated that it has sole dispositive power with respect to the 46,164,290 common shares as a result of acting as an investment advisor to various investment companies. The Schedule 13G/A includes 862,165 common shares (on a post-reverse stock split basis) resulting from the assumed conversion of $75,000,000 principal amount of the Tyco International Group S.A. 3.125% Series B Senior Convertible Debentures due 2023 held by Capital Research and Management Company.

(2) The amount shown for the number of common shares over which Davis Selected Advisers LP exercised investment discretion was provided pursuant to the Schedule 13G/A dated January 11, 2007 that it filed with the SEC, indicating beneficial ownership as of December 31, 2006. The amounts reported in the Schedule 13G/A have been adjusted to reflect the 1-for-4 reverse stock split that occurred on June 29, 2007.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Introduction

We believe that since 2003 we have made significant progress in aligning our executive compensation programs with our core executive compensation philosophy, which is to pay for performance. Since 2003, we:

- structured compensation packages so that a significant portion of the total compensation of our named executive officers is tied to performance via annual incentive compensation and long-term equity awards;
- emphasized equity as the primary component of long-term compensation for our top executives, ensuring that pay opportunities are linked to shareholder returns; and
- replaced an executive perquisite program that was difficult to administer and monitor with a more efficient plan that provides for a cash benefit capped at the lower of 10% of the executive's salary or $70,000 per year.

Fiscal Year 2007 Compensation Analysis

Current Named Executive Officers	Performance Based[1]	Fixed[2]	Long-Term[3]	Annual[4]
Edward D. Breen	52%	48%	68%	32%
Christoper J. Coughlin	54%	46%	69%	31%
John Evard	51%	49%	56%	44%
Carol Anthony Davidson	51%	49%	56%	44%
Naren Gursahaney	52%	48%	64%	36%

(1) Includes (i) actual performance bonus awarded under the Company's annual incentive compensation plan for fiscal 2007 and (ii) the grant date (November 21, 2006) fair value of stock options awarded to the named executive officers for fiscal 2007. Excludes retention bonuses paid to Messrs. Evard and Davidson.

(2) Includes (i) salary paid for fiscal 2007, (ii) the grant date (November 21, 2006) fair value of restricted stock units ("RSUs") awarded to the named executive officers for fiscal 2007 and (iii) the value of all other compensation (benefits and perquisites), as set forth in the footnotes to the Summary Compensation Table. Excludes retention bonuses paid to Messrs. Evard and Davidson.

(3) Includes the grant date (November 21, 2006) fair value of stock options and RSUs awarded to the named executive officers for fiscal 2007.

(4) Includes (i) salary paid for fiscal 2007, (ii) actual performance bonus awarded under the Company's annual incentive compensation plan for fiscal 2007 and (iii) the value of all other compensation (benefits and perquisites), as set forth in the footnotes to the Summary Compensation Table. Excludes retention bonuses paid to Messrs. Evard and Davidson.

Our ability to successfully implement our compensation philosophy depends on the governance structure we have in place. Accordingly, we have established disciplined procedures for overseeing the setting of performance measures and goals, long-term incentive compensation, base salaries and the size of annual incentive awards. We have also established strict procedures for overseeing the ultimate payout of awards. Our Board has the sole authority to approve payments made to our Chief Executive

Officer, all of our officers that are considered "Section 16" officers for purposes of reporting beneficial ownership under the Securities and Exchange Act of 1934, and certain other key executives (collectively, the "Senior Officers"). Our Compensation Committee reviews, analyzes and approves the design of our executive compensation programs, and in so doing relies on a compensation consultant (who is independent of senior management) for advice, information and an objective point of view.

During 2007, Tyco underwent a major change in its corporate structure. On June 29, 2007, the Company successfully completed the spin-off of its electronics and healthcare businesses (now called Tyco Electronics and Covidien, respectively) and completed a one-for-four reverse stock split (collectively, the "Separation"). Following the Separation, a significant number of our executive officers assumed new positions with Tyco Electronics and Covidien, or otherwise ceased providing services to the Company in any capacity. In addition, due to the number of complex transactions and arrangements that were required to complete the Separation, our senior corporate management team assumed significant additional responsibilities. Those transactions included the spin-offs of two large companies (which together accounted for approximately 55% of Tyco's historical revenues), numerous new financing arrangements, amendments to existing financing arrangements, agreements governing relationships among Tyco and the spun-off companies, tax sharing arrangements, and internal reorganizations. Recognizing the complexity of the Separation and the commitment necessary to complete it, the Compensation Committee and the Board took a number of extraordinary actions during 2007 related to compensation. These actions and the reasons for taking them are discussed in more detail in the sections that follow, but generally included:

- the bifurcation of the annual incentive plan into two performance periods—one pre- and one post-Separation;
- the awarding of retention payments to certain members of senior management (including certain of our named executive officers) who played key roles in effecting the Separation;
- the conversion of outstanding pre-Separation Tyco stock options, restricted stock, RSUs and DSUs into post-Separation awards of Tyco equity and/or equity of Covidien and Tyco Electronics;
- the conversion of performance shares that were originally granted in November 2005 into time-based RSUs that vest in September 2008; and
- the acceleration of the 2008 annual equity award grant date from November 2007 to July 2007.

Executive Compensation Philosophy

In designing its executive compensation program, Tyco has been guided by the following principles:

- provide for performance-based reward opportunities that support our business objectives and align payouts with the attainment of those objectives;
- reward superior long-term performance by linking a significant portion of each executive's total pay opportunity to sustained shareholder returns;
- attract, retain and motivate key executives by providing appropriate levels of fixed and variable compensation, short-term and long-term incentives, and cash and stock-based pay;
- allow those most accountable for our long-term performance to acquire and hold a significant amount of Tyco equity; and
- recognize and support outstanding individual performance and behavior, as well as behavior that supports our core values—Integrity, Excellence, Teamwork and Accountability.

Role of the Compensation Committee

The Compensation Committee is responsible for the Company's executive compensation strategies, structure, policies and programs. The Committee is comprised exclusively of independent Directors, who are also "outside directors" as defined in section 162(m) of the Internal Revenue Code. In executing its responsibilities, the Compensation Committee relies on information and advice from its independent consultant and on information that Tyco purchases from other data providers such as Hewitt Associates. In addition, as appropriate, the Company's Human Resources Department supports the Compensation Committee in its work. The Compensation Committee submits its recommendations to the full Board for review and approval.

In general, Company management develops pay strategies and recommendations for our Chief Executive Officer, which are provided to the Compensation Committee. All matters involving Chief Executive Officer compensation are reviewed and discussed by the Compensation Committee and its independent consultant. The Compensation Committee either provides guidance to Company management on its proposals or it prepares its own recommendation for the Board to review and discuss. The full Board has the sole authority to approve compensatory actions for our Chief Executive Officer, except that performance measures are set by the Compensation Committee. With respect to our other Senior Officers and employees, our Chief Executive Officer and our Senior Vice President of Human Resources develop pay strategies and recommendations for the Compensation Committee's review and discussion, with the full Board having sole authority to approve payments, subject to the Compensation Committee's authority with respect to performance measures. The Board has granted the Chief Executive Officer and his designees the authority to approve pay actions for employees below the Senior Officer level. In addition, the Compensation Committee reviews and approves actions related to other aspects of compensation that affect employees below the level of Senior Officer. Examples of other aspects of compensation include the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools.

The Compensation Committee has the sole authority to retain, compensate and terminate its independent compensation consultant. From 2003 through May 2007, the Compensation Committee engaged the services of Watson Wyatt as their independent outside compensation consultant. In May 2007, the Compensation Committee conducted a review of the compensation consultant services and met with a number of consultants to determine whether it was appropriate for the Compensation Committee to engage a new executive compensation consultant. After thorough review, and in light of the Company's needs after the Separation, the Compensation Committee engaged ExeQuity LLP as its independent consultant for the next year. The Compensation Committee selected ExeQuity because it felt ExeQuity would provide high quality work product and because of its independence from Tyco.

The Compensation Committee considers tally sheets throughout the year when evaluating Chief Executive Officer and other Senior Officer pay actions. Tally sheets identify the value of each pay element, including base salary, annual bonus, sign-on or other cash payments, long-term incentives, and benefit and perquisite payments. Options on the tally sheets are valued using the Black-Scholes option pricing model in accordance with FAS 123R at their full grant date value. RSUs and performance shares are valued at grant date. Beginning in July 2007, the tally sheets that were previously provided only to the Compensation Committee were provided to the full Board. Because tally sheets represent an important part of the compensation review process, the Company will continue to provide them to the Compensation Committee and the Board as part of the planning process.

The Compensation Committee and Company management devoted a substantial amount of time and effort over the past two years to the Separation, and the Company has otherwise changed significantly since August 2002. We expect that the needs and objectives of our Director and executive compensation program will continue to evolve in the coming years as our business and the competitive landscape evolve.

Benchmarking

The Compensation Committee evaluates many factors when setting executive compensation. These include the executive's location on our Career Band (see "Elements of Compensation" below); the relative complexity of the executive's role within the organization; the executive's performance and potential for future advancement; the compensation paid by our peer group and other companies identified by relevant market survey data; and internal pay equity considerations. When setting compensation targets, the Compensation Committee considers executive compensation practices in our peer group and other market sources, but it does not target the same percentile within the peer group for each executive. Rather, it uses its judgment, the advice of its consultant, and management's recommendations when determining target compensation levels for executives.

Pre- and Post-Separation Benchmarking

The composition of Tyco's peer group changed during fiscal year 2007 due to the Separation. Prior to the Separation, Tyco's peer group consisted of large industrial companies. In March 2007, we began to refine our peer group to better reflect the Company after Separation, when our service business would generate a greater percentage of our revenue and earnings. The Compensation Committee and management concluded that a new peer group comprised of industrial companies and service-based companies (including companies outside of our industry) would better reflect the competitive landscape in which Tyco would be operating. The following table identifies the companies in our pre-Separation peer group and those currently in our post-Separation peer group.

Companies	Pre-Separation Peer Group	Post-Separation Peer Group
3M	✓	✓
Deere & Co.		✓
DirecTV		✓
Du Pont	✓	
Emerson Electric	✓	✓
FedEx		✓
General Dynamics		✓
General Electric	✓	
Honeywell International	✓	✓
Illinois Tool Works		✓
Ingersoll-Rand	✓	✓
IBM	✓	
ITT Industries	✓	
L-3 Communications		✓
Johnson & Johnson	✓	
Johnson Controls	✓	
Lockheed Martin	✓	
Masco		✓
Motorola	✓	
Procter & Gamble	✓	
Raytheon		✓
Sprint Nextel		✓
Textron	✓	
United Technologies	✓	✓
Waste Management		✓
UPS		✓

We developed the post-Separation peer group by focusing on companies in the S&P 500 Index. We believe that these companies represent our primary competitors for capital, executive talent and, in some cases, business. We selected the companies in the post-Separation peer group by analyzing (i) the company's rank within the S&P 500 Index, (ii) the company's enterprise value, asset value and equity market value, (iii) the company's annual revenue, operating income, cash flow from operations and free cash flow, (iv) the number of people employed by the company, (v) the company's return on invested capital, (vi) the company's three-year total shareholder return and three-year compound annualized growth in sales and earnings, and (vii) the company's business lines and the extent that they overlap Tyco's business lines. Management reviewed the proposed post-Separation peer group with the Compensation Committee and its independent consultant in July 2007, and in September and December the Compensation Committee approved the group for fiscal year 2008 benchmarking purposes.

In addition, in September 2007, the Compensation Committee decided that it would be appropriate to consider general industry practices (except those of financial service companies) as a second potential source of executive compensation market data. The Compensation Committee believes that these companies also represent Tyco's competition for capital, talent and, in some cases, business; and that they provide important additional data points for the Compensation Committee to consider in its decision making process. We expect that our compensation peer group will further change if our size or our business lines change or if we observe similar changes at one or more of our peer companies. Any change to the compensation peer group is subject to the Compensation Committee's approval.

Elements of Compensation

Tyco utilizes a Career Band structure, first implemented in 2003, in order to (i) increase control over compensation and benefit programs and costs, (ii) align our programs with market practices, and (iii) provide internal pay equity across all of our businesses. The Career Band structure contemplates four primary elements of compensation:

- Base salary;
- Annual incentive compensation paid in the form of cash bonuses;
- Long-term incentive compensation, which includes stock options and time-vested stock units and performance-based stock units; and
- Benefit programs that are specifically designed for executive officers.

The Career Band structure establishes minimum, midpoint and maximum base salary levels for eight career categories. It also establishes eligibility levels and target levels for annual incentive compensation, eligibility parameters for long-term incentive compensation, and eligibility for participation in the benefit and perquisite programs. The table below summarizes the four compensation elements. The first column describes the compensation element and classifies it as either fixed or variable. The second column describes the underlying reason that Tyco provides the compensation element. The third column provides important additional information about the compensation element.

Elements of Compensation Table

Pay Element	Objective	Key Features
Base salary (fixed)	• Recognize value of individual to Tyco based on his/her role, skill, performance, potential, contributions and leadership. • Attract and retain executive talent in the markets in which we compete for talent.	• Managed by reference to Career Bands. • Reviewed annually. • Pay adjustments for our named executive officers occur every 12–24 months.
Annual incentives (variable)	• Reward financial performance that we believe benefits our business and drives long-term shareholder value creation. • Reward execution of operating plan and other strategic initiatives. • Place a meaningful proportion of total cash compensation at risk. • Allow for meaningful pay differentiation tied to performance of individual and groups.	• Performance goals approved annually by the Board and relate to Company and/or group, division or business unit performance. • Threshold, target and maximum incentive opportunities vary by Career Band. • Target incentive opportunities range from 75% to 100% of base salary for our named executive officers. • Payouts range from 0% to 200% of target, with discretionary adjustments by individual of +/-25% based on qualitative performance measures.
Long-term incentives (fixed (RSUs) and variable (stock options and performance shares))	• Align our executives' interests with our shareholders' interests. • Link a significant portion of our executives' total pay opportunity to share price. • Attract and retain talent. • Provide long-term accountability. • Provide performance-based opportunities for wealth accumulation.	• Current policy is to grant ⅓ of awards in stock options, ⅓ in RSUs and ⅓ in performance shares (based on the grant date fair value of the awards). • Stock options and RSUs vest over four years and performance shares vest over three years. • Target award values generally determined by Career Band. • Individual award decisions reflect consideration of each executive's performance, skill, potential and expected contributions.
Executive benefit programs and perquisites (fixed)	• Provide competitive perquisite compensation.	• Generally consists of a supplemental savings and retirement plan, supplemental insurance benefits (executive life, disability and long-term care), tax gross-up payments, a cash perquisite allowance program, and use of the corporate aircraft.[1] • No defined benefit plans for U.S. executives.[1]

(1) Mr. Breen is the only executive who is pre-approved to use the Company aircraft for personal use. Mr. Breen also receives retirement benefits under the provisions of his employment agreement. He is the only named executive officer with a pension benefit. In addition, Mr. Breen receives tax

assistance payments for New York State and City Income Tax on his Tyco-source compensation pursuant to his employment contract. All named executive officers participating in our executive life and long-term disability programs receive tax gross-up payments on the imputed income for the costs associated with their participation in such programs.

In determining compensation packages for our Senior Officers, the Compensation Committee seeks to strike an appropriate balance between fixed and variable compensation and between annual and long-term compensation. We believe that making a significant portion of our named executive officers' compensation variable and long-term supports our executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, we emphasize stock-based compensation to allow those most accountable for our long-term success to acquire and hold Company stock.

Base Salary

Base salaries for our Senior Officers are reviewed annually by both the Compensation Committee and the full Board. However, base salary adjustments generally occur at intervals ranging from 12 to 24 months, depending on the role of the Senior Officer, the relationship of his or her salary to market pay levels and internal pay equity considerations. Mr. Breen's base salary is contractually set at a minimum of $1.5 million pursuant to his employment agreement. Mr. Breen last received a base salary increase in 2006. Decisions regarding base salaries for Mr. Breen and the other named executive officers typically are based on the following factors:

- individual performance;
- Company or business unit performance, as applicable;
- any increase in responsibilities or span of control;
- competitive data from our peer group;
- criticality of the individual's role in achieving Company objectives; and
- each individual's potential for advancement.

During its annual reviews of base salaries in fiscal year 2007, the Board approved a base salary increase for Mr. Coughlin from $750,000 to $800,000, representing an annualized increase of approximately 2.9% since he was hired in March 2005. The Board approved this increase after considering Mr. Coughlin's performance and leadership since joining Tyco; his efforts in connection with the Separation and the restructuring of our businesses; the base salaries paid to similarly situated executives in our pre-Separation peer group; and the base salaries paid to our Chief Executive Officer and other Senior Officers.

The Board also approved a base salary increase for Mr. Davidson from $414,000 to $430,000, representing an annualized increase of approximately 2.7% since the date of his last base salary adjustment. The Board approved the increase after considering Mr. Davidson's performance; the progress made by the Company in implementing internal controls across the organization; Mr. Davidson's contributions in the development of the Controller's organization; his assistance in the preparation of Tyco Electronics and Covidien for public status in connection with the Separation; the base salaries paid to similarly situated executives identified by market data; and the base salaries paid to our CFO and other Senior Officers.

Finally, the Board approved a base salary increase for Mr. Gursahaney from $500,000 to $560,000, representing an annualized increase of approximately 12% since his last base salary adjustment. The Board approved the increase as a result of his expanded responsibilities as the new President of ADT Worldwide; his leadership and contributions to the Separation and the restructuring of our remaining businesses; his performance and potential; the base salaries paid to similarly situated executives identified by market data; and the base salaries paid to our other business unit presidents.

Annual Incentive Compensation

The annual incentive compensation, or performance bonus, for our executives is generally paid under the annual incentive plan, which is an element of the Company's 2004 Stock and Incentive Plan (the "2004 SIP"). However, in special circumstances such as those described below, discretionary bonuses may be paid outside the scope of the 2004 SIP. Annual incentive compensation generally takes the form of cash bonuses for all of our Senior Officers. The annual incentive plan is structured as follows, although changes are made by the Board from year to year to reflect changing business needs and competitive circumstances:

- At the beginning of the fiscal year, the Board sets a minimum performance measure that must be met for our Senior Officers to receive performance bonuses. For fiscal 2007, this minimum performance threshold was 25% of targeted adjusted net income. Adjusted net income consists of net income before the special items described in the footnote to the table below. The Board also approves individual maximum bonus amounts for each of our Senior Officers. For fiscal 2007, the maximum bonus for Mr. Breen equaled 0.25% of the Company's net income, subject to a cap of $5.0 million imposed by the 2004 SIP, and for our other Senior Officers, the maximum was set at 0.12% of net income, subject to the same cap. At the same time, the Compensation Committee sets threshold, target and maximum performance bonus amounts for purposes of the annual incentive plan under the 2004 SIP. For fiscal 2007, bonus targets were set at a multiple of base salary for our named executive officers, and maximum and threshold amounts were 200% and 50% of target, respectively. In each case, the amount is subject to plus or minus 25% based on the Board's evaluation of individual qualitative criteria.
- Also at the beginning of the fiscal year, the Compensation Committee chooses performance measures and related targets for the corporate and group levels of the organization. These performance measures and targets are used by the Board as a guideline for determining target bonuses for our Senior Officers. The measures and targets exclude certain items that do not reflect the personal performance of the named executive officers, as described in the footnote to the table below.
- After the close of the fiscal year, actual performance against the pre-established measures is calculated for the Company and each group, division and business unit. Management and the Board review results and take into account factors that affect financial results but are not part of the financial calculation. Such factors include, for example, the completion of significant strategic projects such as the Separation, and events which could result in "windfall" payments. Results may be adjusted up or down based on this review. The Board then determines the performance bonus payment for each of our Senior Officers, which cannot exceed the individual maximum bonus determined at the start of the fiscal year.

Fiscal 2007 was a unique year for the Company, as the Separation made the annual incentive compensation process particularly complex. Performance measures and targets for the Company and for each group, division and business unit were set in November 2006 for the first half of fiscal year 2007. For corporate-level employees (including Messrs. Breen, Coughlin, Evard and Davidson), these measures consisted of earnings per share and free cash flow before special items for the entire Company (including the pre-Separation results of the healthcare and electronics segments). For Mr. Gursahaney, half of his performance bonus was based on corporate level results and half was based on the results of the business segments he managed during the fiscal year. Mr. Gursahaney led Tyco Engineered Products and Services for the first two thirds of the fiscal year before taking on the increased responsibility as President of ADT Worldwide. The business segment performance measures for Mr. Gursahaney are described in the table below, and are also before special items.

Although the Company's operating plan for full-year 2007 was established in November 2006, the Board recognized that the Separation would make it difficult to set appropriate full year measures. As a result, in April 2007, the Compensation Committee approved the implementation of corporate performance measures and goals for the second half of fiscal year 2007 that were consistent with the previously approved operating plan. For corporate employees, performance measures that excluded interest and tax expense of the Company replaced earnings per share and free cash flow before special items, as management and the Compensation Committee recognized that these expenses would be difficult to estimate in light of the Separation. In addition, the results of Covidien and Tyco Electronics were excluded. Because Mr. Gursahaney played a significant role in corporate planning activities in addition to his business unit role, the performance measures that applied to him were unique. Mr. Gursahaney's performance measures were 50% weighted on the performance of the Company (i.e., those performance measures applicable to corporate-level employees) and 50% weighted on the performance of Tyco Engineered Products and Services (pre-Separation) and ADT Worldwide (post-Separation). The table below summarizes the performance measures and weights for both corporate and non-corporate employees:

Tyco Fiscal Year 2007 Annual Incentive Compensation Design Summary

Time Period	Performance Measure[1]	Weights	Performance Target	Actual Performance
Messrs. Breen, Coughlin, Evard and Davidson				
First half fiscal 2007	• **Earnings per Share** before special items (EPS) including Covidien and Tyco Electronics	50%	$0.92 per share	$0.95 per share
	• **Free Cash Flow** (FCF) before special items including Covidien and Tyco Electronics	50%	$929.0 million	$1,264.0 million
Second half fiscal 2007	• **Operating Income** before special items excluding Covidien and Tyco Electronics	50%	$895.0 million	$954.0 million
	• **FCF before interest and tax** and other special items excluding Covidien and Tyco Electronics	50%	$1,060.0 million	$1,369.1 million
Mr. Gursahaney October 1, 2006 through May 31, 2007	• **Corporate** first half performance measures described above	50%	See above	See above
	• **Operating Income** before special items of Tyco Engineered Products and Services	25%	$918.8 million	$875.2 million
	• **FCF** of Tyco Engineered Products and Services	25%	$715.7 million	$661.0 million
June 1, 2007 through September 28, 2007	• **Corporate** second half performance measures described above	50%	See above	See above
	• **Operating Income** before special items of ADT Worldwide	25%	$1,065.4 million	$1,066.6 million
	• **FCF** before special items of ADT Worldwide	25%	$1,126.4 million	$1,170.8 million

(1) For compensation purposes, EPS, FCF, net income and operating income are adjusted to exclude the effects of events that the Compensation Committee deems do not reflect of the performance of the named executive officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year, and generally include charges and gains related to divestitures, restructurings (including the Separation), and other income or charges that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. To arrive at FCF, operating cash flow is adjusted by removing the

effects of the sale of accounts receivable programs, cash paid for purchase accounting and holdback liabilities and voluntary pension contributions. For fiscal year 2007, the approved categories of adjustments at the corporate level included elimination of the effects of (i) business disposals, (ii) charges for the early extinguishment of debt, (iii) charges and income related to former management or shareholder litigation, (iv) certain income tax adjustments, (v) goodwill or other intangible asset impairments, (vi) new accounting pronouncements and the cumulative effect of change in accounting policy, (vii) restructuring and asset impairment charges and (viii) Separation-related expenses. Similar adjustments were authorized for the performance measures governing Mr. Gursahaney's bonus at the operating unit levels.

The table below shows the 2007 target, maximum and actual bonus payments that each of our named executive officers received under the annual incentive plan for fiscal year 2007. These amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

Fiscal Year 2007 Performance Bonus Summary

Named Executive Officer (Current)	Maximum[1]	Target	Actual
Edward Breen	$3,656,250	$1,625,000	$3,250,000
Christopher Coughlin	$1,800,000	$ 800,000	$1,605,000
John Evard	$ 742,770	$ 330,120	$ 660,000
Carol Anthony Davidson	$ 725,625	$ 322,500	$ 645,000
Naren Gursahaney	$1,260,000	$ 560,000	$ 880,000

(1) In November 2006, the Board approved maximum bonus payouts of 0.25% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.12% for the other Senior Officers, subject to the same cap. At the same time, the Compensation Committee established a maximum payout of 200% of target, plus or minus 25% based on individual qualitative performance measures for purposes of the annual incentive plan.

The Board approved performance bonus payouts for each of our current named executive officers in November 2007. The Board approved performance bonuses at 200% of target for each named executive officer other than Mr. Gursahaney, who received a bonus of 157% of target, based on (i) the achievement of the quantitative performance measures above the target levels in accordance with the pre-established formulas and (ii) the achievement of qualitative performance measures described below:

- Mr. Breen's qualitative goals were set forth in Chief Executive Officer performance scorecards that the Board regularly reviews. Those goals included the successful completion of the Separation, plus objectives related to growth, operational excellence, management of our business portfolio, market position, talent and process upgrades, and promotion of our core values across the Company.
- Performance bonuses for Messrs. Coughlin, Davidson and Evard reflected their significant positive contributions to managing our businesses and to successfully completing the Separation.
- Mr. Gursahaney's performance bonus reflected the financial performance of the businesses he managed during fiscal year 2007 and his significant positive contributions to, and leadership in, our restructuring effort.

Retention Bonuses in Connection with Separation

In January 2006, the Board, upon the recommendation of the Compensation Committee, approved a retention plan for employees in key functional positions who were deemed to be a retention risk and essential to the Separation. The retention plan provided for cash payments of up to 200% of base salary, with an adjustment of plus or minus 25% based on individual performance. Under the retention plan, Mr. Evard and Mr. Davidson received bonuses, as reflected in the "Bonus" column of the Summary Compensation Table. Mr. Evard received the bonus in recognition of the complexity of the tax-planning involved in the Separation and the continued importance of tax planning following the Separation; Mr. Davidson received the bonus because he was essential to the Separation and the regulatory process necessary to successfully complete it. One-half of the retention payments were paid shortly after the Separation was completed. The remaining one-half of the retention payments will be paid in January 2008, provided Mr. Evard and Mr. Davidson continue to be employed by Tyco on the payment date. In setting these bonuses, the Compensation Committee reviewed the experience of other companies making similar payments and set them at a level it believed was appropriate given the key roles that Messrs. Evard and Davidson played in the Separation.

Long-Term Incentive Awards

The Company grants long-term equity incentive awards ("LTI compensation") to Senior Officers as part of its overall executive compensation strategy. These awards offer competitive compensation to encourage the retention and motivation of key executives. The Company grants LTI compensation to its employees, including the named executive officers, under the 2004 SIP. In general, and in contrast with pre-2002 practices where stock options and restricted stock were primarily utilized, the Company's long-term incentive practices include stock options, RSUs and performance shares. For a description of the material terms of stock options, RSUs and performance shares granted under the 2004 SIP, see the narrative following the Grants of Plan-Based Awards Table.

The Company's practice is to grant LTI compensation to employees once per year on a Board meeting date in the first quarter of the fiscal year. However, special circumstances such as new hires and retention situations will typically warrant off-cycle grants. In general, the factors used to determine the number of shares subject to LTI compensation grants in any year include (i) target grant ranges based on market data and recommended by the Compensation Committee's consultant, (ii) the mix of options and full-value shares anticipated to be granted, (iii) the Company's stock price, (iv) the anticipated equity-related expense that the Company will record, (v) total annual share utilization and dilution, and (vi) the Company's desire to manage dilution levels conservatively. LTI compensation awards for fiscal 2007 were granted in November 2006. To enhance executive ownership in our new Company post Separation, the fiscal year 2008 award that would have been granted in November 2007 was accelerated to July 2007. Each year, the Compensation Committee approves a pool of shares for equity awards during the coming year.

Separation-Related Adjustments to Outstanding Equity Awards

As discussed above, Tyco split into three separate publicly traded companies on June 29, 2007. As a result of the Separation, outstanding equity awards held by employees of Tyco were adjusted to reflect both the one-for-four reverse stock split and the dividend of Tyco Electronics and Covidien shares. The table below describes the adjustments (as approved by the Board in March 2007 and reflected in the Separation and Distribution Agreement) made to the outstanding equity awards upon the completion of the Separation. Throughout this proxy statement, and particularly in the tables following this Compensation Discussion and Analysis, amounts in regard to outstanding equity awards are presented on a post-Separation basis. The Compensation Committee structured the conversion methodology described above to ensure that continuing Tyco corporate employees had appropriate incentives to prepare Covidien and Tyco Electronics to be independent, particularly with respect to staffing and financial matters.

Summary of Tyco Equity Conversion Methodology for Continuing Employees

Type of Equity Award	Post-Separation Continuing Corporate Employees	Post-Separation Continuing Employees in Non-Corporate Roles
Stock Options granted prior to September 29, 2006	For every one Tyco pre-Separation option, optionholders received: • Approximately 0.25 new Tyco options; • Approximately 0.25 Covidien options; and • Approximately 0.25 Tyco Electronics options. Exercise prices were adjusted to maintain the aggregate intrinsic value (meaning the spread between the market value of the Tyco shares and the option exercise price) of the pre-Separation options. The original vesting schedules for the Tyco options did not change.	For every one Tyco pre-Separation option, optionholders received approximately 0.63 new Tyco options. Exercise prices were increased by a factor of approximately 1.59 to maintain the intrinsic value of the pre-Separation options. The original vesting schedules did not change.
Stock Options granted after September 29, 2006	For every one Tyco pre-Separation option, optionholders received approximately 0.63 new Tyco options. Exercise prices were increased by a factor of approximately 1.59 to maintain the intrinsic value of the pre-Separation options. The original vesting schedules did not change.	Same treatment as for continuing corporate employees of Tyco.
Restricted Stock and RSUs granted prior to September 29, 2006	Converted into the same type of awards in post-Separation Tyco, Covidien and Tyco Electronics. For every one restricted share or RSU, award holders received: • 0.25 shares or units in Tyco; • 0.25 shares or units in Covidien; and • 0.25 shares or units in Tyco Electronics.	Same treatment as for continuing corporate employees of Tyco.

Type of Equity Award	Post-Separation Continuing Corporate Employees	Post-Separation Continuing Employees in Non-Corporate Roles
	One-half of the Covidien and Tyco Electronics shares or RSUs vested on July 2, 2007, and the second half will vest on the earlier of the original vesting date or January 2, 2008. The original vesting schedules of the Tyco shares and RSUs did not change.	
RSUs granted after September 29, 2006	For every one pre-Separation RSU award, unit holders received approximately 0.63 new Tyco RSUs. The original vesting schedules did not change.	Same treatment as for continuing corporate employees of Tyco.
Performance Shares granted prior to September 29, 2006 *(See "Conversion of 2006 Performance Shares" for more details)*	Converted into time-based RSUs in post-Separation Tyco, Covidien and Tyco Electronics. For every one pre-Separation performance share, award holders received: • 0.25 new Tyco RSUs; • 0.25 Covidien RSUs; and • 0.25 Tyco Electronics RSUs. All awards vest on September 30, 2008, which is the original vesting date of the original award.	Converted into time-based RSUs in post-Separation Tyco. For every one pre-Separation performance share, award holders received approximately 0.63 new Tyco RSUs. The original vesting date of September 30, 2008 did not change.
Deferred Stock Unit Awards ("DSUs")	All DSUs were converted into post-Separation Tyco DSUs so that the value of the awards was maintained at the time of Separation. For every one pre-Separation DSU, our executives and Directors received approximately 0.63 DSUs in new Tyco.	Not applicable.

Conversion of 2006 Performance Shares

Tyco uses performance shares as a form of long-term compensation. Performance shares were first granted in November 2005 and were designed to encourage both sustained increases in organic growth and profitable investment of capital over a three year period. As a result, the performance measures that governed the payouts of the performance shares were (i) increases in organic revenue and (ii) increases in return on invested capital ("ROIC"). Both performance measures covered the period from October 1, 2005 through September 30, 2008, and both were based on Tyco's consolidated results for all of its pre-Separation businesses, including healthcare and electronics. However, as a result of the planned Separation, management and the Compensation Committee concluded that these performance measures were no longer appropriate and were impractical to administer, and in July 2006 the Compensation Committee approved the conversion of all outstanding performance shares into time-based RSUs. The conversion of the RSUs was contingent upon the successful completion of the Separation. The number of RSUs that each performance share converted into was based on Tyco's actual organic revenue growth and ROIC for fiscal year 2006, and the assumption that the performance goals would be met at the target level for fiscal years 2007 and 2008. The table below sets forth the performance share payout levels for fiscal year 2006.

Fiscal Year 2006 Performance Share Goals and Award Payout Levels

Performance Measures	Weight	Target Performance Level	Actual Performance Level	Threshold Award Payout Level	Target Award Payout Level	Maximum Award Payout Level
Organic Revenue Growth[1]	25%	4.49%	5.4%	50% of Target	100% of Target	200% of Target
ROIC[1]	75%	10.30%	10.51%	50% of Target	100% of Target	200% of Target

(1) The Compensation Committee approved the target organic revenue growth rate as 35% above the United States' Gross Domestic Product growth rate over the same period, which equated to approximately 4.5% organic revenue growth for fiscal 2006. The fiscal year 2006 ROIC target performance level was based on Tyco's long-term strategic plan for the corresponding performance period.

Based on the methodology described in the preceding paragraph and the accompanying table, the Compensation Committee approved the conversion of the performance shares at 120% of the target award level at the completion of the Separation. All of the performance shares that converted into post-Separation Tyco RSUs (or Tyco RSUs, Covidien RSUs and Tyco Electronics RSUs, in the case of corporate employees) will vest on September 30, 2008. If an employee voluntarily leaves Tyco prior to September 30, 2008, the RSUs will be forfeited. Employees may be eligible for full or partial vesting of their RSUs for involuntary termination or for retirement depending on the terms and conditions of the award agreement and if they are eligible for severance under a severance plan.

Fiscal 2007 and Accelerated Fiscal 2008 Equity Awards

In addition to the conversion of the performance shares, we granted two long-term incentive awards during fiscal 2007. The annual fiscal year 2007 equity award was granted on November 21, 2006. The accelerated fiscal year 2008 equity award was granted on the first trading day after the Separation. LTI compensation for fiscal 2008 was accelerated into the 2007 fiscal year to retain and motivate employees on a post-Separation basis by aligning their LTI compensation with post-Separation metrics and goals. Details of these awards are summarized below.

Fiscal Year 2007 Equity Awards

The annual LTI grants for fiscal 2007 took the form of stock options and RSUs. The grant structure approved by the Compensation Committee in July 2006 was a mix of 50% options and 50% RSUs. This structure was intended to both enhance employee retention in light of the pending Separation and minimize share dilution. Performance shares were not used because the Separation made it impractical to set multi-year goals. The total number of shares available for LTI compensation grants was capped at 0.9% of shares outstanding on July 12, 2006. In developing target LTI compensation awards for the named executive officers, the Compensation Committee evaluated the equity grant practices of our peer group at that time (the pre-Separation peer group). The Compensation Committee also evaluated internally developed grant ranges prepared by our human resources department; the performance of the named executive officers during the prior fiscal year; the amount of equity held by named executive officers; and retention considerations. Using data provided by consulting firm Watson Wyatt and market data collected from third-party surveys, the Compensation

Committee developed target award value ranges for each of the Career Bands eligible for equity awards.

Accelerated Fiscal Year 2008 Equity Awards

As described above, the Company moved the grant date for fiscal 2008 LTI compensation awards from the first quarter of fiscal 2008 to July 2, 2007. Like the fiscal 2007 grant, the fiscal 2008 award included stock options and RSUs. But unlike the 2007 grant, the accelerated 2008 award included performance shares in the mix.

The Compensation Committee decided that one-third of the value of the target award for each named executive officer would be delivered in stock options, one-third in RSUs and one-third in performance shares. The Compensation Committee believed that by equally weighting each type of equity award, it would effectively retain, motivate and incentivize employees on a post-Separation basis. The Compensation Committee approved the accelerated equity award strategy in May 2007, contingent on the completion of the Separation.

Target values for all employees who received accelerated 2008 grants, including our named executive officers, ranged from one to two times the values of the fiscal 2007 awards. Mr. Breen's target award value was 1.2 times the value of his fiscal 2007 award, and the award value for our other Senior Officers was, on average, 1.36 times that of their fiscal year 2007 award. In determining the target award value for Mr. Breen, the Compensation Committee considered the target award ranges recommended by its independent consultant; it also considered Mr. Breen's performance in 2007, his contributions to the Separation and his post-Separation equity holdings in Tyco. Target award values for our other Senior Officers were based on similar considerations, plus the Chief Executive Officer's recommendations for awards to his direct reports.

For performance shares granted in connection with the accelerated 2008 equity grant, the relevant metric is Tyco's three-year total shareholder return between July 2, 2007 and June 30, 2010, compared to the total shareholder return of all the companies in the S&P 500 Industrials group at the end of the performance period, as set forth in the table below. The total shareholder return measure is based on the average of the closing stock price for the first and last twenty trading days of the performance period and a total return factor to reflect the reinvestment of dividends during this period. However, if Tyco's total shareholder return is negative at the end of the performance period, the maximum payout is capped at 125% of target.

Fiscal Year 2008 Performance Share Plan Payout Schedule[1]

Tyco Total Shareholder Return Compared to S&P 500 Industrials Total Shareholder Return	Percentage of Target Award Earned
Greater than or equal to 75th Percentile (Maximum)	Lesser of 200% of Target Award or $15 million
50th Percentile (Target Performance)	100% of the Target Award
35th Percentile (Threshold)	40% of the Target Award
Below 35th Percentile (Below Threshold)	0% of the Target Award

(1) Threshold, target and maximum award amounts for the named executive officers are included in the Grants of Plan Based Awards Table.

The Compensation Committee also considered other performance measures and the broader S&P 500 Index (as an alternative to the industrials group) for purposes of the performance share plan.

Working with its consultant, the Compensation Committee chose the total shareholder return metric because it considered it a critical performance indicator, could easily be implemented starting with the first trading day after the Separation, and did not require the establishment of financial goals that were indeterminable in the months prior to the Separation. The Compensation Committee chose to compare our performance with the performance of the S&P 500 Industrials companies because this group represented an established index that investors were likely to rank our performance against and was of sufficient size to provide for robust performance comparisons.

Executive Benefit Plans and Other Elements of Compensation

All of our named executive officers are eligible to participate in benefit plans that are available to substantially all of our other U.S. employees. These benefit programs include Tyco's tax-qualified 401(k) Retirement Savings and Investment Plans ("RSIPs") and its medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. The retirement programs at Tyco do not include active defined benefit plans for our named executive officers or for other U.S. executives, except that Mr. Breen is entitled to pension benefits under his employment agreement. Besides the plans that are available to substantially all of its U.S. employees, Tyco offers additional benefits to its executive officers. We believe these additional benefits are competitive and consistent with our overall compensation philosophy. They are designed to ensure that we can effectively retain our executive officers and compete for new talent while constraining costs and administrative burdens. These additional benefits primarily consist of:

- Tyco's Supplemental Savings and Retirement Plan (the "SSRP");
- supplemental insurances benefits (executive life, disability and long-term care);
- the cash perquisite allowance program; and
- the use of the corporate aircraft.

Tyco Supplemental Savings and Retirement Plan

This plan allows for deferral of base salary and bonus. All executives earning more than $100,000 per year are eligible to participate in the SSRP. The SSRP provides our executives with the opportunity to:

- contribute retirement savings in addition to amounts permitted under the RSIPs;
- defer compensation on a tax-deferred basis and receive tax-deferred earnings growth; and
- receive any Company contributions that were reduced under the RSIP due to IRS and plan limits.

Other Supplemental Insurance Benefits

These programs provide life insurance, long-term disability insurance and long-term care insurance for our Senior Officers. Our executive life insurance program typically provides a death benefit equal to approximately two times base salary and allows the Senior Officer to elect to pay additional premiums into the plan. Our executive disability insurance program ensures salary continuation above the $15,000 monthly disability benefit provided by our broad-based plan if the Senior Officer becomes disabled. Tyco also provides long-term care insurance to its Senior Officers and their spouses in the event of chronic illness or disability. Under the program, Tyco pays the premium of the insurance for 10 years, after which it is fully paid. If the executive leaves prior to the end of the 10-year payment period, he or she has the option to continue making payments under the policy.

In connection with the life insurance and long-term disability insurance programs, Tyco also provides tax gross-ups on the imputed income of our Senior Officers attributable to these plans. In addition, our Senior Officers can elect to continue to receive supplemental insurance benefits at their expense when they leave the Company. In limited instances, Tyco is responsible for paying the

Company's cost of the supplemental insurances for Mr. Breen in connection with his termination, as set forth by his employment agreement.

Cash Perquisite Allowance Plan

Our cash perquisite allowance plan, implemented in 2003, replaced our prior executive perquisites programs. Those programs had provided a number of benefits to our executives (including company cars, club dues and tax preparation services) that were costly and administratively burdensome. The current plan provides our Senior Officers with a cash payment equal to 10% of their annual base salary, up to a maximum annual benefit of $70,000. Senior Officers receive their cash perquisite allowance in four quarterly installments. We do not restrict the types of expenses to which the allowance can be applied.

Use of Corporate Aircraft

Mr. Breen and the other Senior Officers are permitted to use corporate aircraft or chartered aircraft for business travel. Mr. Breen is the only executive currently pre-approved to use Company aircraft for non-business purposes, although other named executive officers may do so in exceptional circumstances if expressly approved by the Board or Mr. Breen.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes a limit of $1 million on the amount of compensation that can be deducted by Tyco with respect to the named executive officers (other than Mr. Coughlin, our chief financial officer). This limitation does not apply to compensation that qualifies as "performance-based" under federal tax law. It is our policy to structure compensation arrangements with our executive officers to qualify as performance-based so that compensation payments are deductible under federal tax law, unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives, such as the recruitment and retention of key employees. Non-deductible forms of compensation include payments in connection with the recruitment and retention of key employees, discretionary bonus payments and grants of RSUs. In addition, stock options granted to Mr. Breen when he was hired in July 2002 may not qualify for deduction under Section 162(m). Immediately following the Separation, Mr. Breen held approximately 1.8 million of these post-Separation options to purchase common stock of each of Tyco, Covidien and Tyco Electronics.

Change in Control and Severance Benefits

We view severance benefits as very useful tools that help the Company retain key executives. We believe that our severance arrangements are competitive with similar arrangements provided to executive officers at other large publicly traded U.S. companies. Mr. Breen's employment agreement provides for benefits if he is terminated in connection with a change in control or under other specified circumstances. For our other named executive officers, the Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives (the "Severance Plan") and the Tyco International (US) Inc. Change-in-Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan") generally govern the benefits that accrue upon termination. As described below, a "double trigger" is required under the CIC Severance Plan before benefits become available to the executives covered by that plan. Because Mr. Breen is the only current named executive officer whose benefits are governed by his employment agreement, which was originally entered into in 2002 when the Company's prospects were uncertain, the value of the payments and the circumstances under which they are made differ from those applicable to our other named executive officers. The key terms and provisions of our severance plans are summarized in the following table. In addition, refer to the Potential Payments Upon Termination and Change in Control Table for the estimated dollar value of the benefits described below for our current named executive officers.

Severance Arrangements Without a Change in Control

Description	Chief Executive Officer	Other Named Executive Officers
Governing document:	Employment Contract.	The Severance Plan. For equity awards, individual award agreements.
Termination events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause. • Termination by Mr. Breen for Good Reason.	Involuntary termination without Cause.
Severance cash benefit:	Three times base salary and three times higher of target annual bonus or most recent annual bonus payment.	Two times base salary and two times target annual bonus.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Three years from date of termination if practicable under the plan. If not, an equivalent cash payment is made, with a tax gross-up on such amount.	Two years from date of termination for health and dental benefits only, if practicable under the plan. If not, an equivalent cash payment is made.
Pension benefits consisting of accrued amounts in supplemental retirement plans:	Voluntary termination by Mr. Breen without Good Reason or termination by the Company with Cause prior to age 60—vested pension benefits are subject to a reduction. If Mr. Breen terminates with Good Reason or is terminated by the Company without Cause and elects to commence payments prior to age 60, pension benefits are paid subject to a reduction.	N/A
Prorated bonus in year of termination:	Yes.	At the Company's discretion and per the terms of the applicable incentive plan.

Description	Chief Executive Officer	Other Named Executive Officers
Equity treatment:	Upon an involuntary termination without Cause, termination for Good Reason or upon death or disability: • All awards vest in full. • Options remain exercisable for the remainder of their term. Upon death or disability, options remain exercisable until the earlier of the original expiration date of the option or the third anniversary of termination.	Substantially all of the individual award agreements are consistent with the terms and conditions of the Severance Plan, which provides that, upon an involuntary termination without Cause: • Outstanding stock options continue to vest for 12 months. • The executive has 12 months to exercise vested stock options, subject to the original term. • All unvested restricted stock and RSUs are forfeited. Each individual award specifies treatment of equity upon death or disability.
Outplacement assistance:	No.	At Company's discretion for up to 12 months.
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.	• Prohibited from soliciting customers and employees of Tyco for two years from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.

Mr. Breen's employment agreement generally defines "Cause" as:

- Indictment for a felony other than one based on liability that is based on acts of the Company for which Mr. Breen is responsible solely as a result of his office(s) with the Company; provided that (A) he was not directly involved in such acts and either had no prior knowledge of such intended actions or, upon obtaining such knowledge, promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability or (B) after consulting with the Company's counsel, he reasonably believed that no law was being violated by such acts, or
- Termination evidenced by a resolution adopted in good faith by at least two-thirds of the members of the Board concluding that Mr. Breen:
    - intentionally and continually failed substantially to perform his reasonably assigned duties with the Company (other than a failure resulting from his incapacity due to physical or mental illness or from the assignment to Mr. Breen of duties that would constitute "Good Reason"), which failure has continued for a period of at least 30 days after a written notice of demand for substantial performance, signed by a duly authorized member of the Board, has been delivered to Executive specifying the manner in which Executive has failed substantially to perform, or

- intentionally engaged in conduct which is demonstrably and materially injurious to the Company; provided, however, Mr. Breen has been given a detailed notice of the termination under this paragraph and he has been given the opportunity to be heard in person by the Board.

Mr. Breen's employment agreement generally defines "Good Reason" as any of the following events:

- assignment to Mr. Breen of any duties inconsistent in any material respect with his position (including titles and reporting relationships), authority, duties or responsibilities as contemplated by the employment agreement, or any other action by the Company which results in a significant diminution in such position, authority, duties or responsibilities;
- any failure by the Company to comply with any of the material provisions regarding Mr. Breen's base salary, bonus, annual equity incentive, benefits and perquisites, retirement benefit, relocation, and other benefits and amounts payable to Mr. Breen under the agreement;
- Mr. Breen being required to relocate to a principal place of employment more than 60 miles from his principal place of employment with the Company once it is established;
- the delivery by the Company of a notice of non-renewal of his employment at the end of any term thereof;
- the failure by the Company to elect or to reelect Mr. Breen as a Director and as Chairman of the Board, or the removal of Mr. Breen from either such position;
- any breach of the Company's representations set forth in the agreement which has a material adverse impact on the Company; or
- any termination by Mr. Breen during the 30-day period immediately following the first anniversary of the date of any change-in-control.

The Severance Plan generally defines "Cause" as an executive's (i) substantial failure or refusal to perform duties and responsibilities of his or her job as required by the Company, (ii) violation of any fiduciary duty owed to the Company, (iii) conviction of a felony or misdemeanor, (iv) dishonesty, (v) theft, (vi) violation of Company rules or policy, or (vii) other egregious conduct, that has or could have a serious and detrimental impact on the Company and its employees. The administrator of the Severance Plan, in its sole and absolute discretion, determines whether Cause exists.

Severance Arrangements Upon a Change-in-Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment Agreement.	CIC Severance Plan. For equity awards, individual award agreements.
Termination events triggering severance cash benefits and benefits continuation (requires a change-in-control and termination for benefit):	• Involuntary termination without Cause. • A Change-in-Control is treated as a termination for Good Reason at Mr. Breen's election within the 30-day period following the first anniversary of the change-in-control.	• Involuntary termination without Cause. • Good Reason Resignation.

Description	Chief Executive Officer	Named Executive Officers
Severance cash benefit:	Three times base salary and 3 times higher of target annual bonus or most recent annual bonus payment.	Two times base salary and two times annual target bonus for Mr. Gursahaney; and 2.99 times base salary and 2.99 times annual target bonus for the other named executive officers.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Three years from date of termination, if practicable under the plan. If not, an equivalent cash payment is made instead, with a tax gross-up on such amount.	For Mr. Gursahaney, 24 months in medical and dental. For each of the other named executive officers, the benefit period is 36 months. The Company may elect to pay the participant in cash in lieu of such coverage.
Pension benefits:	Fully vested upon a change-in-control and immediately payable. No reduction for early commencement.	N/A
Pro-rated bonus in year of termination:	Yes.	Yes.
Equity treatment:	• All awards vest in full. • Options remain exercisable for the remainder of their term.	Substantially all of the individual equity awards for our named executive officers provide that, upon a change in control: • All options, restricted stock and RSUs vest in full. • All performance-based shares vest at the discretion of the plan administrator. • Options remain exercisable until the earlier of (i) the expiration of the remainder of their term, and (ii) up to three years following the executive's termination date.
Excise tax gross-up payment:	Yes.	No.
IRC Section 280G Cap on Benefits:	No.	Yes—If the after-tax economic value of capping the benefit at 2.99 times the "base amount" exceeds the after-tax economic value of the uncapped benefit, the benefit is capped at 2.99 times. Otherwise, the benefit is uncapped.
Outplacement assistance:	No.	Yes.

Description	Chief Executive Officer	Named Executive Officers
Restrictive covenants:	• Prohibited from soliciting customers and employees and competing with Tyco for 1 year from the date of termination. • Subject to confidentiality and non-disparagement covenants.	• Subject to confidentiality and non-disparagement covenants.

Under Mr. Breen's employment agreement, a change-in-control is treated as a termination for "Good Reason" if Mr. Breen chooses to terminate his employment within the 30-day period commencing on the first anniversary of the change-in-control.

The CIC Severance Plan generally defines "Cause" as (i) a material violation of any fiduciary duty owed to the Company, (ii) conviction of, or entry of a plea of nolo contendere with respect to, a felony or misdemeanor, (iii) dishonesty, (iv) theft, or (v) other egregious conduct, that is likely to have a materially detrimental impact on the Company and its employees. Whether an executive's termination is as a result of "Cause" under the CIC Severance Plan is determined in the discretion of the administrator of the CIC Severance Plan.

The CIC Severance Plan generally defines "Good Reason Resignation" as any retirement or termination of employment by an executive that is not initiated by the Company and that is caused by any one or more of the following events that occurs during the period beginning 60 days prior to the date of a change in control and ending two years after the date of such change in control:

- without the executive's written consent, the Company (i) assigns the executive any duties inconsistent in any material respect with his or her position as in effect immediately prior to the change in control, (ii) makes any material adverse change in the executive's position (including titles and reporting relationships and level), authority, duties or responsibilities, or (iii) takes any other action that, in the reasonable judgment of the executive, would cause him or her to violate his or her ethical or professional obligations, or which results in a significant diminution in such position, authority, duties or responsibilities;
- without the executive's written consent, the executive's being required to relocate to a principal place of employment more than 60 miles from his or her existing principal place of employment;
- without the executive's written consent, the Company reduces the executive's base salary or annual bonus, or reduces the executive's retirement, welfare, stock incentive, perquisite and other benefits, taken as a whole; or
- the Company fails to obtain a satisfactory agreement from any successor to assume and agree to perform the Company's obligations to the executive under the CIC Severance Plan.

If an executive remains employed for more than 180 days following the occurrence of any event set forth above, any subsequent retirement or termination of employment by the executive that is not initiated by the Company will not constitute a "Good Reason Resignation." Whether an executive's termination is as a result of a "Good Reason Resignation" is determined in the discretion of the administrator of the CIC Severance Plan.

Severance Arrangements with Mr. Lytton and Mr. Robinson

On July 6, 2007, Mr. Lytton, formerly an Executive Vice President and General Counsel, terminated his employment with the Company for "good reason" under his employment agreement as a result of the Separation. Pursuant to his employment agreement, Mr. Lytton received severance benefits. Mr. Robinson, formerly the President of our Fire and Security segment, left the Company in connection with the Separation due to the elimination of his position. Mr. Robinson received severance benefits under the Severance Plan and from a special severance program put in place to address force reductions resulting from the Separation and our restructuring activities. Both Mr. Lytton's and Mr. Robinson's severance benefits are described in detail in the Summary Compensation Table and the other tables in the Executive Compensation Tables that follow this Compensation Discussion and Analysis.

Pay Recoupment Policy

Tyco has a successful track record in recouping pay we consider wrongfully earned by executives. To demonstrate our full commitment to shareholders on this issue, the Board approved a Pay Recoupment Policy for Tyco in September 2007. The policy provides that:

In addition to any other remedies available to the Company and subject to the applicable law, if the Board or any Compensation Committee of the Board determines that any Annual Incentive Plan ("AIP") payment, incentive payment, equity award or other compensation received by a Senior Officer resulted from any financial result or operating metric that was impacted by the Senior Officer's fraudulent or illegal conduct, the Board or a Board Committee may recover from the Senior Officer that compensation it considers appropriate under the circumstances. The Board has the sole discretion to make any and all determinations under this policy.

Stock Ownership Guidelines

In 2003, the Board established stock ownership and share retention guidelines for all Senior Officers. The Board believes that executives who own a significant amount of Company stock are aligned with long-term shareholder interests. Currently, 10 Senior Officers, including our five current named executive officers, are covered by the stock ownership and retention guidelines. The Compensation Committee reviews our Senior Officers' compliance with our stock ownership guidelines throughout the year.

The stock ownership requirement for our Senior Officers ranges from two times base salary for our corporate Senior Vice Presidents to ten times base salary for our Chief Executive Officer. Tyco shares that count towards meeting the stock ownership requirement include restricted stock, RSUs, deferred stock units, performance shares, shares acquired through our 401(k) plan or the Employee Stock Purchase Program, and shares otherwise owned by the executive. We do not require that the stock ownership guidelines be attained within a certain period of time. Instead, the Compensation Committee reviews executive stock ownership throughout the year to ensure that our Senior Officers are making progress towards meeting their goals or maintaining their requisite ownership. During the 2006 fiscal year, the Compensation Committee reviewed the Stock Ownership and Retention Guidelines (the "Guidelines") and determined that ownership levels were appropriate, even though they were significantly higher for certain positions than the levels prevailing at peer companies.

Tyco's stock retention Guidelines require that our Senior officers retain a specified percentage of net (after-tax) shares acquired from the exercise of stock options or the vesting of restricted shares. Specifically, our Senior Officers must retain 75% of all net shares until they attain their target stock ownership goal. Once that goal is attained, they must retain at least 25% of all net shares received upon exercise or vesting for a minimum period of three years. Senior Officers who are 62 or older may dispose of 50% of their accumulated holdings.

Prior to the Separation, all of the named executive officers attained or exceeded their target stock ownership requirement. In connection with the Separation, restricted shares, performance shares and stock options granted prior to the start of fiscal year 2007 owned by certain Tyco employees were converted into shares of Covidien and Tyco Electronics. Tyco recertified stock ownership for our named executive officers using their post-conversion share balances and Tyco's average stock price for the 60 days following the measurement date, which covered the period from July 2, 2007 to August 31, 2007. For purposes of this analysis, the certification date was August 31, 2007. Following Separation, we determined that all of the named executive officers remained in compliance with the stock ownership guidelines. The following table shows the target stock ownership Guideline, each named executive officer's shares counted towards the target, and the difference in each named executive officer's shares and their corresponding stock ownership target.

Stock Ownership Guidelines for Named Executive Officers

Named Executive Officer	Ownership Target as a Multiple of Base Salary	Ownership Target in Shares	Shares Counting Towards Target	Shares Owned in Excess of Target
Mr. Breen	10	330,891	1,354,354	1,023,463
Mr. Coughlin	6	95,450	207,529	112,079
Mr. Evard	2	18,673	53,645	34,972
Mr. Davidson	2	17,563	56,188	38,625
Mr. Gursahaney	5	53,028	91,403	38,375

Compensation and Human Resources Committee Report on Executive Compensation

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Human Resources Committee:

Rajiv L. Gupta, Chair
Dennis C. Blair
Brian Duperreault

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding compensation for our "named executive officers", who are Mr. Edward D. Breen, our Chairman and Chief Executive Officer; Mr. Christopher Coughlin, our Chief Financial Officer; the three of our most highly compensated executive officers that were employed by us at the end of fiscal year 2007; and William B. Lytton and David E. Robinson, two executive officers who were employed by us during fiscal year 2007, but were not employed by us at the end of the fiscal year. Salary and bonus include amounts that may be deferred at the officer's election.

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($)[2] (d)	Stock/Unit Awards ($)[3] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Nonqualified Deferred Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
Current Officers									
Edward D. Breen Chairman and Chief Executive Officer	2007	$1,625,000	$ —	$10,505,034	$7,186,796	$3,250,000	$1,263,270	$ 911,518	$24,741,618
Christopher J. Coughlin Executive Vice President and Chief Financial Officer	2007	$ 766,667	$ —	$ 3,805,034	$2,956,702	$1,605,000	$ —	$ 229,753	$ 9,363,156
John Evard Senior Vice President—Tax	2007	$ 440,160	$420,000	$ 964,359	$1,035,422	$ 660,000	$ —	$ 166,148	$ 3,686,089
Carol Anthony Davidson Senior Vice President, Controller	2007	$ 426,000	$414,000	$ 885,206	$1,086,164	$ 645,000	$ —	$ 166,711	$ 3,623,081
Naren Gursahaney President, ADT Worldwide	2007	$ 520,000	$ —	$ 962,577	$ 877,226	$ 880,000	$ —	$ 175,362	$ 3,415,165
Former Officers									
William B. Lytton Executive Vice President and Special Advisor to the CEO	2007	$ 585,997	$ —	$ 1,683,919	$2,424,427	$ —	$ 3,191,000	$6,754,231	$14,639,574
David E. Robinson President, Tyco Fire and Security	2007	$ 588,040	$ —	$ 2,593,818	$4,350,340	$ —	$ —	$3,911,209	$11,443,407

(1) **Salary:** Salaries for Messrs. Lytton and Robinson reflect amounts paid through their respective termination dates.

(2) **Bonus:** Amounts in column (d) reflect retention payments made to Messrs. Evard and Davidson (as discussed in the Compensation Discussion and Analysis) for their roles in the execution of the transactions necessary to complete the Separation.

(3) **Stock/Unit Awards and Option Awards:** The amounts in columns (e) and (f) reflect accounting expense recognized in fiscal year 2007 for all outstanding equity-based compensation in the form of stock options, RSUs, DSUs and performance-based shares. The amounts reported in columns (e) and (f) for each officer were recognized in accordance with the rules of Statement of Financial Accounting Standard Number 123 as Revised ("FAS 123R"), which generally requires recognition

of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are included in Note 19 to the Company's audited consolidated financial statements included in the Company's Form 10-K for the fiscal year ended September 28, 2007. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. A description of the material terms of each type of award appears in the narrative following the Grants of Plan-Based Awards Table.

(4) **Non-Equity Incentive Plan Compensation:** The amount reported in column (g) for each officer reflects annual cash incentive compensation for fiscal year 2007, which was based on Company and individual performance in fiscal year 2007 and paid in the first quarter of fiscal year 2008. Annual incentive compensation is discussed in further detail in the Compensation Discussion and Analysis under the heading Elements of Compensation—Annual Incentive Compensation.

(5) **Change in Pension Value and Nonqualified Deferred Earnings:** The amount reported in column (h) for Messrs. Breen and Lytton reflects the aggregate increase in the actuarial present value of their respective accumulated benefits under all pension plans during the year, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. The amounts in column (h) include those which the officer may not currently be entitled to receive because such amounts are not vested. Information regarding these plans is set forth in further detail under the Pension Benefits Table.

(6) **All Other Compensation:** The amount reported in column (i) for each named executive officer represents: cash perquisites; premiums paid by the Company for insurance for the benefit of the named executive officer and, in some cases, the named executive officer's spouse; costs related to personal use of Company aircraft; tax gross-up payments; Company contributions to 401(k) plans and similar plans of the Company and its subsidiaries that are non-qualified; and other miscellaneous benefits. The following table sets forth information regarding the perquisites and other personal benefits provided by the Company to the named executive officers for 2007.

All Other Compensation Table

		Supplemental Executive Insurance Benefits[b]									
Named Executive	**Cash Perquisite[a]**	**Variable Universal Life**	**Individual Supplemental Disability**	**Group Supplemental Disability**	**Long-Term Care**	**Personal Use of Company Aircraft[c]**	**Tax Gross-Up[d]**	**Severance Benefits[e]**	**Retirement Plan Contributions[f]**	**Miscellaneous[g]**	**Total All Other Compensation**
Current Officers											
Edward D. Breen	$70,000	$50,405	$32,415	$2,410	$15,428	$ 249,431	$330,200	—	$155,729	$ 5,500	$ 911,518
Christopher J. Coughlin	$70,000	$28,262	$15,580	$2,410	$21,210	—	—	—	$ 82,291	$ 10,000	$ 229,753
John Evard	$44,016	$20,798	$15,229	$2,410	$18,343	—	$ 23,692	—	$ 36,398	$ 5,262	$ 166,148
Carol Anthony Davidson	$42,600	$17,207	$18,527	$2,410	$21,568	—	$ 23,542	—	$ 33,752	$ 7,105	$ 166,711
Naren Gursahaney	$51,500	$10,109	$12,598	—	$19,274	—	$ 10,315	—	$ 65,606	$ 5,960	$ 175,362
Former Officers											
William B. Lytton	$52,500	$32,279	$15,709	$2,410	$20,855	$ 23,184	$268,348	$6,286,029	$ 52,917	—	$6,754,231
David E. Robinson	$56,453	$13,557	$12,032	$2,410	$16,228	—	$107,458	$3,476,131	$ 63,473	$163,467	$3,911,209

(a) Cash Perquisites reflect an annual cash perquisite payment equal to the lesser of (i) 10% of the executive's base salary or (ii) $70,000. Payments are made quarterly and are adjusted to reflect changes in salary. As a result, Mr. Gursahaney received less than 10% of his base salary at fiscal year end and Messrs. Lytton's and Robinson's payments were prorated to reflect their termination.

(b) Supplemental Executive Insurance Benefits reflect premiums paid by the Company for insurance benefits for the executive and, in the case of long-term care, for spouses as well. These benefits are provided to certain Senior Officers of the Company upon the approval of the Compensation Committee.

(c) For security purposes, the Chief Executive Officer is encouraged to use Company-owned aircraft for personal travel. Mr. Lytton was entitled to specified personal usage allotments pursuant to his employment agreement. Other named executive officers are permitted to use Company-owned aircraft in exceptional circumstances if expressly approved by the Board or Mr. Breen. For purposes of the Summary Compensation Table, the aggregate incremental pre-tax cost to the Company for personal use of Company aircraft is calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other variable costs. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of the Company-owned or leased aircraft, and the cost of maintenance not related to trips.

(d) The amounts in this column for Messrs. Gursahaney, Evard, Davidson and Robinson represent tax gross-up payments made with respect to taxable insurance benefits and relocation expenses. Amounts for Messrs. Breen and Lytton include tax gross-up payments made with respect to taxable insurance benefits as well as the reimbursement of State taxes owed by them to New York or New Jersey for Tyco work performed in those States. Generally, the Company pays the increased tax cost (including a gross-up) that each executive owes as a result of working in those States rather than their principal work location. Amounts related to State taxes for Messrs. Breen and Lytton are estimated amounts, pending receipt of the relevant personal State tax return information for calendar year 2007. These estimates are based primarily on compensation payable in fiscal year 2007 to Messrs. Breen and Lytton and the estimated amount of such compensation attributable to New York and New Jersey services, respectively, based on information previously provided to the Company by Messrs. Breen and Lytton.

(e) The amounts in this column represent severance benefits payable to Messrs. Lytton and Robinson upon their separation from the Company in July and August, respectively. Mr. Lytton's severance benefit is based on the terms set forth in his employment agreement, and consisted of:

(i) a severance cash payment equal to two years of his base salary and two times his target annual bonus, which totaled $2,800,000;

(ii) a prorated portion of his target annual bonus for fiscal 2007, or $1,070,137;

(iii) two additional years of service for the purpose of estimating his supplemental retirement benefit, or $2,200,000; and

(iv) continued health and insurance benefits (or cash equivalent) for three years following his date of termination, which calculated at the Company's cost is equal to $215,892.

Mr. Robinson's severance benefits were determined pursuant to the Tyco International (US) Inc. Executive Severance Plan and consisted of:

(i) a severance cash payment equal to two years of his base salary and two times his target annual bonus, which totaled of $2,480,000;

(ii) a prorated portion of his target annual bonus for fiscal 2007, or $967,006; and

(iii) continued health and insurance benefits and outplacement services (or cash equivalent) for two years, which calculated at the Company's cost is equal to $29,125.

(f) Retirement plan contributions include matching contributions made by the Company on behalf of the executive to the Company's tax-qualified 401(k) Retirement, Savings and Investment Plan and the non-qualified Supplement Savings and Retirement Plan.

(g) Miscellaneous compensation includes matching charitable contributions made by the Company on behalf of each of the named executive officers except for Mr. Evard and Mr. Lytton. Each of these contributions was in an amount less than or equal to $10,000. Miscellaneous compensation for Messrs. Evard, Davidson, Gursahaney and Robinson include reimbursement of relocation expenses of approximately $5,300, $6,900, $4,700 and $153,000 respectively.

Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity-based awards for each of the Company's named executive officers that were granted during the 2007 fiscal year under the 2004 Stock and Incentive Plan.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date (b)	Board or Committee Approval Date[1] (c)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold ($) (g)	Target (Mid-Point) ($) (h)	Maximum ($) (i)	(#) (j)	(#) (k)	($/Sh) (l)	($) (n)
Current Officers												
Edward D. Breen	11/21/06	11/21/06	$812,500	$1,625,000	$3,656,250							
	11/21/06	11/21/06							129,041			$6,211,479
	11/21/06	11/21/06								399,714	$ 48.14	$6,304,929
	06/29/07	07/12/06							5,969			$ 264,865
	07/02/07	05/10/07				$1,999,933	$4,999,832	$9,999,664				$5,800,030
	07/02/07	05/10/07							93,700			$4,999,832
	07/02/07	05/10/07								292,000	$ 53.36	$4,757,468
Christopher J. Coughlin	11/21/06	11/21/06	$400,000	$ 800,000	$1,800,000							
	11/21/06	11/21/06							59,170			$2,848,189
	11/21/06	11/21/06								188,841	$ 48.14	$2,978,702
	06/29/07	07/12/06							2,736			$ 121,406
	07/02/07	05/10/07				$ 922,061	$2,305,152	$4,610,304				$2,674,080
	07/02/07	05/10/07							43,200			$2,305,152
	07/02/07	05/10/07								139,000	$ 53.36	$2,264,685
John Evard	11/21/06	11/21/06	$165,050	$ 330,120	$ 742,770							
	11/21/06	11/21/06							16,366			$ 787,788
	11/21/06	11/21/06								50,357	$ 48.14	$ 794,311
	06/29/07	07/12/06							746			$ 33,103
	07/02/07	05/10/07				$ 262,531	$ 656,328	$1,312,656				$ 761,370
	07/02/07	05/10/07							12,300			$ 656,328
	07/02/07	05/10/07								39,000	$ 53.36	$ 635,415
Carol Anthony Davidson	11/21/06	11/21/06	$161,250	$ 322,500	$ 725,625							
	11/21/06	11/21/06							16,366			$ 787,789
	11/21/06	11/21/06								50,357	$ 48.14	$ 794,311
	06/29/07	07/12/06							746			$ 33,103
	07/02/07	05/10/07				$ 262,531	$ 656,328	$1,312,656				$ 761,370
	07/02/07	05/10/07							12,300			$ 656,328
	07/02/07	05/10/07								39,000	$ 53.36	$ 635,415
Naren Gursahaney	11/21/06	11/21/06	$280,000	$ 560,000	$1,260,000							
	11/21/06	11/21/06							28,326			$1,363,492
	11/21/06	11/21/06								88,125	$ 48.14	$1,390,049
	06/29/07	07/12/06							1,120			$ 49,698
	07/02/07	05/10/07				$ 473,837	$1,184,592	$2,369,184				$1,374,180
	07/02/07	05/10/07							22,200			$1,184,592
	07/02/07	05/10/07								71,000	$ 53.36	$1,156,782

Name (a)	Grant Date (b)	Board or Committee Approval Date[1] (c)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Estimated Possible Payouts Under Equity Incentive Plan Awards[3] Threshold ($) (g)	Target (Mid-Point) ($) (h)	Maximum ($) (i)	All Other Stock Awards: Number of Shares of Stock or Units[4] (#) (j)	All Other Option Awards: Number of Securities Underlying Options[4] (#) (k)	Exercise or Base Price of Option Awards[5] ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards ($) (n)
Former Officers												
William B. Lytton	11/21/06	11/21/06	$350,000	$ 700,000	$1,575,000							
	11/21/06	11/21/06							28,326			$1,363,492
	11/21/06	11/21/06								94,420	$ 48.14	$1,489,343
	06/29/07	07/12/06							1,790			$ 79,429
David E. Robinson	11/21/06	11/21/06	$310,000	$ 620,000	$1,395,000							
	11/21/06	11/21/06							35,250			$1,696,783
	11/21/06	11/21/06								110,157	$ 48.14	$1,737,572
	06/29/07	07/12/06							4,532			$ 201,101

(1) The Compensation Committee approved the conversion of outstanding performance shares, originally granted in November 2005, into time-based RSUs on July 12, 2006. These awards are reflected in column (j). The conversion was contingent upon the completion of the Separation, which occurred on June 29, 2007. For more information on the performance share conversion, see the discussion under the heading Conversion of 2006 Performance Shares in the Compensation Discussion and Analysis. In addition, in May 2007, the Board approved the acceleration of the 2008 equity award grant that would have normally occurred in November 2007 to the first trading day following the Separation. For more information about the acceleration of this grant, see the discussion under the heading Accelerated Fiscal Year 2008 Equity Awards in the Compensation Discussion and Analysis.

(2) Amounts reported in columns (d) through (f) represent potential annual performance bonuses that the named executive officers could have earned under the Company's annual incentive plan for fiscal year 2007. In November 2006, the Board approved maximum bonus payouts of 0.25% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.12% for the other Senior Officers, subject to the same cap. At the same time, the Compensation Committee established a maximum payout of 200% of base salary, plus or minus 25% based on individual qualitative performance measures for purposes of the annual incentive plan. Amounts that were actually earned by such officers are reported in the Summary Compensation Table in the column "Non-Equity Incentive Plan Compensation." As a result of the Separation, the performance measures that governed the payouts of these awards were bifurcated between pre-Separation and post-Separation periods, although the threshold, target and maximum awards that could be earned by the named executive officers remained the same. See the Compensation Discussion and Analysis under the heading Annual Incentive Compensation for a description of performance measures and actual payouts under the annual incentive plan.

(3) Amounts reported in columns (g) through (i) represent potential payouts with respect to performance share awards that were made in connection with the accelerated fiscal year 2008 long-term incentive compensation grant. Performance shares were granted to certain executive officers in July 2007 and vest at the end of the three-year performance period on June 30, 2010. The number of shares that will be paid out in respect of the performance shares will depend on the Company's three-year annualized total shareholder return over the performance period, as compared to the return for the S&P 500 Industrials index. The fair value of performance shares was calculated by multiplying the target number of shares granted by the grant date fair value as detemined under FAS 123R. For more information regarding the Company's 2008 performance share program, see the discussion under the heading Accelerated Fiscal Year 2008 Equity Awards.

(4) Amounts in columns (j) and (k) include awards granted prior to June 29, 2007. These amounts reflect the as-adjusted number of stock options and RSUs resulting from the Separation. Specifically, the actual amount of stock options and RSUs that were originally granted were multiplied by approximately 0.63, which was determined in accordance with the Separation and Distribution Agreement by dividing the closing NYSE stock price of the Company's issued and outstanding shares on June 29, 2007 by the closing NYSE stock price of the Company's when-issued shares on June 29, 2007.

(5) Amounts in column (l) reflect the as-adjusted exercise price of options granted prior to June 29, 2007, which were adjusted to reflect the effects of the Separation. Such amounts are calculated by multiplying the actual NYSE closing-date market price on the referenced date by approximately 1.59, which was determined in accordance with the Separation and Distribution Agreement by dividing the closing NYSE stock price of the Company's when-issued shares on June 29, 2007 by the closing NYSE stock price of the Company's issued and outstanding shares on June 29, 2007.

The Company took action with respect to three broad-based grants of plan-based equity awards in fiscal year 2007. The first action was the grant of the annual long-term equity awards for fiscal 2007. These awards were granted in November 2007 and consisted of stock options and RSUs. The second action was the conversion of outstanding performance shares into time-based RSUs. The performance shares were originally granted in November 2005, with vesting and share payouts to occur upon the expiration of a three-year performance period. In July 2006, the Compensation Committee approved the conversion of these shares into time-based RSUs, contingent upon the completion of the Separation. Corporate employees received RSUs of Tyco, Covidien and Tyco Electronics while non-corporate employees received RSUs in their employing company. All of the replacement RSUs will vest on September 30, 2008. The methodology for the conversion of performance shares into RSUs is described in the Compensation Discussion and Analysis under the heading Conversion of 2006 Performance Shares. The final action was the grant of the annual long-term equity awards for fiscal 2008. The Board approved the acceleration of this award from November 2007 to the first trading day immediately following the Separation. The purpose of the acceleration was to provide equity to our employees and executives that is tied to Company results from the date of the Separation. The award consisted of stock options, RSUs and performance shares. For more information about the acceleration of this grant, see the discussion under the heading Accelerated Fiscal Year 2008 Equity Awards in the Compensation Discussion and Analysis.

The exercise price of stock options equals the fair market value of our common stock on the date of grant. For fiscal 2007 equity awards, fair market value was calculated as the average of the high and low market price on the NYSE on the grant date. For fiscal 2008 equity awards, fair market value was calculated as the closing price on the NYSE on the grant date. Stock options generally vest in equal installments over a period of four years, beginning on the first anniversary of the grant date. Each option holder has ten years to exercise his or her stock option from the date of grant, unless forfeited earlier. Forfeiture provisions for the named executive officers are described under the heading "Change in Control and Severance Benefits" in the Compensation Discussion and Analysis.

RSUs generally vest over a period of four years, in three equal installments beginning on the second anniversary of the grant. RSUs earn dividend equivalent units during the vesting period and do not carry voting rights until they are settled in shares. Forfeiture provisions with respect to RSUs for the named executive officers are described under the heading "Change in Control and Severance Benefits" in the Compensation Discussion and Analysis.

Performance shares generally vest in full at the end of the performance period. The number of shares that are paid out in respect of each performance share depends on whether, and at what level, the performance criteria have been met. Performance shares do not accrue dividends prior to vesting and do not have any voting rights. For a description of the performance criteria associated with the outstanding performance shares held by the named executive officers, see the discussion regarding the accelerated fiscal 2008 equity awards under the heading "Fiscal 2007 and Accelerated Fiscal 2008 Equity Awards" in the Compensation Discussion and Analysis.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information for each of the Company's named executive officers regarding all equity awards that were outstanding as of September 28, 2007. Dollar amounts are based on the closing price of $44.34 of the Company's common stock on the NYSE on September 28, 2007.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable[1] (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)[2] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2][3] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3] (j)
Current Officers								
Edward D. Breen	1,828,301	—	$15.89	07/24/2012	334,742	$14,842,460	93,700	$4,154,658
	49,749	—	$52.43	03/25/2014				
	49,749	—	$57.19	03/25/2014				
	49,749	—	$63.55	03/25/2014				
	49,749	—	$58.78	03/09/2015				
	49,749	—	$65.13	03/09/2015				
	—	49,749	$71.49	03/09/2015				
	41,458	82,916	$46.07	11/21/2015				
	—	399,714	$48.14	11/20/2016				
	—	292,000	$53.36	07/01/2017				
Christopher J. Coughlin	16,583	8,291	$56.60	03/06/2015	159,329	$ 7,064,648	43,200	$1,915,488
	41,458	20,729	$56.87	03/09/2015				
	20,729	41,458	$46.07	11/21/2015				
	—	188,841	$48.14	11/20/2016				
	—	139,000	$53.36	07/01/2017				
John Evard	49,749	—	$26.74	12/18/2012	39,667	$ 1,758,835	12,300	$ 545,382
	24,874	—	$22.67	03/06/2013				
	22,387	—	$44.16	03/25/2014				
	14,924	7,463	$56.87	03/09/2015				
	5,473	10,944	$46.07	11/21/2015				
	—	50,357	$48.14	11/20/2016				
	—	39,000	$53.36	07/01/2017				
Carol Anthony Davidson	24,874	—	$43.71	01/25/2014	40,292	$ 1,786,547	12,300	$ 545,382
	24,874	—	$44.16	03/25/2014				
	14,924	7,463	$56.87	03/09/2015				
	5,473	10,944	$46.07	11/21/2015				
	—	50,357	$48.14	11/20/2016				
	—	39,000	$53.36	07/01/2017				
Naren Gursahaney	84,978	—	$23.77	03/02/2013	63,722	$ 2,825,433	22,200	$ 984,348
	37,768	—	$44.16	03/25/2014				
	20,982	10,491	$56.87	03/09/2015				
	8,393	16,785	$46.07	11/21/2015				
	3,148	6,294	$48.67	01/11/2016				
	—	88,125	$48.14	11/20/2016				
	—	71,000	$53.36	07/01/2017				
Former Officers								
William B. Lytton	165,416	—	$21.85	07/06/2010	—	—	—	—
	62,187	—	$44.16	07/06/2010				
	41,458	—	$56.87	07/06/2010				
	40,048	—	$46.07	07/06/2012				
	23,605	—	$48.14	07/06/2010				
David E. Robinson	214,735	—	$24.99	08/31/2008	—	—	—	—
	173,104	—	$44.16	12/31/2008				
	157,367	—	$56.87	12/31/2008				
	101,344	—	$46.07	08/31/2012				
	27,540	—	$48.14	08/31/2008				

(1) Vesting dates for each outstanding option award for the named executive officers are as follows:

Vesting Date	Exercise Price	Edward D Breen	Christopher J. Coughlin	John Evard	Naren Gursahaney	Carol Anthony Davidson	William B. Lytton	David E. Robinson
		Number of Shares Underlying Vesting Awards						
2007								
11/21/2007	$48.14	99,928	47,210	12,589	22,031	12,589	—	—
11/22/2007	$46.07	41,458	20,729	5,472	8,392	5,472	—	—
2008								
01/12/2008	$48.67	—	—	—	3,147	—	—	—
03/07/2008	$56.60	—	8,291	—	—	—	—	—
03/10/2008	$71.49	49,749	—	—	—	—	—	—
03/10/2008	$56.87	—	20,729	7,463	10,491	7,463	—	—
07/02/2008	$53.36	73,000	34,750	9,750	17,750	9,750	—	—
11/21/2008	$48.14	99,929	47,210	12,589	22,031	12,589	—	—
11/22/2008	$46.07	41,458	20,729	5,472	8,393	5,472	—	—
2009								
01/12/2009	$48.67	—	—	—	3,147	—	—	—
07/02/2009	$53.36	73,000	34,750	9,750	17,750	9,750	—	—
11/21/2009	$48.14	99,928	47,210	12,589	22,031	12,589	—	—
2010								
07/02/2010	$53.36	73,000	34,750	9,750	17,750	9,750	—	—
11/21/2010	$48.14	99,929	47,211	12,590	22,032	12,590	—	—
2011								
07/02/2011	$53.36	73,000	34,750	9,750	17,750	9,750	—	—

(2) The amounts in columns (g) and (h) reflect the number and market value of unvested shares of restricted stock and RSUs which had been earned as of September 28, 2007, but which remained subject to additional vesting requirements that depend upon the named executive officer's continued employment with the Company. Scheduled vesting of all outstanding shares of restricted stock, RSUs and performance shares (based on achievement at target values) for each of the named executive officers is as follows:

Vesting Date	Edward D. Breen	Christopher J. Coughlin	John Evard	Naren Gursahaney	Carol Anthony Davidson	William B. Lytton	David E. Robinson
	Number of Shares Underlying Vesting Awards						
2008							
03/07/2008	—	10,000	—	—	—	—	—
03/10/2008	40,000	15,000	1,875	2,290	2,500	—	—
06/01/2008	—	—	—	1,250	—	—	—
09/30/2008	35,818	16,417	4,477	6,722	4,477	—	—
11/21/2008	43,409	19,905	5,506	9,529	5,506	—	—
11/22/2008	35,000	15,000	4,500	2,675	4,500	—	—
2009							
07/02/2009	31,234	14,400	4,100	7,400	4,100	—	—
11/21/2009	43,407	19,903	5,505	9,528	5,505	—	—
2010							
06/30/2010	93,700	43,200	12,300	22,200	12,300	—	—
07/02/2010	31,233	14,400	4,100	7,400	4,100	—	—
11/21/2010	43,408	19,904	5,504	9,528	5,504	—	—
2011							
07/02/2011	31,233	14,400	4,100	7,400	4,100	—	—

(3) Amounts in columns (i) and (j) reflect the number and market value, as of September 28, 2007, of performance shares that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. The performance shares were granted in July 2007 in connection with the accelerated fiscal year 2008 long-term incentive compensation grant. All performance shares will vest and become payable in shares of the Company's common stock on June 30, 2010. The number of shares that will be granted in respect of the performance shares will depend on the Company's three-year total shareholder return as compared to the total shareholder return of the S&P 500 Industrials index. For more information

on the Company's performance share program, see the discussion under the heading Accelerated Fiscal Year 2008 Equity Awards in the Compensation Discussion and Analysis.

As described in the Compensation Discussion and Analysis, stock options and restricted shares held by certain Tyco employees that were granted prior to September 29, 2006 were adjusted so that immediately after the Separation the employees held stock options and restricted shares of each of Tyco, Covidien and Tyco Electronics. As a result, each of the named executive officers holds stock options and/or restricted shares of Covidien and Tyco Electronics that are not included in the table above. As a result of the Separation:

- Mr. Breen received 2,251,169 options to purchase Covidien common stock with exercise prices ranging from $12.76 to $57.40, all of which will vest by November 22, 2008; and 2,251,169 options to purchase Tyco Electronics common stock with exercise prices ranging from $11.56 to $52.02, all of which will vest by November 22, 2008. In addition, Mr. Breen received 110,818 shares of restricted stock of each of Covidien and Tyco Electronics, all of which will vest by September 30, 2008.

- Mr. Coughlin received 149,248 options to purchase Covidien common stock with exercise prices ranging from $36.99 to $45.66, all of which will vest by November 22, 2008; and 149,248 options to purchase Tyco Electronics common stock with exercise prices ranging from $33.52 to $41.38, all of which will vest by November 22, 2008. In addition, Mr. Coughlin received 56,417 shares of restricted stock of each of Covidien and Tyco Electronics, all of which will vest by September 30, 2008.

- Mr. Evard received 135,814 options to purchase Covidien common stock with exercise prices ranging from $18.20 to $45.66, all of which will vest by November 22, 2008; and 135,814 options to purchase Tyco Electronics common stock with exercise prices ranging from $16.50 to $41.38, all of which will vest by November 22, 2008. In addition, Mr. Evard received 10,852 shares of restricted stock of each of Covidien and Tyco Electronics, all of which will vest by September 30, 2008.

- Mr. Davidson received 88,552 options to purchase Covidien common stock with exercise prices ranging from $35.10 to $45.66, all of which will vest by November 22, 2008; and 88,552 options to purchase Tyco Electronics common stock with exercise prices ranging from $31.81 to $41.38, all of which will vest by November 22, 2008. In addition, Mr. Davidson received 11,477 shares of restricted stock of each of Covidien and Tyco Electronics, all of which will vest by September 30, 2008.

- Mr. Gursahaney received 6,215 shares of restricted stock of each of Covidien and Tyco Electronics, all of which will vest by January 2, 2008.

- Mr. Lytton received 329,838 options to purchase Covidien common stock with exercise prices ranging from $17.54 to $45.66, of which 309,109 have vested and 20,729 were cancelled upon his termination from the Company; and 329,838 options to purchase Tyco Electronics common stock with exercise prices ranging from $15.90 to $41.38, of which 309,109 have vested and 20,729 were cancelled upon his termination from the Company. In addition, Mr. Lytton received 32,744 shares of restricted stock of each of Covidien and Tyco Electronics, of which 23,473 were vested and 9,271 were cancelled in each company upon his termination.

- Mr. Robinson received 22,000 shares of restricted stock of each of Covidien and Tyco Electronics, all of which have vested.

Option Exercises and Stock Vested Table

The following table provides information for each of the Company's named executive officers regarding amounts realized from options that were exercised and restricted stock, RSUs and DSUs that vested during fiscal year 2007.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[2] (e)
Current Officers				
Edward D. Breen	—	$ —	175,894	$12,533,815
Christopher J. Coughlin	—	$ —	—	$ —
John Evard	—	$ —	2,500	$ 318,250
Carol Anthony Davidson	—	$ —	5,000	$ 617,400
Naren Gursahaney	—	$ —	2,500	$ 318,250
Former Officers				
William B. Lytton	—	$ —	33,473	$ 2,475,397
David E. Robinson	100,000	$1,542,910	59,660	$ 3,875,433

(1) The aggregate dollar amount realized upon the exercise of stock options is calculated based on the difference between the fair market value of the Company's common stock on the exercise date and the exercise price of the stock option.

(2) The aggregate dollar amount realized upon the vesting of restricted stock, RSUs and DSUs is calculated based on the NYSE closing price of the Company's common stock on the vesting date of each award.

Pension Benefits Table

The following table presents, for each named executive officer, the present value of the benefit he would receive at retirement under the specified pension plan, based on credited years of service and covered compensation as of September 28, 2007.

Name (a)	Plan Name[1] (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($)[2] (d)	Payments During Last Fiscal Year ($) (e)
Edward D. Breen	Employment Agreement	5.17	$9,854,000	$—
Former Officers				
William B. Lytton	Employment Agreement	6.75	$6,457,000	$—

(1) Under the terms of Mr. Breen's employment agreement, he is entitled to receive an annual supplemental retirement benefit payable at the later of age 60 and termination of employment in the form of a joint 50% spousal survivor's annuity equal to 50% of Mr. Breen's final average earnings (highest average of the sum of his monthly base salary and actual annual bonus (spread equally over the bonus period for which it is paid) during any consecutive 36 month period within the 60 month period prior to his termination), reduced by benefits from any defined benefit pension plans maintained by the Company or its affiliates or by benefits from any other defined benefit pension plans maintained by any previous employers, and benefits attributable to employer contributions, including matching contributions to any defined contribution plans maintained by the Company or its affiliates. In the event of Mr. Breen's voluntary termination of employment prior

to age 60, the benefit payable shall be reduced by 0.25% for each month the termination date is prior to age 60. Mr. Breen is vested in the benefit described above. Mr. Breen's benefit is payable as an actuarially equivalent lump sum at the later of age 60 or actual termination date, in accordance with his previous election.

Under the terms of Mr. Lytton's employment agreement, he is entitled to receive an annual supplemental retirement benefit payable at the later of age 62 and termination of employment in the form of a single life annuity equal to 6.25% multiplied by the number of completed and partial years of service times Mr. Lytton's final average earnings (highest average of the sum of his monthly base salary and actual annual bonus (spread equally over the bonus period for which it is paid) during any consecutive 36 month period within the 60 month period prior to his termination), reduced by benefits from any defined benefit pension plans maintained by the Company or its affiliates or by benefits from any other defined benefit pension plans maintained by any previous employers, and benefits attributable to employer contributions, including matching contributions to any defined contribution plans maintained by the Company or its affiliates. Mr. Lytton's benefits were 100% vested upon termination. In the event of Mr. Lytton's termination and subsequent commencement prior to age 62, the benefit payable is reduced by 0.25% per month for each month the commencement date precedes age 62. Mr. Lytton terminated his employment on July 6, 2007 for "good reason" in connection with the Separation, and received two additional years of service as per his employment agreement. The value shown above represents the present value of the lump sum payment payable to Mr. Lytton in January 2008 in the amount of $6,556,000.

(2) The amounts in column (d) are calculated as the discounted present value of normal retirement benefits earned as of the fiscal year end of September 28, payable as a lump sum at "Normal Retirement Date" for Breen (without regard to projected service, projected salary increases, pre-retirement mortality or other decrements) and 6 months after the termination date of July 6, 2007 for Lytton. The assumptions used in determining the discounted present value are consistent with those used to calculate the Company's retirement plan liabilities as described in Note 17 to the Company's audited consolidated financial statements for the fiscal year ended September 28, 2007, and include:

- a discount rate of 6.30%;
- the form of payment is lump sum;
- a prime rate of 8.25% (used to accumulate defined contribution match balance);
- an assumed retirement age of 60 for Mr. Breen and for Mr. Lytton, his age at 6 months following his actual termination date of July 6, 2007.

Non-Qualified Deferred Compensation Table

The following table presents information on the non-qualified deferred compensation accounts of each named executive officer for fiscal year 2007.

Name (a)	Executive Contributions in Last Fiscal Year ($)[1] (b)	Registrant Contributions in Last Fiscal Year ($)[1] (c)	Aggregate Earnings in Last Fiscal Year ($)[2] (d)	Aggregate Withdrawals/ Distributions ($)[3] (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
Current Officers					
Edward D. Breen	—	$144,479	$133,179	—	$1,188,058
Christopher J. Coughlin	—	$ 71,042	$ 5,366	—	$ 137,109
John Evard	—	$ 25,430	$ 29,146	—	$ 170,277
Carol Anthony Davidson	$266,769	$ 23,718	$ 69,755	—	$ 640,859
Naren Gursahaney	$416,614	$ 57,273	$148,190	—	$1,308,581
Former Officers					
William B. Lytton	—	$ 52,917	$ 13,510	—	$ 307,123
David E. Robinson	$ 25,337	$ 52,223	$ 41,679	—	$ 282,530

(1) Amounts in columns (b) and (c) include employee and Company contributions, respectively, under the Company's Supplemental Savings and Retirement Plan (the "SSRP"), a non-qualified retirement savings plan. All of the amounts included in column (c) are included in the Summary Compensation Table under the column "All Other Compensation." Under the SSRP, an eligible executive may choose to defer up to 50% of his or her base salary and up to 100% of his or her bonus.

(2) Amounts in column (d) include earnings on the named executive officer's notional account in the Company's SSRP as well as in the Company's Supplemental Executive Retirement Plan (the "SERP"), which was frozen with respect to additional contributions on December 31, 2004. With the exception of the Tyco stock fund and the Fidelity Freedom Funds, investment options under the SSRP are the same as those available to the Company's employees under the Company's qualified 401(k) retirement plans. Investment options under the SERP are the same as those available under the SSRP.

(3) Under both the SSRP and the SERP, participants may elect to receive distributions in a single lump sum payment or in up to 15 annual installments. A participant may begin receiving distributions under each plan after a minimum of five years have elapsed from the plan year for which contributions are made, as long as the executive is still employed by Tyco, or upon the participant's termination or retirement.

Potential Payments Upon Termination and Change in Control

The following table summarizes the severance benefits that would be payable to each of the named executive officers upon his termination or upon the occurrence of a change in control, assuming that the triggering event or events occurred on September 28, 2007 and based on Tyco's closing NYSE share price of $44.34 on such date.

Name/Form of Compensation (a)	Change in Control: Without Qualified Termination (b)	Change in Control: With Qualified Termination (c)	Involuntary Termination: With Cause (d)	Involuntary Termination: Without Cause or With Good Reason (e)	Resignation (f)	Death or Disability (g)	Retirement (h)
Edward D. Breen							
Severance[(1)]	—	$ 9,777,697	—	$ 9,777,697	—	—	—
Benefit & Perquisite Continuation[(2)]	—	$ 318,256	—	$ 318,256	—	—	—
Accelerated Vesting of Equity Awards[(3)]	$19,068,618	$19,068,618	—	$19,068,618	—	$15,249,363	—
Retirement Plan Distributions[(4)]	$14,005,674	$14,005,674	—	$ 3,382,582	—	—	—
Excise Tax Gross-Up[(5)]	$ 9,864,469	$14,967,104	—	—	—	—	—
Christopher J. Coughlin							
Severance[(1)]	—	$ 4,784,000	—	$ 3,200,000	—	—	—
Benefit & Perquisite Continuation[(2)]	—	$ 30,737	—	$ 22,899	—	—	—
Accelerated Vesting of Equity Awards[(3)]	$ 8,980,136	$ 8,980,136	—	$ —	—	$ 7,224,272	—
John Evard							
Severance[(1)]	—	$ 2,303,137	—	$ 1,540,560	—	—	—
Benefit & Perquisite Continuation[(2)]	—	$ 30,737	—	$ 22,899	—	—	—
Accelerated Vesting of Equity Awards[(3)]	$ 2,019,812	$ 2,019,812	—	—	—	$ 1,519,879	—
Carol Anthony Davidson							
Severance[(1)]	—	$ 2,249,975	—	$ 1,505,000	—	—	—
Benefit & Perquisite Continuation[(2)]	—	$ 30,737	—	$ 22,899	—	—	—
Accelerated Vesting of Equity Awards[(3)]	$ 2,331,929	$ 2,331,929	—	$ —	—	$ 1,831,996	—
Naren Gursahaney							
Severance[(1)]	—	$ 2,240,000	—	$ 2,240,000	—	—	—
Benefit & Perquisite Continuation[(2)]	—	$ 22,899	—	$ 22,899	—	—	—
Accelerated Vesting of Equity Awards[(3)]	$ 3,809,781	$ 3,809,781	—	—	—	$ 2,907,462	—

(1) For Mr. Breen, severance would be paid pursuant to his employment agreement and is based on 3 times base salary and 3 times target bonus for fiscal year 2007. Payment includes a tax gross-up payment to the State of New York of $27,697. For each of the other named executive officers, severance would be paid under either the CIC Severance Plan (if the triggering event is a change in control) or the Severance Plan (for other triggering events). Under the CIC Severance Plan, each named executive officer, except for Messrs. Breen and Gursahaney, would be entitled to a severance payment of 2.99 times his base salary and 2.99 times his target bonus for the fiscal year in which termination occurs. Under the CIC Severance Plan, Mr. Gursahaney would be entitled to a severance payment of 2 times his base salary and 2 times his target bonus for such fiscal year. Under the Severance Plan, each named executive officer (other than Mr. Breen) would be entitled to salary continuation and bonus payments for the 24 months following termination. In addition to the amounts included in this table, each named executive officer would be entitled to a pro-rated portion of the actual bonus earned under the AIP for the year in which he is terminated. These amounts are included in the Summary Compensation Table in the column Non-Equity Incentive Compensation and are described in the Compensation Discussion and Analysis under the heading Elements of Compensation—Annual Incentive Compensation.

(2) Upon a triggering event, Mr. Breen's employment agreement provides for continuation of health and welfare benefits (or a cash equivalent) for 36 months following the termination date provided he continues to pay the employee portion of such programs. For each of the other named executive officers under the CIC Severance Plan, each executive is entitled to outplacement services and continuation of health and welfare benefits (or a cash equivalent) for 36 months (24 months for Mr. Gursahaney) and under the Severance Plan, the time period is 24 months.

(3) Amounts represent the intrinsic value of all unvested equity awards and stock options of Tyco that would vest upon a triggering event. For Mr. Breen, the amounts under columns (b), (c) and (e) include a tax gross-up payment to the State of New York of $71,500, and the amount under column (g) includes such a payment in the amount of $60,681. The amounts in column (g) for each named executive officer include the prorated portion of the performance shares that were granted as part of the accelerated 2008 equity award. These amounts are based on the number of months of service that would have been completed in the performance period as of the date of the triggering event and assuming target performance is achieved.

Amounts do not include the intrinsic value of unvested equity awards and stock options of Tyco Electronics or Covidien that would be accelerated upon the occurrence of a triggering event. Based on a September 28, 2007 closing stock price of $35.43 for Tyco Electronics and $41.50 for Covidien, such amounts would be:

- for Mr. Breen, approximately $2.8 million with respect to unvested equity of Tyco Electronics and approximately $3.4 million with respect to unvested equity of Covidien in the event of a change in control with or without a qualified termination, death or disability, or in the event of termination without cause by the Company or resignation with good reason by the executive;
- for Mr. Coughlin, approximately $1.4 million with respect to unvested equity of Tyco Electronics and approximately $1.8 million with respect to unvested equity of Covidien in the event of a change in control with or without a qualified termination or in the event of death or disability; outside of a change in control, approximately $250,000 of such equity would vest upon a termination without cause by the Company or resignation with good reason by the executive;
- for Mr. Evard, approximately $157,000 with respect to unvested equity of Tyco Electronics and approximately $196,000 with respect to unvested equity of Covidien in the event of a change in control with or without a qualified termination or in the event of death or disability;
- for Mr. Davidson, approximately $303,000 with respect to unvested equity of Tyco Electronics and approximately $380,000 with respect to unvested equity of Covidien in the event of a change in control with or without a qualified termination or in the event of death or disability; outside of a change in control, approximately $35,000 of such equity would vest upon a termination without cause by the Company or resignation with good reason by the executive;
- for Mr. Gursahaney, approximately $110,000 with respect to unvested equity of Tyco Electronics and approximately $129,000 with respect to unvested equity of Covidien in the event of a change in control with or without a qualified termination or in the event of death or disability.

(4) Outside of a change in control, termination by the Company without Cause or by Mr. Breen for Good Reason, if Mr. Breen voluntarily terminates before age 60, benefits deemed earned under his pension plan (the Supplemental Executive Retirement Plan) will be subject to a reduction of 0.25% for each month or partial month that the termination date precedes age 60, and an additional 0.25% for each month or partial month that he commences payment of the benefit prior to age 60. Pursuant to Mr. Breen's employment agreement, such a reduction is not applicable after a change in control. The amount shown in column (b) reflects the increase in value without such a reduction.

(5) In the event of a change in control, Mr. Breen's employment agreement provides for a full gross-up of any federal excise tax that might be due under Section 4999 of the Internal Revenue

Code, including the value of any acceleration of unvested equity of Tyco Electronics and Covidien. No other named executive officer is eligible for this benefit.

For Mr. Breen, termination benefits are governed by his employment agreement. For each of the other named executive officers, the CIC Severance Plan governs for change in control triggering events and the Severance Plan governs all other triggering events. In all cases, a "Qualified Termination" means a termination following a change in control that would provide the executive with a "Good Reason" to terminate his employment, as defined under the CIC Severance Plan or under the employment agreement (for Mr. Breen). For the definition of "Good Reason" and "Cause" under the relevant documents, see the discussion under the heading Change in Control and Severance Benefits in the Compensation Discussion and Analysis. Under Mr. Breen's employment agreement, Mr. Breen could terminate his employment for "Good Reason" by voluntarily resigning within the 30-day period following the first anniversary of a change in control, in which case he would be entitled to severance and the benefit and perquisite continuation described in column (c).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tyco's officers and Directors and persons who beneficially own more than ten percent of Tyco's common shares to file reports of ownership and changes in ownership of such common shares with the SEC and NYSE. These persons are required by SEC regulations to furnish Tyco with copies of all Section 16(a) forms they file. As a matter of practice, Tyco's administrative staff assists Tyco's officers and Directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based on Tyco's review of the copies of such forms it has received, as well as information provided and representations made by the reporting persons, Tyco believes that all of its officers, Directors and beneficial owners of more than ten percent of its common shares complied with Section 16(a) during Tyco's fiscal year ended September 28, 2007, except for two errors in calculation: a miscalculation of Ms. Reinsdorf's May 10, 2007 stock option grant, as reported on the Form 4 filed on May 11, 2007 and a miscalculation of Mr. Breen's Deferred Stock Unit holdings subsequent to the Separation, as reported on the Form 4 filed on July 3, 2007. Amended Form 4s were filed on May 15, 2007 and July 16, 2007 respectively.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of four Directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Tyco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Tyco's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Tyco's consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the consolidated financial statements for the fiscal year ended September 28, 2007, and has met and held discussions with management, the internal auditors and the independent auditors concerning the consolidated financial statements, as well as the report of management and the independent auditor's opinion thereon regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

Management represented to the Committee that Tyco's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114.

In addition, the Committee has discussed with the independent auditors the auditors' independence from Tyco and its management, including the matters in the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Tyco's audited consolidated financial statements in Tyco's Annual Report on Form 10-K for the fiscal year ended September 28, 2007 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee,

Jerome B. York, Chair
Bruce S. Gordon
Brendan R. O'Neill
William S. Stavropoulos

PROPOSAL NUMBER TWO—RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE AUDIT COMMITTEE TO SET THEIR REMUNERATION

In accordance with Section 89 of the Companies Act 1981 of Bermuda, Tyco's shareholders have the authority to appoint Tyco's independent auditors and to authorize the Audit Committee to set the auditors' remuneration. Appointment of the independent auditors and authorization of the Audit Committee to set their remuneration requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy. The Audit Committee and the Board recommend that shareholders reappoint Deloitte & Touche LLP as Tyco's independent auditors to serve until the 2009 Annual General Meeting and authorize the Audit Committee of the Board to set their remuneration.

Representatives of Deloitte & Touche LLP are expected to be at the Annual General Meeting and they will be available to respond to appropriate questions.

The Audit Committee and the Board recommend that shareholders vote FOR the appointment of Deloitte & Touche LLP and the authorization of the Audit Committee to set their remuneration.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for Tyco by Deloitte & Touche LLP as of and for the fiscal years ended September 28, 2007 and September 29, 2006 are set forth below. The aggregate fees included in the Audit category are fees billed for the fiscal years for the audit of Tyco's annual financial statements and review of financial statements and statutory and regulatory filings or engagements. The aggregate fees included in each of the other categories are fees billed in the fiscal years. (All references to "$" in this proxy statement are to United States dollars.)

	Fiscal Year 2007 (in millions)	Fiscal Year 2006 (in millions)
Audit Fees	$51.9	$ 90.2
Audit-Related Fees	36.1	11.6
Tax Fees	10.8	9.2
Total	$98.8	$111.0

Audit Fees for the fiscal years ended September 28, 2007 and September 29, 2006 were for professional services rendered for the audits of the consolidated financial statements of the Company, the 2007 and 2006 audit of internal control, quarterly review of the financial statements included in Tyco's Quarterly Reports on Form 10-Q, consents, comfort letters, international filings and other assistance required to complete the year-end audit of the consolidated financial statements.

Audit-Related Fees as of the fiscal years ended September 28, 2007 and September 29, 2006 were primarily related to work performed on the Separation of the Company into three separate legal entities. Fees for the fiscal year ended September 28, 2007 included services related to divestitures.

Tax Fees as of the fiscal years ended September 28, 2007 and September 29, 2006 were for tax compliance services.

None of the services described above was approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In March 2004, the Audit Committee adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services, and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the Chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors when the entire Committee is unable to do so. The Chair must report all such pre-approvals to the Audit Committee at the next Committee meeting.

PROPOSAL NUMBER THREE—AMENDMENTS TO THE COMPANY'S BYE-LAWS

Shareholders are being asked to consider and approve amendments of our Amended and Restated Bye-laws. Pursuant to Section 13 of the Companies Act 1981 of Bermuda and Section 66 of our current Bye-laws, our shareholders must approve any amendments to our Bye-laws by the affirmative vote of a majority of the total number of votes of the issued shares present in person or represented by proxy at the Annual General Meeting. The Board has unanimously approved the amendments to the Amended and Restated Bye-laws and recommends approval by the shareholders.

The Board decided to review our Bye-laws in response to the December 2006 adoption in Bermuda of the Companies Amendment Act 2006, which amended the Companies Act 1981, Bermuda's primary corporate statute. The changes implemented by the Amendment Act include a provision that allows Bermuda companies, if permitted by their memorandum of association or bye-laws, to acquire their own shares, to be held as treasury shares in lieu of cancelling those shares. Treasury shares generally represent shares that were once traded in the market but which have since been reacquired by the issuing company and are available for cancellation or later reissuance. Treasury shares are considered to be issued but not outstanding, cannot be voted and accrue no dividends. Under the Companies Act, companies continue to be able to purchase their own shares for cancellation so long as their constitutional documents allow it. Our Bye-laws currently permit us to purchase our shares, but do not expressly permit Tyco to hold the repurchased shares in treasury. The Board believes that having the ability to hold reacquired shares in treasury affords us valuable corporate finance flexibility under various circumstances, including in connection with share settlements of employee benefit plan obligations, and is in our best interest. Consequently, the proposed amendment to the Bye-laws revises Bye-law 4 by adding a definition of "Treasury Share," clarifying that all rights attaching to such treasury shares are suspended and not exercised by us while held in treasury, and permits us either to cancel shares repurchased by us or hold them in treasury, in either case on terms determined by the Board.

The Board also proposes to make a technical amendment to Section 41 of the Bye-laws. Section 48 of the Bye-laws defines the position of Controller. However, Section 41 does not include Controller as one of the officers authorized by the Board. For consistency, the Board proposes to amend Section 41 to add the position of Controller to the list of designated officers.

The proposed revisions to our Bye-laws described above represent the only proposed changes to our Bye-laws. The proposed changes to the Amended and Restated Bye-laws are attached to this proxy statement as Appendix A.

The Board recommends that shareholders vote FOR the amendment of our Bye-laws.

OTHER MATTERS

Costs of Solicitation

The cost of solicitation of proxies will be paid by Tyco. Tyco has engaged MacKenzie Partners, Inc. as the proxy solicitor for the Annual General Meeting for an approximate fee of $9,500. In addition to the use of the mails, certain Directors, officers or employees of Tyco may solicit proxies by telephone or personal contact. Upon request, Tyco will reimburse brokers, dealers, banks and trustees or their nominees for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common shares.

Presentation of Financial Statements

In accordance with Section 84 of the Companies Act 1981 of Bermuda, Tyco's audited consolidated financial statements for the fiscal year ended September 28, 2007 will be presented at the Annual General Meeting. These statements have been approved by Tyco's Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

Registered and Principal Executive Offices

The registered and principal executive offices of Tyco are located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The telephone number there is (441) 298-9732.

Shareholder Proposals for the 2009 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of the Amended and Restated Bye-laws, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's annual general meeting of shareholders must be received by Tyco no later than September 27, 2008. Such proposals should be sent to Tyco's Secretary at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Amended and Restated Bye-laws, and must be a proper subject for shareholder action under Bermuda law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Bermuda law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Bermuda law provides that only Tyco shareholders holding not less than 5% of the total voting rights or 100 or more registered Tyco shareholders together may require a proposal to be submitted to an Annual General Meeting. Generally, notice of such a proposal must be deposited at the registered office of Tyco not less than six weeks before the date of the meeting, unless the meeting is subsequently called for a date six weeks or less after the notice has been deposited. Under Rule 14a-4 under the Exchange Act, proxies may be voted on matters properly brought before a meeting under these procedures in the discretion of the Chairman without additional proxy statement disclosure about the matter unless Tyco is notified about the matter at least 45 days before the first anniversary of the date on which this proxy statement is first mailed to shareholders and the proponents otherwise satisfy the requirements of Rule 14a-4. The deadline under Rule 14a-4 for next year's meeting is December 11, 2008.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 28, 2007, as filed with the SEC (without exhibits), are available to shareholders free of charge on our website at *www.tyco.com* or by writing to Attn: Tyco Shareholder Services, Tyco International Ltd., 90 Pitts Bay Road, Second Floor Pembroke HM 08, Bermuda.

General

The enclosed proxy is solicited on behalf of Tyco's Board. Unless otherwise directed, proxies held by the Chief Executive Officer or Chief Financial Officer will be voted at the Annual General Meeting (or an adjournment or postponement thereof), FOR the election of all 11 nominees to the Board of Directors named on the proxy card; FOR the re-appointment of the independent auditors and authorizing the Audit Committee of the Board to set their remuneration; and FOR the amendments to the Company's Bye-laws. If any matter other than those described in this Proxy Statement properly comes before the Annual General Meeting, or with respect to any adjournment or postponement thereof, the Chief Executive Officer or Chief Financial Officer will vote the common shares represented by such proxies in accordance with his discretion.

APPENDIX A

BYE-LAW AMENDMENTS

BYE-LAW 4:

As proposed to be amended:

4. *Purchase or Acquisition of Shares by Company.* The Board of Directors may, at its discretion, authorize the purchase or acquisition by the Company of its own shares of any class pursuant to and in accordance with Sections 42A and 42B of the Companies Act upon such terms as the Board may determine. Any shares so purchased or acquired may be either cancelled or held in treasury. Any such share that was or is treated as having been acquired and held by the Company, which share has been continuously held by the Company since it was acquired, is referred to herein as a "Treasury Share." All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company as provided by the Companies Act. Subject to the provisions of these Bye-laws, any shares of the Company held by the Company as Treasury Shares shall be at the disposal of the Board, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

Highlighted changes:

4. *Purchase or Acquisition of Shares by Company.* The Board of Directors may, at its discretion, authorize the purchase **or acquisition** by the Company of its own shares of any class **pursuant to and in accordance with Sections 42A and 42B** of the Companies Act upon such terms as the Board may determine~~, provided, however, that such purchase is effected in accordance with the provisions of the Companies Act~~. **Any shares so purchased or acquired may be either cancelled or held in treasury. Any such share that was or is treated as having been acquired and held by the Company, which share has been continuously held by the Company since it was acquired, is referred to herein as a "Treasury Share." All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company as provided by the Companies Act. Subject to the provisions of these Bye-laws, any shares of the Company held by the Company as Treasury Shares shall be at the disposal of the Board, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.**

BYE-LAW 41:

As proposed to be amended:

41. *Officers Designated.* The Board may entrust to and confer upon any officer any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary all or any of such powers, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation. Only the Board of Directors shall have the power to appoint officers, which shall include a Chairman and may include one or more Deputy Chairmen, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer, a Controller, one or more Assistant Treasurers and Assistant Secretaries and such other officers, agents and employees as it may deem expedient. Subject to the exercise of such power of appointment and subject always to the control of the Board of Directors,

such officers shall have such powers and shall perform such duties as are set out under Bye-laws 42 to 51 inclusive.

Highlighted Changes:

41. *Officers Designated.* The Board may entrust to and confer upon any officer any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary all or any of such powers, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation. Only the Board of Directors shall have the power to appoint officers, which shall include a Chairman and may include one or more Deputy Chairmen, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer, **a Controller**, one or more Assistant Treasurers and Assistant Secretaries and such other officers, agents and employees as it may deem expedient. Subject to the exercise of such power of appointment and subject always to the control of the Board of Directors, such officers shall have such powers and shall perform such duties as are set out under Bye-laws 42 to 51 inclusive.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 28, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

001-13836
(Commission File Number)

TYCO INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

Bermuda	**98-0390500**
(Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
(Address of registrant's principal executive office)

441-292-8674
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Shares, Par Value $0.80	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III or this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common shares held by non-affiliates of the registrant as of March 30, 2007 was approximately $61,353,813,918 or $24,060,223,857, as adjusted for the one for four reverse stock split and Separation described herein. The beneficial common share holdings of all executive officers and directors of the registrant as of October 2, 2006, have been deemed, solely for the purpose of the foregoing calculation, to be holdings of affiliates of the registrant.

The number of common shares outstanding as of November 22, 2007 was 494,815,892.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2008 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

See pages 87 to 91 for the exhibit index.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Effective June 29, 2007, Tyco International Ltd. (hereinafter referred to as "we," the "Company" or "Tyco") completed the spin-offs of Covidien and Tyco Electronics, formerly our Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. The distribution was made on June 29, 2007, to Tyco shareholders of record on June 18, 2007, the record date. Each Tyco shareholder received 0.25 of a common share of each of Covidien and Tyco Electronics for each Tyco common share held on the record date. As a result of the distribution, the operations of Tyco's former Healthcare and Electronics businesses are now classified as discontinued operations in all periods presented.

In connection with the Separation, we realigned our management and segment reporting structure. The segment data presented reflects the new segment structure. The Company reports financial and operating information in the following five segments, effective March 31, 2007:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems to commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries.
- *Safety Products* designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.
- *Electrical and Metal Products* designs, manufactures and sells steel tubing and pipe products, as well as cable products, including pre-wired armored cable and flexible conduit products for commercial construction.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

References to the segment data are to the Company's continuing operations. Prior period amounts have been reclassified to exclude the results of discontinued operations.

Net revenue by segment for 2007 is as follows ($ in billions):

	Net Revenue	Percent of Total Net Revenue	Key Brands
ADT Worldwide	$ 7.6	41%	ADT, Sensormatic
Fire Protection Services	3.5	19	SimplexGrinnell, Wormald
Flow Control	3.8	20	Keystone, Vanessa
Safety Products	1.8	9	Scott, Ansul
Electrical and Metal Products	2.0	11	Allied Tube & Conduit, AFC Cable
Corporate and Other	0.1	—	
	$18.8	100%	

Unless otherwise indicated, references in this Annual Report to 2007, 2006 and 2005 are to Tyco's fiscal year ended September 28, 2007, September 29, 2006 and September 30, 2005, respectively.

Competitive Strengths

We believe that we have the following competitive strengths:

- *Leading market positions and brands.* We have leading market positions in each of our segments, and a number of well recognized brands. For example:
  - *ADT Worldwide* is one of the world's largest providers of electronic security systems and services to the commercial and residential markets (*ADT* and *Sensormatic*).
  - *Fire Protection Services* is one of the world's largest providers of fire detection and fire suppression systems and services (*SimplexGrinnell*, *Wormald* and *Mather & Platt*).
  - *Flow Control* is one of the world's largest manufacturers of valves and related products (*Keystone* and *Vanessa*).
  - *Safety Products* is a major designer and manufacturer of fire suppression products (*Ansul* and *Grinnell*), breathing apparatus for emergency workers (*Scott*), intrusion security products (*DSC* and *Bentel*) and video and access control products (*American Dynamics* and *Software House*).
  - *Electrical and Metal Products* is a major manufacturer of galvanized steel tubing and cable products (*Allied Tube & Conduit* and *AFC Cable*).
- *Global reach and significant scale of operations.* We are a global company, in terms of sales, manufacturing and services. We conduct business in more than 60 countries, and 53% of our 2007 net revenue was generated outside the United States, with 29% in Europe, 16% in the Asia-Pacific region and 8% in the Other Americas. We believe the global nature of our businesses and our extensive sales networks allow us to offer our services and products worldwide to our multinational customers, differentiating us from our competitors, and to participate in the higher growth potential of emerging markets. In addition, we have an extensive global manufacturing presence and operate over 200 manufacturing facilities around the world. Our global manufacturing footprint and our significant scale of operations provide us with greater flexibility to reduce our costs through manufacturing efficiencies, purchasing power and resources for product design, marketing and customer management relative to our smaller competitors.
- *Diverse portfolio of services and products.* We offer a broad portfolio of services and products, which allows our customers to fulfill many of their needs by purchasing solely from us. For customers that purchase multiple services or products across many geographic areas, the breadth of our offerings allows us to serve our customers in ways that many of our competitors cannot.
- *Diverse customer base.* Our customers operate in many different industries and countries, which allows us to leverage our skills and experience across many end markets. For example, we provide our electronic security services and products to many of the world's largest retailers, many of the leading banks in North America and to over five million households and over one and a half million business locations globally.
- *Favorable long-term growth opportunities.* We operate businesses in a number of different markets that have attractive characteristics and solid growth prospects. ADT Worldwide continues to experience strong growth rates due to continued commercial, residential and governmental demand for our broad range of market leading security systems and services. We expect that growth in Fire Protection Services will be driven by non-residential construction, by refurbishment and upgrades of existing systems and by increasingly demanding fire codes. We

also believe that several of the industrial end markets in which Flow Control operates will achieve growth rates higher than the U.S. Gross Domestic Product. For example, we believe that the water market will continue to grow globally due to both the increasing demand for potable water in emerging markets and the need to upgrade distribution infrastructures in mature markets. We also believe that the oil and gas and petrochemical industries will experience increasing investment levels.

- *Stable, recurring revenue base.* Many of our ADT Worldwide customers have long-term agreements with us to provide ongoing monitoring, inspection and maintenance services, which generate predictable annual revenue in excess of $3.5 billion. In addition, we have a substantial amount of repeatable revenue from ongoing service and maintenance activities in our Fire Protection Services business.
- *Strong cash flow.* We historically have generated significant cash flow from our operations. Our cash flow provides us with the financial flexibility to invest in new products and acquisitions to enhance our market leading businesses.
- *Experienced management team.* Our executive officers have the proven track record and experience necessary to execute our business strategies. Led by our Chairman and Chief Executive Officer, Ed Breen, our management team has successfully rationalized our operations, effected the spin-offs of Covidien and Tyco Electronics, reduced our financial leverage, implemented world-class corporate governance standards and improved our financial performance. Our executive officers and the managers that support them have extensive experience in and knowledge of the markets in which we operate and have established relationships with our customers.

Strategy

Our goal is to build upon our position as a leading provider of electronic security, fire and safety services and products, valves and controls and other industrial products. We operate in a number of highly fragmented markets where we believe we have a number one or two market position that translates into a relatively small market share. We believe we have opportunities to increase our market share and accelerate revenue growth by expanding our customer base and by generating new business from our existing customers. In addition, we believe we have opportunities to improve our margins. Our business strategy includes the following strategic priorities:

- *Expand our customer base.* We believe that we have significant opportunities to attract customers and increase our market share by focusing our sales and marketing efforts and our product development efforts on key vertical markets. These vertical markets include: retailer, banking, governmental, educational, oil and gas and transportation for ADT Worldwide; healthcare, governmental, educational, lodging, manufacturing and commercial/industrial for Fire Protection Services; and oil, gas, power, petrochemicals and water for Flow Control. In addition, we believe that we have significant opportunities to acquire new residential customers for ADT Worldwide, primarily by leveraging the strength of our brand and our global presence. We also intend to aggressively pursue sales opportunities in new and emerging markets, where we believe that we have promising opportunities to expand our market share and where we can capitalize on the skills and technologies we developed in our existing markets.
- *Generate new business from existing customers.* We believe that our customer relationships, enhanced by targeted sales and marketing efforts that emphasize the breadth of our portfolio and that focus on product and service opportunities within each customer's industry, will enable us to increase our market penetration and generate increased sales and service revenue from existing customers. We intend to leverage our existing customer relationships to market a broader range of our services and products to our multinational customers. Similarly, we intend

to identify customers that operate in limited geographic regions and that can benefit from services and products that we do not currently market in those regions. We expect to increase the global penetration of our leading brands among our existing customers.

- *Improve productivity and efficiency.* We intend to increase the profitability of our global portfolio of services and products by focusing on further improvements to our cost structure. We will continue to reduce our manufacturing costs by leveraging our purchasing power to reduce procurement costs, enhancing our manufacturing productivity through an emphasis on key metrics and processes such as Six Sigma, continuing to standardize our systems and processes across our businesses, consolidating facilities within countries and by moving our production facilities from high-cost to low-cost manufacturing regions. During the first quarter of 2007, we launched a restructuring program across all segments, including the corporate organization, which will streamline some of the businesses and reduce our operational footprint. We believe this restructuring program will strengthen our competitive position over the long term.

  In addition, we will continue to evaluate our existing operations on a regular basis in order to identify and potentially dispose of businesses or product lines that we conclude do not meet either our long-term return criteria or our strategic direction. For example, in July 2007, the Board of Directors approved the divestiture of Infrastructure Services, which was previously reported as part of Corporate and Other. As a result, Infrastructure Services is reflected as discontinued operations in all periods presented.

- *Pursue disciplined acquisition process.* Our strong cash flows will enable us to fund acquisitions that strengthen our product offerings and market positions, as well as increase our revenues, with a particular focus on our security, flow control and safety products businesses.

History and Development

Tyco International Ltd.

Tyco International Ltd. is a Bermuda corporation. Its registered and principal office is located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number at that address is (441) 292-8674. Its management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540. Tyco is the public company resulting from the business combination on July 2, 1997 of Tyco International Ltd., a Massachusetts corporation, and ADT Limited, a Bermuda company. Effective June 29, 2007, Tyco completed the spin-offs of Covidien and Tyco Electronics, formerly our Healthcare and Electronics businesses, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders.

Segments

See Note 21 to the Consolidated Financial Statements for certain segment and geographic financial data relating to our business.

ADT Worldwide

Our ADT Worldwide segment designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers around the world. We are one of the world's largest providers of electronic security systems and services. We have a significant market presence in North and South America, Europe and the Asia-Pacific region. With 2007 net revenue of $7.6 billion, our ADT Worldwide segment comprises 41% of our consolidated net revenue. In 2006 and 2005, net revenue totaled $7.2 billion or 42% of our consolidated net revenue and $7.1 billion or 43% of our consolidated net revenue, respectively.

Strategy

We intend to expand our commercial customer base by focusing our sales and marketing efforts on key vertical markets such as retailer, banking, governmental, educational, oil and gas and transportation. By adopting a vertical market-focused approach, we believe we can effectively target those market segments where ADT Worldwide can differentiate its core capabilities and customize security solutions specific to its customers' needs. We intend to increase the number of commercial and residential customers by more effectively generating leads and by driving productivity in our sales force through improved incentives and performance management systems. We also plan to increase our customer base by acquiring additional accounts from our network of authorized dealers. Further, we expect to continue improving our customer account attrition rates through enhanced retention and re-sale programs, albeit at a more moderate rate than in the past few years.

ADT Worldwide operates in many regions including North America, Europe, Middle East, Africa, Asia, Australia and Latin America. Operating performance can vary region to region for a number of reasons, including the mix of revenues between residential and commercial customers as well as the mix of higher-margin contractual revenue vs. lower-margin product installation revenue. We have identified certain strategic actions that we are executing to improve our operating performance in certain regions that are currently underperforming. These actions include consolidating certain administrative functions and executing field productivity initiatives, particularly in Europe.

We will pursue opportunities in attractive emerging markets where we believe we can leverage the skills and technologies that we have developed in the markets we currently serve. We will complement these initiatives by continuing to work with our Safety Products segment to develop new technologies and explore potential partnerships and acquisition opportunities that will allow ADT Worldwide to strengthen its service offerings, enhance its market positions or expand into higher-growth, adjacent markets.

Services and Products

ADT Worldwide supplies and installs electronic security systems to the residential, commercial, industrial and governmental markets. A significant portion of the mechanical components used in our electronic security systems are manufactured by our Safety Products segment. We also provide electronic security services, including monitoring of burglar alarms, fire alarms and other life safety conditions as well as maintaining electronic security systems.

Our electronic security systems business involves the installation and use of security systems designed to detect intrusion, control access and react to movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These electronic security systems comprise detection devices that are connected to a monitoring center that receives and records alarm signals. For most systems, control panels identify the nature of the alarm and the areas where a sensor was triggered. Our electronic security systems include: access control systems for sensitive areas such as offices or banks; video surveillance systems, designed to deter theft and fraud and help protect employees and customers; and asset protection and security management systems, designed to monitor and protect physical assets as well as proprietary electronic data. Our electronic security systems also include anti-theft systems utilizing labels and tags in the retail industry. Many of the world's leading retailers use our Sensormatic anti-theft systems to protect against shoplifting and employee theft.

Purchasers of our intrusion security systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation. Systems installed at customers' premises may be owned by us or by our customers. Monitoring center personnel may respond to alarms by relaying appropriate information to local fire or police departments, notifying the customer or taking other appropriate action. In some instances, alarm systems may be connected directly to local fire or police departments.

Our customers often are prompted to purchase security systems by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition of coverage.

Customers

ADT Worldwide sells to residential, commercial, industrial and governmental customers. Our residential customers typically include owners of single-family homes or multi-family apartment complexes. Our commercial customers include among others retail businesses, financial institutions, commercial/industrial facilities and health care facilities. Our governmental customers include federal, state and local governments, defense installations, schools and mass transportation providers. In addition to advertising, direct mailings and the internet, we market our electronic security systems and services to these customers through a direct sales force and, with respect to certain residential customers, through an authorized dealer network. A separate sales force services large commercial and governmental customers and focuses on key vertical markets such as retailer and banking.

Competition

The electronic security services business is highly competitive and fragmented with a number of major firms and thousands of smaller regional and local companies. Competition is based primarily on price in relation to quality of service. Rather than compete purely on price, we emphasize the quality of our electronic security service, the reputation of our brands and our knowledge of our customers' security needs.

Fire Protection Services

Our Fire Protection Services segment designs, sells, installs and services fire detection and fire suppression systems. We believe we are one of the largest providers of these systems and services, with 2007 net revenue of $3.5 billion. Our Fire Protection Services segment comprises 19% of our consolidated net revenue. In 2006 and 2005, net revenue totaled $3.3 billion and $3.2 billion, respectively, which represents 19% of our consolidated net revenue in both years.

Strategy

We intend to grow our customer base and deepen our market penetration by focusing our sales and marketing efforts across global accounts and along key vertical markets, such as healthcare, governmental, educational, lodging, manufacturing and commercial/industrial. By combining this vertical market approach with increased focus on the delivery and responsiveness of our service offerings, we believe we can differentiate our offerings to better serve our customers' needs. We also plan to aggressively pursue recurring revenue opportunities with existing customers. We intend to expand our product offerings in high-growth, emerging markets where we believe we can capitalize on the skills and technologies that we have developed in our existing markets. By working closely with our Safety Products segment, we intend to develop offerings that address key technologies driving customer demand, such as mass notification, as well as new business generated from changes and expansions in fire and life-safety codes and standards. We will continue to promote operational excellence by standardizing internal processes across business units and consolidating back office capabilities.

Services and Products

We design, sell, install and service fire alarm and fire detection systems, automatic fire sprinkler systems and special hazard suppression systems. Fire Protection Services operates under various leading trade names, including SimplexGrinnell, Wormald, Mather & Platt, Total Walther, Dong Bang, Zettler and Tyco. A significant portion of the mechanical components used in our fire detection systems are manufactured by our Safety Products segment.

We offer a wide range of fire alarm and fire detection systems. These alarm and detection systems include fire alarm control panels, advanced fire alarm monitoring systems, smoke, heat and carbon monoxide detectors, voice evacuation systems and emergency lighting systems. We also offer a wide range of fire suppression systems, the majority which are water-based sprinkler systems. In addition, we provide custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases, in addition to spill control products designed to absorb, neutralize and solidify spills of hazardous materials. These systems are often especially suited to fire suppression in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, data processing, telecommunications, commercial food preparation, mining and marine applications.

We install fire detection and fire suppression systems in both new and existing buildings. These systems typically are purchased by owners, construction engineers and mechanical or general contractors. In recent years, retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire detection and fire suppression systems, especially in hotels, healthcare facilities and educational establishments. We continue to focus on system maintenance and inspection, which have become increasingly significant parts of our business.

Customers

Fire Protection Services' customers include commercial enterprises, governmental entities, airports, commercial shipping companies, fire departments, transportation systems, owners of petrochemical facilities and homeowners. We market our fire detection and fire suppression systems to the majority of these customers through a direct sales force.

Competition

Competition in the fire detection and fire suppression business varies by region. In North America, we compete with hundreds of smaller contractors on a regional or local basis for the installation of fire detection and fire suppression systems. In Europe, we compete with many regional or local contractors on a country-by-country basis. In Asia, Australia and New Zealand, we compete with a few large fire detection and fire suppression contractors, as well as with many smaller regional and local companies. We compete for fire detection and fire suppression systems contracts primarily on the basis of price, service and quality.

Flow Control

Our Flow Control segment designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries. The global flow control market is highly fragmented, consisting of many local and regional companies and a few global competitors. We believe we are the world's leading manufacturer of flow control products. We believe our market share in the global water, process, and energy-related markets is approximately 5%. With 2007 net revenue of $3.8 billion, our Flow Control segment comprises 20% of our consolidated net revenue. In 2006 and 2005, net revenue totaled $3.1 billion or 18% of our consolidated net revenue and $2.8 billion or 17% of our consolidated net revenue, respectively.

Strategy

We intend to further align with our customers' needs by focusing our sales and marketing resources along key vertical markets, including water and wastewater, oil and gas, food processing and general industrial. We plan to continue expanding our product offerings through increased R&D investments in developing technologies, as well as through selective acquisitions and partnerships. By continuing to invest in our service and repair capabilities, we expect to capitalize on strong industry demand for parts and after-market services in our recurring revenue business. We intend to leverage the breadth of our product portfolio and our geographic capabilities to enhance our ability to meet customer requirements for global projects. We intend to capitalize on growth opportunities in key emerging markets by accelerating our investment in sales and marketing. We also intend to focus on improving profitability through the optimization of our manufacturing footprint and product offerings.

Services and Products

Flow Control designs and manufactures a wide variety of valves, actuators, controls, pipes, fittings and heat tracing products. Valve products include a broad range of industrial valves, including on-off valves, safety relief valves and other specialty valves. Actuation products include pneumatic, hydraulic and electric actuators. Control products include limit switches, solenoid valves, valve positioners, network systems and accessories. For the water market, Flow Control offers a wide variety of pipes, valves, hydrants, house connections and fittings for water transmission and distribution applications. Flow Control is also a global provider of heat tracing services and products. In addition to these core products, Flow Control makes a variety of specialty products for environmental (emissions monitoring, water flow and quality monitoring, dust filter cleaning systems), instrumentation (manifolds, enclosures, isolation valves) and other applications. We manufacture these products in facilities located throughout the world.

Flow Control products are used in many applications including power generation, chemical, petrochemical, oil and gas, water distribution, wastewater, pulp and paper, commercial irrigation, mining, food and beverage, plumbing and HVAC. Flow Control also provides engineering, design, inspection, maintenance and repair services for its valves and related products.

Flow Control products are sold under many trade names, including Anderson Greenwood, Biffi, Crosby, Keystone, KTM, Raychem, Sempell, Tracer and Vanessa. Flow Control sells its services and products in most geographic regions directly through its internal sales force and in some cases through a network of independent distributors and manufacturers' representatives.

Customers

Flow Control's customers include businesses engaged in a wide range of industries, including power generation, oil production and refining, chemical and petrochemical, pharmaceutical, food and beverage, gas, water, marine and shipbuilding and related process industries. Customers include end users as well as engineering, procurement and construction companies, contractors, OEMs and distributors. Flow Control operates an extensive network of sales, service and distribution centers to serve our wide range of global customers. Flow Control is a global company with 40% of sales in Europe and the Middle East, 25% from the Americas, 22% from the Pacific region and 13% from Asia.

Competition

The flow control industry is highly fragmented. We compete against a number of international, national and local manufacturers of industrial valves as well as against specialized manufacturers on the basis of product capability, product quality, breadth of product line, delivery and price. Our major competitors vary by region.

Safety Products

Safety Products designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services. We are a major provider of safety products, including fire suppression, breathing apparatus, video and access control and intrusion security products. With 2007 net revenue of $1.8 billion, our Safety Products segment comprises 9% of our consolidated net revenue. In both 2006 and 2005, net revenue totaled $1.7 billion or 10% of our consolidated net revenue.

Strategy

We intend to accelerate our revenue growth by implementing the following strategies: leveraging our product development pipeline, which features enhancements and newer technologies in Internet Protocol, integrated access control, intrusion solutions and new fire suppression technologies; expanding our presence in emerging markets, such as China, Eastern Europe and India; and pursuing strategic partnerships and acquisitions in key product areas. We intend to improve our recurring revenue stream by further integrating our product portfolio with logical security systems and communications services, as well as by enhancing the inter-operability of our intrusion security, access control, video systems and fire detection products. We plan to improve our profitability by continuing to move our manufacturing footprint to low-cost countries and by driving operational excellence and strategic sourcing initiatives.

Services and Products

We manufacture fire suppression products, including water sprinkler systems, portable fire extinguishers, commercial suppression systems for special hazards including gas, powder and foam agents, forestry and hose products used to fight wildfires, and fire-fighting foam and related delivery devices. We manufacture self-contained breathing apparatus designed for firefighter, industrial and military use, supplied air respirators, air-purifying respirators, thermal imaging cameras, gas detection equipment and gas masks. Our breathing apparatus are used by the military forces of several countries and many U.S. firefighters rely on our Scott Air-Pak brand of self-contained breathing apparatus.

We design and manufacture integrated video surveillance and access control systems to enable businesses to manage their security and enhance business performance. Our global access control solutions include: integrated security management systems for enterprise applications, access control solutions for mid-size applications, alarm management panels, door controllers, readers, keypads and cards. Our global video system solutions include: digital video management systems, matrix switchers and controllers, digital multiplexers, programmable cameras, monitors and liquid crystal displays. Our intrusion security products provide advanced security products for homes and businesses ranging from burglar alarms to a full range of security systems including alarm control panels, keypads, sensors and central station receiving equipment used in security monitoring centers.

We also manufacture a number of products for Fire Protection Services and ADT Worldwide for incorporation into their electronic security systems and fire detection and fire suppression systems. These products include a wide range of our fire detection and fire suppression products, security video and access control products, electronic article surveillance and intrusion products.

Customers

Safety Products sells its products primarily through indirect distribution channels around the world. These business partners sell to customers including contractors that install fire suppression, security and theft protection systems. Some of our partners are integrators and install the products themselves; others act as dealers and sell to smaller fire and security contractors. Our end customers for our breathing apparatus include fire departments, municipal and state governments and military forces. Customers for our fire sprinkler products include distributors, commercial builders and contractors. Residential builders, contractors and developers are emerging customers for our sprinkler products given changing regulatory dynamics.

Our Safety Products businesses utilize a worldwide network of sales offices and operate globally under various trade names, including Scott, Ansul, Grinnell, SoftwareHouse, American Dynamics, DSC and Bentel.

Competition

Competition for the manufacture and sale of our products is based on specialized product capacity, breadth of product line, price, training and support and delivery. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

Electrical and Metal Products

Our Electrical and Metal Products segment designs, manufactures and sells galvanized steel tubing and pipe products, as well as cable products, including pre-wired electrical cables, and electrical support and metal framing systems. In North America, our Allied Tube & Conduit business is a leading manufacturer of electrical steel conduit, and our AFC Cable Systems division is a leading manufacturer of steel and aluminum pre-wired electrical cable. Electrical and Metal Products also manufactures and sells steel tubes, tiles, plates and other specialty formed steel products in Brazil. With 2007 net revenue of $2.0 billion, our Electrical and Metal Products segment comprises 11% of our consolidated net revenue. In 2006 and 2005, net revenue totaled $1.9 billion and $1.8 billion, respectively, which represents 11% of our consolidated net revenue in both years.

The market prices of key raw materials such as steel and copper have a significant impact on the segment's operating results. The segment's operating margins are significantly affected by steel and copper spreads which are the difference between what the company paid for these raw materials and the selling price charged to customers for the range of products manufactured from these raw materials.

Strategy

We intend to maintain our market position in key end markets by continuing to take advantage of our low-cost manufacturing base, technical leadership and brand recognition. We also plan to increase our product offerings to address opportunities in specific industries, such as comprehensive metal framing solutions for the non-residential construction industry. In our tubular products business, we intend to diversify into new OEM markets and offer complementary products in our existing markets.

Services and Products

Electrical and Metal Products designs and manufactures galvanized steel tubing and pipe products that include electrical conduit, fire sprinkler pipe, light gauge steel tube, fence pipe and automotive tubular components. These steel tube and pipe products are sold under the brand names Allied Tube & Conduit, Century Tube and Tectron Tube.

We also design and manufacture cable products including pre-wired armored and metal-clad electrical cable as well as flexible and non-metallic conduit. These cable products are sold under the brand names AFC Cable Systems, Eastern Wire and Kaf-Tech. In addition, we manufacture various electrical support system products including strut channel and cable tray systems and associated fittings, sold under the brand names Unistrut and TJ Cope.

Customers

The majority of the products manufactured by Electrical and Metal Products are used by trade contractors in the construction and modernization of non-residential structures such as commercial office buildings, institutional facilities, manufacturing plants and warehouses, shopping centers and multi-family dwellings. Nearly 90% of these products are sold through wholesale distribution to trade contractors; the remaining 10% of sales are sold to smaller contractors and homeowners through home improvement retailers.

The other major customer segment, representing approximately 25% of revenue, is the OEM market. Steel tubing supplied by Electrical and Metal Products is ultimately used as a component for OEM products in automotive, commercial or industrial end markets. Steel tubular products are sold direct to OEMs or, in the case of automotive components, to suppliers.

Competition

The market for electrical conduit and wiring and supports, fire protection and security products and steel tubing includes a broad range of competitors. Our principal competitors range from national manufacturers to smaller regional players. Our customers purchase from us because of the quality and breadth of our product line and the availability of our products.

Foreign suppliers, especially those in China, Turkey and India, also aggressively pursue the sprinkler pipe and fence pipe market through their standard pipe offerings.

Backlog

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information relating to our backlog.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property claims of others.

We own a portfolio of patents that principally relates to: electronic security systems; fire detection systems; suppression systems; fire extinguishers and related products; integrated systems for surveillance and control of public transportation and other public works; fire protection sprinklers and related systems and products; structural and electrical tubing and conduit; building structural members, panels and related fixtures; concrete reinforcing products; fire-rated and armored electrical cabling; heat tracing and floor heating systems; security wire and fencing; and flow control products, including valves, actuators and controllers and airflow control and sensing products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

While we consider our patents and trademarks to be valuable assets, we do not believe that our overall competitive position is dependent on patent or trademark protection or that our overall operations are dependent upon any single patent or group of related patents.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas that we believe will enhance our business for possible investment or acquisition. Our research and development expense was $121 million in 2007, $112 million in 2006, and $113 million in 2005.

Raw and Other Purchased Materials

We are a large buyer of metals and other commodities, including gas. Certain of the components used in the Fire Protection Services business, principally certain valves and fittings, are purchased for installation in fire protection systems or for distribution. Materials are purchased from a large number of independent sources around the world. There have been no shortages in materials which have had a material adverse effect on our businesses. However, significant increases in certain raw material costs may have an adverse impact on costs and operating margins. We enter into long-term supply contracts, using fixed or variable pricing to manage our exposure to potential supply disruptions.

Governmental Regulation and Supervision

Our operations are subject to various federal, state and local consumer protection, licensing and other laws and regulations. Most states in which we operate have licensing laws directed specifically toward the alarm and fire suppression industries. Our ADT Worldwide business currently relies primarily upon the use of wireline telephone service to communicate signals. Wireline telephone companies in the United States are regulated by both the federal and state governments.

We conduct our businesses through subsidiaries worldwide. Changes in legislation or government policies can affect our worldwide operations. For example, governmental regulation of fire safety codes can impact our Fire Protection Services business.

Environmental Matters

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees. The cost of compliance with environmental laws, however, has not had, and based on current information and applicable laws, is not expected to have, a material adverse effect upon our capital expenditures, earnings or competitive position.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. We have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information and applicable laws, we believe that it is probable that we would incur remedial costs in the range of approximately $36 million to $63 million. As of September 28, 2007, we believe that the best estimate within this range is approximately $40 million, of which $11 million is included in accrued expenses and other current liabilities and $29 million is included in other liabilities on the Consolidated Balance Sheets. In view of our financial position and reserves for environmental matters, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Employees

As of September 28, 2007, we employed approximately 118,000 people worldwide, of which approximately 45,000 are employed in the United States and 73,000 are outside the United States. We have collective bargaining agreements with labor unions covering approximately 17,000 employees and believe that our relations with the labor unions are generally good.

Available Information

Tyco is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any document that Tyco files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Tyco's SEC filings.

Our Internet website is *www.tyco.com*. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and any amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the heading "Corporate Responsibility—Governance". These charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events, climate change and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity.

Risks Relating to Our Businesses

Cyclical industry and economic conditions have affected and may continue to adversely affect our financial condition, results of operations or cash flows.

Our operating results can be adversely affected by the general cyclical pattern of certain industries in which we operate. For example, demand for our services and products is significantly affected by the level of commercial construction, the amount of discretionary consumer and business spending and the performance of the housing market, each of which historically has displayed significant cyclicality. A downturn in any of these industries or the deterioration in general global economic conditions could have a negative impact on our financial condition, results of operations or cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment; and
- the health and safety of our employees.

There can be no assurances that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have received notification from the United States Environmental Protection Agency and from state environmental agencies, that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and /or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including:

- solvent, metal and other hazardous substance contamination cleanup; and
- oil spill equipment upgrades and replacement.

These projects involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information and applicable laws, we believe that it is probable that we would incur remedial costs of approximately $40 million, of which $11 million is included in accrued expenses and other current liabilities and $29 million is included in other liabilities on the Consolidated Balance Sheets. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our financial condition, results of operations or cash flows or that we will not be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

We may be required to recognize additional impairment charges.

Pursuant to accounting principles generally accepted in the United States, we are required to periodically assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in additional charges for goodwill and other asset impairments. We assessed the recoverability of goodwill upon the realignment of our business in connection with the Separation, which resulted in a $46 million charge for goodwill. Future impairment charges could substantially affect our reported earnings in the periods of such charges and could adversely affect our financial condition and results of operations.

We are named as a defendant in a variety of litigation in the course of our business that could cause a material adverse effect on our financial condition, results of operations or cash flows.

In the ordinary course of business, we are named as a defendant in a significant amount of litigation, including claims for damages arising out of the use or installation of our products, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior, product liability litigation, employee matters and commercial disputes. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could cause a material adverse effect on our financial condition, results of operations or cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Some of the lawsuits outstanding against us relate to actions taken by our former senior corporate management. On May 14, 2007, we entered into a proposed settlement with respect to most of the class actions and deposited $2.975 billion into an escrow accounts pending final settlement of such class actions. We do not believe that it is feasible to predict or determine the final outcome or resolution of the unresolved proceedings. A failure to consummate the proposed settlement on the agreed terms or an adverse outcome from the unresolved proceedings or liabilities or other proceedings could materially and adversely affect our financial condition, results of operations or cash flows.

In addition, we could face liability for failure to respond adequately to alarm activations. The nature of the services we provide potentially exposes us to risks of liability for employee acts or omissions or system failures. In an attempt to reduce this risk, our alarm monitoring agreements contain provisions limiting our liability in such circumstances. We cannot assure you, however, that these limitations will be enforced. Losses from such litigation could be material to our financial condition, results of operations or cash flows.

Our ADT business may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the estimated useful lives of assets related to our security monitoring customers, increasing our depreciation and amortization expense.

Attrition rates for customers in our ADT Worldwide business were 12.3%, 14.2% and 15.0% on a trailing 12-month basis as of September 28, 2007, September 29, 2006 and September 30, 2005, respectively. Although rates have decreased, if attrition rates were to trend upward, ADT's recurring revenue and results of operations will be adversely affected. Tyco amortizes the costs of ADT's contracts and related customer relationships purchased through the ADT dealer program based on the estimated life of the customer relationships. Internally generated residential and commercial pools are similarly depreciated. If the attrition rates were to rise, Tyco may be required to accelerate the depreciation and amortization of subscriber system assets and intangible assets, which could cause a material adverse effect on our financial condition or results of operations.

Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future growth rate depends upon a number of factors, including our ability to identify emerging technological trends in our target end-markets; develop and maintain competitive products; enhance our products by adding innovative features that differentiate our products from those of our competitors; and develop, manufacture and bring products to market quickly and cost-effectively. Our ability to develop new products based on technological innovation can affect our competitive position and requires the investment of significant resources. These development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies or products on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products may not develop or grow as we anticipate. For example, on February 18, 2008, the Federal Communications Commission will allow its mandate to wireless cellular carriers requiring them to maintain analog cellular service to expire. As a result, we expect the cellular communicators in certain of our security systems to become obsolete. We have begun the process of upgrading the affected devices to digital technology, which has resulted in additional expenses in our fiscal fourth quarter, and we expect to incur additional expenses in the future. If we fail to complete this upgrade, it could result in the loss of customers. Moreover, the failure of our technology or products to gain market acceptance or their obsolescence could significantly reduce our revenues, increase our operating costs or otherwise adversely affect our financial condition, results of operations or cash flows.

Our failure to satisfy International Trade Compliance regulations may adversely affect us.

Tyco's global operations require importing and exporting goods and technology across international borders on a regular basis. From time to time, Tyco obtains or receives information alleging improper activity in connection with imports or exports. Tyco's policy mandates strict compliance with U.S. and foreign international trade laws. When Tyco receives information alleging improper activity, its policy is to investigate that information and respond appropriately, including, if warranted, reporting its findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from acts by our employees that would violate U.S. and/or foreign laws. Such improper actions could subject the Company to civil or criminal penalties, including substantial monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and, therefore, our ability to do business.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations or cash flows.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreements contain financial covenants, including a limit on the ratio of debt to earnings before interest, taxes, depreciation, and amortization and limits on incurrence of liens and subsidiary debt. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions.

Although we believe none of these covenants are considered restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations. See "Liquidity and Capital Resources—Capitalization".

Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations or cash flows.

We operate in regulated industries. Our U.S. operations are subject to regulation by a number of federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and our international operations are regulated by the countries in which they operate. We and our employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations, including many related to consumer protection. Most states in which we operate have licensing laws covering the monitored security services industry and the construction industry. Our business relies heavily upon wireline telephone service to communicate signals, and wireline telephone companies are regulated by both the federal and state governments. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations changed or we failed to comply, our financial condition, results of operations or cash flows could be materially and adversely affected.

Legislative and other measures that may be taken by U.S. governmental authorities could materially increase our tax burden or otherwise adversely affect our financial conditions, results of operations or cash flows.

We continue to assess the impact of various U.S. federal and state legislative proposals, and modifications to existing tax treaties between the United States and foreign countries, that could result in a material increase in our U.S. federal and state taxes. In October 2004, the U.S. Congress enacted legislation affecting the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. Such legislation did not, however, retroactively apply to the 1997 acquisition of Tyco International Ltd. by ADT Limited. More recently, several proposals have been introduced in the U.S. House of Representatives that, if ultimately enacted by the U.S. Congress, would have limited treaty benefits on certain payments made by our U.S. subsidiaries to non-U.S. affiliates. We cannot predict the outcome of any specific legislative proposals. However, if such proposals were to be enacted, or if modifications were to be made to certain existing tax treaties, the consequences could have a materially adverse impact on Tyco, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations or cash flows.

We could face product liability claims relating to products we manufacture or install. These claims could result in significant costs and liabilities and reduce our profitability.

We face exposure to product liability claims in the event that any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign such products, which could result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Any claim or product recall could result in adverse publicity against us, which could adversely affect our financial condition, results of operations or cash flows.

We have significant foreign operations, which are subject to political, economic and other risks inherent in operating in foreign countries.

We have significant operations outside of the United States. We currently operate in approximately 60 countries. We generated 53% of our net revenue outside of the United States in 2007. We expect net revenue generated outside of the United States to continue to represent a significant portion of total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

- the difficulty of enforcing agreements, collecting receivables and protecting assets through foreign legal systems;
- trade protection measures and import or export licensing requirements;
- difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

- compliance with a variety of foreign laws and regulations;
- changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;
- the threat of nationalization and expropriation;
- increased costs and risks of doing business in a number of foreign jurisdictions;
- changes in enacted tax laws;
- limitations on repatriation of earnings; and
- fluctuations in equity and revenues due to changes in foreign currency exchange rates.

Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our financial condition, results of operations or cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, result of operations or cash flows.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates, commodity prices and interest rates. See Part II Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our net revenue derived from sales in non-U.S. markets for 2007 was 53% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Therefore, when the U.S. dollar strengthens in relation to the currencies of the foreign countries where we sell our products, our U.S. dollar reported revenue and income will decrease. Changes in the relative values of currencies occur regularly and in some instances, may have a significant effect on our results of operations. Our financial statements reflect recalculations of items denominated in non-U.S. currencies to U.S. dollars, our functional currency.

We are a large buyer of metals and other commodities, including gas, the prices of which have fluctuated significantly in recent years. Volatility in the prices of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers and this could have a material adverse effect on our financial condition, results of operations or cash flows.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we purchase hedges or enter into contracts to insulate our results of operations from these fluctuations. Nevertheless, changes in currency exchange rates, commodity prices and interest rates may have a material adverse effect on our financial condition, results of operations or cash flows.

If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations or cash flows may suffer.

We purchase materials, components and equipment from third parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial condition, results of operations or cash flows.

Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations or cash flows.

We continue to evaluate the performance of all of our businesses and may sell businesses or product lines. For example, in July 2007, the Board of Directors approved for divestiture Infrastructure Services. Any divestiture could result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our business, financial condition and results of operations. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business and the potential loss of key employees. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

We have disclosed a material weakness in our internal control over financial reporting relating to our accounting for income taxes which could adversely affect our ability to report our financial condition, results of operations or cash flows accurately and on a timely basis.

In connection with our assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, we identified a material weakness in our internal control over financial reporting relating to our accounting for income taxes as of September 29, 2006. For a discussion of our internal control over financial reporting and a description of the identified material weakness, see "Management's Report on Internal Control over Financial Reporting" under Item 9A, "Controls and Procedures."

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We have determined that further improvements are required in our tax accounting processes before we can consider the material weakness remediated. Management's procedures and testing identified errors that, although not material to the consolidated financial statements, led management to conclude that control deficiencies exist related to tax effecting consolidating entries, analysis and reconciliation of taxes receivable and taxes payable in non-U.S. jurisdictions, certain aspects of deferred taxes, and procedures with respect to classification of tax amounts in the consolidated balance sheet. As a result of these deficiencies, it is reasonably possible that internal controls over financial reporting may not have prevented or detected errors from occurring that could have been material, either individually or in the aggregate.

A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. While considerable actions have been taken to improve our internal controls in response to the identified material weakness related to certain aspects of accounting for income taxes, and further action steps to strengthen controls have been taken, additional work continues to address and remediate the identified material weakness. If we are unsuccessful in implementing or following our remediation plan, we may not be able to timely or accurately report our financial condition, results of operations or cash flows or maintain effective internal controls over financial reporting. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, we could be subject to, among other things, regulatory or enforcement actions by the SEC and the New York Stock Exchange, including a delisting from the New York Stock Exchange, securities litigation, debt rating agency downgrades or rating withdrawals, any one of which could adversely affect the valuation of our common stock and could adversely affect our business prospects.

Risks Relating to Actions of Tyco's Former Senior Corporate Management

Pending litigation could have a material adverse effect on our liquidity and financial condition.

As a result of actions taken by our former senior corporate management, Tyco, some members of our former senior corporate management, former members of our Board of Directors and our former General Counsel are named defendants in a number of purported class actions alleging violations of certain disclosure provisions of the federal securities laws. Tyco, certain of our current and former employees, some members of our former senior corporate management and some former members of our Board of Directors also are named as defendants in several ERISA class actions. On May 14, 2007, we entered into a proposed settlement with respect to most of the class actions and deposited $2.975 billion into an escrow account pending final settlement of such class actions.

We generally are obligated to indemnify our directors and officers and our former directors and officers who are also named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, our insurance carriers may decline coverage, or our coverage may be insufficient to cover our expenses and liability, in some or all of these matters. We are unable at this time to estimate what our ultimate liability in these matters may be, and it is possible that we will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that would have a material adverse effect on our financial position, results of operations or cash flows. At this time, we cannot estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of all of these matters or from a failure to consummate the proposed settlement on the agreed terms.

Continued scrutiny resulting from ongoing governmental investigations may have an adverse effect on our business.

We and others have received various subpoenas and requests from the SEC, the U.S. Department of Labor, state departments of labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. Certain current and former employees in ADT Worldwide received subpoenas from the SEC's Division of Enforcement seeking testimony related to discontinued accounting practices regarding ADT dealer connect fees. The U.S. Department of Labor is investigating Tyco and the administrators of certain of our benefit plans. Similarly, several of our businesses periodically are the subject of state or local government wage and hour investigations. At this time, we cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with governmental instrumentalities, which in turn could negatively impact our business with non-governmental customers, or suffer other penalties or adverse impacts, each of which could have a material adverse effect on our business. We cannot predict whether the effects and results of these or other investigations will have a material and adverse impact on our financial condition, results of operations or cash flows.

Examinations and audits by tax authorities, including the Internal Revenue Service, could result in additional tax payments for prior periods.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed as probable and estimable have been recorded through the income tax provision, equity or goodwill, as appropriate. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances. Due to the complexity of some of these uncertainties, however, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. Also during 2006, the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. The Company has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to 2002, which will primarily reflect the roll forward through 2006 of the amendments for the periods 1997 to 2002. When the Company's tax return positions are updated, additional adjustments may be identified and recorded in the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We estimate that our available cash, our cash flow from operations and amounts available to us under our revolving lines of credit will be adequate to fund our operations and service our debt for the foreseeable future. In making this estimate, we have not assumed the need to make any material payments in connection with pending litigation or investigations. Any material adverse legal judgments, fines, penalties or settlements arising from our pending investigations and litigation could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Such an outcome could have important consequences to you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes, including debt reduction or dividend payments;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- restrict our ability to introduce new technologies or exploit business opportunities;
- make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and
- increase the difficulty and/or cost to us of refinancing our indebtedness.

Additional negative publicity may adversely affect our business.

As a result of actions taken by our former senior corporate management, Tyco was the subject of negative publicity focusing on these actions. This negative publicity contributed to significant declines in the prices of our publicly traded securities in 2002 and brought increased regulatory scrutiny upon us. Additional negative publicity related to former senior corporate management's actions could have a material adverse effect on our results of operations or cash flows and the market price of our publicly traded securities.

Our senior corporate management team is required to devote significant attention to matters arising from actions of prior management.

As a result of the actions of prior management, we replaced our senior corporate executives with a new team during 2002 through 2004, and a new Board of Directors was elected at our annual general meeting of shareholders in March 2003. We cannot provide assurance that the distractions related to matters arising from the actions of prior management will not adversely affect our financial condition, results of operations or cash flows.

Risks Relating to the Separations

If the distribution of Covidien and Tyco Electronics common shares to our shareholders or certain internal transactions undertaken in connection with the Separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

We have received private letter rulings from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of Covidien and Tyco Electronics common shares to our shareholders substantially to the effect that the distribution of such shares, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986. The private letter rulings also provided that certain internal transactions undertaken in anticipation of the Separation would qualify for favorable treatment under the Code. In addition to obtaining the private letter rulings, we have obtained opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter rulings and the opinions relied on certain facts and assumptions, and certain representations and undertakings, from Tyco, Covidien and Tyco Electronics regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the Internal Revenue Service could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, we would recognize gain in an amount equal to the excess of the fair market value of the Covidien and Tyco Electronics common shares distributed to our shareholders on June 29, 2007 over our tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in connection with the Separation should be treated as taxable transactions.

In addition, under the terms of the Tax Sharing Agreement that we have entered into with Covidien and Tyco Electronics in connection with the Separation, in the event the distribution or the internal transactions are determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, then we, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on us, Covidien or Tyco Electronics as a result of such determination. Such tax amounts could be significant. In the event that any party to the Tax Sharing Agreement defaults in its obligation to pay distribution taxes to another party that arise as a result of no party's fault, each non-defaulting party would be responsible for an equal amount of the defaulting party's obligation to make a payment to another party in respect of such other party's taxes.

We continue to be responsible for a portion of our contingent and other corporate liabilities following the Separation, primarily those relating to shareholder litigation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Covidien and Tyco Electronics have agreed to assume and be responsible for 27%, 42% and 31%, respectively, of certain of our contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation plan or the Separation brought by any third party. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which are allocated 100% to the relevant company.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

Many lawsuits are outstanding against Tyco, some of which relate to actions taken by its former senior corporate management. On May 14, 2007, we entered into a proposed settlement with respect to most of the class actions. We do not believe that it is feasible to predict the final outcome or resolution of the unresolved proceedings. Although we will share any costs and expenses arising out of this litigation with Covidien and Tyco Electronics, a failure to consummate the proposed settlement on the agreed terms or an adverse outcome from the unresolved proceedings or liabilities or other proceedings for which we will assume joint and several liability under the Separation and Distribution Agreement could be material with respect to our financial condition, results of operations or cash flows in any given reporting period.

We share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement, we share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Covidien's and Tyco Electronics' U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the Separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Covidien's and Tyco Electronics' tax liabilities.

We might not be able to engage in desirable strategic transactions and equity issuances following the Separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after Separation in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution. In addition, similar limitations and restrictions will apply to Covidien and Tyco Electronics. The distribution of common shares of Covidien and Tyco Electronics to our shareholders may result in corporate level taxable gain to us under Section 355(e) of the Code if 50% or more, by vote or value, of our common shares, Covidien's common shares or Tyco Electronics' common shares are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of our common shares within two years before the distribution, and any acquisitions or issuances of our common shares, Covidien's common shares or Tyco Electronics' common shares within two years after the distribution, generally are presumed to be part of such a plan, although we, Covidien or Tyco Electronics may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of our common shares within the two years before the distribution. If an acquisition or issuance of our common shares, Covidien's common shares or Tyco Electronics' common shares triggers the application of Section 355(e) of the Code, we would recognize taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain subsidiaries of Covidien or Tyco Electronics or subsidiaries of ours would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

Under the Tax Sharing Agreement, there are restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in connection with the Separation to fail to qualify as tax-free or tax-favored transactions, as the case maybe, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distributions, unless we obtain the consent of the other parties or we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in connection with the Separation to fail to qualify as tax-favored transactions and such letter ruling or opinion, as the case may be, is acceptable to the parties. Covidien and Tyco Electronics are subject to similar restrictions under the Tax Sharing Agreement. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as tax-favored transactions under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or the responsible party obtains a favorable letter ruling or opinion of tax counsel as described above. For example, we would be responsible for a third party's acquisition of us at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders and noteholders.

Continuing demands on our management team as a result of the Separation could distract management's attention from operating the business.

The complexity of the Separation has required and will continue to require a substantial amount of management and operational resources. Our management team must devote continued time and attention to fulfilling Tyco's obligations under the Separation and Distribution Agreement and the Tax Sharing Agreement, including the defense and settlement of litigation related to shared contingent and other corporate liabilities of Tyco, Covidien and Tyco Electronics and the administration of the U.S. tax audit for periods up to June 29, 2007. At the same time, our management team must successfully implement administrative and operational changes necessary to achieve reductions in corporate expense following the Separation. These and related demands on our administrative resources may distract management from the day-to-day operation of Tyco's business. As a result our financial condition, results of operations or cash flows may be adversely affected.

We may be unable to achieve some or all of the benefits that we expect will be achieved from the Separation.

We may not be able to achieve the full strategic and financial benefits we expect will result from the separation of two of Tyco's segments into independent companies or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard Tyco's post-Separation corporate structure as more clear and simple than its pre-Separation corporate structure or place a greater value on the businesses remaining with Tyco post-Separation than they placed on those businesses pre-Separation.

Risks Related to Corporate Governance

We are subject to governmental investigations that might have serious consequences.

We are now, and believe that in light of the current U.S. governmental contracting environment we will continue to be, the subject of one or more U.S. governmental investigations. If we or one of our business units were charged with wrongdoing as a result of any U.S. governmental investigations, including violation of certain environmental or export laws, we could be suspended from bidding on or receiving awards of new U.S. governmental contracts pending the completion of legal proceedings. If convicted or found liable, we could be subject to fines, penalties, repayments and treble and other damages. Any contracts found to be tainted by fraud could be voided by the U.S. government. The U.S. government also reserves the right to prohibit a contractor from receiving new governmental contracts for fraudulent, criminal or other seriously improper conduct. Independently, failure to comply with U.S. laws and regulations related to the export of goods and technology outside the United States could result in civil or criminal penalties and suspension or termination of our export privileges.

Risks Relating to Our Jurisdiction of Incorporation

Legislation and negative publicity regarding Bermuda companies could affect our financial condition, results of operations or cash flows.

Legislation Relating to Government Contracts

We continue to assess the potential impact of various U.S. federal and state legislative proposals that would deny government contracts to U.S. companies that move their corporate location abroad. The legislative proposals could cover the 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited (a public company that had been located in Bermuda since the 1980's with origins dating back to the United Kingdom since the early 1900's), as a result of which ADT changed its name to Tyco International Ltd. and became the parent to the Tyco group.

We are unable to predict the likelihood or final form in which any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

Negative Publicity

There is continuing negative publicity regarding, and criticism of, U.S. companies' use of, or relocation to, offshore jurisdictions, including Bermuda. As a Bermuda company, this negative publicity could harm our reputation and impair our ability to generate new business if companies or governmental agencies decline to do business with us as a result of any perceived negative public image of Bermuda companies or the possibility of our customers receiving negative media attention from doing business with a Bermuda company.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

We are organized under the laws of Bermuda. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some doubt as to whether the courts of Bermuda would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda.

As a Bermuda company, Tyco is governed by the Companies Act 1981 of Bermuda, which differs in some material respects from laws applicable to U.S. companies and shareholders, including, among others, differences relating to interested director and officer transactions, shareholder lawsuits and indemnification. Likewise, the duties of directors and officers of a Bermuda company are generally owed to the company only. Shareholders of Bermuda companies do not generally have a personal right of action against directors or officers of the company and may only exercise such rights of action on behalf of the company in limited circumstances. Under Bermuda law, a company may also agree to indemnify directors and officers for any personal liability, not involving fraud or dishonesty, incurred in relation to the company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our operations are conducted in facilities throughout the world aggregating approximately 39 million square feet of floor space, of which approximately 16 million square feet are owned and approximately 23 million square feet are leased. These facilities house manufacturing, distribution and warehousing operations, as well as sales and marketing, engineering and administrative offices.

ADT Worldwide operates through a network of offices located in North America, Central America, South America, Europe, the Middle East, the Asia-Pacific region and South Africa. Our ADT Worldwide manufacturing facilities are located in North America, and Europe. The group occupies approximately 6 million square feet, of which 1 million square feet are owned and 5 million square feet are leased.

Fire Protection Services operates through a network of offices located in North America, Central America, South America, Europe, and the Asia-Pacific region. Our Fire Protection Services manufacturing facilities are located in North America, Europe and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 1 million square feet are owned and 5 million square feet are leased.

Flow Control has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe, and the Asia-Pacific region. The group occupies approximately 12 million square feet, of which 6 million square feet are owned and 6 million square feet are leased.

Safety Products operates through a network of offices located in North America, South America, Europe, and the Asia-Pacific region. Our Safety Products manufacturing facilities are located in North America, Europe and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 3 million square feet are owned and 3 million square feet are leased.

Electrical and Metal Products has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe, and the Asia-Pacific region. The group occupies approximately 7 million square feet, of which 5 million square feet are owned and 2 million square feet are leased.

In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. See Note 16 to Consolidated Financial Statements for a description of our lease obligations.

Item 3. Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings and claims, including product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. In addition, we operate in an industry susceptible to significant patent legal claims. At any given time in the ordinary course of business, we are involved as either a plaintiff or defendant in a number of patent infringement actions. If infringement of a third party's patent were to be determined against us, we might be required to make significant royalty or other payments or might be subject to an injunction or other limitation on our ability to manufacture or sell one or more products. If a patent owned by or licensed to us were determined to be invalid or unenforceable, we might be required to reduce the value of the patent on our balance sheet and to record a corresponding charge, which could be significant in amount.

In connection with the Separation, we entered into a liability sharing agreement regarding certain class actions that were pending against Tyco prior to the Separation. Subject to the terms and conditions of the Separation and Distribution Agreement, we will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations. A description of the liability sharing provisions of the Separation and Distribution Agreement regarding these class actions can be found in Tyco's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on July 6, 2007.

Securities Class Actions

As previously reported in our periodic filings, Tyco and certain of our former directors and officers have been named as defendants in over 40 purported securities class action suits. We stipulated, pursuant to a court order, that each party to the Separation and Distribution Agreement would be primarily liable for a portion of the obligations arising from such litigation. The stipulation also provides that if any party defaults on its obligations, the other parties would be jointly and severally liable for those obligations. Most of the securities class actions have now been transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation for coordinated or consolidated pretrial proceedings. On January 28, 2003, a consolidated securities class action complaint was filed in these proceedings. On January 7, 2005, the Company answered the plaintiffs' consolidated complaint. On January 14, 2005, lead plaintiffs made a motion for class certification, which the Company opposed on July 22, 2005. On July 5, 2005, the Company moved for revision of the court's October 14, 2004 order in light of a change in law, insofar as the order denied the Company's motion to dismiss the consolidated complaint for failure to plead loss causation. On December 2, 2005, the court denied the Company's motion. On April 4, 2006 plaintiffs filed a partial motion for summary judgment that was denied without prejudice to its later renewal. On June 12, 2006, the court entered an order certifying a class "consisting of all persons and entities who purchased or otherwise acquired Tyco securities between December 13, 1999 and June 7, 2002, and who were damaged thereby, excluding defendants, all of the officers, directors and partners thereof, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which any of the foregoing have or had a controlling interest." On June 26, 2006, Tyco filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. On September 22, 2006, the United States Court of Appeals for the First Circuit denied Tyco's petition.

Class Action Settlement

On May 14, 2007, we entered into a Memorandum of Understanding with plaintiffs' counsel in connection with the settlement of 32 purported securities class action lawsuits. The actions previously had been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of New Hampshire and include *Williams v. Tyco International Ltd., Brazen v. Tyco International Ltd., et al.; Philip Cirella v. Tyco International Ltd., et al.; Hromyak v. Tyco International Ltd., et al., Myers v. Tyco International Ltd., et al., Goldfarb v. Tyco International Ltd., et al., Rappold v. Tyco International Ltd., et al., Mandel v. Tyco International Ltd., et al.*; and *Schuldt v. Tyco International Ltd., et al.* and 23 other consolidated securities cases.

The Memorandum of Understanding does not resolve the following securities cases, which remain outstanding: *Stumpf v. Tyco International Ltd., New Jersey v. Tyco International Ltd., et al., Ballard v. Tyco International Ltd.; Jasin v. Tyco International Ltd., et al.*, and *Hall v. Kozlowski, et al.* The proposed settlement does not release claims arising under the Employee Retirement Income Security Act of 1974, 29 U.S.C. Sec. 1001, et seq. ("ERISA"), which are not common to all Class Members, including any claims asserted in *Overby, et al. v. Tyco International Ltd.*, Civil Action No. 02-MD-1357-PB.

Under the terms of the Memorandum of Understanding, the plaintiffs agreed to release all claims against Tyco, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion from Tyco to the certified class and assignment to the class of any net recovery of any claims possessed by Tyco and the other settling defendants against Tyco's former auditor, PricewaterhouseCoopers. Defendant PricewaterhouseCoopers was not a settling defendant and is not a party to the memorandum. However, PricewaterhouseCoopers subsequently agreed to participate in the settlement as a settling defendant, and in consideration of a release of all claims against it by the parties to the Memorandum of Understanding, agreed to make a payment of $225 million. We and the other settling defendants have denied and continue to deny any wrongdoing and legal liability arising from any of the facts or conduct alleged in the actions.

Pursuant to the terms of the Memorandum of Understanding, L. Dennis Kozlowski, Mark H. Swartz and Frank E. Walsh, Jr., also are excluded from the settling defendants, and the class will assign to Tyco all of their claims against defendants Kozlowski, Swartz and Walsh. In exchange, we will agree to pay to the certified class 50% of any net recovery against these defendants.

The parties to the Memorandum of Understanding have applied to the court for approval of the settlement agreement. On July 13, 2007, the U. S. District Court in Concord, New Hampshire granted preliminary approval of the settlement. On November 2, 2007, the final fairness hearing for the class settlement was held. The Court indicated it would approve the settlement and stated a formal ruling would be issued in a few weeks. If the settlement agreement does not receive final court approval, the Memorandum of Understanding will be null and void. By December 28, 2007, class participants must file their proofs of claim demonstrating their right to recovery under the class settlement.

The deadline for deciding not to participate in the class settlement was September 28, 2007. As of such date, Tyco had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. These individuals and entities may pursue their claims separately against Tyco and any judgments resulting from such claims would not reduce the settlement amount. One entity, Franklin Mutual Advisers, LLC, has filed a complaint against Tyco on September 24, 2007 in an action styled *Franklin Mutual Advisers, LLC v. Tyco International Ltd.* in the United States District Court for the District of New Jersey alleging violations of Section 11 of the Securities Act of 1933, 15 U.S.C. Sec. 77(b), Section 10(b) of the Securities and Exchange Act of 1934, 15 U.S.C. Sec. 78(b), and Rule 10b-5 promulgated thereunder and Section 18 of the Securities and Exchange Act of 1934, 15 U.S.C. Sec. 78(k) in connection with the plaintiffs' purchases and sales of Tyco securities between June 4, 2001 and April 30, 2002. The plaintiffs seek unspecified compensatory damages and reasonable attorneys' fees and costs. Tyco has requested that this action be transferred to the United States District Court for the District of New Hampshire. Tyco intends to vigorously defend this litigation. It is not possible at this time to predict the final outcome or to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of the *Franklin* matter or other unasserted claims from individuals that have opted-out.

Under the terms of the Separation and Distribution Agreement entered into in connection with the Separation, each of Tyco, Covidien and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement and any judgments resulting from opt-out claims. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability and related escrow accounts, with Tyco assuming 27%, Covidien 42% and Tyco Electronics 31% of the settlement amount.

Tyco incurred a charge to expense, for which no tax benefit is available, and a current liability of $2.975 billion in 2007. The Company has also recovered or expects to recover certain of these costs from insurers. As such, the Company recorded $113 million of recoveries in connection with the class action settlement in its Consolidated Statements of Operations. Tyco borrowed under its unsecured bridge and credit facilities to fund the liability and placed the proceeds in escrow for the benefit of the class. In connection with the Separation, Covidien and Tyco Electronics assumed their portion of the related borrowing. The escrow accounts will earn interest that is payable to the class. Interest is also accrued on the class action settlement liability. Based on the Separation and Distribution Agreement, at September 28, 2007, Tyco had a receivable from Covidien and Tyco Electronics for their portion of the liability of $1,257 million and $927 million, respectively, and a payable to Covidien and Tyco Electronics for their interest in the escrow accounts. Receivables and payables that pertain to the class action settlement and related escrow accounts with the same counterparty are presented net in the consolidated balance sheet. Tyco's portion of the liability is $808 million. Additionally, Tyco has paid $73 million and recorded payables of $9 million at September 28, 2007, with an offset to shareholders' equity for amounts due to Covidien and Tyco Electronics for their portion of the insurance recovery.

If the proposed settlement were not consummated on the agreed terms or if the unresolved proceedings were to be determined adversely to Tyco, it is possible that the Company will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that would have a material adverse effect on its financial position, results of operations or cash flows. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters.

Securities Class Action Proceedings

As previously reported in our periodic filings, an action entitled *Hess v. Tyco International Ltd., et al.* was filed on June 3, 2004 in the Superior Court of the State of California for the County of Los Angeles against certain of our former directors and officers, our former auditors and Tyco. The complaint asserts claims of fraud, negligent representation, aiding and abetting breach of fiduciary duty, tortious interference with fiduciary relationship and conspiracy arising out of an underlying settlement of litigation brought by shareholders in Progressive Angioplasty Systems, Inc. where the plaintiffs received our stock as consideration. The claim seeks unspecified monetary damages and other relief. On October 25, 2006, the Court lifted its previous order staying the case during the pendency of a related arbitration to which Tyco was not a party. On December 26, 2006, Tyco filed a demurrer seeking dismissal of the action on the ground that the complaint failed to allege facts sufficient to state causes of action. Before argument could be heard on the demurrer, the plaintiffs notified the Court that they would file an amended complaint. The amended complaint was filed on July 9, 2007. The amended complaint asserts claims of fraud, negligent representation, aiding and abetting breach of fiduciary duty, and breach of fiduciary duty in connection with, and subsequent to, an underlying settlement of litigation brought by shareholders in Progressive Angioplasty Systems, Inc. where the plaintiffs received our stock as consideration. The amended complaint alleges collective losses of not less than $20 million and seeks compensatory and punitive damages. On September 13, 2007, Tyco filed its answer to the complaint. The parties have also begun to engage in discovery, serving document requests and interrogatories.

As previously reported in our periodic filings, on October 30, 2003, *Stumpf v. Tyco International Ltd.* was transferred to the District Court of New Hampshire by the Judicial Panel on Multidistrict Litigation. The complaint asserts claims against Tyco based on Section 11 of the Securities Act of 1933, 15 U.S.C. Sec. 77(k), Section 15 of the Securities Act, 15 U.S.C. Sec. 77(o), Section 10(b) of the Securities and Exchange Act of 1934, 15 U.S.C. Sec. 78j(b), and Sec. 20(a) of the Exchange Act, 15 U.S.C. Sec. 78t(a). In orders dated September 2, 2005 and January 6, 2005, the Court denied Tyco's motion to dismiss. On June 12, 2007, the Court certified a purported class consisting of "all persons or entities who purchased TyCom stock, either pursuant to a July 26, 2000, Registration Statement and Prospectus for TyCom's initial public offering, or on the open market between July 26, 2000 and December 17, 2001." On June 26, 2007, Tyco and TyCom filed a Rule 23(f) Petition seeking leave to appeal the class certification order. On September 13, 2007, the United States Court of Appeals for the First Circuit denied Tyco's petition.

As previously reported in our periodic filings, on November 27, 2002 the State of New Jersey, on behalf of several state pension funds, filed a complaint, *New Jersey v. Tyco International Ltd., et al.*, in the United States District Court for the District of New Jersey against Tyco, our former auditors and certain of our former officers and directors. The complaint was amended on February 11, 2005. As against all defendants, the amended complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, for common law fraud, aiding and abetting common law fraud, conspiracy to commit fraud and negligent misrepresentation. Claims are asserted against the individual defendants under Section 20(a) of the Securities Exchange Act of 1934, Section 15 of the Securities Act of 1933, Section 24(d) of the New Jersey Uniform Securities Law, Section 421-B:25(III) of the New Hampshire Uniform Securities Law, and for breaches of fiduciary duties. Claims are also asserted against certain of the individual defendants under Section 20A of the Securities Exchange Act of 1934, and for violation of the New Jersey RICO statute; against Tyco under Section 12(a)(2) of the Securities Act of 1933, Section 24(c) of the New Jersey Uniform Securities Law, Section 421-B:25(II) of the New Hampshire Uniform Securities Law, and for violation of, aiding and abetting violation of, and vicarious liability under the New Jersey RICO statute; against Tyco and certain of the individual defendants under Section 14(a) of the Securities Act of 1933 and Rule 14a-9 promulgated thereunder, and for conspiracy to violate the New Jersey RICO statute; against Tyco, its former auditors, and certain of the individual defendants under Section 11 of the Securities Act of 1933, and for violation of, and conspiracy to violate the New Jersey RICO statute; and against our former auditors and certain of the individual defendants for aiding and abetting violation of the New Jersey RICO statute. Finally, claims are asserted against the individual defendants and our former auditors for aiding and abetting the individual defendants' breaches of fiduciary duties. Plaintiffs assert that the defendants violated the securities laws and otherwise engaged in fraudulent acts by making materially false and misleading statements and omissions concerning, among other things, the following: unauthorized and improper compensation of certain of our former executives; their improper use of our funds for personal benefit and their improper self-dealing in real estate. The plaintiffs seek unspecified monetary damages and other relief. On June 10, 2005, Tyco moved to dismiss in part the amended complaint. On June 11, 2007, the court granted in part and denied in part Tyco's motion to dismiss. Many of the above plaintiffs' claims remain pending. On July 24, 2007, the plaintiffs moved for leave to amend their complaint again. Tyco responded in opposition to the motion on August 10, 2007, and the court has not yet ruled on the plaintiffs' motion.

As previously reported in our periodic filings, the Company appealed to the United States Court of Appeals for the First Circuit the decision of the United States District Court for the District of New Hampshire to remand *Brazen v. Tyco International Ltd., et al.* to the Circuit Court for Cook County, Illinois and *Hromyak v. Tyco International Ltd., et al., Goldfarb v. Tyco International Ltd., et al., Mandel v. Tyco International Ltd., et al., Myers v. Tyco International Ltd., et al., Rappold v. Tyco International Ltd., et al.*, and *Schuldt v. Tyco International Ltd., et al.* to the Circuit Court for Palm Beach County, Florida. Plaintiffs moved to dismiss the Company's appeal. On December 29, 2004, the United States Court of Appeals for the First Circuit granted plaintiffs' motion and dismissed the Company's appeal. The Company moved in the Circuit Court for Palm Beach County, Florida to stay and to strike the class allegations in *Goldfarb, Mandel, Myers, Rappold*, and *Schuldt*. The Circuit Court granted Tyco's motion to dismiss *Hromyak*. The Florida District Court of Appeal affirmed the dismissal. These cases were included in the proposed settlement of the Securities Class Action, which is contingent upon these cases being dismissed.

As previously reported in our periodic filings, after filing an initial complaint on June 26, 2002, plaintiff Lionel I. Brazen filed an amended class action complaint, on March 10, 2005, in the Circuit Court for Cook County, Illinois purporting to represent a class of purchasers who exchanged shares of Mallinckrodt, Inc. common stock for shares of Tyco common stock pursuant to the Joint Proxy Statement and Prospectus, and the Registration Statement in which it was included, in connection with the October 17, 2000 merger of Tyco and Mallinckrodt, Inc. Plaintiff names as defendants Tyco International Ltd., and certain former Tyco executives and asserts causes of action under Section 11, 12(a)(2) and 15 of the Securities Act of 1933. The amended class action complaint alleges that the defendants made statements in the Registration Statement and the Joint Proxy Statement and Prospectus that were materially false and misleading and failed to disclose material adverse facts regarding the business and operations of Tyco. The amended class action complaint seeks unspecified monetary damages and other relief. On April 21, 2005, the Company moved in the Circuit Court for Cook County, Illinois to dismiss or stay or, in the alternative, to strike the class allegations. On July 22, 2005, the Court denied the Company's motion. On August 19, 2005, Tyco filed an interlocutory appeal of the Circuit Court for Cook County Illinois' July 22, 2005 memorandum and order, which was subsequently denied. On January 6, 2006, the plaintiff, joined by an additional named plaintiff Nancy Hammerslough, filed a renewed motion for class certification which was granted. On February 14, 2006, Tyco filed its answer to the complaint. On July 5, 2006, plaintiffs filed a partial motion for summary judgment which was denied on November 8, 2006. On November 22, 2006, plaintiffs filed a motion to reconsider the denial of their motion for summary judgment. On January 25, 2007, the Court denied plaintiffs' motion to reconsider. This case was included in the proposed settlement of the Securities Class Action, which settlement is contingent upon this case being dismissed.

As previously reported in our periodic filings, on April 29, 2005, an action was filed against Tyco in the United States District Court for the Southern District of Florida, *Stevenson v. Tyco International Ltd., et al.* Plaintiff named as additional defendants our current Chief Executive Officer, Edward Breen, our former Chief Financial Officer, David FitzPatrick, our former Executive Vice President and General Counsel, William Lytton, current members of Tyco's Board of Directors including Dennis Blair, Bruce Gordon, John Krol, Carl McCall, Mackey McDonald, Brendan O'Neill, Sandra Wijnberg, and Jerome York, as well as former members of Tyco's Board of Directors, including Michael Ashcroft, Joshua Berman, Richard Bodman, John Fort, Steven Foss, Wendy Lane, James Pasman, Peter Slusser and Joseph Welch. The complaint asserts causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleged that defendants made material misrepresentations that resulted in artificially deflated stock prices. The Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire. On March 31, 2007, Tyco filed a motion to dismiss the complaint and the Court granted the motion to dismiss on June 13, 2007.

On January 31, 2003 a civil action was filed by three plaintiffs in the United States District Court for the District of New Jersey, *Cirella v. Tyco International et al.* Plaintiff named as defendants Tyco International Ltd., Dennis Kozlowski, Mark H. Swartz and Mark A. Belnick. The Judicial Panel on Multidistrict Litigation has transferred the action to the United States District Court for the District of New Hampshire. This case was included in the proposed settlement of the Securities Class Action, which is contingent upon the case being dismissed.

As previously reported in our periodic filings, on January 20, 2004, a complaint was filed in the United States District Court for the Southern District of New York, *Ballard v. Tyco International Ltd., et al.* Plaintiffs are trustees of various trusts that were allegedly major shareholders of AMP, Inc., a company acquired by Tyco in April 1999. Plaintiffs name as defendants Tyco, five of its former officers and directors and PricewaterhouseCoopers LLP ("PWC"). As against all defendants, the complaint asserts causes of action under Sections 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Section 11 of the Securities Act of 1933. As against the Tyco defendants, the complaint asserts causes of action under Section 14(a) of the Securities Exchange Act and Rule 14a-9 promulgated thereunder; Section 12(a)(2) of the Securities Act; and for common law fraud and negligent misrepresentation. As against the individual defendants, the complaint asserts causes of action under Section 20(a) of the Securities Exchange Act and Section 15 of the Securities Act. The complaint alleges that defendants engaged in a scheme to artificially inflate Tyco's earnings and to mislead investors as to Tyco's positive earnings, growth and acquisition synergies prior to and in connection with its acquisition of AMP, Inc. The Judicial Panel on Multidistrict Litigation transferred the action to the District of New Hampshire. Tyco moved to dismiss the complaint, and that motion was denied. On August 5, 2005, defendant Michael A. Ashcroft's motion to dismiss with respect to the plaintiffs' claims under Sections 10(b) and 20(a) of the Securities Exchange Act, Section 15 of the Securities Act, and common law fraud and negligent misrepresentation claims was granted.

As previously reported in our periodic filings, a complaint, *Sciallo v. Tyco International Ltd., et al.*, was filed on September 30, 2003 in the United States District Court for the Southern District of New York. The plaintiffs purport to be former executives of U.S. Surgical who traded their U.S. Surgical stock options for Tyco International, Ltd. stock options when Tyco acquired U.S. Surgical on October 1, 1998. Plaintiffs name as defendants Tyco International Ltd. and certain former Tyco directors and executives. The complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, for common law fraud and negligence, and violation of New York General Business Law Section 349, which prohibits deceptive acts and practices in the conduct of any business. The complaint alleges that defendants made materially false and misleading statements and omissions concerning, among other things, Tyco's financial condition and accounting practices. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire.

As previously reported in our periodic filings, a complaint was filed on September 2, 2004 in the Court of Common Pleas for Dauphin County, Pennsylvania, *Jasin v. Tyco International Ltd., et al.* This *pro se* plaintiff named as additional defendants Tyco International (US) Inc., L. Dennis Kozlowski, our former Chairman and Chief Executive Officer, Mark H. Swartz, our former Chief Financial Officer and Director and Juergen W. Gromer, President of Tyco Electronics. Plaintiff's complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, as well as Section 11 of the Securities Act of 1933. Claims against Messrs. Kozlowski, Swartz and Gromer are also asserted under Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder and Section 20A of the Securities Exchange Act of 1934, as well as Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Plaintiff also asserts common law fraud, negligent misrepresentation, unfair trade practice, breach of contract, breach of the duty of good faith and fair dealing and violation of Section 1-402 of the Pennsylvania Securities Act of 1972. Tyco has removed the complaint to the United States District Court for the Middle District of Pennsylvania. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire.

As previously reported in our periodic filings, the Judicial Panel on Multidistrict Litigation was notified that *Hall v. Kozlowski, et al.* an action relating to plaintiff's employment, 401(k) and pension plans and ownership of Tyco stock, may be an action that should be transferred to the United States District Court for the District of New Hampshire. Thereafter, the Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire. On March 16, 2005, Tyco International (US) Inc. answered plaintiff's amended complaint.

As previously reported in our periodic filings, plaintiff moved to remand *Davis v. Kozlowski et al.*, an action originally filed on December 9, 2003, from the United States District Court for the District of New Hampshire back to the Circuit Court of Cook County, Illinois. On March 17, 2005, the United States District Court for the District of New Hampshire granted plaintiff's motion to remand and denied defendants' motion to dismiss. On March 31, 2005, the Company moved for reconsideration of the Court's remand order. On July 17, 2006, the Court entered an order granting Tyco's motion to dismiss on the grounds that all of plaintiff's claims were preempted by federal law. The motion to dismiss was granted without prejudice to plaintiff's right to file another action in state court asserting claims that are not preempted by federal law. On January 8, 2007, plaintiff filed an action in the Circuit Court of Cook County, Illinois. The complaint seeks unspecified monetary damages and other relief. On January 12, 2007, Tyco removed the re-filed action to federal court in the United States District Court for the Northern District of Illinois, Eastern Division. On February 1, 2007, the Judicial Panel on Multidistrict Litigation (JPML) issued a conditional transfer order transferring the case to the District of New Hampshire. Plaintiffs filed a motion to remand the case to state court on February 12, 2007 and moved the JPML to vacate the conditional transfer order on March 9, 2007. We filed an opposition to the motion to vacate on March 29, 2007. On March 15, 2007, we filed an opposition to plaintiff's remand motion and filed a cross-motion to dismiss the action. Briefing on the cross-motion was completed on April 26, 2007. On May 31, 2007, the JPML denied the motion to vacate the conditional transfer order. On June 15, 2007 the JPML transferred the case back to the United States District Court for the District of New Hampshire. On October 16, 2007, Tyco filed its renewed cross-motion to dismiss the action.

Shareholder Derivative Litigation

As previously reported in our periodic filings, an action was filed on June 7, 2002 in the Supreme Court of the State of New York, *Levin v. Kozlowski*, alleging that the individually named defendants breached their fiduciary duties, committed waste and mismanagement and engaged in self-dealing in connection with Tyco's accounting practices, individual board members' use of funds, and the financial disclosures of certain mergers and acquisitions. It is further alleged that certain of the individual defendants converted corporate assets for their own use. Plaintiffs seek money damages. Plaintiffs agreed to stay that action pending the resolution of the federal derivative action, which was dismissed by the United States District Court for the District of New Hampshire on October 14, 2004, and the appeal from that ruling was voluntarily dismissed on May 19, 2005. On June 14, 2005, the plaintiffs resumed the *Levin* action. On September 22, 2005, the Company filed a motion to dismiss the derivative complaint. On November 14, 2006, the Supreme Court of the State of New York dismissed the complaint with prejudice. On December 11, 2006, plaintiffs filed a notice of appeal of the Court's November 14, 2006 order dismissing the complaint. On October 25, 2007, the Supreme Court of the State of New York, Appellate Division, First Department, heard oral arguments in this action and on November 15, 2007, the Court denied the plaintiff's appeal.

ERISA Litigation

As previously reported in our periodic filings, Tyco and certain of our current and former employees, officers and directors, have been named as defendants in eight class actions brought under the Employee Retirement Income Security Act ("ERISA"). Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of our Retirement Savings and Investment Plans and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; our mergers and acquisitions and the accounting therefor, as well as allegedly undisclosed acquisitions; and misstatements of our financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in our shares when it was not a prudent investment. The complaints seek recovery of alleged plan losses arising from alleged breaches of fiduciary duties. On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, the Company's motion to dismiss certain additional individual defendants from the action. On January 20, 2005, Plaintiffs filed a motion for class certification. On January 27, 2005, the Company answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, the Company and certain individual defendants filed a motion for reconsideration of the Court's January 12, 2005 order, insofar as it related to our Retirement Committee. On May 25, 2005, the Court denied the motion for reconsideration. On July 11, 2005, the Company and certain individual defendants opposed plaintiffs' motion for class certification. On August 15, 2006, the Court entered an order certifying a class "consisting of all Participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002." On August 29, 2006, Tyco filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. On November 13, 2006, the United States Court of Appeals for the First Circuit denied Tyco's petition. On November 28, 2006, plaintiffs filed a motion seeking an order directing them to serve notice of the ERISA class action on potential class members. Tyco did not object to service of notice on potential class members, and on January 11, 2007, plaintiffs filed a motion, assented to by Tyco that proposed an agreed upon form of notice. On January 18, 2007, the Court granted that motion. On December 5, 2006, plaintiffs filed a motion seeking leave to file an amended complaint. Subsequently, on January 10, 2007, plaintiffs filed a motion to withdraw their motion to amend the complaint without prejudice.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent court appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million, and the quarterly withdrawal liability payments are $1.1 million commencing on August 1, 2007. SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment by timely filing for arbitration. Accordingly, the Company has made no provision for this contingency in its Consolidated Financial Statements.

Tyco Litigation Against Former Senior Management

Tyco International Ltd. v. L. Dennis Kozlowski, United States District Court, Southern District of New York, No. 02-CV-7317, filed September 12, 2002, Amended April 1, 2003. As previously reported in our periodic filings, we filed a civil complaint against our former Chairman and Chief Executive Officer for breach of fiduciary duty and other wrongful conduct. The Company amended that complaint on April 1, 2003. The amended complaint alleges that the defendant misappropriated millions of dollars from our Key Employee Loan Program and relocation program; awarded millions of dollars in unauthorized bonuses to himself and certain other Tyco employees; engaged in improper self-dealing real estate transactions involving our assets; and conspired with certain other former Tyco employees in committing these acts. The amended complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, breach of contract, conversion, constructive trust, and other wrongful conduct. The amended complaint seeks recovery for all of the losses suffered by us as a result of the former Chairman and Chief Executive Officer's conduct, and of all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Kozlowski during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Mr. Kozlowski filed a motion to dismiss or stay the case and compel arbitration, which was denied on March 16, 2004, with one exception relating to the arbitration of a claim asserting the fraudulent inducement of Mr. Kozlowski's retention agreement. On April 9, 2004, Mr. Kozlowski filed an Answer, Affirmative Defenses and Counterclaims, seeking amounts allegedly due pursuant to his purported retention agreement, life insurance policies, and other arrangements. Tyco filed its Reply to the Counterclaims on April 29, 2004. Discovery in this and the other affirmative cases is proceeding.

Mr. Kozlowski was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Kozlowski began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in the Company's affirmative action described above, twenty-two were against Mr. Kozlowski. The jury found Mr. Kozlowski guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Kozlowski was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $70 million and restitution, jointly and severally with Mr. Swartz, to Tyco of $134 million within one year. On September 19, 2005, Mr. Kozlowski filed a notice of appeal from his conviction and on October 3, 2006 filed a brief in support of his appeal. On January 2, 2007, by order of the Supreme Court of the State of New York, the New York County District Attorney's office released to Tyco, on behalf of Mr. Kozlowski, $98 million in restitution. The payment by Mr. Kozlowski was made pending the outcome of his appeal, which was denied on November 15, 2007.

Tyco International Ltd. v. Mark H. Swartz, United States District Court, Southern District of New York, No. 03-CV-2247 (TPG), filed April 1, 2003. As previously reported in our periodic filings, we filed an arbitration claim against Mark H. Swartz, our former Chief Financial Officer and director, on October 7, 2002. As a consequence of Mr. Swartz's refusal to submit to the jurisdiction of the American Arbitration Association, we filed a civil complaint against him on April 1, 2003, for breach of fiduciary duty and other wrongful conduct. The action alleges that the defendant misappropriated millions of dollars from our Key Employees Loan Program and relocation program; approved and implemented awards of millions of dollars of unauthorized bonuses to himself and certain other Tyco employees; awarded millions of dollars in unauthorized payments to himself; engaged in improper self dealing real estate transactions involving our assets; and conspired with certain other former Tyco employees in committing these acts. The complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, conversion, and constructive trust, and other wrongful conduct. The action seeks recovery for all of the losses suffered by us as a result of the former Chief Financial Officer and director's conduct, and all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Swartz during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Mr. Swartz moved to dismiss Tyco's complaint and to compel arbitration of the parties' respective claims. The court denied Swartz's motion and he has appealed the court's decision to the United States Court of Appeals for the First Circuit. His appeal was heard on December 8, 2004. The First Circuit affirmed the District Court's decision on September 7, 2005. Discovery in this and the other affirmative cases is proceeding.

Mr. Swartz was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Swartz began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in the Company's affirmative action described above, twenty-three were against Mr. Swartz. The jury found Mr. Swartz guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Swartz was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $35 million and restitution, jointly and severally with Mr. Kozlowski, to Tyco of $134 million within one year and Mr. Swartz was ordered individually to pay damages to Tyco in the amount of $1 million. On September 19, 2005, Mr. Swartz filed a notice of appeal from his conviction and on October 3, 2006, filed a brief in support of his appeal. On October 27, 2006, Mr. Swartz paid restitution to the Company in the amount of $38 million. The payment by Mr. Swartz was made pending the outcome of his appeal, which was denied on November 15, 2007.

Tyco International Ltd. v. L. Dennis Kozlowski and Mark H. Swartz, United States District Court Southern District of New York, No. 02-CV-9705, filed December 6, 2002. As previously reported in our periodic filings, we filed a civil complaint against our former Chairman and Chief Executive Officer and former Chief Financial Officer and Director pursuant to Section 16(b) of the Securities and Exchange Act of 1934 for disgorgement of short-swing profits from prohibited transactions in our common shares believed to exceed $40 million. The action seeks disgorgement of profits, interest, attorney's fees and costs. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Messrs. Kozlowski and Swartz moved to dismiss the claims against them based upon the statute of limitations. On March 16, 2004, the

District Court for the District of New Hampshire granted the defendants' motion to dismiss in part with leave for Tyco to file an amended complaint. Tyco filed an amended complaint on May 14, 2004. The defendants moved to dismiss certain claims in the amended complaint on June 28, 2004. The defendants' motion to dismiss was denied on April 21, 2005. The defendants' motion to extend time to answer the complaint until thirty days after the conclusion of deliberations in the criminal trial was granted on May 17, 2005. Both defendants filed their answers on July 18, 2005. Discovery in this and the other affirmative cases is proceeding.

Tyco International Ltd. v. Frank E. Walsh, Jr., United States District Court, Southern District of New York, No. 02-CV-4633, filed June 17, 2002. As previously reported in our periodic filings, we filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty and related wrongful conduct involving receipt by Mr. Walsh of a $20 million payment in connection with our 2001 acquisition of the CIT Group, Inc. The action alleges causes of action for restitution, breach of fiduciary duty and inducing breach of fiduciary duty, conversion, unjust enrichment, and a constructive trust, and seeks recovery for all of the losses suffered by us as a result of the defendant director's conduct. On December 17, 2002, Mr. Walsh paid $20 million in restitution to Tyco, which was deposited by the Company in January 2003, as a result of a plea bargain agreement with the New York County District Attorney. Our claims against Mr. Walsh are still pending. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Discovery in this and the other affirmative cases is proceeding.

Subpoenas and Document Requests From Governmental Entities

As previously reported in our periodic filings, we and others have received various subpoenas and requests from the SEC, the U.S. Department of Labor, state departments of labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. We are cooperating with these investigations and are complying with these requests.

Certain of our current and former employees received subpoenas from the SEC's Division of Enforcement seeking testimony related to past accounting practices for the ADT dealer connect fees. The investigation, which began in June 2002, related to accounting practices employed by our former management. As previously reported in our periodic filings, these practices have been discontinued.

As previously reported in our periodic filings, in November 2004, we received an order from the SEC to report facts and circumstances involving our participation, if any, in the United Nations Oil for Food Program governing sales of Iraqi oil. On January 10, 2005 and November 8, 2005, we responded to the order and provided information concerning transactions under the United Nations Oil for Food Program. On January 31, 2006, we received a subpoena from the SEC to produce additional documents and information related to the participation of three of our businesses in the United Nations Oil for Food Program. The SEC notified us on June 7, 2006 that it was not recommending any enforcement action against Tyco in connection with its investigation of the United Nations Oil for Food Program. Recently, we have discovered additional product sales that may be responsive to the SEC's order and have notified the SEC staff that we intend to investigate these transactions. While it is not possible at this time to predict the final outcome of this matter, we do not believe this discovery will have a material adverse effect on the Company's financial position, results of operations or cash flows.

The U.S. Department of Labor served document subpoenas on Tyco and Fidelity Management Trust Company for documents concerning the administration of our Retirement Savings and Investment Plans. The current focus of the Department's inquiry concerns the losses allegedly experienced by the plans due to investments in our stock. The Department of Labor has authority to bring suit on behalf of the plans and their participants against those acting as fiduciaries to the plans for recovery of losses and additional penalties, although it has not informed us of any intention to do so. The Company is continuing to cooperate with the Department's investigation.

As previously reported in our periodic filings, on January 27, 2006, we received from the New Jersey Division of Criminal Justice Office of the Attorney General a subpoena to produce documents concerning, among other things, former employees, the use of certain chemicals, and the filing of reports under state and federal environmental reporting laws at the same New Jersey facility sold by Tyco in 2000. The subpoena seeks information for the period from January 1987 to December 2000. We have provided information in response to the subpoena and discussed the matter with the agency. At this time, we cannot predict the outcome of this matter and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution. Tyco continues to cooperate fully with the investigators.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 28, 2007, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $36 million to $63 million. As of September 28, 2007, Tyco concluded that the best estimate within this range is approximately $40 million, of which $11 million is included in accrued and other current liabilities and $29 million is included in other liabilities on Tyco's Consolidated Balance Sheets. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

As previously reported in its periodic filings, Tyco and some of its subsidiaries and certain subsidiaries of Covidien are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Pursuant to the Separation and Distribution Agreement, Covidien has assumed all liabilities for pending cases filed against its subsidiaries. Each case typically names between dozens to hundreds of corporate defendants. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos. The Company will continue to vigorously defend these lawsuits and the Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims. When appropriate, the Company settles claims. However, the total amount paid in any year to settle and defend all asbestos claims has been immaterial. As of September 28, 2007 there were approximately 5,600 asbestos liability cases pending against the Company and its subsidiaries.

Income Tax Matters

During the third quarter of 2007, the IRS concluded its field examination of certain of Tyco's U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agents' Reports ("RARs") which reflect the IRS' determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of the Company's previously filed tax return positions, all of which the Company expected and previously assessed at each balance sheet date. Accordingly, the Company has made no additional provision during the year ended September 28, 2007 as a result of the proposed audit adjustments in the RARs.

The Company has agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact to the Company of $458 million, and during the third quarter of 2007, the Company paid $458 million, of which $163 million relates to the Company's discontinued operations. The Company appealed other proposed tax audit adjustments totaling approximately $1 billion, and, as Audit Managing Party as specified in the Tax Sharing Agreement, the Company intends to vigorously defend its prior filed tax return positions. The Company continues to believe that the amounts recorded in its financial statements relating to these tax adjustments are sufficient. However, the ultimate resolution of these matters is uncertain and could result in a material impact to the Company's financial position, results of operations or cash flows. In addition, ultimate resolution of these matters could result in the Company filing amended U.S. federal income tax returns for years subsequent to the current 1997 to 2000 audit period and could have a material impact on the Company's effective tax rate in future reporting periods.

Additionally, the IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics arising from alleged actions of former executives in connection with certain intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, we estimate the proposed penalties could range between $30 million and $50 million. The Company as Audit Managing Party will vigorously oppose the assertion of such penalties against Tyco Electronics, in part, because beginning in 2003 the Company discovered, investigated and reported the conduct at issue to the IRS and fully cooperated in the criminal prosecution of the Company's former Chief Tax Officer on a charge of willful filing of a false tax return.

Compliance Matters

As previously reported in our periodic filings, we have received and responded to various allegations and other information that certain improper payments were made by our subsidiaries in recent years. As previously reported, we have been informed that two subsidiaries in our Flow Control business in Italy have been named in a request for criminal charges filed by the Milan public prosecutor's office. We have reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that we have taken in response to the allegations. We also informed the DOJ and the SEC that we retained outside counsel to perform a company-wide baseline review of our policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), that we would continue to make periodic progress reports to these agencies, and that we would present our factual findings upon conclusion of the baseline review. We have and will continue to communicate with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by us in the course of our ongoing compliance activities. Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its response to these allegations. To date, the baseline review has revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, we cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that we may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our financial position, results of operations or cash flows.

Any judgment required to be paid or settlement or other cost incurred by Tyco in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of Tyco to Covidien or Tyco Electronics, respectively, and provides that Tyco will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among Tyco, Covidien and Tyco Electronics.

The German Federal Cartel Office ("FCO") charged that certain German subsidiaries in Tyco's Flow Control business have engaged in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. Tyco investigated this matter and determined that the conduct may have violated German anti-trust law. Tyco is cooperating with the FCO in its investigation of this violation. Tyco cannot estimate the range of potential loss that may result from this violation. It is possible that the Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our financial position, results of operations or cash flows.

Indenture Trustee Litigation

On June 4, 2007, The Bank of New York ("BONY"), as indenture trustee under the indentures dated as of June 9, 1998 and November 12, 2003, of Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of Tyco, commenced an action against TIGSA and Tyco in the United States District Court for the Southern District of New York. BONY served an amended complaint on October 18, 2007, which added Tyco International Finance S.A. ("TIFSA") as an additional defendant. As amended, the complaint alleges that the Separation breached the indentures and seeks damages on behalf of noteholders in excess of $4.1 billion, consisting of principal plus accrued interest on the notes issued under the indentures, plus a "make-whole" amount payable under the indentures in the event of early redemption of the notes. The amended complaint also seeks a judgment declaring that BONY was not required to sign supplemental indentures proposed by TIGSA, TIFSA and Tyco in connection with the Separation. BONY also seeks a declaratory judgment that TIGSA is obligated to pay BONY reasonable compensation and to reimburse BONY for all reasonable expenses, including attorneys' fees incurred in connection with the Separation and in resolving the proper interpretation of the indentures. On November 15, 2007, Tyco and TIFSA filed counterclaims against BONY, alleging that its refusal to sign the supplemental indentures in connection with the Separation and the filing of the amended complaint constituted a breach of the indentures and a breach of the duty of good faith and fair dealing implied in the indentures. They seek unspecified damages on these claims. Tyco and TIFSA also seek a declaratory judgment that no default has occurred and that BONY is required to sign the supplemental indentures.

On November 8, 2007, BONY delivered to the Company a Notice of Events of Default, claiming that the actions taken by the Company in connection with the Separation constitute events of default under the indentures. The claims made in the Notice of Events of Default are the same as those alleged by BONY in the litigation, and the Company continues to believe that no default or event of default has occurred. The indentures provide for a 90-day cure period following delivery of the notice of default, after which BONY could declare any outstanding amounts under the indentures immediately due and payable. We would contest such an acceleration.

TIGSA, TIFSA and Tyco continue to believe that the Separation and the proposed supplemental indentures are permitted under the indentures and that no "make-whole" amount is payable. The Company intends to vigorously defend the claims of default and believes it will prevail in legal proceedings.

If we did not have liquidity available to repay the outstanding debt under the 1998 and 2003 indentures under our 364-day bridge facility, such an acceleration of the outstanding notes would have permitted a majority of the lenders under each of our bank and letter of credit facilities to demand repayment of amounts outstanding under those facilities, and to terminate their commitments to extend additional credit thereunder. As a result, on November 27, 2007, the Company secured additional firm commitments from certain of its lenders under the bridge facility, providing the Company with additional borrowings of up to $4.0 billion to repay such notes. The additional commitments expire on, and any borrowings under the facility would mature on, November 25, 2008. The facility may only be used to repay, settle or otherwise extinguish the amounts required to be paid in connection with the litigation with BONY.

Other Matters

Earth Tech v. City of Phoenix is a contract dispute arising from Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. On

December 21, 2005, Earth Tech filed a lawsuit against the City of Phoenix in the Maricopa County Superior Court alleging $3 million in damages plus interest for the City's failure to pay dewatering and computer systems costs related to the 91st Avenue project. After the City rejected Earth Tech's administrative claim against the City, Earth Tech filed and served a First Amended Complaint upon the City of Phoenix. In its First Amended Complaint, Earth Tech alleged eighteen causes of action and requested the following: (i) a recovery of at least $73 million for the value of the services performed by Earth Tech in connection with the contract; (ii) a rescission of the contract; (iii) an equitable adjustment of the Contract price for additional dewatering services and the Computer Control System; and (iv) costs for demobilization and termination of the contract. The City of Phoenix filed a Motion to Dismiss rather than filing an answer to the First Amended Complaint on May 18, 2006. The Court granted the City's Motion to Dismiss without prejudice on September 19, 2006 allowing Earth Tech 30 days to file a Second Amended Complaint. Earth Tech filed its Second Amended Compliant against the City of Phoenix on September 25, 2006. In connection with this matter, the Company has assets, which it has assessed as recoverable, of $50 million at September 28, 2007 and September 29, 2006.

On December 29, 2005, the City of Phoenix filed a lawsuit against Earth Tech, Inc., its surety, Federal Insurance Company and other unnamed parties in the Maricopa County Superior Court; *The City of Phoenix v. Earth Tech, Inc.; Federal Insurance Company and John Does 1-50*. The lawsuit is in connection with the City of Phoenix's termination on August 12, 2005 of Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. The City alleges the following causes of action: (i) Earth Tech breached its Pre-Construction Services and Construction Management at Risk Contracts; (ii) Earth Tech did not properly, reasonably or timely manage, supervise or inspect the work under the Contracts; (iii) Federal Insurance breached the terms and conditions of the performance bond; and (iv) Federal Insurance failed to investigate the City's Bond Claims. The City requested unspecified general, consequential, incidental, special and liquidated damages plus interest as its relief. On February 8, 2006, Earth Tech filed a Motion to Dismiss the City's Complaint in which Federal Insurance Company joined. The Court denied Earth Tech's Motion to Dismiss on September 25, 2006. The City of Phoenix filed an Amended Complaint against Earth Tech and Federal Insurance on September 25, 2006. In the Amended Complaint, the City of Phoenix alleged damages of $128 million.

The Presiding Judge of Maricopa County Superior Court on July 11, 2006 consolidated all of the pending lawsuits related to this dispute on the Court's complex litigation docket. On June 6, 2007, the Court granted Earth Tech's motion for partial summary judgment, ordering that application of Arizona's Prompt Payment Act was appropriate and that any material inconsistencies in the contract be resolved in favor of the Act's requirements. On October 19, 2007, Earth Tech filed a second motion related to the Prompt Payment Act, arguing that the City of Phoenix breached its contract with Earth Tech by failing to make payment on a Payment Application that was deemed certified and approved under the Proper Payment Act. The Court is likely to rule on the motion sometime in the spring of 2008. Tyco cannot predict the outcome of this matter and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of this matter.

Fitzpatrick Contractors Limited v. Tyco Fire and Integrated Solutions (UK) Ltd. On July 18, 2007, Fitzpatrick Contractors Limited ("FCL") commenced an action against Tyco Fire and Integrated Solutions (UK) Ltd. in the High Court of Justice, Queen Bench Division, Technology and Construction Court, United Kingdom, alleging that Tyco entered into a binding contract in 2002 for the design, manufacture and installation of mechanical and electrical works for the refurbishment of a portion of London Transport's Blackwell Tunnel. FCL seeks a declaratory judgment that a contract was formed between the parties and seeks damages for breach of contract in the amount of approximately $38 million. Tyco believes it has valid counterclaims for unpaid amounts owed to it by FCL for design work, purchased equipment and subcontracted construction work associated with the project, but denies that it entered a binding contract with FCL for the project and intends to defend this action vigorously. While it is not possible at this time to predict the final outcome of this dispute, Tyco does not believe this action will have a material adverse effect on its financial position, results of operations or cash flows.

Sensormatic Security Corp. v. Sensormatic Electronics Corp., ADT Security Services, Inc. and Wallace Computer Services, Inc. In April 2002, litigation was commenced in the United States District Court for the District of Maryland by a Sensormatic franchisee, Sensormatic Security Corp. ("SSC"), alleging breach of contract against Sensormatic and tortuous interference with contract against ADT and Wallace Computer Services, Inc., a party unrelated to Tyco. The litigation was based on allegedly unpaid commissions under a franchise agreement. The lawsuit also alleges that Sensormatic improperly authorized third parties (including ADT and Wallace) to sell in SSC's exclusive territory of Maryland, Virginia and the District of Columbia. Sensormatic has agreed to indemnify Wallace. SSC seeks an accounting, monetary damages (including punitive damages against ADT and Wallace), and injunctive relief. Sensormatic and ADT have denied SSC's allegations and asserted affirmative defenses. Sensormatic also filed a counterclaim seeking recovery of overpayments made to SSC. On September 7, 2006, the trial court denied in part and granted in part the parties' cross motions for summary judgment. Among other things, the Court ruled that SSC has the right to commissions on all Sensormatic CCTV products (not just SensorVision systems) if sold for automatic theft detection in the franchise territory and SSC has the right to commissions on CCTV indirect sales if sold for automatic theft detection in the franchise territory. Sensormatic and ADT intend to appeal those rulings. Sensormatic and ADT will continue to vigorously defend the litigation. While it is not possible at this time to predict the final outcome of this dispute, Tyco does not believe this action will have a material adverse effect on its financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The number of registered holders of Tyco's common shares at November 15, 2007 was 26,295.

Tyco common shares are listed and traded on the New York Stock Exchange ("NYSE") and the Bermuda Stock Exchange under the symbol "TYC." The following table sets forth the high and low closing sales prices of Tyco common shares as reported by the NYSE, and the dividends paid on Tyco common shares, for the quarterly periods presented below. In connection with the Separation, effective June 29, 2007, the Company, as approved by its Board of Directors, effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Shareholder approval for the reverse stock split was obtained at the March 8, 2007 Special General Meeting of Shareholders. Market price range was adjusted for the Separation. Dividends per common share reflect the reverse stock split only.

	Year Ended September 28, 2007			Year Ended September 29, 2006		
	Market Price Range		Dividend Per Common Share	Market Price Range		Dividend Per Common Share
Quarter	High	Low		High	Low	
First	$48.69	$43.81	$0.40	$46.40	$40.33	$0.40
Second	52.09	46.57	0.40	48.69	38.90	0.40
Third	53.83	49.88	0.80	44.70	40.44	0.40
Fourth	53.36	40.59	—	43.90	39.57	0.40
			$1.60			$1.60

Dividend Policy

On September 13, 2007, Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.15 per share payable on November 1, 2007 to shareholders of record of Tyco International Ltd. post Separation on October 1, 2007. The dividend per common share in the above table represents that of Tyco pre-Separation, which included Covidien and Tyco Electronics. Following the Separation, Covidien and Tyco Electronics declared quarterly dividends as independent public companies. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our Board of Directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other factors the Board of Directors deems relevant. Additionally, we may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Tyco to pay dividends.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco's common shares against the cumulative return on the S&P 500 Index and the Dow Jones Industrial Diversified Index, assuming investment of $100 on September 30, 2002, including the reinvestment of dividends. The graph shows the cumulative total return as of the fiscal years ended September 30, 2003, 2004, 2005, September 29, 2006 and September 28, 2007.



$250
$200
$150
$100
$50
$0
9/02
9/03
9/04
9/05
9/06
9/07
Tyco International Ltd.
S&P 500
Dow Jones Industrial Diversified

	9/02	9/03	9/04	9/05	9/06	9/07
Tyco International Ltd.	$100.00	$145.33	$218.47	$200.98	$204.18	$209.64
S&P 500	100.00	124.40	141.65	159.01	176.17	205.13
Dow Jones Industrial Diversified	100.00	126.24	155.58	159.29	170.66	211.64

Equity Compensation Plan Information

The following table provides information as of September 28, 2007 with respect to Tyco's common shares issuable under its equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2004 Stock and Incentive Plan[1]	19,943,812	$50.62	30,812,860
LTIP I Plan[2]	5,232,975	$40.69	—
ESPP[3]	—	—	3,088,945
	25,176,787		33,901,805
Equity compensation plans not approved by security holders:			
LTIP II Plan[4]	8,175,175	$53.49	—
SAYE[5]	734,860	$23.30	7,064,900
	8,910,035		7,064,900
Total	34,086,822		40,966,705

[1] The Tyco International Ltd. 2004 Stock and Incentive Plan (the "2004 Plan") provides for the award of stock options, restricted shares and other equity or equity-based awards to Board members, officers and non-officer employees. Amount shown under shares outstanding includes 114,299 deferred stock unit ("DSU") grants and dividend equivalents earned on each DSU account, 14,783,049 shares to be issued upon exercise of options, 964,523 restricted shares, 3,550,631 restricted stock units and 531,310 performance share units ("PSUs") representing target payout. Amount shown under shares available reflects the aggregate shares available under the LTIP I, LTIP II and 2004 Plans. Shares available under the LTIP I and LTIP II Plans in March 2004 were rolled into the 2004 Plan as of the inception of the Plan.

[2] The Tyco International Ltd. Long Term Incentive Plan (the "LTIP I Plan") provides for the grant of stock options and other equity or equity-based grants to Board members, officers and non-officer employees. Amounts shown exclude 567,486 outstanding stock options assumed in connection with acquisitions at a weighted-average exercise price of $64.61. No additional options may be granted under those assumed plans. Amount shown includes 4,318,622 shares to be issued upon exercise of options, 914,353 DSU grants, and dividend equivalents earned on each DSU account. The shares will be issued upon exercise. Under the terms of the 2004 Plan, adopted in March, 2004, no additional options, equity or equity-based grants will be made under the LTIP I Plan. The shares granted under the LTIP I Plan will be issued upon exercise under the 2004 Plan.

[3] This table includes 3,088,945 shares available for future issuance under the Tyco Employee Stock Purchase Plan (the "ESPP"), which represents the number of remaining shares registered for issuance under this plan. All of the shares delivered to participants under the ESPP are purchased in the open market. During 2007, the ESPP was suspended in connection with the Separation. We expect to reinstate the ESPP during 2008.

[4] The Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan") provides for the grant of stock options and other equity or equity-based grants to employees who are not officers of Tyco. Under this plan, non-officer employees or former employees of Tyco or a subsidiary could receive: (i) options to purchase Tyco common shares; (ii) stock appreciation rights; (iii) awards payable in cash, common shares, other securities or other property, based on the achievement of performance goals; (iv) dividend equivalents, consisting of a right to receive payments equivalent to dividends declared on Tyco common shares; and (v) other stock-based awards as determined by the Compensation and Human Resources Committee. The exercise price of options and stock appreciation rights would generally be fair market value on the date of grant, but could be lower in certain circumstances. No individual could receive awards for more than 12,000,000 shares (or 3,000,000 shares on a post reverse stock split basis) in any calendar year. Terms and conditions of awards were determined by the Committee. Awards could be deferred, and could be payable in any form the Committee determined, including cash, Tyco common shares, other securities or other property. The Committee may modify awards in recognition of unusual or nonrecurring events, including a change of control. Under the terms of the 2004 Plan, adopted in March 2004, no additional

options, equity or equity-based grants will be made under the LTIP II Plan. The shares granted under the LTIP II Plan will be issued at vesting under the 2004 Plan.

(5) The Tyco International Ltd. UK Savings Related Share Option Plan (the "SAYE Plan") is a UK Inland Revenue approved plan for UK employees pursuant to which employees may be granted options to purchase shares at the end of three years of service at a 15% discount off the market price at time of grant. Employees make monthly contributions that are, at the election of the employee, used for the purchase price or returned to the employee. The total amount of shares that may be purchased at the end of the three years of service is equal to the total of the monthly contributions, plus a tax-free bonus amount equal to a multiple of the aggregate amount of monthly contributions, divided by the option price. An option will generally be exercisable only during the period of six months following the three-year period. The plan is administered by the Company's Senior Vice President of Human Resources, as delegated by the Compensation and Human Resources Committee. The Senior Vice President of Human Resources, among other things, determines when to grant options and sets the option price in accordance with the SAYE Plan's rules.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
6/30/07–7/27/07	35,111	$52.97	—	—
7/28/07–8/31/07	9,530	$52.36	—	—
9/1/07–9/28/07	1,273,797	$44.50	1,267,500	—

The transactions described in the table above primarily represent the repurchase of common shares on the NYSE as part of the $1.0 billion share repurchase program approved by the Board of Directors in September 2007. The average price paid per share is calculated by dividing the total cash paid for the shares by the total number of shares repurchased. Approximately $944 million remained outstanding under this share repurchase program at September 28, 2007. The Company, through an affiliate, also acquires shares from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares. Approximately 51,000 shares were acquired in these vesting-related transactions outside of the share repurchase program during the quarter ended September 28, 2007.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of Tyco. This data is derived from Tyco's consolidated financial statements for the five years ended September 28, 2007, September 29, 2006, September 30, 2005, 2004 and 2003, respectively. In connection with the Separation, effective June 29, 2007, the Company, as approved by its Board of Directors, effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Share and per share data for all periods presented have been adjusted to reflect the reverse stock split. This selected financial data should be read in conjunction with Tyco's Consolidated Financial Statements and related notes included elsewhere in this Annual Report as well as the section of this Annual Report titled Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2007[1]	2006[2]	2005[3]	2004[4]	2003[5][6]
	(in millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$18,781	$17,336	$16,665	$16,029	$14,726
(Loss) income from continuing operations	(2,519)	823	581	345	(439)
Net (loss) income	(1,742)	3,590	3,094	2,822	966
Basic earnings per share:					
(Loss) income from continuing operations	(5.09)	1.64	1.15	0.69	(0.88)
Net (loss) income	(3.52)	7.14	6.15	5.64	1.94
Diluted earnings per share:					
(Loss) income from continuing operations	(5.09)	1.60	1.13	0.68	(0.88)
Net (loss) income	(3.52)	6.95	5.85	5.60	1.94
Cash dividends per share[7]	1.60	1.60	1.25	0.20	0.20
Consolidated Balance Sheets Data (End of Period)[8]:					
Total assets	$32,815	$63,011	$62,465	$63,718	$63,174
Long-term debt	4,076	8,853	10,072	13,917	16,992
Shareholders' equity	15,624	35,387	32,619	30,399	26,451

(1) Loss from continuing operations for the year ended September 28, 2007 includes a class action settlement charge, net of $2.862 billion, $105 million of separation costs, a $46 million goodwill impairment charge related to the reorganization to a new management and segment reporting structure, net restructuring and asset impairment charges of $217 million, a net loss on divestitures of $4 million, $120 million of incremental stock option charges required under Statement of Financial Accounting Standards ("SFAS") No. 123R, *"Share-Based Payment,"* a $259 million loss related to the early retirement of debt and $95 million of tax charges related to the Separation primarily for the write-off of deferred tax assets that will no longer be realizable. Net loss also includes $777 million of income, net of income taxes, from discontinued operations.

(2) Income from continuing operations for the year ended September 29, 2006 includes a charge of $100 million related to the Voluntary Replacement Program, which is included in cost of sales. Also included are $49 million of separation costs, a net loss on divestitures of $2 million, net restructuring and asset impairment charges of $13 million, $84 million of incremental stock option charges required under SFAS No. 123R, $72 million of income related to a settlement with a former executive and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. Net income includes $2,781 million of income, net of income taxes, from discontinued operations as well as a $14 million loss, net of income taxes, related to the cumulative effect adjustment recorded in conjunction with the adoption of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 47, "*Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143*" (see Note 7 to the Consolidated Financial Statements).

(3) Income from continuing operations for the year ended September 30, 2005 includes a net loss on divestitures of $23 million, net restructuring and asset impairment charges of $18 million, a $70 million charge related to certain former executives' employment, a $50 million charge related to an SEC enforcement action, a loss of $405 million related to the retirement of debt as well as $109 million of income related to a court-ordered restitution award. Net income also includes $2,492 million of income, net of income taxes, from discontinued operations as well as a $21 million gain, net of income taxes, related to a cumulative effect adjustment recorded in conjunction with the change in measurement date for pension and postretirement benefit plans (see Note 7 to the Consolidated Financial Statements).

(4) Income from continuing operations for the year ended September 30, 2004 includes a charge of $59 million related to divestitures, net restructuring and asset impairment charges of $272 million, and a loss of $113 million related to the retirement of debt. Net income also includes a $2,477 million loss, net of income taxes, from discontinued operations.

(5) In 2003, Tyco consolidated variable interest entities in accordance with the transition provisions of FIN No. 46, "*Consolidation of Variable Interest Entities*." As a result, Tyco recorded a cumulative effect adjustment of $75 million, net of income taxes.

(6) Income from continuing operations for the year ended September 30, 2003 includes net restructuring charges of $6 million, charges for the impairment of long-lived assets of $160 million, additional changes in estimates of $331 million which arose from the Company's intensified internal audits and detailed controls and operating reviews; a charge of $91 million for a retroactive incremental premium on prior period directors and officers insurance and a loss related to the retirement of debt of $51 million. Net income also includes $1,480 million of income, net of income taxes, from discontinued operations.

(7) On September 13, 2007 Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.15 per share payable on November 1, 2007 to shareholders of record of Tyco International Ltd. post Separation on October 1, 2007. On December 9, 2004, the Board of Directors approved an increase in the quarterly dividend on our common shares from $0.05 to $0.40 per share. As a result, in 2005, Tyco paid a quarterly cash dividend of $0.05 per common share in the first quarter of 2005 and $0.40 per common share thereafter. Prior to 2005, Tyco paid a quarterly cash dividend of $0.05 per common share for all periods presented.

(8) The decrease in total assets, long-term debt and shareholders' equity in 2007 is primarily related to the spin-offs of Covidien and Tyco Electronics.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information."

Introduction

The Consolidated Financial Statements include the consolidated results of Tyco International Ltd., a company organized under the laws of Bermuda, and its subsidiaries (hereinafter collectively referred to as "we," the "Company" or "Tyco") and have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States ("GAAP").

In connection with the Separation, Tyco Healthcare changed its name to Covidien Ltd. ("Covidien"). As Covidien and Tyco Electronics historically accounted for 55% of our revenues, we have realigned our management and segment reporting structure and report financial and operating information in the following five segments, effective March 31, 2007:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems to commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries.
- *Safety Products* designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.
- *Electrical and Metal Products* designs, manufactures and sells steel tubing and pipe products, as well as cable products, including pre-wired armored cable and flexible conduit products for commercial construction.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other. During the fourth quarter of 2007, Infrastructure Services, previously reported as part of Corporate and Other, met the held for sale criteria and has been included in discontinued operations in all periods presented.

References to the segment data are to the Company's continuing operations. Prior period amounts have been reclassified to exclude the results of discontinued operations.

Overview

Effective June 29, 2007, Tyco completed the spin-offs of Covidien and Tyco Electronics, formerly Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. The distribution was made on June 29, 2007, to Tyco shareholders of record on June 18, 2007, the record date. Each Tyco shareholder received 0.25 of a common share of each of Covidien and Tyco Electronics for each Tyco common share held on the record date. Tyco shareholders received cash in lieu of fractional shares for amounts of less than one Covidien or Tyco Electronics common share. The distribution was structured to be tax-free to Tyco shareholders except to the extent of cash received in lieu of fractional shares. As a result of the distribution, the operations of Tyco's former Healthcare and Electronics businesses are now classified as discontinued operations in all periods presented.

Additionally, on the distribution date, the Company, as approved by its Board of Directors, effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Shareholder approval for the reverse stock split was obtained at the March 8, 2007 Special General Meeting of Shareholders. Share and per share data for all periods presented have been adjusted to reflect the reverse stock split.

We have and will continue to incur separation costs related to debt refinancing, tax restructuring, professional services and employee-related costs. We currently estimate that the total income statement charges will be approximately $1.4 billion, after-tax, much of which will be reflected as discontinued operations. During 2007 and 2006, the Company incurred pre-tax costs related to the Separation, including the $647 million loss on early extinguishment of debt in 2007, of $1,083 million and $169 million, respectively. Of this amount, $105 million and $49 million is included in separation costs, $259 million and $0 million related to loss on early extinguishment of debt is included in other expense, net and $719 million and $120 million is included in discontinued operations, respectively. Most of the remaining charges are expected to be incurred during the first six months of fiscal 2008.

Additionally, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that will no longer be realizable of $183 million, of which $95 million is included in income taxes and $88 million is included in discontinued operations.

On April 27, 2007, in connection with the Separation, Tyco and certain of its subsidiaries that are issuers of its corporate debt commenced tender offers to purchase for cash substantially all of its outstanding U.S. dollar denominated public debt. Additionally, on April 30, 2007, Tyco International Group S.A., a wholly-owned subsidiary of the Company ("TIGSA"), commenced tender offers to purchase for cash all of its outstanding Euro and Pound Sterling denominated public debt. In connection with the debt tender offers, Tyco incurred a pre-tax charge for the early extinguishment of debt of approximately $647 million, for which no tax benefit is available.

In connection with the Separation, during the third quarter of 2007 we reorganized to a new management and segment reporting structure. As part of these organizational changes, we assessed new reporting units, assigned goodwill to the new reporting units and tested goodwill for impairment. As a result, we recognized a goodwill impairment of $46 million in 2007 in the ADT Worldwide segment.

We remain committed to returning excess cash to shareholders. In September 2007, Tyco's Board of Directors approved a new $1.0 billion share repurchase program under which, we repurchased 1.3 million of our common shares for $56 million. During 2007 we also completed the $2.0 billion share repurchase program approved by the Board of Directors in May 2006. Additionally, during 2006 we completed the $1.5 billion share repurchase program approved by the Board of Directors in July of 2005. During 2007, we paid dividends of $791 million to shareholders. On September 13, 2007 Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.15 per share payable on November 1, 2007 to shareholders of record of Tyco International Ltd. post Separation on October 1, 2007.

During 2007, we sold Aquas Industriales de Jose, C.A. ("AIJ"), a joint venture that was majority owned by Infrastructure Services, for $42 million in net cash proceeds and a pre-tax gain of $19 million was recorded. AIJ met the held for sale and discontinued operations criteria and has been included in discontinued operations in all periods presented.

We are continuing to assess the strategic fit of our various businesses and are considering additional divestitures where businesses do not align with our long term vision. Tyco will explore a number of strategic alternatives for under-performing or non-strategic businesses including possible divestiture. In July 2007, the Board of Directors approved for divestiture Infrastructure Services which was previously reported as part of Corporate and Other. Infrastructure Services had total net revenue of $1.3 billion and operating income of $53 million in 2007. Infrastructure Services met the held for sale criteria in the fourth quarter of 2007 and has been included in discontinued operations in all periods presented.

To further improve operating efficiency, during the first quarter of 2007, we launched a restructuring program across all segments, including the corporate organization, which will streamline some of the businesses and reduce the operational footprint. We expect to incur charges related to the program of approximately $350 million to $400 million through the end of 2008. During 2007, we incurred charges of $204 million, of which $7 million was recorded in cost of sales, and utilized cash of $70 million related to this program. We believe this restructuring program will strengthen our competitive position over the long term.

Class Action Settlement

On May 14, 2007, Tyco entered into a Memorandum of Understanding with plaintiffs' counsel in connection with the settlement of 32 purported securities class action lawsuits.

Under the terms of the Memorandum of Understanding, the plaintiffs agreed to release all claims against Tyco, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion from Tyco to the certified class. The parties to the Memorandum of Understanding have applied to the court for approval of the settlement agreement. On July 13, 2007, the U. S. District Court in Concord, New Hampshire granted preliminary approval of the settlement. On November 2, 2007, the final fairness hearing for the class settlement was held. The Court indicated it would approve the settlement and stated a formal ruling would be issued in a few weeks. If the settlement agreement does not receive final court approval, the Memorandum of Understanding will be null and void. By December 28, 2007, class participants must file their proofs of claim demonstrating their right to recovery under the class settlement.

The deadline for deciding not to participate in the class settlement was September 28, 2007. As of such date, Tyco had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. These individuals and entities may pursue their claims separately against Tyco and any judgments resulting from such claims would not reduce the settlement amount. One entity, Franklin Mutual Advisers, LLC, has filed a complaint against Tyco on September 24, 2007 in an action styled *Franklin Mutual Advisers, LLC v. Tyco International Ltd.* in the United States District Court for the District of New Jersey alleging violations of Section 11 of the Securities Act of 1933, 15 U.S.C. Sec. 77(b), Section 10(b) of the Securities and Exchange Act of 1934, 15 U.S.C. Sec. 78(b), and Rule 10b-5 promulgated thereunder and Section 18 of the Securities and Exchange Act of 1934, 15 U.S.C. Sec. 78(k) in connection with the plaintiffs' purchases and sales of Tyco securities between June 4, 2001 and April 30, 2002. The plaintiffs seek unspecified compensatory damages and reasonable attorneys' fees and costs. Tyco has requested that this action be transferred to the United States District Court for the District of New Hampshire. Tyco intends to vigorously defend the litigation. It is not possible at this time to predict the final outcome or to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of the *Franklin* matter or other unasserted claims from individuals that have opted-out.

Under the terms of the Separation and Distribution Agreement entered into in connection with the Separation, each of Tyco, Covidien and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement and any judgments resulting from opt-out claims. Additionally, under the Separation and Distribution Agreement, the companies share in the liability and related escrow accounts, with Tyco assuming 27%, Covidien 42% and Tyco Electronics 31% of the settlement amount.

Tyco incurred a charge to expense, for which no tax benefit is available, and a current liability of $2.975 billion in 2007. The Company has also recovered or expects to recover certain of these costs from insurers. As such, the Company recorded $113 million of recoveries in connection with the class action settlement in its Consolidated Statements of Operations. Tyco borrowed under its unsecured bridge and credit facilities to fund the liability and placed the proceeds in escrow for the benefit of the class. In connection with the Separation, Covidien and Tyco Electronics assumed their portion of the related borrowing. The escrow accounts will earn interest that is payable to the class. Interest is also accrued on the class action settlement liability. Based on the Separation and Distribution Agreement, at September 28, 2007 Tyco had a receivable from Covidien and Tyco Electronics for their portion of the liability of $1,257 million and $927 million, respectively, and a payable to Covidien and Tyco Electronics for their interest in the escrow accounts. Receivables and payables that pertain to the class action settlement and related escrow accounts with the same counterparty are presented net in the consolidated balance sheet. Tyco's portion of the liability is $808 million. Additionally, Tyco has paid $73 million and recorded payables of $9 million at September 28, 2007, with an offset to shareholders' equity for amounts due to Covidien and Tyco Electronics for their portion of the insurance recovery.

Operating Results

Net revenue and net income for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Revenue from product sales	$12,095	$10,974	$10,342
Service revenue	6,686	6,362	6,323
Net revenue	$18,781	$17,336	$16,665
Operating (loss) income	$(1,715)	$ 1,370	$ 1,191
Interest income	102	43	39
Interest expense	(313)	(279)	(322)
Other expense, net	(255)	—	(296)
(Loss) income from continuing operations before income taxes and minority interest	(2,181)	1,134	612
Income taxes	(334)	(310)	(29)
Minority interest	(4)	(1)	(2)
(Loss) income from continuing operations	(2,519)	823	581
Income from discontinued operations, net of income taxes	777	2,781	2,492
(Loss) income before cumulative effect of accounting change	(1,742)	3,604	3,073
Cumulative effect of accounting change, net of income taxes	—	(14)	21
Net (loss) income	$(1,742)	$ 3,590	$ 3,094

Net revenue increased $1.4 billion, or 8.3%, for 2007 as compared to 2006 as a result of growth in all of our segments. The increase in net revenue was largely driven by Flow Control as a result of volume growth from continued strength in most industrial end markets. In addition, ADT Worldwide had strong growth in Asia and Latin America, as well as growth in its recurring revenue base and contracting revenue in North America. Fire Protection Services experienced continued growth in electronic and mechanical contracting. Foreign currency exchange rates positively affected 2007 by $586 million while the net impact of acquisitions and divestitures negatively affected 2007 by $48 million.

Operating income decreased $3.1 billion for 2007. Operating income was primarily impacted by the class action settlement charge, net of $2.862 billion. Revenue growth in all segments was partially offset by lower margins in Electrical and Metal Products primarily due to unfavorable spreads on both steel and copper products. Additionally, operating income was impacted by costs incurred relating to the Separation and the restructuring program announced in November 2006. Separation related costs impacted operating income by $105 million for 2007 and $49 million for 2006. Restructuring and asset impairment charges, net impacted operating income by $217 million for 2007. Also impacting operating income was a goodwill impairment charge of $46 million due to the reorganization into our new management and segment reporting structure. Divestiture charges impacted 2007 by $4 million. Restructuring, asset impairment and divestiture charges, net were $15 million for 2006.

Net revenue increased $671 million, or 4.0%, for 2006 as compared to 2005 as a result of growth in four of our segments. The increase in net revenue was largely driven by Flow Control as a result of volume growth from strength in most industrial end markets. In addition, revenue growth was favorably impacted by increased selling prices of armored cable products due to higher costs of copper within Electrical and Metal Products during 2006. Foreign currency exchange rates negatively affected 2006 by $85 million while the net impact of acquisitions and divestitures negatively affected the period by $118 million.

Operating income increased $179 million, or 15.0%, for 2006 while operating margin increased 0.8 percentage points to 7.9%. The increase in operating income was driven by growth in three of our segments as well as reduced operating expenses in corporate, partially offset by lower margins in ADT Worldwide and Safety Products. Operating income for 2006 was unfavorably affected by a $100 million charge relating to a pre-existing voluntary replacement program for certain sprinkler heads, incremental stock option charges of $84 million as required under SFAS No. 123R, "*Share-Based Payments*," Separation related costs of $49 million and net restructuring, asset impairment and divestiture charges of $15 million. Operating income for 2006 also included $72 million of income related to the extinguishment of certain payment obligations under a split dollar life insurance policy and rabbi trust pursuant to a settlement with Mr. Kozlowski, former Chief Executive Officer, and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. Operating income during 2005 was negatively affected by net restructuring, asset impairment and divestiture charges of $40 million. In addition, 2005 was unfavorably affected by a charge of $50 million related to an SEC enforcement action and a $70 million charge for estimated contingencies related to contested legal proceedings seeking to enforce retention agreements for five former executives.

Results by Geographic Area

Net revenue by geographic area for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 was as follows ($ in millions):

	2007	2006	2005
Net revenue[1]:			
United States	$ 8,884	$ 8,613	$ 8,161
Other Americas	1,445	1,358	1,255
Europe, Middle East and Africa ("EMEA")	5,462	4,825	4,876
Asia-Pacific	2,990	2,540	2,373
	$18,781	$17,336	$16,665

[1] Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Segment Results

The segment discussions that follow describe the significant factors contributing to the changes in results for each of our realigned segments included in continuing operations.

ADT Worldwide

Net revenue, operating income and operating margin for ADT Worldwide for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Revenue from product sales	$2,734	$2,546	$2,471
Service revenue	4,914	4,659	4,633
Net revenue	$7,648	$7,205	$7,104
Operating income	$ 842	$ 907	$ 952
Operating margin	11.0%	12.6%	13.4%

Net revenue by geographic area for ADT Worldwide for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 was as follows ($ in millions):

	2007	2006	2005
North America	$4,093	$3,980	$3,930
Europe, Middle East and Africa	2,574	2,368	2,399
Rest of World	981	857	775
	$7,648	$7,205	$7,104

Net revenue for ADT Worldwide increased 6.1% during 2007, with product revenue up 7.4% and service revenue up 5.5%, as compared to 2006. Revenue from product sales includes sales and installation of electronic security and other systems. Service revenue is comprised of electronic security services and maintenance, including the monitoring of burglar alarms, fire alarms and other life safety systems as well as services related to retailer anti-theft systems. The 2.8% revenue growth in North America resulted largely from an increase in commercial installations, primarily in the retailer market, as well as an increase in the recurring revenue base. Revenue in the EMEA region grew 8.7%, primarily driven by favorable changes in foreign currency exchange rates. The 14.5% revenue growth in the Rest of World geographies was primarily driven by strong growth in Asia and Latin America and, to a lesser extent, favorable changes in foreign currency exchange rates. Overall, net revenue was favorably affected by $213 million due to changes in foreign currency exchange rates while the net impact of acquisitions and divestitures unfavorably impacted net revenue by $3 million.

North America is the most profitable geographic area for ADT Worldwide with 2007 and 2006 operating margin of 17.1% and 16.6%, respectively. ADT EMEA, while profitable with 2007 and 2006 operating margin of 3.1% and 6.3%, respectively, has strong future prospects but is not performing to the level we believe is attainable. As part of our long term program to improve profitability in ADT EMEA, several specific actions have been started, including the appointment of new general management and initiation of an estimated $90 million restructuring program to improve field efficiency, operations and consolidate certain administrative functions. We incurred charges of $69 million related to this restructuring program in 2007 which negatively impacted operating margins.

Attrition rates for customers in our ADT Worldwide business continued to improve, declining to an average of 12.3% on a trailing 12-month basis for 2007, as compared to 14.2% for 2006 and 15.0% in 2005. As a result of our ongoing review of attrition rates and other pertinent factors affecting the related patterns in which revenues are expected to be earned, management reassessed amortization and depreciation methods and lives for its company-owned security systems and dealer intangible assets and made adjustments in 2007 (see Note 1).

Operating income of $842 million in 2007 decreased $65 million from $907 million in 2006. Factors that positively impacted operating income included increased volume, operational efficiencies and reductions to depreciation and amortization expense, of $26 million. The decrease to depreciation and amortization expense resulted from changes to the depreciation method and estimated useful lives for pooled subscriber assets and changes to the estimated useful lives of dealer intangible assets. These increases were more than offset by a goodwill impairment charge of $46 million, due to the reorganization of our management and segment reporting structure, as well as increased investment in selling and marketing in Americas and Asia. In addition, results for 2007 included net restructuring and asset impairment charges of $83 million, which were primarily related to actions to improve field efficiencies and consolidating certain administrative functions in Europe, and an impairment of certain indefinite lived intangible assets. Net restructuring, asset impairment and divestiture charges were $5 million in 2006.

During the fourth quarter of 2007, ADT Worldwide began converting certain North American customers to digital backup services in advance of the February 2008 analog-to-digital signal transition for wireless cellular carriers. Given the Company's experience with this conversion in the fourth quarter, we estimate that the cost of the conversion will negatively impact operating income by approximate $40 million to $50 million in the first half of 2008.

Net revenue for ADT Worldwide increased 1.4% during 2006, with product revenue up 3.0% compared to 2005. Revenue grew 10.6% in the Rest of World geographies, driven primarily by strong growth in Asia and Latin America. Revenue in North America was up slightly, while revenue in the EMEA region declined due to the continued high attrition of the legacy account base in Continental Europe. Net revenue was unfavorably affected by $35 million due to changes in foreign currency exchange rates while the net impact of acquisitions and divestitures unfavorably impacted net revenue by $19 million.

Operating income decreased $45 million in 2006 from 2005. Results for 2006 included net restructuring, asset impairment and divestiture charges of $5 million as compared to net restructuring, asset impairment and divestiture charges of $13 million in 2005. Operating income for 2006 was negatively affected by slightly lower gross margin, due largely to margin pressures in commercial contracting coupled with a slightly higher mix of lower-margin contracting revenue. These effects were partially offset by cost savings related to operational excellence initiatives. In addition, 2006 was unfavorably affected by incremental stock option charges of $14 million required under SFAS No. 123R.

Fire Protection Services

Net revenue, operating income and operating margin for Fire Protection Services for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Revenue from product sales	$1,901	$1,729	$1,626
Service revenue	1,605	1,552	1,556
Net revenue	$3,506	$3,281	$3,182
Operating income	$ 253	$ 239	$ 202
Operating margin	7.2%	7.3%	6.3%

Net revenue for Fire Protection Services increased $225 million, or 6.9%, during 2007 as compared to 2006, driven largely by a 9.9% increase in revenue from product sales. Revenue from product sales includes sales and installation of fire protection and other systems. Service revenue comprises inspection, maintenance, service and monitoring of fire detection and suppression systems. This increase was largely the result of strong growth in most regions which benefited from continuing strength in commercial construction activity in our focused end-markets. Changes in foreign currency exchange rates had a favorable impact of $99 million while divestitures had a negative impact of $30 million.

Operating income increased $14 million during 2007 as compared to 2006 resulting largely from increased volume, and improved margins, primarily in North America. Results for 2007 included net restructuring charges of $33 million, of which $1 million is included in cost of sales, primarily related to actions to improve field efficiencies and consolidate certain administrative functions in Europe, compared to no charges 2006.

Net revenue for Fire Protection Services increased $99 million, or 3.1%, during 2006 as compared to 2005, driven largely by a 6.3% increase in revenue from product sales. Most of the revenue increase occurred in North America, which experienced strong bookings and increasing backlog throughout most of the past two years. Revenue was unfavorably affected by $39 million related to divestitures and $22 million due to changes in foreign currency exchange rates.

Operating income increased $37 million in 2006 over 2005. Higher revenue, slightly improved gross margin and continued control of general and administrative expenses contributed to the improved operating results. Operating income for 2006 was also favorably affected by cost savings related to operational excellence initiatives and prior year restructuring programs. In addition, 2006 was unfavorably affected by incremental stock option charges of $8 million required under SFAS No. 123R.

Flow Control

Net revenue, operating income and operating margin for Flow Control for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Revenue from product sales	$3,618	$3,002	$2,690
Service revenue	148	133	116
Net revenue	$3,766	$3,135	$2,806
Operating income	$ 457	$ 356	$ 336
Operating margin	12.1%	11.4%	12.0%

Net revenue for Flow Control increased $631 million, or 20.1%, in 2007 as compared 2006. The increase in net revenue was largely driven by volume growth from continued strength in most industrial end markets with significant project growth in the energy and water sectors. Growth in these sectors was strong across all geographical regions, and, in particular, Asia-Pacific and Europe. Favorable changes in foreign currency exchange rates positively impacted revenue by $197 million while the net impact of acquisitions and divestitures unfavorably impacted net revenue by $16 million.

The increase in operating income of $101 million, or 28.4%, in 2007 as compared 2006 was primarily due to revenue growth, as well as improved utilization rates. The increase in operating income during 2007 was partially offset by net restructuring and asset impairment charges of $25 million, which includes $6 million in cost of sales, $3 million of divestiture charges, and $1 million of Separation costs.

Net revenue for Flow Control increased $329 million, or 11.7%, in 2006 as compared to 2005. The increase in net revenue was largely driven by volume growth from strength in most industrial end markets with substantial project growth in the energy, process and water sectors. Growth in these sectors was particularly strong in Asia-Pacific and the Americas. The increases in revenue were partially offset by unfavorable changes in foreign currency exchange rates of $43 million.

The increase in operating income in 2006 as compared to 2005 was due primarily to revenue growth mentioned above, along with the impact of operational excellence initiatives. This increase was partially offset by the impact of incremental stock option charges required under SFAS No. 123R of $7 million.

Safety Products

Net revenue, operating income and operating margin for Safety Products for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Revenue from product sales	$1,752	$1,660	$1,668
Service revenue	15	15	14
Net revenue	$1,767	$1,675	$1,682
Operating income	$ 286	$ 202	$ 278
Operating margin	16.2%	12.1%	16.5%

Net revenue for Safety Products increased $92 million, or 5.5%, during 2007 as compared to 2006 primarily from strong performance in the fire suppression and electronic security businesses. Favorable changes in foreign currency exchange rates of $48 million also contributed to the increase in revenue. The increase in the fire suppression business was driven by continued growth in the energy and marine sectors in the Americas and the Middle East as well as increased selling prices to help offset the significant cost increase of raw materials. The electronic security business also experienced favorable growth as a result of new product introductions and new market expansions. These increases were partially offset by continued softness in the life safety business in North America due to delays of federal assistance provided to fire departments.

Operating income increased $84 million to $286 million for the year ended September 28, 2007 compared to the prior year. Prior year results included a $100 million charge related to a pre-existing Voluntary Replacement Program ("VRP") for sprinkler heads in the fire suppression business. The deadline for filing claims to participate in the VRP ended on August 31, 2007. In light of the most current claims data, an additional $10 million charge was recorded in the fourth quarter of 2007.

Net revenue for Safety Products decreased $7 million during 2006 as compared to 2005 driven by the unfavorable impact of $56 million from divested businesses as well as delays of federal assistance provided to fire departments which unfavorably impacted the life safety business. These decreases were partially offset by stronger performance in the fire suppression business as a result of favorable market conditions in the United States, Middle East and China and new product introductions, including clean agent fire suppression systems. The electronic security business also experienced favorable growth as a result of new product introductions and new market expansions. Foreign currency exchange rates negatively impacted revenues by $7 million.

Operating income decreased $76 million in 2006 over 2005 primarily as a result of a $100 million charge related to a pre-existing voluntary replacement program for sprinkler heads in the fire suppression business. This charge reflected our updated estimate of the additional costs necessary to bring the program to completion. The decrease in operating income during 2006 was partially offset by volume growth and higher margins from new product introductions and price increases in the fire suppression and electronic security business, as well as cost reduction benefits from the 2004 restructuring programs. Also, 2006 results include the effect of incremental stock option charges required under SFAS No. 123R of $5 million.

Electrical and Metal Products

Net revenue, operating income and operating margin for Electrical and Metal Products for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Revenue from product sales	$1,970	$1,946	$1,795
Service revenue	4	3	3
Net revenue	$1,974	$1,949	$1,798
Operating income	$ 159	$ 319	$ 295
Operating margin	8.1%	16.4%	16.4%

Net revenue for Electrical and Metal Products increased $25 million, or 1.3%, in 2007 as compared to 2006. Favorable changes in foreign currency exchange rates of $20 million contributed to the increase in revenue. The increase in net revenue was largely driven by increased sales volume of armored cable products, steel tubular products, and higher selling prices and sales volumes in Brazil. These increases were largely offset by the impact of lower selling prices on steel tubular products in North America.

The decrease in operating income of $160 million, or 50.2%, in 2007 as compared to 2006 was primarily due to unfavorable spreads on both steel tubular and armored cable products. Income generated by higher sales volume for both armored cable and steel tubular products were more than offset by lower selling prices and higher raw material prices.

Net revenue for Electrical and Metal Products increased $151 million, or 8.4%, in 2006 as compared to 2005. The increase in net revenue in 2006 was largely driven by increased selling prices of armored cable products as a result of higher costs of copper and higher volumes of core steel products due to growth in the non-residential construction markets in North America. Favorable changes in foreign currency exchange rates of $15 million also contributed to the increase in revenue. The above increases in revenue were partially offset by the impact of lower selling prices on core steel products in North America mainly due to lower costs of steel and a slower market for products in Brazil.

The increase in operating income of $24 million in 2006 as compared to 2005 was due primarily to favorable copper spreads and higher volumes of core steel products. These increases were partially offset by the impact of reduced spreads for core steel products and incremental stock option charges required under SFAS No. 123R of $3 million.

Corporate and Other

Net revenue, operating income and operating margin for Corporate and Other Metal Products for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Revenue from product sales	$ 120	$ 91	$ 93
Service revenue	—	—	—
Net revenue	$ 120	$ 91	$ 93
Operations	$ 24	$ 18	$ 18
Corporate expense	(3,736)	(671)	(890)
Operating loss	$(3,712)	$(653)	$(872)

Corporate and Other includes the operating results of certain international buildings products businesses.

Corporate expense for 2007 included class action settlement charge, net of $2.862 billion, Separation related costs of $104 million, and net restructuring charges of $40 million primarily related to the consolidation of certain headquarter functions. Additionally, corporate expense for 2007 includes $13 million of charges related to the accelerated amortization of restricted shares in connection with the Separation.

In connection with the Separation, we have initiated actions to reduce our corporate expense and are targeting a full year corporate expense run rate of $500 million by mid-2008.

Corporate expense in 2006 was $219 million lower than 2005. Corporate expense for 2006 included $72 million of income related to the extinguishment of certain payment obligations under a split dollar life insurance policy and rabbi trust pursuant to a settlement with Mr. Kozlowski, former Chief Executive Officer, and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. These income items were partially offset by incremental stock option charges of $47 million required under SFAS 123R; Separation related costs of $49 million and restructuring and divestiture charges of $2 million. On a comparative basis to 2005, corporate expense in 2006 also benefited from lower Sarbanes-Oxley compliance costs.

Corporate expense for 2005 included a $50 million charge for fines and penalties paid to resolve the matters raised in the SEC investigation that commenced in June 2002, as well as a $70 million charge for estimated contingencies related to contested legal proceedings seeking to enforce retention agreements for five former executives.

Interest Income and Expense

Interest income was $102 million in 2007, as compared to $43 million and $39 million in 2006 and 2005, respectively. The increase in interest income in 2007 is primarily related to interest earned on the class action settlement escrow of $41 million.

Interest expense was $313 million in 2007, as compared to $279 million in 2006 and $322 million in 2005. The increase in interest expense in 2007 is a result of interest on the class action settlement liability of $41 million, partially offset by lower debt outstanding. The decrease in interest expense in 2006 is primarily driven by lower debt balances, partially offset by the impact of higher interest rates on our interest rate swap program as compared to 2005.

The weighted-average interest rate on total debt outstanding at September 28, 2007, September 29, 2006 and September 30, 2005 were 6.3%, 6.0% and 5.7%, respectively.

In each period, net interest amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that we believe were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred and is reflected as discontinued operations. Allocated net interest was calculated using our historical weighted average interest rate on debt, including the impact of interest rate swap agreements. The portion of Tyco's interest income allocated to Covidien and Tyco Electronics was $35 million, $53 million and $43 million during 2007, 2006 and 2005, respectively. The portion of Tyco's interest expense allocated to Covidien and Tyco Electronics was $242 million, $378 million and $433 million during 2007, 2006 and 2005, respectively.

Other Expense, Net

Other expense, net was $255 million in 2007 and $296 million in 2005. During 2007, other expense, net consisted primarily of a $259 million loss on early extinguishment of debt incurred in connection with the debt tender offers (see Note 13), for which no tax benefit is available. This charge consists primarily of premiums paid and the write-off of unamortized debt issuance costs and discounts. The total loss on early extinguishment of debt was $647 million, with $259 million included in continuing operations and $388 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

During 2005, other expense, net consisted primarily of losses related to the repurchase of outstanding convertible debt prior to its scheduled maturity partially offset by a $109 million court-ordered restitution award.

During 2005, the Company repurchased $1,241 million principal amount of its outstanding 2.75% convertible senior debentures for $1,823 million and $750 million principal amount of its outstanding 3.125% convertible senior debentures for $1,147 million. These repurchases resulted in a $1,013 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs, with $405 included in continuing operations and $608 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

Additionally, in September 2005, we were awarded a total of $134 million as restitution in connection with our litigation against Mr. L. Dennis Kozlowski, our former Chairman and Chief Executive Officer; and Mr. Mark H. Swartz, our former Chief Financial Officer and Director (together, the "Defendants"), as described in Item 3. Legal Proceedings. The restitution award is comprised of $109 million of previously expensed compensation made to the Defendants and reported as other expense, net in prior years and $25 million related to a loan receivable from Mr. L. Dennis Kozlowski which had been reflected in the Company's Consolidated Financial Statements as a receivable. During 2007, the Company received payment for these amounts.

Income Taxes

Effective Income Tax Rate

The effective tax rate for 2007 is not meaningful primarily as a result of the class action settlement charge, net of $2.862 billion and the loss on early extinguishment of debt of $259 million for which no tax benefit is available. Additionally, taxes for 2007 were negatively impacted by tax costs related to the Separation. Our effective income tax rate was 27.3% and 4.7% for 2006 and 2005, respectively. The increase in the effective tax rate from 2005 to 2006 was primarily the result of a lower release of deferred tax asset valuation allowances, increased profits in higher tax rate jurisdictions and adjustments to the tax accrual for legacy tax matters in 2005, partially offset by the loss on retirement of debt for which no benefit was available in 2005.

The valuation allowance for deferred tax assets of $666 million and $800 million at September 28, 2007 and September 29, 2006, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "*Accounting for Income Taxes*," which requires a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Further, management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. Substantially all of these potential tax liabilities are recorded in other liabilities on the Consolidated Balance Sheets as payment is not expected within one year.

Other Income Tax Matters

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics' and Tyco's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Under the Tax Sharing Agreement, with certain exceptions, Tyco generally is responsible for the payment of 27% of any additional U.S. income taxes that are required to be paid to a U.S. tax authority as a result of a U.S. tax audit of Covidien's, Tyco Electronics' or Tyco's subsidiaries' income tax returns for all periods prior to the spin-offs.

Under the Tax Sharing Agreement, the Company shares responsibility for certain of Tyco's, Covidien's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. income tax returns. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. At September 28, 2007, Tyco has recorded a receivable from Covidien and Tyco Electronics of $103 million reflected in other assets as our estimate of their portion of the Tax Sharing obligations with an offset to shareholders' equity. Other liabilities include $543 million for the fair value of Tyco's obligations under the Tax Sharing Agreement, determined in accordance with FIN 45 recognized with an offset to shareholders' equity.

Tyco will provide payment under the Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the IRS audit process is completed for the impacted years. Given the nature of the shared liabilities, the maximum amount of potential future payments is not determinable.

In the event the Separation is determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, then Tyco, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on Tyco, Covidien or Tyco Electronics as a result of such determination. Such tax amounts could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed-upon share of Tyco's, Covidien's and Tyco Electronics' tax liabilities. See Note 16 for further discussion of guarantees and indemnifications extended among Tyco, Covidien and Tyco Electronics.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed as probable and estimable have been recorded.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. Also during 2006, the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. On the basis of previously accepted amendments, the Company has determined that acceptance of these adjustments is probable and, accordingly, has recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

The Company has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to 2002, which will primarily reflect the roll forward through 2006 of the amendments for the periods 1997 to 2002. When the Company's tax return positions are updated additional adjustments may be identified and recorded in the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

During the third quarter of 2007, the IRS concluded its field examination of certain of Tyco's U.S. federal income tax returns for the years 1997 though 2000 and issued anticipated Revenue Agents' Reports ("RARs") which reflect the IRS' determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of the Company's previously filed tax return positions, all of which the Company expected and previously assessed at each balance sheet date. Accordingly, the Company has made no additional provision during the year ended September 28, 2007 as a result of the proposed audit adjustments in the RARs.

The Company has agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact to the Company of $458 million, and during the third quarter of 2007, the Company paid $458 million, of which $163 million relates to the Company's discontinued operations. The Company appealed other proposed tax audit adjustments totaling approximately $1 billion, and, as Audit

Managing Party as specified in the Tax Sharing Agreement, the Company intends to vigorously defend its prior filed tax return positions. The Company continues to believe that the amounts recorded in its financial statements relating to these tax adjustments are sufficient. However, the ultimate resolution of these matters is uncertain and could result in a material impact to the Company's financial position, results of operations or cash flows. In addition, ultimate resolution of these matters could result in the Company filing amended U.S. federal income tax returns for years subsequent to the current 1997 to 2000 audit period and could have a material impact on the Company's effective tax rate in future reporting periods.

Additionally, the IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics arising from alleged actions of former executives in connection with certain intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, we estimate the proposed penalties could range between $30 million and $50 million. The Company as Audit Managing Party will vigorously oppose the assertion of such penalties against Tyco Electronics, in part, because beginning in 2003 the Company discovered, investigated and reported the conduct at issue to the IRS and fully cooperated in the criminal prosecution of the Company's former Chief Tax Officer on a charge of willful filing of a false tax return.

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Discontinued Operations and Divestitures

Discontinued Operations

During the third quarter of 2007, Tyco completed the Separation and has presented its Healthcare and Electronics businesses as discontinued operations in all periods presented.

The Company has used available information to develop its best estimates for certain assets and liabilities related to the Separation. In limited instances, final determination of the balances will be made in subsequent periods. During the fourth quarter of 2007, $72 million was recorded through shareholders' equity, primarily related to the cash true-up adjustment and other items, as specified in the Separation and Distribution Agreement, adjustments to certain pre-Separation tax liabilities, and the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or Tyco Electronics legal entities. Additional adjustments are not expected to be material and will be recorded through shareholder's equity in subsequent periods as tax returns are finalized.

During 2007, AIJ, a joint venture that was majority owned by Infrastructure Services, was sold for $42 million in net cash proceeds and a pre-tax gain on sale of $19 million was recorded. Additionally, during the fourth quarter of 2007, the remaining portion of Infrastructure Services met the held for sale criteria and its results of operations have been included in discontinued operations for all periods presented. Infrastructure Services provides consulting, engineering, construction management and operating services for the water, wastewater, environmental, transportation and facilities market. The Company has assessed the recoverability of these businesses carrying values and will continue to assess recoverability based on current fair value, less cost to sell, until the businesses are sold. On September 17, 2007, the Company executed a definitive agreement to sell for approximately $295 million in cash 100% of the stock of ETEO—Empresa de Transmissao de Energia do Oeste Ltda., a Brazilian subsidiary of Infrastructure Services. The transaction is subject to Brazilian regulatory approval and normal closing conditions and is expected to close by the end of the second quarter of fiscal 2008. The Company expects to sell the remaining portion of Infrastructure Services by the end of fiscal 2008.

The AIJ, Infrastructure Services, Plastics, Adhesives and Ludlow Coated Products and A&E Products businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

Losses on divestitures

During 2007, 2006 and 2005, the Company recorded $4 million, $2 million and $23 million, respectively, of divestiture charges in continuing operations in connection with the write-down to fair value, less cost to sell, of certain businesses. The fair value used for the impairment assessments was primarily based on the terms and conditions included or expected to be included in the sales agreements.

Acquisitions

During 2007, cash paid for acquisitions included in continuing operations, primarily within ADT Worldwide, Safety Products and Flow Control, totaled $31 million. Cash paid for acquisitions by businesses included in continuing operations during 2006 and 2005 totaled $5 million and $6 million, respectively.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

Goodwill Impairment

In connection with the Separation, during the third quarter of 2007 Tyco reorganized into a new management and segment reporting structure. As part of these organizational changes, the Company assessed new reporting units and conducted valuations to determine the assignment of goodwill to the new reporting units based on their estimated relative fair values. Following the relative fair value goodwill allocation, the Company then tested goodwill for impairment by comparing the fair value of each reporting unit with its carrying value amount. If the carrying amount of a reporting unit exceeded its fair value, goodwill was considered potentially impaired. Where goodwill was potentially impaired, the Company compared the implied fair value of the reporting unit goodwill to the carrying amount of that goodwill. The carrying amount of goodwill exceeded the implied fair value of goodwill in the Australia and New Zealand Security Services business, part of the ADT Worldwide segment. As a result, the Company recognized a goodwill impairment of $46 million in the third quarter of 2007.

In determining fair value, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and market place data. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment. Changes to these factors and judgments could result in impairment to one or more of our reporting units in a future period. See Note 1.

Cumulative Effect of Accounting Change

During 2006, the Company adopted Financial Accounting Standards Board Interpretation ("FIN") No. 47, "*Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143.*" FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be initially reported at their fair values. Upon adoption, the Company recognized a liability of $32 million for asset retirement obligations and an increase of $10 million in the carrying amount of the related assets, of which $19 million and $5 million are reflected in liabilities and assets of discontinued operations, respectively. The initial recognition resulted in a cumulative effect of accounting change of $14 million after-tax loss ($22 million pre-tax), reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN No. 47 been in effect at the time.

During 2005, the Company changed the measurement date for its pension and postretirement benefit plans, from September 30th to August 31st, effective October 1, 2004. The Company believes that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in the Company's Consolidated Financial Statements under the accelerated reporting deadlines. As a result of this change, the Company recorded a $21 million after-tax gain ($28 million pre-tax) cumulative effect of accounting change.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Depreciation and Amortization Methods for Security Monitoring-Related Assets —Tyco generally considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the month and year of acquisition.

Effective as of the beginning of the third quarter of 2007, Tyco changed the depreciation method and estimated useful life used to account for pooled subscriber system assets (primarily in North America) and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company will continue to use a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

The change in the method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. All pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems, will continue to be reviewed by the Company at each balance sheet date to assess the continued appropriateness of methods and estimated useful lives.

Effective as of the beginning of the third quarter of 2007, Tyco also changed the estimated useful life of dealer intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles from 12 to 15 years. The Company continues to amortize dealer intangible assets on an accelerated basis. The change in the estimated useful life used to account for dealer intangibles resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base.

Attrition rates for customers in our ADT Worldwide business were 12.3%, 14.2% and 15.0% on a trailing 12-month basis for 2007, 2006 and 2005, respectively.

Revenue Recognition—Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. If estimates are inaccurate, there is risk that our revenue and profits for the period may be overstated or understated.

Product discounts granted are based on the terms of arrangements with direct, indirect and other markets participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Loss Contingencies—Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Income Taxes—In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may impact goodwill rather than the income tax provision.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. Since judgment is involved in performing fair value measurements used in goodwill and indefinite-lived intangible assets impairment analyses, there is risk that the carrying values of our goodwill or indefinite-lived intangible assets may be overstated.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite-lived intangible assets. When testing for goodwill impairment, the Company follows the guidance prescribed in SFAS No. 142, "*Goodwill and Other Intangible Assets.*" First, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Disruptions to our business such as end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, the divestiture of a significant component of a reporting unit and market capitalization declines may result in our having to perform a goodwill impairment first step valuation analysis for some or all of our reporting units prior to the required annual assessment. These types of events and the resulting analysis could result in goodwill impairment charges in the future.

Goodwill impairments related to continuing operations were $46 million during 2007. There were no goodwill impairments related to continuing operations during 2006 and 2005.

Long-Lived Assets—Assets held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairments to long-lived assets to be disposed of are recorded based upon the fair value of the applicable assets. The calculation of the fair value of long-lived assets is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $90 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $10 million.

Liquidity and Capital Resources

The sources of our cash flow from operating activities and the use of a portion of that cash in our operations for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 were as follows ($ in millions):

	2007	2006	2005
Cash flows from operating activities:			
Operating (loss) income	$(1,715)	$1,370	$1,191
Goodwill impairment	46	—	—
Non-cash restructuring and asset impairment charges, net	24	2	2
Losses on divestitures	4	2	23
Depreciation and amortization[1]	1,151	1,182	1,204
Non-cash compensation expense	173	151	72
Deferred income taxes	(11)	(414)	(227)
Provision for losses on accounts receivable and inventory	94	56	102
Other, net[2]	28	(36)	147
Class action settlement liability	2,992	—	—
Net change in working capital	(405)	226	125
Interest income	102	43	39
Interest expense	(313)	(279)	(322)
Income tax expense	(334)	(310)	(29)
Net cash provided by operating activities	$ 1,836	$1,993	$2,327
Other cash flow items:			
Capital expenditures, net[3]	$ (646)	$ (519)	$ (463)
Decrease in sale of accounts receivable	7	8	8
Acquisition of customer accounts (ADT dealer program)	(409)	(373)	(328)
Purchase accounting and holdback liabilities	(10)	(7)	(14)
Voluntary pension contributions	23	—	83

(1) Includes depreciation expense of $638 million, $665 million and $676 million in 2007, 2006 and 2005, respectively, and amortization of intangible assets of $513 million, $517 million and $528 million in 2007, 2006 and 2005, respectively.

(2) Includes the add-back of losses on the retirement of debt of $259 million, $1 million and $405 million in 2007, 2006 and 2005, respectively.

(3) Includes net proceeds of $23 million, $39 million and $53 million received for the sale/disposition of property, plant and equipment in 2007, 2006 and 2005, respectively.

The net change in total working capital was a cash decrease of $405 million in 2007. The components of this change are set forth in the Consolidated Statements of Cash Flows. The significant changes in working capital included a $166 million increase in inventories, a $128 million increase in accounts receivable, and $244 million of changes in income taxes, net, which includes a payment of legacy tax liabilities. Additionally, working capital includes the collection of $38 million related to restitution owed by Mark H. Swartz, former Chief Financial Officer and Director, and $98 million related to the restitution owed by L. Dennis Kozlowski, former Chairman and Chief Executive Officer.

During the third quarter of 2007, Tyco entered into the class action settlement and borrowed under its unsecured bridge loan and revolving credit facilities to fund the $2.992 billion liability, placing the proceeds in escrow for the benefit of the class.

During 2007, we completed the sale of the AIJ business for $42 million in net cash proceeds. Additionally, during 2007, we received $271 million due to the liquidation of investments in a rabbi trust, as well as $136 million in restitution payments owed by former executives as described above.

We continue to fund capital expenditures to improve the cost structure of our businesses, to invest in new processes and technology, and to maintain high quality production standards. Capital spending increased to $669 million in 2007 from $558 million in 2006. The level of capital expenditures in 2008 is expected to exceed spending levels in 2007 and is also expected to exceed depreciation.

In September 2007, Tyco's Board of Directors approved a new $1.0 billion share repurchase program under which, we repurchased 1.3 million common shares for $56 million. During the first quarter of 2007 we repurchased 5 million common shares for $659 million completing the $2.0 billion share repurchase program approved by the Board of Directors in May 2006. This followed the repurchase of 13 million common shares for $1.3 billion in 2006. Additionally during 2006, we completed the $1.5 billion share repurchase program approved by the Board of Directors in July of 2005 with the repurchase of 11 million common shares for $1.2 billion.

In 2006, we commenced the termination of our interest rate and cross currency swaps, which were designated as fair value hedges. During 2007, we terminated the remaining swaps. Such terminations resulted in a net cash inflow of $63 million.

During the first quarter of 2007, we launched a $350 million to $400 million company-wide restructuring program. During 2007, 2006 and 2005 we paid out $70 million, $32 million and $103 million, respectively, in cash related to restructuring activities. See Note 3 to our Consolidated Financial Statements for further information regarding our restructuring activities.

Income taxes paid, net of refunds, related to continuing operations was $650 million in 2007, which included $295 million of legacy tax liability payments of amounts not yet due to the IRS in respect of their examination of our 1997 through 2000 U.S. federal income tax returns (the ultimate resolution of which is uncertain).

During 2007, 2006 and 2005, Tyco paid $409 million, $373 million and $328 million of cash, respectively, to acquire approximately 415,000, 401,000 and 364,000 customer contracts for electronic security services through the ADT dealer program.

During 2007, 2006 and 2005, we paid $10 million, $7 million and $14 million, respectively, in cash for purchase accounting and holdback liabilities. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other contingencies. At September 28, 2007 holdback liabilities on our Consolidated Balance Sheets were $16 million, which are included in other liabilities. At September 28, 2007, $14 million of acquisition liabilities remained on our Consolidated Balance Sheets, of which $4 million are included in accrued and other current liabilities and $10 million are included in other liabilities.

As previously discussed, effective June 29, 2007, the Company completed the Separation. In connection with the Separation, we paid $349 million in Separation costs during 2007 and $96 million in 2006, including $256 million and $77 million, respectively, recorded in cash provided by discontinued operating activities. We expect that we will incur the remaining cash outflows related to the Separation during the first six months of fiscal 2008. These amounts will primarily consist of tax restructuring, professional services and employee-related costs.

Capitalization

Shareholders' equity was $15.6 billion or $31.50 per share, at September 28, 2007, compared to $35.4 billion or $71.06 per share, at September 29, 2006. Shareholders' equity decreased $19.8 billion primarily due to the distribution of Covidien and Tyco Electronics to shareholders. This decrease was also due to net loss of $1.7 billion, the repurchase of common shares by a subsidiary of $727 million, and dividends declared of $668 million, offset by favorable changes in foreign currency exchange rates of $883 million.

In connection with the Separation, as approved by our Board of Directors, we executed a reverse stock split, and as a result, four Tyco shares were converted into one share. Shareholder approval was obtained at the March 8, 2007 Special General Meeting of Shareholders.

Our debt levels decreased significantly as compared to September 29, 2006 primarily due to the debt tenders and Covidien and Tyco Electronics assuming their portion of related borrowings. At September 28, 2007, total debt decreased $5.1 billion to $4.5 billion, as compared to $9.6 billion at September 29, 2006. Total debt as a percentage of total capitalization (total debt and shareholders' equity) was 22% at September 28, 2007, which increased slightly as compared to 21% at September 29, 2006 due to the decrease in shareholders' equity mentioned above. See *Debt Tenders* and *Bank and Revolving Credit Facilities* below for further discussion.

Our cash balance decreased to $1.9 billion at September 28, 2007, as compared to $2.2 billion at September 29, 2006. The decrease in cash was primarily due to the debt repayments referred to above, and the class action settlement escrow. These decreases were partially offset by cash flows provided by operations and transfers from discontinued operations.

As previously discussed, in September 2007, the Board of Directors approved a new $1.0 billion share repurchase program. Pursuant to the program, we may repurchase Tyco shares from time to time in open market purchases at prevailing market prices, in negotiated transactions off the market, or pursuant to an approved 10b5-1 trading plan in accordance with applicable regulations. A Rule 10b5-1 trading plan permits the Company to repurchase its shares during periods when the Company would not normally be active in the trading market due to insider trading laws, provided the plan is adopted when the Company is not aware of material non-public information. Under a Rule 10b5-1 trading plan, we would be unable to repurchase shares above a pre-determined price per share. Additionally, the maximum number of shares that we may purchase each day would be governed by Rule 10b-18.

Dividend payments were $791 million in 2007. On September 13, 2007 Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.15 per share payable on November 1, 2007 to shareholders of record of Tyco International Ltd. post Separation on October 1, 2007. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our Board of Directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other factors the Board of Directors deems relevant.

Debt Tenders

On April 27, 2007, we announced that, in connection with the Separation, we and certain of our subsidiaries that are issuers of our corporate debt had commenced tender offers to purchase for cash substantially all of our outstanding U.S. dollar denominated public debt, aggregating approximately $6.6 billion. Of this amount, approximately $5.9 billion was non-convertible U.S. debt and $750 million was convertible U.S. debt, with maturities from 2007 to 2029. In conjunction with the tender offers, the relevant issuer solicited consents for certain clarifying amendments to the indentures pursuant to which the debt was issued. We received acceptance notices for approximately $2.1 billion, or 36% of our outstanding non-convertible U.S. debt and approximately $726 million or 97% of our outstanding convertible U.S. debt. Debt which was not tendered in an amount of approximately $3.8 billion remains with us.

Additionally, Tyco International Group S.A., our wholly-owned subsidiary organized under the laws of Luxembourg ("TIGSA"), commenced on April 30, 2007 tender offers to purchase for cash all of its outstanding Euro and Pound Sterling denominated public debt, aggregating the equivalent of approximately $1.9 billion, with maturities from 2008 to 2031, issued under its Euro Medium Term Note Programme (the "EMTN Notes") and a consent solicitation for certain clarifying amendments to the fiscal agency agreement pursuant to which the EMTN Notes were issued. We received acceptance notices for approximately $1.5 billion, or 80% of our EMTN Notes. The remaining EMTN Notes were repurchased pursuant to an optional redemption.

In connection with the debt tender offers, we incurred a pre-tax charge for the early extinguishment of debt of approximately $647 million, for which no tax benefit is available (see Note 5).

TIGSA's remaining debt was contributed to Tyco International Finance S.A. ("TIFSA"), a wholly owned subsidiary of the Company and successor company to TIGSA.

Bank and Revolving Credit Facilities

On April 25, 2007, we, certain of our subsidiaries and a syndicate of banks entered into three, 364-day unsecured bridge loan facilities with an aggregate commitment amount of $10 billion. At the end of May 2007, the aggregate commitment amount under these facilities was increased to $12.5 billion. We borrowed approximately $8.9 billion under the unsecured bridge loan facilities, to fund our debt tender offers, repay our existing bank credit facilities and to finance the class action settlement. Of this amount, approximately $4.3 billion and $3.6 billion was assigned to Covidien and Tyco Electronics, respectively. We initially guaranteed the new unsecured bridge loan facilities and Covidien and Tyco Electronics each assumed Tyco's obligations with respect to their unsecured bridge loan facilities upon the Separation. We no longer guarantee those assumed amounts. This facility has a variable interest rate based on LIBOR. The margin over LIBOR payable by TIFSA can vary based on changes in our credit rating. As of September 28, 2007, our aggregate commitment under our unsecured bridge loan facility was $4.0 billion and $367 million remained outstanding with a weighted-average interest rate of 5.5%.

On October 1, 2007, the commitments with respect to the unused portion of our unsecured bridge loan facility expired. Our unsecured revolving credit facility described below and our letter of credit facility described in *Commitments and Contingencies—Contractual Obligations*, provide the lenders under those facilities with the right to demand repayment of outstanding amounts, and to terminate commitments to extend additional credit, if (i) certain of our outstanding public debt is declared due and payable and (ii) we do not have sufficient liquidity available under our unsecured bridge loan facility to refinance such debt. As a result, on November 27, 2007, we secured additional firm commitments from certain of our lenders under the bridge loan facility. These additional commitments provide us with sufficient liquidity to repay the outstanding public debt with borrowings of up to

$4.0 billion. The additional commitments expire on, and any borrowings under the facility would mature on, November 25, 2008. The facility may only be used to repay, settle or otherwise extinguish the public debt described above, which is the subject of ongoing litigation between us and The Bank of New York. For more information regarding such litigation, see Item 3. Legal Proceedings—Indenture Trustee Litigation.

Additionally, on April 25, 2007, we, certain of our subsidiaries and a syndicate of banks entered into three unsecured revolving credit facilities with an initial aggregate commitment amount of $2.5 billion that increased to $4.25 billion at the time of the Separation. Of the aggregate commitment amount of $4.25 billion, a $1.25 billion commitment is available to us, and a $1.5 billion commitment was available to each of Covidien and Tyco Electronics. We will use the revolving credit facilities for working capital, capital expenditures and other corporate purposes. We initially guaranteed the new revolving credit facilities and Covidien and Tyco Electronics each assumed our obligations with respect to their revolving credit facilities upon the Separation. We no longer guarantee those assumed amounts. At September 28, 2007, we have borrowed $308 million under our unsecured revolving credit facility. This facility has a variable interest rate based on LIBOR. The margin over LIBOR payable by TIFSA can vary based on changes in our credit rating.

The unsecured revolving credit facilities replaced TIGSA's existing $1.0 billion 5-year revolving credit facility and $1.5 billion 3-year revolving bank credit facility, which were terminated by June 1, 2007 prior to their scheduled expiration dates of December 16, 2009 and December 21, 2007, respectively. On the date of termination, no amounts were borrowed under these facilities.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of our debt to our earnings before interest, taxes, depreciation, and amortization and that limit our ability to incur subsidiary debt or grant liens on our property. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to our business. We believe we are in compliance with all of our debt covenants. The Bank of New York, as indenture trustee under indentures dated as of June 9, 1998 and November 12, 2003, is contesting whether the Separation transactions were permitted under such indentures. See Item 3. Legal Proceedings—Indenture Trustee Litigation.

The following table details our long-term debt ratings at September 28, 2007 and September 29, 2006:

	2007	2006
Moody's	Baa1	Baa3
Standard & Poor's	BBB	BBB+
Fitch	BBB	BBB+

The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Commitments and Contingencies

Contractual Obligations

Contractual obligations and commitments for principal debt, minimum lease payment obligations under non-cancelable operating leases and other obligations at September 28, 2007 is as follows ($ in millions):

	2008	2009	2010	2011	2012	Thereafter	Total
Debt[1][2]	$372	$517	$ 1	$517	$1,158	$1,848	$4,413
Capital leases[1]	8	7	6	4	2	37	64
Operating leases	291	226	171	123	72	157	1,040
Purchase obligations[3]	114	7	3	—	—	—	124
Total contractual cash obligations[4]	$785	$757	$181	$644	$1,232	$2,042	$5,641

(1) Excludes interest.

(2) Excludes debt discount and swap activity.

(3) Purchase obligations consist of commitments for purchases of good and services.

(4) Other long-term liabilities primarily consist of the following: pension and postretirement costs, income taxes, warranty and environmental liabilities and are excluded from this table. We are unable to estimate the timing of payment for these items due to the inherent uncertainties of obligations of this type. The minimum required contributions to our pension plans are expected to be approximately $69 million in 2008 and we expect to pay $7 million in 2008 related to postretirement benefit plans.

At September 28, 2007, TIFSA had unsecured credit facilities of $1.25 billion due April 25, 2012, of which approximately $0.9 billion was undrawn and available (see Note 13 to the Consolidated Financial Statements). In addition, certain of the Company's operating subsidiaries have uncommitted overdraft and similar types of facilities, which total $55 million, of which $51 million was undrawn and available. These facilities expire at various dates through the year 2009, most of which are renewable and are established primarily within our international operations.

On June 21, 2007, Tyco and TIFSA entered into a new $500 million letter of credit facility, with Citibank N.A. as administrative agent, expiring on December 15, 2007. The facility provides for the issuance of letters of credit, supported by a related line of credit facility. TIFSA may only borrow under the line of credit agreement to reimburse the bank for obligations with respect to letters of credit issued under this facility. The covenants under this facility are substantially similar to the covenants under the bridge loan and revolving credit facilities. TIFSA would pay interest on any outstanding borrowings at a variable interest rate, based on the bank's base rate or the Eurodollar rate, as defined. As of September 28, 2007, letters of credit of $494 million have been issued under the $500 million credit facility and $6 million remains available for issuance. There were no amounts borrowed under this credit facility at September 28, 2007. On October 19, 2007, the facility was amended. The amendment extended the maturity date to June 15, 2008 and adjusted the interest rate spreads and fees applicable to extensions of credit thereunder. Loans under the amended letter of credit agreement will continue to bear interest based on LIBOR plus the applicable margin.

At September 28, 2007, the Company had total outstanding letters of credit and bank guarantees of $1.1 billion.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

In connection with the Separation, the Company entered into a liability sharing agreement regarding certain class actions that were pending against Tyco prior to the Separation. Subject to the terms and conditions of the Separation and Distribution Agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

Tyco has assumed 27%, Covidien has assumed 42% and Tyco Electronics has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which include securities class action litigation, ERISA class action litigation, certain legacy tax contingencies and any actions with respect to the spin-offs or the distributions made or brought by any third party except for litigation related to our public debt. Any amounts relating to these contingent and other corporate liabilities paid by Tyco after the spin-offs that are subject to the allocation provisions of the Separation and Distribution Agreement will be shared among Tyco, Covidien and Tyco Electronics pursuant to the same allocation ratio. As described in the Separation and Distribution Agreement, Tyco, Tyco Electronics and Covidien are jointly and severally liable for all amounts relating to the previously disclosed securities class action settlement. All costs and expenses that Tyco incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Covidien, Tyco Electronics and Tyco.

Legal Matters

Class Actions

For a detailed discussion of contingencies related to Tyco's securities class actions, class action settlement, securities class action proceedings, shareholder derivative litigation, ERISA related litigation, Tyco litigation against former senior management, litigation related to our public debt and various other legal matters, see Item 3. Legal Proceedings. We are generally obligated to indemnify our directors and officers and our former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, our insurance carriers may decline coverage, or our coverage may be insufficient to cover our expenses and liability, in some or all of these matters. While we may from time to time seek to engage plaintiff's counsel in settlement discussions, we are unable at this time to estimate what our ultimate liability in these matters may be, and it is possible that we will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that could have a material adverse effect on our financial position, results of operations or cash flows.

Investigations

For a detailed discussion of contingencies related to governmental investigations related to Tyco, see Item 3. Legal Proceedings—Subpoenas and Document Requests From Governmental Entities. We cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government entities or instrumentalities (which in turn could negatively impact our business with non-governmental customers) or suffer other penalties or adverse impacts, each of which could have a material adverse effect on our business. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters.

Environmental Matters

For a detailed discussion of contingencies related to Tyco's environmental matters, see Item 1. Business—Environmental Matters.

Asbestos Matters

Tyco and some of its subsidiaries and certain subsidiaries of Covidien are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Pursuant to the Separation and Distribution Agreement, Covidien has assumed all liabilities for pending cases filed against Covidien's subsidiaries. Consistent with the national trend of increased asbestos-related litigation, the Company has observed an increase in the number of these lawsuits in the past several years. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on a subsidiary's property. A majority of the cases involve product liability claims, based principally on allegations of past distribution of heat-resistant industrial products incorporating asbestos or the past distribution of industrial valves that incorporated asbestos-containing gaskets or packing. Each case typically names between dozens to hundreds of corporate defendants.

Tyco's involvement in asbestos cases has been limited because its subsidiaries did not mine or produce asbestos. Furthermore, in the Company's experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company will continue to vigorously defend the lawsuits that have been filed against it and its subsidiaries. To date, the Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims. When appropriate, the Company settles claims; however, the total amount paid in any year to settle and defend all asbestos claims has been immaterial. As of September 28, 2007, there were approximately 5,600 asbestos liability cases pending against the Company and its subsidiaries.

The Company estimates its pending asbestos claims that were incurred but not reported, as well as related insurance and indemnification recoveries. The Company's estimate of the liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account its substantial indemnification rights and insurance coverage, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Income Taxes

Tyco and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed as probable and estimable have been recorded. For a detailed discussion of contingencies related to Tyco's income taxes, see Item 3. Legal Proceedings—Income Tax Matters.

Compliance Matters

Tyco has received and responded to various allegations and other information that certain improper payments were made by Tyco subsidiaries in recent years. As previously reported, we have been informed that two subsidiaries in our Flow Control business in Italy have been named in a request for criminal charges filed by the Milan public prosecutor's office. Tyco has reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to the allegations. Tyco also informed the DOJ and the SEC that it has retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), that it would continue to make periodic progress reports to these agencies, and that it would present its factual findings upon conclusion of the baseline review. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of its ongoing compliance activities. Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its response to these allegations. To date, the baseline review has revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, Tyco cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that the Company may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows. For a detailed discussion of contingencies related to Tyco's compliance matters, see Item 3. Legal Proceedings—Compliance Matters.

Other Matters

The Company is a party to a contract dispute arising from Earth Tech's contract with the City of Phoenix, Arizona for the expansion of the City's 91st Avenue Waste Water Treatment Plant. Both Earth Tech and the City of Phoenix have filed lawsuits in the local county superior court alleging the other party has breached the contract. At this time, Tyco cannot predict the outcome of this matter and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of this matter. For a detailed discussion of contingencies related to Tyco's other matters, see Item 3. Legal Proceedings—Other Matters.

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows.

Backlog

At September 28, 2007, we had a backlog of unfilled orders of $9.1 billion, compared to a backlog of $8.2 billion at September 29, 2006. We expect that approximately 86% of our backlog at September 28, 2007 will be filled during 2008. Backlog by segment at September 28, 2007 and September 29, 2006 is as follows ($ in millions):

	2007	2006
ADT Worldwide	$6,137	$5,776
Fire Protection Services	1,108	1,050
Flow Control	1,579	1,115
Safety Products	144	133
Electrical and Metal Products	113	101
Corporate and Other	4	3
	$9,085	$8,178

Within ADT Worldwide, backlog increased primarily as a result of strong bookings across all regions. Backlog for ADT Worldwide also includes recurring revenue-in-force, which represents 12 months' fees for monitoring and maintenance services under contract in the security business. The amount of recurring revenue-in-force at September 28, 2007 and September 29, 2006 was $3.93 billion and $3.65 billion, respectively. Backlog within Fire Protection Services increased primarily as a result of increased orders in North America. Flow Control had increased bookings mostly in the Asia-Pacific and Europe regions.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

Certain of Tyco's international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under the Company's remaining international accounts receivable programs was $76 million, $75 million and $79 million at September 28, 2007, September 29, 2006 and September 30, 2005, respectively.

Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from 2008 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance and the potential exposure for nonperformance under the guarantees would not have a material effect on the Company's financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. At the time of the Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* Fair values were determined with the assistance of a third party valuation firm. The liability necessary to reflect the fair value of these guarantees and indemnifications is $543 million, which is included in other liabilities on our Consolidated Balance Sheets. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 16 for further discussion of the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the Separation date, Tyco assumed primary liability on any remaining support. The estimated fair values of those obligations are $7 million, which are included in other liabilities with an offset to shareholders' equity on our Consolidated Balance Sheets, and were recorded in accordance with FIN No. 45.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1, Business—Environmental Matters for a discussion of these liabilities.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

The Company records estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Notes 1 and 14 to the Consolidated Financial Statements.

In 2001, a division of Safety Products initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain O-ring seal sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced free of charge to property owners. In the third quarter of 2006, the Company completed a comprehensive review of reported claims, recent claim rates and cost trends and further assessed the future of the program. The Company determined that an additional liability was necessary in order to satisfy the Company's obligation under the VRP. As a result, the Company recorded a $100 million charge which was reflected in cost of sales. On May 1, 2007, the Consumer Products Safety Commission and the Company announced an August 31, 2007 deadline for filing claims to participate in the VRP. The Company will fulfill all valid claims for replacement of qualifying sprinklers received up to August 31, 2007. During the fourth quarter of 2007, the Company further assessed the expected cost to complete the program in light of the most current claims data and determined that an additional accrual of $10 million was necessary to satisfy the estimated remaining obligation. The ultimate cost to complete the program will be impacted by a number of factors such as changes in material and labor costs, and the actual number of sprinkler heads replaced. Actual results could differ from this estimate. Settlements during 2007 include cash expenditures of $38 million related to the VRP.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)*." SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company presently uses a measurement date of August 31st. SFAS No. 158 also requires additional disclosure in the notes to the financial statements. The recognition provisions of SFAS No. 158 are effective for fiscal 2007, while the measurement date provisions become effective in fiscal 2009. The Company adopted the recognition and disclosure provisions of SFAS No. 158 as of September 28, 2007. The Company recognized a net $111 million liability through a reduction in shareholders' equity.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*." SAB No. 108 requires that companies utilize a "dual approach" in assessing the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focused and balance sheet focused assessment. SAB No. 108 is effective for Tyco in fiscal 2007. The implementation of SAB No. 108 did not have a material impact on Tyco's results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements—In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*." SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for Tyco in the first quarter of fiscal 2009.

The Company is currently assessing the impact that SFAS No. 159 will have on the results of its operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*," which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for Tyco beginning in fiscal 2009. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on the results of its operations, financial position or cash flows.

In June 2006, the FASB issued FIN No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*" This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 is effective for Tyco in the first quarter of fiscal 2008. The Company is currently implementing and assessing the expected impact of adopting FIN No. 48. Based on the assessment to date, management does not expect the adoption to have a material effect on the results of its operations, financial position or cash flows.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the SEC, or in Tyco's communications and discussions with investors and analysts in the normal course of business through meetings, web casts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, the Separation or other matters, as well as financings and repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

- overall economic and business conditions;
- the demand for Tyco's goods and services;
- competitive factors in the industries in which Tyco competes;
- changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);
- results and consequences of Tyco's internal investigation and governmental investigations concerning the Company's governance, management, internal controls and operations including its business operations outside the United States;
- the outcome of litigation and governmental proceedings as a result of actions taken by our former senior corporate management;
- effect of income tax audit settlements;
- the ratings on our debt and our ability to repay or refinance our outstanding indebtedness as it matures;

- our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key raw materials, including steel and copper;
- economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;
- the ability to achieve cost savings in connection with the Company's strategic restructuring and Six Sigma initiatives;
- potential further impairment of our goodwill and/or our long-lived assets;
- the impact of fluctuations in the price of Tyco common shares;
- changes in U.S. and non-U.S. governmental laws and regulations;
- the possible effects on Tyco of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco's incorporation in Bermuda or deny U.S. government contracts to Tyco based upon its incorporation in Bermuda; and
- the potential distraction costs associated with negative publicity relating to actions of our former senior corporate management.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in foreign currency exchange rates, interest rates and commodity prices. Accordingly, we have established a comprehensive risk management process to monitor, evaluate and manage the principal exposures we assume. We seek to manage these risks through the use of financial derivative instruments. Our portfolio of derivative financial instruments may, from time to time, include forward foreign currency exchange contracts, cross currency swaps, foreign currency options, and interest rate swaps. Derivative financial instruments related to interest rate sensitivity of debt obligations, intercompany cross border transactions and anticipated non-functional currency cash flows are used with the goal of mitigating a significant portion of these exposures when it is cost effective to do so.

We do not execute transactions or utilize derivative financial instruments for trading or speculative purposes. Further, to reduce the risk that a counterparty will be unable to honor its contractual obligations to us, we only enter into contracts with counterparties having at least an A/A2 long-term debt rating. These counterparties are generally financial institutions and there is no significant concentration of exposure with any one party.

During fiscal year 2007, the Company elected to change its presentation of market risk information from a tabular format to a disclosure based on the results of sensitivity analysis. Management believes this method of presentation provides more useful information for assessing the Company's overall exposure to market risks. The results of our sensitivity analysis represent an estimate of reasonably possible outcomes based on hypothetical market conditions and are not necessarily indicative of actual results. Although, there were no material changes in our primary risk exposures and risk management activities, our level of exposure decreased across all risk categories as a result of the spin-off of our Healthcare and Electronics businesses.

Foreign Currency Exposures

We economically hedge our exposure to fluctuations in exchange rates through the use of forward foreign exchange contracts and options. During 2007, our largest exposures to foreign exchange rates existed primarily with the British Pound, Euro, Brazilian Real, Australian Dollar and Canadian Dollar against the U.S. Dollar. The market risk related to the forward foreign exchange contracts is measured by estimating the potential impact of a 10% change in the value of the U.S. Dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on the market rates in effect on September 28, 2007. A 10% appreciation of the U.S. dollar relative to the local currency exchange rates would result in a $248 million net increase in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the local currency exchange rates would result in a $303 million net decrease in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

Previously, we hedged our investment in certain foreign operations. In December 2006, due to required changes to the legal entity structure to facilitate the Separation, the Company determined that it will no longer consider certain intercompany foreign currency transactions to be long-term investments. As a result, the related foreign currency transaction gains and losses on such investments were recorded in the income statement subsequent to this determination rather than to the currency translation component of shareholders' equity. Forward contracts that were previously designated as hedges of these net investments continued to be used to manage this exposure but were no longer designated as net investment hedges.

Also in connection with the Separation and the debt tender, the Company de-designated its 6.125% Euro denominated public notes due 2007 on March 29, 2007, its 5.5% Euro denominated public notes due 2008 and its 6.5% British Pound denominated public notes due 2031 on May 21, 2007, that had previously been considered as hedges of net investments in certain foreign operations. At September 28, 2007, the Company did not hedge its net investment in foreign operations, and all of its outstanding borrowings were denominated in U.S. dollars.

Interest Rate Exposures

Our long-term debt portfolio primarily consists of fixed-rate instruments. Historically, the Company managed its exposure to interest rates by entering into interest rate and cross-currency swaps designated as fair value hedges. In assessing the potential risks related to movements in interest rates, we terminated the interest rate and cross-currency swaps in several tranches beginning in the fourth quarter of 2006. During the first quarter of 2007, we terminated the remaining contracts with a total notional amount of $0.6 billion, resulting in an aggregate terminated notional amount of $3.1 billion. The settlement of these swaps resulted in a net cash inflow of $63 million for the first quarter of 2007. Since the interest rate swaps were designated as hedging instruments of outstanding debt, the related $32 million loss adjustment to the carrying value of the related debt will be amortized over the remaining life of the related debt instruments. In connection with the debt tender offer, $9 million of unamortized loss on interest rate swaps was accelerated and recorded as a loss on retirement of debt and included in other expense, net (see Note 13). At September 28, 2007 there were no interest rate swaps outstanding.

Commodity Exposures

We are exposed to volatility in the prices of raw materials used in some of our products and may, in limited circumstances, enter into hedging contracts to manage those exposures. These exposures are monitored as an integral part of our risk management program. At September 28, 2007, the Company did not hedge its exposure attributable to changes in commodity prices but may consider such strategies in the future.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Management's Responsibility for Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended September 28, 2007, September 29, 2006 and September 30, 2005

Consolidated Balance Sheets at September 28, 2007 and September 29, 2006

Consolidated Statements of Shareholders' Equity for the years ended September 28, 2007, September 29, 2006 and September 30, 2005

Consolidated Statements of Cash Flows for the years ended September 28, 2007, September 29, 2006 and September 30, 2005

Notes to Consolidated Financial Statements

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the consolidated financial statements and related notes or because they are either not applicable or not required under the rules of Regulation S-X.

Information on quarterly results of operations is set forth in Note 24 to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 28, 2007, our disclosure controls and procedures were not effective because of a material weakness in our internal controls over financial reporting, relating to accounting for income taxes, which we view as an integral part of our disclosure controls and procedures.

Over the past five years, significant internal control, informational systems and process improvements have been implemented in our tax accounting processes, including certain recently implemented controls in response to the identified material weakness. During the third and fourth quarters of 2007, the following significant changes were made to our internal controls over financial reporting:

- Hired additional experienced personnel to augment tax accounting resources;
- Implemented enhanced review and analytical procedures to evaluate accuracy of various tax accounts;
- Improved process for gathering and reviewing tax jurisdictional information; and
- Strengthened the organizational linkage between the Tax department and the Controller's group, and substantially improved communication and information flows between the two teams.

While progress has been made, several new tax accounting and control procedures have only recently been implemented and our current environment is still characterized by a highly complex structure of approximately 1,200 legal entities. In light of this, the Company believes the material weakness relating to accounting for income taxes has not been remediated and the Company plans to implement further improvements to achieve appropriate levels of controls, reliability and sustainability in this area.

In addition to the above, we continue to proactively identify opportunities for control improvements. We have ongoing initiatives to standardize, consolidate and upgrade various financial operating systems and eliminate many of the manual and redundant tasks previously performed under older systems or processes. These changes will be implemented in stages over the next several years.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 28, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment, we believe that our internal controls over financial reporting were not effective as a result of a material weakness related to certain aspects of accounting for income taxes as of September 28, 2007.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We have determined that further improvements are required in our tax accounting processes before we can consider the material weakness remediated. Management's procedures and testing identified errors that, although not material to the consolidated financial statements, led management to conclude that control deficiencies exist related to tax effecting consolidating entries, analysis and reconciliation of taxes receivable and taxes payable in non-U.S. jurisdictions, certain aspects of deferred taxes, and procedures with respect to classification of tax amounts in the consolidated balance sheet. As a result of these deficiencies, it is reasonably possible that internal controls over financial reporting may not have prevented or detected errors from occurring that could have been material, either individually or in the aggregate.

Our internal control over financial reporting as of September 28, 2007, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements included in this Form 10-K, and their report is also included in this Form 10-K.

November 27, 2007

Remediation Plan

Over the next year, we will continue to focus on our internal controls over accounting for income taxes, and will take further steps to those mentioned earlier to strengthen controls, including the following planned actions:

- Further enhancements to policies and procedures relating to tax account reconciliation and analysis;
- Additional hiring of tax accounting resources;
- Training, guidance and communications to information providers regarding tax accounting requirements;
- Comprehensive review of our tax accounting process and close procedures to identify areas that require further improvements; and
- Enhanced monitoring of tax accounting submissions and tax account balances of our legal entities globally.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning Directors and Executive Officers may be found under the captions "Proposal Number One—Election of Directors," "—Committees of the Board of Directors," "—Nomination of Directors," and "—Executive Officers" in our definitive proxy statement for our 2008 Annual General Meeting of Shareholders (the "2008 Proxy Statement"), which will be filed with the Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference. The information in the 2008 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Communications with the Board of Directors" in our 2008 Proxy Statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers and directors of Tyco. Our Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. Our Guide to Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance." We will also provide a copy of our Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to our Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Executive Officer Compensation," "Compensation of Non-Employee Directors," "Board Compensation and Human Resources Report on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" of our 2008 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2008 Proxy Statement set forth under the captions "Executive Officer Compensation—Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in our 2008 Proxy Statement set forth under the captions "Certain Relationships and Related Transactions," "Independence of Nominees for Director" and "Committees of the Board" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information in our 2008 Proxy Statement set forth under the captions "Proposal Number Two—Re-Appointment of Independent Auditors and Authorization of the Audit Committee to Set Their Remuneration," "—Audit and Non-Audit Fees" and "—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Supplementary Data—See Item 8.

(3) Exhibit Index:

Exhibit Number	Exhibit
2.1	Stock and Asset Purchase Agreement dated December 20, 2005 among Tyco Group S.A.R.L., TP&A Acquisition Corporation and for a limited purpose Tyco International Group S.A. (Incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2005 filed on February 7, 2006).
2.2	Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
3.1	Memorandum of Association (as altered) (Incorporating all amendments to July 2, 1997) (Incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 15, 2003 to make this exhibit electronically available because it was last filed with the Commission in paper format).
3.2	Certificate of Incorporation (Incorporating all amendments to July 2, 1997) (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 15, 2003 to make this exhibit electronically available because it was last filed with the Commission in paper format).
3.3	Amended and Restated Bye-Laws of Tyco International Ltd. (Incorporating all amendments as of June 29, 2007). (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
4.1	Form of Indenture, dated as of June 9, 1998, among Tyco International Group S.A. ("TIGSA"), Tyco and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Post-effective Amendment No. 1 to the Registrant's and TIGSA's Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Indenture by and among TIGSA, Tyco, and State Street Bank and Trust Company, as trustee, dated as of February 12, 2001 relating to Zero Coupon Convertible Debentures due 2021 (Incorporated by reference to Exhibit 4.1 to the Registrants' and TIGSA's Co-Registration Statement on Form S-3 (No. 333-57180) filed March 16, 2001).
4.3	Indenture between Tyco and State Street Bank and Trust Company, as trustee, dated as of November 17, 2000 relating to Zero Coupon Convertible Debentures due 2020 (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (No. 333-51548) filed on December 8, 2000).
4.4	Indenture by and among TIGSA and U.S. Bank, N.A., as trustee, dated as of January 13, 2003 relating to Series A 2.75% Convertible Senior Debentures due 2018 and Series B 3.125% Convertible Senior Debentures due 2023 (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002 filed on February 14, 2003).
4.5	Supplemental Indenture No. 1, dated January 10, 2003, by and among TIGSA, Tyco International Ltd. and U.S. Bank, N.A. (Incorporated by reference to Exhibit 99(D)(2) to the Registrants' and TIGSA's Schedule TO filed on January 14, 2003).

Exhibit Number	Exhibit
4.6	Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.7	First Supplemental Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.8	Supplemental Indenture No. 3, dated as of January 9, 1998 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.4 to the Registrant's Post-Effective Amendment No. 1 Registration Statement on Form S-3 (333-50855) filed on June 9, 1998).
4.9	Supplemental Indenture No. 6, dated as of November 2, 1998 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-4 (333-71493) filed on January 29, 1999).
4.10	Supplemental Indenture No. 7, dated as of January 12, 1999 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.7 to the Registrant's Post-Effective Amendment No. 2 Registration Statement on Form S-3 (333-50855) filed on January 26, 1999).
4.11	Supplemental Indenture No. 8, dated as of January 12, 1999 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.7 to the Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (333-50855) filed on January 26, 1999).
4.12	Supplemental Indenture No. 16, dated as of February 21, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.3 to Tyco International Group S.A.'s Post-Effective Amendment No. 1 to Form S-3 (333-44100) filed on February 28, 2001).
4.13	Supplemental Indenture No. 20, dated as of October 26, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.4 to the Registrant's Post-Effective Amendment No. 1 to Form S-3 (333-68508) filed on November 2, 2001).
10.1	The Tyco International Ltd. Long Term Incentive Plan (formerly known as the ADT 1993 Long-Term Incentive Plan) (as amended May 12, 1999) (Incorporated by reference to Exhibit 10.1 to the Registrant's Form S-8 (No. 333-80391) filed on June 10, 1999).(1)
10.2	1994 Restricted Stock Ownership Plan for Key Employees (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 (No. 333-93261) filed on December 21, 1999).(1)
10.3	Tyco International (US) Inc. Supplemental Executive Retirement Plan, amended and restated as of October 1, 2000, dated December 30, 2000 (Incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.4	Second Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated February 14, 2002 (Incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)

Exhibit Number	Exhibit
10.5	Third Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated July 30, 2002 (Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.6	Amendments to the Tyco International Ltd. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)(2)
10.7	December 2003 Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.8	Amendment No. 2004-1 to the Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated April 30, 2004 (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.9	The Amended and Restated Tyco International Ltd. Deferred Compensation Plan for Directors (Effective January 1, 2005) (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2005 filed December 9, 2005).(1)
10.10	The Tyco International Ltd. Long Term Incentive Plan II (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 (No. 333-75037) filed March 25, 1999).(1)
10.11	Change in Control Severance Plan for Certain U.S. Officers and Executives dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 16, 2005).(1)
10.12	Retention Agreement for L. Dennis Kozlowski dated January 22, 2001 and Amendment thereto dated August 1, 2001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed December 28, 2001).(1)
10.13	Retention Agreement for Mark H. Swartz dated January 22, 2001 and Amendment thereto dated August 1, 2001 (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed December 28, 2001).(1)
10.14	Edward D. Breen Employment Contract dated July 25, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed August 14, 2002).(1)
10.15	Employment Offer Letter dated February 14, 2005, between Tyco International Ltd. and Christopher J. Coughlin (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 15, 2005).(1)
10.16	Tyco International Ltd. UK Savings Related Share Option Plan (Incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed on December 30, 2002).(1)
10.17	Tyco Employee Stock Purchase Plan, as amended May 2003 (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 dated July 30, 2003).(1)

Exhibit Number	Exhibit
10.18	Tyco Supplemental Savings and Retirement Plan, amended and restated effective January 1, 2005 (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).[1]
10.19	Juergen Gromer Employment Contract effective October 1, 1999 and executed on June 19, 2000. (Incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 filed on December 17, 2003).[1]
10.20	Tyco International Ltd. 2004 Stock and Incentive Plan (amended and restated effective May 10, 2007) (Filed herewith).[1]
10.21	Terms and Conditions of Option Award, Restricted Stock Award, and Restricted Unit Award and Form of Director Deferred Stock Unit Award Letter under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).[1]
10.22	Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives Plan (amended and restated effective May 10, 2007) (Filed herewith).[1]
10.23	Retention Agreement between Dr. Juergen W. Gromer, President and Vice Chairman of Tyco Electronics and Tyco International Ltd. dated as of March 22, 2006 (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed May 9, 2006).
10.24	Bridge Loan Agreement, dated as of April 25, 2007, among Tyco International Group S.A., Tyco International Ltd., Tyco International Finance S.A., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 27, 2007).
10.25	Credit Agreement, dated as of April 25, 2007, among Tyco International Finance S.A., Tyco International Ltd., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on April 27, 2007).
10.26	Amendment No. 1 to 364-day Senior Bridge Loan Agreement, dated as of May 25, 2007, among Tyco International Group S.A., Tyco International Ltd., Tyco International Finance S.A., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 30, 2007).
10.27	Amendment No. 2 to 364-Day Senior Bridge Loan Agreement, dated as of November 27, 2007, among Tyco International Ltd., a Bermuda company, Tyco International Finance S.A., a Luxembourg company, the Lenders party thereto and Citibank, N.A., as Administrative Agent (filed herewith).
10.28	Senior Bridge Letter of Credit Agreement, dated as of June 21, 2007, among Tyco International Ltd., Tyco International Finance S.A., the Lenders party thereto, and Citibank, N.A., as Letter of Credit Issuer and as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 22, 2007).
10.29	Amendment No. 1 to Senior Bridge Letter of Credit Agreement, dated as of October 19, 2007, among Tyco International Ltd., Tyco International Finance S.A., the Lenders party thereto, and Citibank, N.A., as Letter of Credit Issuer and as Administrative Agent (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on October 22, 2007).

Exhibit Number	Exhibit
10.30	Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.31	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.32	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.33	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.34	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.35	Founders' Grant Option Award (Incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.36	Founders' Grant Restricted Unit Award (Incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.37	Founders' Grant Performance Share Unit Award (Incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on July 6, 2007).
10.38	Settlement Agreement, dated April 10, 2007, between Tyco Electronics AMP Gmbh, Tyco Electronics Logistics, Tyco International Ltd., and Juergen Gromer (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2007).
21.1	Subsidiaries of the registrant (Filed herewith).
23.1	Consent of Deloitte and Touche LLP (Filed herewith).
24.1	Power of Attorney (Filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

(1) Management contract or compensatory plan.

(2) In July 1997, a wholly-owned subsidiary of what was formerly called ADT Limited ("ADT") merged with Tyco International Ltd., a Massachusetts Corporation at the time ("Former Tyco"). Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd. ("Tyco"). Former Tyco became a wholly-owned subsidiary of Tyco and changed its name to Tyco International (US) Inc.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TYCO INTERNATIONAL LTD.

By: /s/ CHRISTOPHER J. COUGHLIN

Christopher J. Coughlin
Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

Date: November 27, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on November 27, 2007 in the capacities indicated below.

Name	Title
/s/ EDWARD D. BREEN Edward D. Breen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CAROL ANTHONY DAVIDSON Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* Adm. Dennis C. Blair	Director
* Brian Duperreault	Director
* Bruce S. Gordon	Director
* Rajiv L. Gupta	Director

Name	Title
* John A. Krol	Director
* H. Carl McCall	Director
* Dr. Brendan R. O'Neill	Director
* William S. Stavropoulos	Director
* Sandra S. Wijnberg	Director
* Jerome B. York	Director

* Judith A. Reinsdorf, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals, which have been filed as Exhibit 24.1 to this Report.

By: /s/ JUDITH A. REINSDORF

Judith A. Reinsdorf
Attorney-in-fact

TYCO INTERNATIONAL LTD.
Index to Consolidated Financial Information

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Discussion of Management's Responsibility

We are responsible for the preparation, integrity and fair presentation of the consolidated financial statements and related information appearing in this report. We take these responsibilities very seriously and are committed to being recognized as a leader in governance, controls, clarity and transparency of financial statements. We are committed to making honesty, integrity and transparency the hallmarks of how we run Tyco. We believe that to succeed in today's environment requires more than just compliance with laws and regulations—it requires a culture based upon the highest levels of integrity and ethical values. Expected behavior starts with our Board of Directors and our senior team leading by example and includes every one of Tyco's 118,000 global employees, as well as our customers, suppliers and business partners. One of our most crucial objectives is continuing to maintain and build on the public, employee and shareholder confidence that has been restored in Tyco. We believe this is being accomplished; first, by issuing financial information and related disclosures that are accurate, complete and transparent so investors are well informed; second, by supporting a leadership culture based on an ethic of uncompromising integrity and accountability; and third, by recruiting, training and retaining high-performance individuals who have the highest ethical standards. We take full responsibility for meeting this objective. We maintain appropriate accounting standards, and disclosure controls and devote our full commitment and the necessary resources to these items.

Dedication to Governance, Controls and Financial Reporting

Throughout 2007, we continued to maintain and enhance internal controls over financial reporting, disclosures and corporate governance practices. We believe that a strong control environment is a dynamic process. Therefore, we intend to continue to devote the necessary resources to maintain and improve our internal controls and corporate governance.

Our Audit Committee meets regularly and separately with management, Deloitte & Touche LLP, our independent auditors, and our internal auditors to discuss financial reports, controls and auditing.

We, our Board and our Audit Committee are all committed to excellence in governance, financial reporting and controls.

/s/ EDWARD D. BREEN	/s/ CHRISTOPHER J. COUGHLIN
Edward D. Breen *Chairman and Chief Executive Officer*	Christopher J. Coughlin *Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.

We have audited the accompanying consolidated balance sheets of Tyco International Ltd. and subsidiaries (the "Company") as of September 28, 2007 and September 29, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 28, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd. and subsidiaries as of September 28, 2007 and September 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements: i) the Company changed the depreciation method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years effective as of the beginning of the fiscal third quarter of 2007, and ii) the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* effective September 28, 2007.

As discussed in Note 7 to the consolidated financial statements: i) the Company adopted Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143* effective September 29, 2006, and ii) the Company changed the measurement date of its pension and post retirement plans from September 30 to August 31 in fiscal year 2005.

As discussed in Note 19 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective October 1, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 28, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 27, 2007 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

New York, New York
November 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.

We have audited Tyco International Ltd. and subsidiaries' (the "Company's") internal control over financial reporting as of September 28, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

> The Company did not maintain effective internal controls over accounting for income taxes. Control deficiencies existed related to tax effecting consolidating entries, analysis and reconciliation of taxes receivable and taxes payable in non-U.S. jurisdictions, certain aspects of deferred taxes, and procedures with respect to classification of tax amounts in the consolidated balance sheet. The design and operation of procedural and monitoring controls may not have

prevented or detected, errors from occurring that could have been material, either individually or in the aggregate.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the fiscal year ended September 28, 2007, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 28, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 28, 2007 of the Company and our report dated November 27, 2007 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph noting that i) the Company changed the depreciation method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years effective as of the beginning of the fiscal third quarter of 2007 and ii) the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* effective September 28, 2007.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

New York, New York
November 27, 2007

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended September 28, 2007, September 29, 2006 and September 30, 2005
(in millions, except per share data)

	2007	2006	2005
Revenue from product sales	$12,095	$10,974	$10,342
Service revenue	6,686	6,362	6,323
Net revenue	18,781	17,336	16,665
Cost of product sales	8,723	7,874	7,232
Cost of services	3,718	3,553	3,503
Selling, general and administrative expenses	4,828	4,475	4,699
Class action settlement, net	2,862	—	—
Separation costs	105	49	—
Goodwill impairment	46	—	—
Restructuring and asset impairment charges, net	210	13	17
Losses on divestitures	4	2	23
Operating (loss) income	(1,715)	1,370	1,191
Interest income	102	43	39
Interest expense	(313)	(279)	(322)
Other expense, net	(255)	—	(296)
(Loss) income from continuing operations before income taxes and minority interest	(2,181)	1,134	612
Income taxes	(334)	(310)	(29)
Minority interest	(4)	(1)	(2)
(Loss) income from continuing operations	(2,519)	823	581
Income from discontinued operations, net of income taxes	777	2,781	2,492
(Loss) income before cumulative effect of accounting change	(1,742)	3,604	3,073
Cumulative effect of accounting change, net of income taxes	—	(14)	21
Net (loss) income	$(1,742)	$ 3,590	$ 3,094
Basic earnings per share:			
(Loss) income from continuing operations	$ (5.09)	$ 1.64	$ 1.15
Income from discontinued operations	1.57	5.53	4.96
(Loss) income before cumulative effect of accounting change	(3.52)	7.17	6.11
Cumulative effect of accounting change	—	(0.03)	0.04
Net (loss) income	$ (3.52)	$ 7.14	$ 6.15
Diluted earnings per share:			
(Loss) income from continuing operations	$ (5.09)	$ 1.60	$ 1.13
Income from discontinued operations	1.57	5.38	4.68
(Loss) income before cumulative effect of accounting change	(3.52)	6.98	5.81
Cumulative effect of accounting change	—	(0.03)	0.04
Net (loss) income	$ (3.52)	$ 6.95	$ 5.85
Weighted-average number of shares outstanding:			
Basic	495	503	503
Diluted	495	521	542

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of September 28, 2007 and September 29, 2006
(in millions, except share data)

	2007	2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,894	$ 2,193
Accounts receivable, less allowance for doubtful accounts of $195 and $203, respectively	3,010	2,748
Inventories	1,835	1,619
Class action settlement escrow	2,992	—
Prepaid expenses and other current assets	1,178	1,158
Deferred income taxes	467	629
Assets of discontinued operations	969	34,224
Total current assets	12,345	42,571
Property, plant and equipment, net	3,556	3,501
Goodwill	11,691	11,293
Intangible assets, net	2,697	2,730
Other assets	2,526	2,916
Total Assets	$32,815	$63,011
Liabilities and Shareholders' Equity		
Current Liabilities:		
Loans payable and current maturities of long-term debt	$ 380	$ 771
Accounts payable	1,715	1,557
Class action settlement liability	2,992	—
Accrued and other current liabilities	2,921	3,012
Deferred revenue	584	476
Liabilities of discontinued operations	509	7,997
Total current liabilities	9,101	13,813
Long-term debt	4,076	8,853
Deferred revenue	1,194	1,200
Other liabilities	2,753	3,704
Total Liabilities	17,124	27,570
Commitments and contingencies (Note 16)		
Minority interest	67	54
Shareholders' Equity:		
Preference shares, $4 par value, 31,250,000 shares authorized, none outstanding	—	—
Common shares, $0.80 par value, 1,000,000,000 shares authorized; 496,301,846 and 498,030,095 shares outstanding, net of 1,277,449 and 26,245,695 shares owned by subsidiaries, respectively	397	398
Capital in excess:		
Share premium	9,189	8,787
Contributed surplus, net	5,439	14,493
Accumulated earnings	34	10,692
Accumulated other comprehensive income	565	1,017
Total Shareholders' Equity	15,624	35,387
Total Liabilities and Shareholders' Equity	$32,815	$63,011

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended September 28, 2007, September 29, 2006 and September 30, 2005
(in millions)

	Number of Common Shares	Common Shares $0.80 Par Value	Share Premium	Contributed Surplus, Net	Accumulated Earnings	Accumulated Other Comprehensive Income	Total
Balance at September 30, 2004	503	$402	$8,315	$15,569	$ 5,594	$ 519	$30,399
Comprehensive income:							
Net income					3,094		3,094
Currency translation						(56)	(56)
Unrealized loss on marketable securities and derivative instruments, net of income taxes						(3)	(3)
Minimum pension liability, net of income taxes						(200)	(200)
Total comprehensive income							$ 2,835
Dividends declared					(805)		(805)
Restricted share grants, net of forfeitures	1	1		(1)			—
Share options exercised, including tax benefit of $110	3	2	223	110			335
Repurchase of common shares by subsidiary	(3)	(2)		(298)			(300)
Compensation expense				101			101
Exchange of convertible debt	—			25			25
Reporting calendar alignment, net of income taxes					26		26
Other			2	1			3
Balance at September 30, 2005	504	403	8,540	15,507	7,909	260	32,619
Comprehensive income:							
Net income					3,590		3,590
Currency translation						606	606
Unrealized gain on marketable securities and derivative instruments, net of income taxes						2	2
Minimum pension liability, net of income taxes						149	149
Total comprehensive income							$ 4,347
Dividends declared					(807)		(807)
Restricted share grants, net of forfeitures	1	1		(1)			—
Share options exercised, including tax expense of $13	4	2	247	(13)			236
Repurchase of common shares by subsidiary	(24)	(19)		(2,525)			(2,544)
Compensation expense				281			281
Exchange of convertible debt	13	11		1,224			1,235
Other				20			20
Balance at September 29, 2006	498	398	8,787	14,493	10,692	1,017	35,387
Comprehensive income:							
Net loss					(1,742)		(1,742)
Currency translation						883	883
Unrealized gain on marketable securities and derivative instruments, net of income taxes						3	3
Minimum pension liability, net of income taxes						249	249
Total comprehensive income							$ (607)
Dividends declared					(668)		(668)
Share options exercised, including tax benefit of $23	5	4	402	23			429
Repurchase of common shares by subsidiary	(7)	(5)		(722)			(727)
Compensation expense				295			295
Exchange of convertible debt				1			1
Distribution of Covidien and Tyco Electronics				(8,651)	(8,248)	(1,476)	(18,375)
Initial adoption of SFAS No. 158, net of income taxes (see Note 17)						(111)	(111)
Balance at September 28, 2007	496	$397	$9,189	$ 5,439	$ 34	$ 565	$15,624

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 28, 2007, September 29, 2006 and September 30, 2005
(in millions)

	2007	2006	2005
Cash Flows From Operating Activities:			
Net (loss) income	$(1,742)	$ 3,590	$ 3,094
Income from discontinued operations, net of income taxes	(777)	(2,781)	(2,492)
Cumulative effect of accounting change, net of income taxes	—	14	(21)
(Loss) income from continuing operations	(2,519)	823	581
Adjustments to reconcile net cash provided by operating activities:			
Depreciation and amortization	1,151	1,182	1,204
Non-cash compensation expense	173	151	72
Deferred income taxes	(11)	(414)	(227)
Provision for losses on accounts receivable and inventory	94	56	102
Loss on the retirement of debt	259	1	405
Goodwill impairment	46	—	—
Non-cash restructuring and asset impairment charges, net	24	2	2
Losses on divestitures	4	2	23
Gains on investments, net	(10)	(12)	—
Debt and refinancing cost amortization	7	6	12
Other non-cash items	31	(30)	28
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	(128)	(151)	(190)
Contracts in progress	(47)	(50)	2
Inventories	(166)	(106)	(104)
Other current assets	154	207	(53)
Accounts payable	54	172	238
Accrued and other liabilities	(56)	(166)	126
Income taxes, net	(244)	408	377
Class action settlement liability	2,992	—	—
Other	28	(88)	(271)
Net cash provided by operating activities	1,836	1,993	2,327
Net cash provided by discontinued operating activities	2,475	3,574	3,891
Cash Flows From Investing Activities:			
Capital expenditures	(669)	(558)	(516)
Proceeds from disposal of assets	23	39	53
Acquisition of customer accounts (ADT dealer program)	(409)	(373)	(328)
Acquisition of businesses, net of cash acquired	(31)	(5)	(6)
Divestiture of businesses, net of cash retained	8	11	21
Class action settlement escrow	(2,960)	—	—
Liquidation of rabbi trust investments	271	—	—
Decrease (increase) in investments	4	58	(314)
Decrease in restricted cash	5	20	7
Other	14	(20)	(12)
Net cash (used in) provided by investing activities	(3,744)	(828)	(1,095)
Net cash used in discontinued investing activities	(805)	(599)	(659)
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt	1,517	4	2
Repayment of short-term debt	(1,151)	(28)	(10)
Proceeds from issuance of long-term debt	308	700	—
Repayment of long-term debt, including debt tenders	(6,602)	(1,766)	(4,782)
Proceeds from exercise of share options	406	249	226
Dividends paid	(791)	(806)	(628)
Repurchase of common shares by subsidiary	(727)	(2,544)	(300)
Transfer from discontinued operations	8,567	2,429	3,080
Other	12	(10)	(11)
Net cash provided by (used in) financing activities	1,539	(1,772)	(2,423)
Net cash used in discontinued financing activities	(932)	(2,687)	(3,375)
Effect of currency translation on cash	70	21	52
Effect of currency translation on cash related to discontinued operations	33	21	13
Net increase (decrease) in cash and cash equivalents	472	(277)	(1,269)
Less: net (increase) decrease in cash related to discontinued operations	(771)	(309)	130
Cash and cash equivalents at beginning of year	2,193	2,779	3,918
Cash and cash equivalents at end of year	$ 1,894	$ 2,193	$ 2,779
Supplementary Cash Flow Information:			
Interest paid	$ 317	$ 285	$ 338
Income taxes paid, net of refunds	$ 650	$ 316	$ 209

See Notes to Consolidated Financial Statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a company organized under the laws of Bermuda; and its subsidiaries (Tyco and all its subsidiaries, hereinafter collectively referred to as the "Company" or "Tyco") and have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States ("GAAP"). Unless otherwise indicated, references in the Consolidated Financial Statements to 2007, 2006 and 2005 are to Tyco's fiscal year ended September 28, 2007, September 29, 2006 and September 30, 2005, respectively.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien and Tyco Electronics, formerly Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. The distribution was made on June 29, 2007, to Tyco shareholders of record on June 18, 2007, the record date. Each Tyco shareholder received 0.25 of a common share of each of Covidien and Tyco Electronics for each Tyco common share held on the record date. Tyco shareholders received cash in lieu of fractional shares for amounts of less than one Covidien or Tyco Electronics common share. The distribution was structured to be tax-free to Tyco shareholders except to the extent of cash received in lieu of fractional shares. While we are a party to Separation and Distribution, Tax Sharing and certain other agreements, we have determined that there is no significant continuing involvement between us and Covidien or Tyco Electronics as discussed in Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*," and Emerging Issues Task Force ("EITF") Issue No. 03-13, "*Applying the Conditions of Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations*." Therefore, we have classified Covidien and Tyco Electronics as discontinued operations in all periods presented.

Additionally, on the distribution date, the Company, as approved by its Board of Directors, effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Shareholder approval for the reverse stock split was obtained at the March 8, 2007 Special General Meeting of Shareholders. Share and per share data for all periods presented have been adjusted to reflect the reverse stock split.

During 2007 and 2006, the Company incurred pre-tax costs related to the Separation of $1,083 million and $169 million, respectively. The costs include loss on early extinguishment of debt, debt refinancing, tax restructuring, professional services and employee-related costs. Of this amount, $105 million and $49 million is included in separation costs, $259 million in 2007 related to loss on early extinguishment of debt is included in other expense, net and $719 million and $120 million is included in discontinued operations, respectively. Additionally, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that will no longer be realizable of $183 million, of which $95 million is included in income taxes and $88 million is included in discontinued operations.

In connection with the Separation, the Company has realigned its management and segment reporting structure. See Note 21.

During the first quarter of 2007, we sold Aguas Industriales de Jose, C.A. ("AIJ"), a joint venture that was majority owned by Infrastructure Services. Additionally, during the fourth quarter of 2007, the remaining portion of Infrastructure Services met the held for sale criteria and its results of operations have been included in discontinued operations for all periods presented.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

References to the segment data are to the Company's continuing operations. Prior period amounts have been reclassified to exclude the results of discontinued operations.

Principles of Consolidation—Tyco is a holding company which conducts its business through its operating subsidiaries. The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. Also, the Company consolidates variable interest entities in which the Company bears a majority of the risk to the entities' expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates—The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, legal liabilities, income taxes and tax valuation allowances, and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Revenue Recognition—The Company recognizes revenue principally on four types of transactions—sales of products, sales of security systems, billings for monitoring and maintenance services and contract sales.

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. Amounts assigned to each component of the arrangement are based on that component's objectively determined fair value. If fair value cannot be objectively determined for a sale involving multiple elements, the Company recognizes the revenue from installation of services, along with the associated direct incremental costs, over the contract life.

Revenue from the sale of services is recognized as services are rendered. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. Estimated warranty costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

At September 28, 2007 and September 29, 2006, accounts receivable and other long-term receivables included retainage provisions of $63 million in both years of which $41 million and $36 million are unbilled, respectively. These retainage provisions consist primarily of fire protection contracts and become due upon contract completion and acceptance. At September 28, 2007 the retainage provision included $62 million, that is expected to be collected during 2008.

Research and Development—Research and development expenditures are expensed when incurred and are included in cost of product sales. Research and development expenses include salaries, direct costs incurred and building and overhead expenses. See Note 22.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. See Note 22.

Translation of Foreign Currency—For the Company's non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Gains and losses resulting from foreign currency transactions, including the impact of our foreign currency derivatives, reflected in selling, general and administrative expenses were $60 million, $77 million and $21 million in 2007, 2006 and 2005, respectively.

Cash and Cash Equivalents—All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Tyco's receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property, Plant and Equipment, Net—Property, plant and equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2007, 2006 and 2005 was $638 million, $665 million and $676 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Except for pooled subscriber systems, depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Subscriber systems	Accelerated method up to 15 years
Other machinery, equipment and furniture and fixtures	2 to 20 years

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

See below for discussion of depreciation method and estimated useful lives related to subscriber systems.

Subscriber System Assets and Related Deferred Revenue Accounts—The Company generally considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the month and year of acquisition.

Effective as of the beginning of the third quarter of 2007, Tyco changed the depreciation method and estimated useful life used to account for pooled subscriber system assets (primarily in North America) and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company will continue to use a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

The change in the method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. In accordance with SFAS No. 154, *"Accounting Changes and Error Correction,"* the change in method used to account for pooled subscriber system assets and related deferred revenue accounts represents a change in accounting estimate effected by a change in accounting principle and is accounted for prospectively. The change in method is based on information obtained by continued observation of the expected benefits inherent in the pooled subscriber system assets by customer category and is preferable, as it results in depreciation and amortization that are more reflective of the pattern of expected benefits derived from these assets. All pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems, will continue to be reviewed by the Company at each balance sheet date to assess the continued appropriateness of methods and estimated useful lives.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

The effects of the change described above decreased net revenue by $21 million, decreased depreciation expense by $37 million, and decreased loss from continuing operations and net loss by $10 million each and increased basic and diluted earnings per share by $0.02 for 2007.

Long-Lived Assets—Tyco reviews long-lived assets, including property, plant and equipment and amortizable intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur (see Note 11). In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. The Company performed its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of 2007.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Dealer and Other Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships and intellectual property. Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price.

During the first six months (twelve months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the month of contract acquisition on an accelerated basis over the period and pattern of

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

economic benefit that is expected to be obtained from the customer relationship. Effective as of the beginning of the third quarter of 2007, Tyco changed the estimated useful life of dealer intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles from 12 to 15 years. The Company continues to amortize dealer intangible assets on an accelerated basis. The change in the estimated useful life used to account for dealer intangibles resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. In accordance with SFAS No. 154, the change in estimated useful life of dealer intangibles is accounted for prospectively. The effect of the change in estimated useful life for dealer intangibles decreased loss from continuing operations and net loss by $6 million each and increased basic and diluted earnings per share by $0.01 for 2007.

Other contracts and related customer relationships, as well as intellectual property consisting primarily of patents, trademarks and unpatented technology, are amortized on a straight-line basis over four to forty years. The Company evaluates the amortization methods and remaining useful lives of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the amortization method or remaining useful lives.

Investments—The Company invests in debt and equity securities. Long-term investments in marketable equity securities that represent less than twenty percent ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to other comprehensive income within shareholders' equity for available for sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in the Consolidated Statements of Operations.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. Each reporting period, the Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value. For equity investments in which the Company exerts significant influence over operating and financial policies but do not control, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the Consolidated Statements of Operations and was not material in any period presented.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Generally, product warranties are implicit in the sale; however, the customer may purchase an extended warranty. Manufactured equipment is also warranted in the same manner as product warranties. However, in most instances the warranty is either negotiated in the contract or sold as a separate component. Warranty period terms range from 90 days (e.g., various products) up to 15 years (e.g., pressure reducers and floor heating products). The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Environmental Costs—Tyco is subject to laws and regulations relating to protecting the environment. Tyco provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated.

Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Insurable Liabilities—The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free rate of return when the pattern and timing of the future obligation is reliably determinable. The impact of the discount on the Consolidated Balance Sheets at September 28, 2007 and September 29, 2006 was to reduce the obligation by $38 million and $47 million, respectively. The Company maintains captive insurance companies to manage certain of its insurable liabilities. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Financial Instruments—The Company may use interest rate swaps, currency swaps and forward and option contracts to manage risks generally associated with foreign exchange rate and interest rate risk. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge over the life of the hedge contract.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items are reported in selling, general and administrative expenses along with offsetting transaction gains and losses on the items being hedged. Gains and losses on net investment hedges are included in the cumulative translation adjustment component of other comprehensive income to the extent they are effective. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

Share Premium and Contributed Surplus—In accordance with the Bermuda Companies Act 1981, when Tyco issues shares for cash at a premium to their par value, the resulting premium is credited to a share premium account, a non-distributable reserve. Contributed surplus, subject to certain conditions, is a distributable reserve.

Reclassifications—Certain prior year amounts have been reclassified to conform with current year presentation. In 2007, the Company presented proceeds from the divestiture of businesses classified as discontinued operations within net cash used in discontinued investing activities. Such proceeds were

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

$71 million, $866 million and $158 million for 2007, 2006 and 2005, respectively. All prior periods have been reclassified to conform to the current period presentation.

Recently Adopted Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).*" SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company presently uses a measurement date of August 31st. SFAS No. 158 also requires additional disclosure in the notes to the financial statements. The recognition provisions of SFAS No. 158 are effective for fiscal 2007, while the measurement date provisions become effective in fiscal 2009. The Company adopted the recognition and disclosure provisions of SFAS No. 158 as of September 28, 2007. The Company recognized a net $111 million liability through a reduction in shareholders' equity.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*" SAB No. 108 requires that companies utilize a "dual approach" in assessing the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focused and balance sheet focused assessment. SAB No. 108 is effective for Tyco in fiscal 2007. The implementation of SAB No. 108 did not have a material impact on Tyco's results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements—In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for Tyco in the first quarter of fiscal 2009. The Company is currently assessing the impact that SFAS No. 159 will have on the results of its operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements,*" which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for Tyco beginning in fiscal 2009. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on the results of its operations, financial position or cash flows.

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*" This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 is effective for Tyco in the first quarter of fiscal 2008. The Company is currently implementing and assessing the expected impact of adopting FIN No. 48. Based on the assessment to

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

date, management does not expect the adoption to have a material effect on the results of its operations, financial position or cash flows.

2. Discontinued Operations and Divestitures

Discontinued Operations

During the third quarter of 2007, Tyco completed the Separation and has presented its Healthcare and Electronics businesses as discontinued operations in all periods presented.

In each period prior to the Separation, net interest and loss on early extinguishment of debt, which is included in other expense, net in the Consolidated Statements of Operations, amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that Tyco believes were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt including the impact of interest rate swap agreements. These allocated amounts were included in discontinued operations. During 2007, allocated interest income, interest expense and other expense, net was $35 million, $242 million and $388 million, respectively. During 2006, allocated interest income, interest expense and other expense, net was $53 million, $378 million and $0 million, respectively. During 2005, allocated interest income, interest expense and other expense, net was $43 million, $433 million and $608 million, respectively.

The Company has used available information to develop its best estimates for certain assets and liabilities related to the Separation. In limited instances, final determination of the balances will be made in subsequent periods. During the fourth quarter of 2007, $72 million was recorded through shareholders' equity, primarily related to the cash true-up adjustment and other items, as specified in the Separation and Distribution Agreement, adjustments to certain pre-Separation tax liabilities, and the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or Tyco Electronics legal entities. Additional adjustments are not expected to be material and will be recorded through shareholder's equity in subsequent periods as tax returns are finalized.

During 2007, AIJ, a joint venture that was majority owned by Infrastructure Services, was sold for $42 million in net cash proceeds and a pre-tax gain on sale of $19 million was recorded. Additionally, during the fourth quarter of 2007, the remaining portion of Infrastructure Services met the held for sale criteria and its results of operations have been included in discontinued operations for all periods presented. Infrastructure Services provides consulting, engineering, construction management and operating services for the water, wastewater, environmental, transportation and facilities market. The Company has assessed the recoverability of these businesses carrying values and will continue to assess recoverability based on current fair value, less cost to sell, until the businesses are sold. On September 17, 2007, the Company executed a definitive agreement to sell for approximately $295 million in cash 100% of the stock of ETEO—Empresa de Transmissao de Energia do Oeste Ltda., a Brazilian subsidiary of Infrastructure Services. The transaction is subject to Brazilian regulatory approval and normal closing conditions and is expected to close by the end of the second quarter of fiscal 2008. The Company expects to sell the remaining portion of Infrastructure Services by the end of fiscal 2008.

The AIJ, Infrastructure Services, Plastics, Adhesives and Ludlow Coated Products and A&E Products businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

2. Discontinued Operations and Divestitures (Continued)

Net revenue, income from operations, (loss) gain on sale, separation costs and income tax expense for discontinued operations for 2007, 2006 and 2005 are as follows ($ in millions):

	2007	2006	2005
Net revenue	$18,966	$24,797	$25,092
Pre-tax income from discontinued operations	$ 2,802	$ 3,831	$ 3,336
Pre-tax (loss) gain on sale of discontinued operations	(550)	(245)	34
Separation costs	(719)	(120)	—
Income tax expense	(756)	(685)	(878)
Income from discontinued operations, net of income taxes	$ 777	$ 2,781	$ 2,492

Balance sheet information for discontinued operations at September 28, 2007 and September 29, 2006 is as follows ($ in millions):

	2007	2006
Cash and cash equivalents	$ —	$ 732
Accounts receivable, net	327	4,398
Inventories	12	3,231
Prepaid expenses and other current assets	19	1,652
Property, plant and equipment, net	137	5,910
Goodwill and other intangibles, net	—	15,976
Other assets	474	2,325
Total assets	$969	$34,224
Current maturities of long-term debt	$ 5	$ 37
Accounts payable	150	2,007
Accrued and other current liabilities	267	2,469
Long-term debt	24	512
Other liabilities	63	2,972
Total liabilities	$509	$ 7,997
Minority interest	$ 30	$ 36

Losses on divestitures

During 2007, 2006 and 2005, the Company recorded $4 million, $2 million and $23 million, respectively, of divestiture charges in continuing operations in connection with the write-down to fair value, less cost to sell, of certain businesses. The fair value used for the impairment assessments was primarily based on the terms and conditions included or expected to be included in the sales agreements.

3. Restructuring and Asset Impairment Charges, Net

Restructuring and asset impairment charges, net, during the years ended September 28, 2007, September 29, 2006 and September 30, 2005 are as follows ($ in millions):

	2007	2006	2005
ADT Worldwide	$ 83	$ 3	$ 2
Fire Protection Services	33	—	—
Flow Control	25	2	4
Safety Products	29	7	8
Electrical and Metal Products	7	—	—
Corporate and Other	40	1	4
	217	13	18
Inventory charges in cost of sales	(7)	—	(1)
Restructuring and asset impairment charges, net	$210	$13	$17

2007 Charges and Credits

During the first quarter of 2007, the Company launched a restructuring program across the segments including the corporate organization which will streamline some of the businesses and reduce the operational footprint. The Company expects to incur charges related to the program of approximately $350 million to $400 million through the end of 2008.

The restructuring program includes numerous actions which are designed to improve operating efficiency and strengthen the Company's competitive position in the future. To date, many of the actions initiated relate to improving field efficiencies and consolidating certain administrative functions in the European operations of ADT Worldwide and Fire Protection Services. In addition, Corporate consolidated certain headquarter functions. The restructuring actions were largely reductions in workforce and are expected to be completed by the end of 2008.

Net restructuring and asset impairment charges during 2007 were $217 million, which include $7 million reflected in cost of sales for the non-cash write down in carrying value of inventory. The remaining charge is comprised of restructuring charges of $199 million, which include $183 million of employee severance and benefits and $16 million of facility exit charges and other cash charges, and $15 million of asset impairments. During 2007, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $4 million of restructuring reserves as a restructuring credit.

During 2007, the Company paid $59 million related to actions initiated in 2007 and has $127 million accrued related to these actions as of September 28, 2007.

3. Restructuring and Asset Impairment Charges, Net (Continued)

Activity in the Company's 2007 restructuring reserves related to actions initiated in 2007 is summarized as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit Charges	Total
Charges	$183	$ 15	$ 198
Reversals	(1)	—	(1)
Utilization	(53)	(6)	(59)
Reclass/transfers	(15)	(1)	(16)
Currency translation	5	—	5
Balance at September 28, 2007	$119	$ 8	$ 127

2006 Charges and Credits

During 2006, the Company recorded net restructuring and asset impairment charges of $13 million, which includes $11 million of employee severance and benefits and $2 million of asset impairments. The restructuring charges related to several restructuring actions and facility exit plans which were initiated in 2006 for $16 million as well as costs incurred in 2006 related to actions initiated prior to 2006 for $2 million. During 2006, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $7 million of restructuring reserves. Most of the restructuring initiatives undertaken during 2006 as well as actions taken in prior periods, which impact restructuring charges incurred during 2006, relate to the ADT Worldwide and Safety Products segments.

Through 2007, the Company paid $14 million related to these actions and has $1 million accrued as of September 28, 2007.

2005 Charges and Credits

During 2005, the Company recorded restructuring and asset impairment charges of $18 million, including $1 million reflected in cost of sales for the non-cash write down in carrying value of inventory. The remaining charge is comprised of restructuring charges of $28 million, which includes $13 million of employee severance and benefits, $11 million of facility exit charges and $4 million of other charges. These charges related to several restructuring actions and facility exit plans which were initiated in 2005 as well as incremental costs incurred in 2005 related to actions initiated during 2004. Of these charges, $13 million related to actions initiated and completed in 2005 while the remaining $15 million related to actions which commenced prior to 2005. During 2005, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $11 million of restructuring reserves as a restructuring credit.

The 2005 restructuring initiatives were largely a result of actions taken by Flow Control, Safety Products and ADT Worldwide segments which incurred employee severance and benefits of $4 million, $3 million and $3 million, respectively. Through 2007, the Company has substantially paid these obligations and has less than $1 million accrued as of September 28, 2007.

3. Restructuring and Asset Impairment Charges, Net (Continued)

2004 and Prior Charges and Credits

The Company continues to maintain restructuring reserves related to certain actions initiated prior to 2005. The total amount of these reserves are $21 million and $30 million at September 28, 2007 and September 29, 2006, respectively. These balances primarily include facility exit costs for long-term non-cancelable lease obligations within the ADT Worldwide and Fire Protection Services segments, with expiration dates which range from 2008 to 2022.

Restructuring Reserves

Restructuring reserves from September 29, 2006 to September 28, 2007 by the year in which the restructuring action was initiated are as follows ($ in millions):

	Year of Restructuring Action		
	2007	Prior	Total
Balance at September 29, 2006	$ —	$34	$ 34
Charges	198	1	199
Reversals	(1)	(3)	(4)
Utilization	(59)	(11)	(70)
Reclass/transfers	(16)	—	(16)
Currency translation	5	1	6
Balance at September 28, 2007	$127	$22	$149

Restructuring reserves by segment at September 28, 2007 and September 29, 2006 are as follows ($ in millions):

	2007	2006
ADT Worldwide	$ 72	$20
Fire Protection Services	33	6
Flow Control	13	2
Safety Products	10	2
Electrical and Metal Products	6	1
Corporate and Other	15	3
	$149	$34

At September 28, 2007 and September 29, 2006, restructuring reserves were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2007	2006
Accrued and other current liabilities	$125	$16
Other liabilities	24	18
	$149	$34

4. Acquisitions

Acquisitions

During 2007, cash paid for acquisitions included in continuing operations, primarily within ADT Worldwide, Safety Products and Flow Control, totaled $31 million. Cash paid for acquisitions by businesses included in continuing operations during 2006 and 2005 totaled $5 million and $6 million, respectively.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

Acquisition Liabilities

At September 28, 2007 and September 29, 2006, acquisition liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2007	2006
Accrued and other current liabilities	$ 4	$ 7
Other liabilities	10	11
	$14	$18

Acquisition liabilities relate to facility exit costs, employee severance and benefits, distributor and supplier cancellation fees and other costs. The Company paid $5 million, $5 million and $9 million to fund acquisition liabilities during 2007, 2006 and 2005, respectively.

Holdback Liabilities

The Company paid cash of approximately $5 million, $2 million and $5 million during 2007, 2006 and 2005, respectively, relating to holdback liabilities related to certain prior period acquisitions. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other contingencies.

At September 28, 2007 and September 29, 2006, holdback liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2007	2006
Accrued and other current liabilities	$—	$ 7
Other liabilities	16	9
	$16	$16

ADT Dealer Program

During 2007, 2006 and 2005, Tyco paid $409 million, $373 million and $328 million of cash, respectively, to acquire approximately 415,000, 401,000 and 364,000 customer contracts for electronic security services through the ADT dealer program.

5. Other Expense, Net

Other expense, net was $255 million in 2007 and $296 million in 2005. During 2007, other expense, net consisted primarily of a $259 million loss on early extinguishment of debt incurred in connection with the debt tender offers (see Note 13), for which no tax benefit is available. This charge consists primarily of premiums paid and the write-off of unamortized debt issuance costs and discounts. The total loss on early extinguishment of debt was $647 million, with $259 million included in continuing operations and $388 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

During 2005, other expense, net consisted primarily of losses related to the repurchase of outstanding convertible debt prior to its scheduled maturity, partially offset by a $109 million court-ordered restitution award.

During 2005, the Company repurchased $1,241 million principal amount of its outstanding 2.75% convertible senior debentures for $1,823 million and $750 million principal amount of its outstanding 3.125% convertible senior debentures for $1,147 million. These repurchases resulted in a $1,013 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs, with $405 included in continuing operations and $608 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

Additionally, in September 2005, we were awarded a total of $134 million as restitution in connection with our litigation against Mr. L. Dennis Kozlowski, our former Chairman and Chief Executive Officer, and Mr. Mark H. Swartz, our former Chief Financial Officer and Director. The restitution award is comprised of $109 million of previously expensed compensation made to the Defendants and reported as other expense, net in prior years and $25 million related to a loan receivable from Mr. L. Dennis Kozlowski which had been reflected in the Company's Consolidated Financial Statements as a receivable. During 2007, the Company received payment for these amounts.

6. Income Taxes

Significant components of income tax provision for 2007, 2006 and 2005 are as follows ($ in millions):

	2007	2006	2005
Current:			
United States:			
Federal	$ 100	$ 62	$(123)
State	36	(17)	7
Non-U.S.	171	345	222
Current income tax provision	307	390	106
Deferred:			
United States:			
Federal	96	78	56
State	3	(8)	(27)
Non-U.S.	(72)	(150)	(106)
Deferred income tax provision	27	(80)	(77)
	$ 334	$ 310	$ 29

6. Income Taxes (Continued)

Non-U.S. (loss) income from continuing operations before income taxes was $(2,572) million, $1,052 million and $402 million for 2007, 2006 and 2005, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for the years ended September 28, 2007, September 29, 2006, and September 30, 2005 is as follows ($ in millions):

	2007	2006	2005
Notional U.S. federal income tax (benefit) expense at the statutory rate	$ (763)	$ 397	$ 214
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	23	35	26
Non-U.S. net earnings[(1)]	(55)	(207)	(221)
Nondeductible charges	1,176	83	45
Valuation allowance	(129)	39	(134)
Loss on retirement of debt	91	(98)	155
Other	(9)	61	(56)
Provision for income taxes	$ 334	$ 310	$ 29

(1) Excludes asset impairments, nondeductible charges, and other items which are broken out separately in the table.

Included in the nondeductible charges for 2007 is the class action settlement, net of $2.862 billion. Additionally, the nondeductible charges include $105 million associated with Separation costs which were not fully deductible as well as a write-off of deferred tax assets in entities that were liquidated as part of the Separation. The loss on retirement of debt includes charges related to the early extinguishment of debt of $259 million for which no tax benefit is available. The valuation allowance benefit includes a tax impact of $72 million associated with identification of tax planning to ensure realization of certain deferred tax assets as well as a net benefit of $51 million associated with changes in valuation allowances driven primarily by increased profitability in certain jurisdictions.

Included in the loss on retirement of debt in 2006 is a cumulative one-time benefit associated with the receipt of a favorable tax ruling in the fourth quarter of 2006 permitting the deduction of prior year debt retirement costs not previously benefited. This benefit is partially offset by a valuation allowance on the net operating losses created by the debt retirement deductions.

6. Income Taxes (Continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at September 28, 2007 and September 29, 2006 are as follows ($ in millions):

	2007	2006
Deferred tax assets:		
Accrued liabilities and reserves	$ 382	$ 379
Tax loss and credit carryforwards	1,433	1,567
Postretirement benefits	257	287
Deferred revenue	271	259
Other	338	545
	2,681	3,037
Deferred tax liabilities:		
Property, plant and equipment	(651)	(788)
Intangibles assets	(270)	(205)
Other	(219)	(218)
	(1,140)	(1,211)
Net deferred tax asset before valuation allowance	1,541	1,826
Valuation allowance	(666)	(800)
Net deferred tax asset	$ 875	$ 1,026

At September 28, 2007, the Company had $3,584 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $2,581 million have no expiration, and the remaining $1,003 million will expire in future years through 2027. Due to a favorable tax ruling in the fourth quarter of 2006, the Company was able to recognize $98 million of net operating loss carryforwards associated with deduction of debt retirement costs. In the U.S., there were approximately $1,292 million of federal and $1,715 million of state net operating loss carryforwards at September 28, 2007, which will expire in future years through 2027.

The valuation allowance for deferred tax assets of $666 million and $800 million at September 28, 2007 and September 29, 2006, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* which requires that a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. At September 28, 2007, approximately $123 million of the valuation allowance will ultimately reduce goodwill if the net operating losses are utilized.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. See "Income Taxes" in Note 16.

6. Income Taxes (Continued)

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Further, management has reviewed with tax counsel certain of the issues raised by these taxing authorities and the adequacy of these recorded amounts. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Substantially all of these potential tax liabilities are recorded in other liabilities on the Consolidated Balance Sheets as payment is not expected within one year.

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

See "Income Taxes" in Note 16 for information related to the Tax Sharing Agreement with Covidien and Tyco Electronics.

7. Cumulative Effect of Accounting Change

During 2006, the Company adopted FIN No. 47, *"Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143."* FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be initially reported at their fair values. Upon adoption, the Company recognized a liability of $32 million for asset retirement obligations and an increase of $10 million in the carrying amount of the related assets, of which $19 million and $5 million are reflected in liabilities and assets of discontinued operations, respectively. The initial recognition resulted in a cumulative effect of accounting change of $14 million after-tax loss, ($22 million pre-tax), reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN No. 47 been in effect at the time.

During 2005, the Company changed the measurement date for its pension and postretirement benefit plans, from September 30th to August 31st, effective October 1, 2004. The Company believes that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in the Company's Consolidated

7. Cumulative Effect of Accounting Change (Continued)

Financial Statements under the accelerated reporting deadlines. As a result of this change, the Company recorded a $21 million after-tax gain ($28 million pre-tax) cumulative effect of accounting change.

8. Earnings Per Share

As discussed in Note 1, the Company effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Share and per share data for all periods presented have been adjusted to reflect the reverse stock split.

The reconciliations between basic and diluted earnings per share for 2007, and 2006 and 2005 are as follows ($ in millions, except per share data):

	2007			2006			2005		
	Loss	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:									
(Loss) income from continuing operations	$(2,519)	495	$(5.09)	$823	503	$1.64	$581	503	$1.15
Share options, restricted share awards and deferred stock units	—	—		—	4		—	4	
Exchange of convertible debt	—	—		12	14		30	35	
Diluted earnings per share:									
(Loss) income from continuing operations, giving effect to dilutive adjustments	$(2,519)	495	$(5.09)	$835	521	$1.60	$611	542	$1.13

The computation of diluted earnings per share prior to the Separation, includes the impact of equity instruments which were converted to give effect to the distribution, in 2007, 2006 and 2005 excludes the effect of the potential exercise of options to purchase approximately 29 million, 21 million and 18 million shares, respectively, because the effect would be anti-dilutive. Additionally, the computation of diluted earnings per common share for 2007 excludes the impact of convertible debt of approximately 6 million shares because the effect would be anti-dilutive.

The computation of diluted earnings per share in 2007 excludes restricted share awards and deferred stock units of approximately 5 million because the effect would be anti-dilutive. The computation of diluted earnings per share in 2006 and 2005 excludes restricted share awards of approximately 2 million and 1 million, respectively, because the effect would be anti-dilutive.

9. Sale of Accounts Receivable

Certain of Tyco's international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under the Company's remaining international accounts receivable programs was $76 million, $75 million and $79 million at September 28, 2007, September 29, 2006 and September 30, 2005, respectively.

10. Investments

At September 28, 2007 and September 29, 2006, Tyco had available-for-sale investments with a fair market value of $352 million and $334 million and a cost basis of $352 million and $337 million,

10. Investments (Continued)

respectively. These investments consist primarily of debt securities and are included in prepaid expenses and other current assets and other assets within the Consolidated Balance Sheets. As of September 28, 2007, $117 million of these debt securities were due to mature within one year, with the remainder substantially due in one to five years. The unrealized gains and losses related to these investments are immaterial and have been included as a separate component of shareholders' equity.

11. Goodwill and Intangible Assets

In connection with the Separation, during the third quarter of 2007 Tyco reorganized into a new management and segment reporting structure. As part of these organizational changes, the Company assessed new reporting units and conducted valuations to determine the assignment of goodwill to the new reporting units based on their estimated relative fair values. Following the relative fair value goodwill allocation, the Company then tested goodwill for impairment by comparing the fair value of each reporting unit with its carrying value amount. If the carrying amount of a reporting unit exceeded its fair value, goodwill was considered potentially impaired. Where goodwill was potentially impaired, the Company compared the implied fair value of the reporting unit goodwill to the carrying amount of that goodwill. The carrying amount of goodwill exceeded the implied fair value of goodwill in the Australia and New Zealand Security Services business, part of the ADT Worldwide segment. As a result, the Company recognized a goodwill impairment of $46 million in the third quarter of 2007.

In determining fair value, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and market place data. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment. Changes to these factors and judgments could result in impairment to one or more of our reporting units in a future period. See Note 1.

There were no goodwill impairments related to continuing operations during 2006 and 2005.

The changes in the carrying amount of goodwill for 2007 and 2006 are as follows ($ in millions):

	Total
Balance at September 30, 2005	$11,161
Purchase accounting adjustments	(60)
Acquisitions	9
Divestitures	(7)
Currency translation	190
Balance at September 29, 2006	11,293
Purchase accounting adjustments	5
Acquisitions	16
Divestitures	(5)
Impairments	(46)
Currency translation	428
Balance at September 28, 2007	$11,691

11. Goodwill and Intangible Assets (Continued)

The changes in the carrying amount of goodwill from the reallocation in the third quarter of 2007 to September 28, 2007 was as follows ($ in millions):

	ADT Worldwide	Fire Protection Services	Flow Control	Safety Products	Electrical and Metal Products	Corporate and Other	Total
Balance, as reallocated on March 31, 2007	$4,992	$1,474	$1,917	$2,058	$1,047	$60	$11,548
Less: goodwill impairment	46	—	—	—	—	—	46
Balance at June 29, 2007	4,946	1,474	1,917	2,058	1,047	60	11,502
Purchase accounting adjustments	4	(1)	—	11	—	—	14
Acquisitions	1	—	—	—	—	—	1
Currency translation	74	22	58	13	7	—	174
Balance at September 28, 2007	$5,025	$1,495	$1,975	$2,082	$1,054	$60	$11,691

Intangible assets, net were $2,697 million and $2,730 million at September 29, 2007 and September 29, 2006, respectively. The following table sets forth the gross carrying amount and accumulated amortization of the Company's intangible assets at September 28, 2007 and September 29, 2006 ($ in millions):

	September 28, 2007			September 29, 2006		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortizable:						
Contracts and related customer relationships	$5,808	$3,565	14 years	$5,251	$3,028	12 years
Intellectual property	542	354	15 years	518	295	14 years
Other	20	14	11 years	15	9	11 years
Total	$6,370	$3,933	14 years	$5,784	$3,332	12 years
Non-Amortizable:						
Intellectual property	$ 255			$ 264		
Other	5			14		
Total	$ 260			$ 278		

Intangible asset amortization expense for 2007, 2006 and 2005 was $513 million, $517 million and $528 million, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be approximately $450 million for 2008, $400 million for 2009, $300 million for 2010, $250 million for 2011 and $200 million for 2012.

See Note 1 for discussion regarding changes in the estimated lives of dealer intangibles.

12. Related Party Transactions

The Company has amounts due related to loans and advances issued to employees in prior years under the Company's Key Employee Loan Program, relocation programs and other advances made to executives. Loans were provided to employees under the Company's Key Employee Loan Program, which is now discontinued, except for outstanding loans for the payment of taxes upon the vesting of shares granted under our Restricted Share Ownership Plans. No loans are outstanding to any of our current executives. The loans are not collateralized and bear interest, payable annually, at a rate based on the six-month LIBOR, calculated annually as the average of the rates in effect on the first day of each of the preceding 12 months. Loans are generally repayable in ten years; however, earlier payments are required under certain circumstances, such as when an employee is terminated. In addition, the Company made mortgage loans to certain employees under employee relocation programs. These loans are generally payable in 15 years and are collateralized by the underlying property. During 2007 and 2006, the maximum amount outstanding under these programs was $52 million and $69 million, respectively. Loans receivable under these programs, as well as other unsecured advances outstanding, were $24 million and $52 million at September 28, 2007 and September 29, 2006. The total outstanding loans receivable includes loans to L. Dennis Kozlowski, the Company's former Chairman and Chief Executive Officer (until June 2002). The amount outstanding under these loans, plus accrued interest, was $26 million and $52 million at both September 28, 2007 and September 29, 2006, respectively, and the rate of interest charged on such loans was 5.4% and 5.0% for 2007 and 2006, respectively. Interest income on these interest bearing loans totaled $1 million, $2 million, and $2 million in 2007, 2006, and 2005, respectively. Certain of the above loans totaling $4 million and $30 million at September 28, 2007 and September 29, 2006, respectively, are non-interest bearing.

During the fourth quarter of 2002, the Board of Directors and new senior management adopted a policy under which no new loans are allowed to be granted to any officers of the Company and existing loans are not allowed to be extended or modified.

During 2007, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including VF Corporation and Rohm and Haas Company. Mackey J. McDonald, a Director who retired effective March 7, 2007, is an executive officer of VF Corporation. Rajiv L. Gupta, a Director, is an executive officer of Rohm and Haas Company. Purchases from other companies noted above during 2007 aggregated less than 1 percent of consolidated net revenue.

During 2006, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including Marsh & McLennan Companies, Inc., VF Corporation and Rohm and Haas Company. Sandra S. Wijnberg, a Director, was an executive officer of Marsh & McLennan Companies, Inc. prior to her resignation from that company on March 31, 2006. Mackey J. McDonald, a Director during such period, is an executive officer of VF Corporation. Rajiv L. Gupta, a Director, is an executive officer of Rohm and Haas Company. Purchases from Marsh & McLennan Companies, Inc. during 2006 were approximately $16 million. Purchases from other companies noted above during 2006 aggregated less than 1 percent of consolidated net revenue.

During 2005, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including Marsh & McLennan Companies, Inc., Brunswick Corporation, VF Corporation and Rohm and Haas Company. Sandra S. Wijnberg, a Director during such period, was an executive officer of Marsh &

12. Related Party Transactions (Continued)

McLennan Companies, Inc. George W. Buckley, a Director during such period, was an executive officer of Brunswick Corporation. Mackey J. McDonald, a Director during such period, is an executive officer of VF Corporation. Rajiv L. Gupta, a Director, is an executive officer of Rohm and Haas Company. Purchases from Marsh & McLennan Companies, Inc. during 2005 were approximately $23 million. Purchases from other companies noted above during 2005 aggregated less than 1 percent of consolidated net revenue.

In 2001, Tyco authorized compensation arrangements to L. Dennis Kozlowski and Mark H. Swartz, the Company's Chief Financial Officer and Director until August 2002. In connection with such arrangements, Tyco purchased executive split dollar life insurance policies for Messrs. Kozlowski and Swartz and entered into a shared ownership agreement with each of them whereby the Company agreed to pay premiums for these insurance policies for an 11-year period beginning in 2001. In 2001, amended policies were executed providing for additional Company-paid premiums. The Company is a co-beneficiary of the policies, less amounts owed to Messrs. Kozlowski and Swartz. Messrs. Kozlowski and Swartz are the beneficiaries of the cash surrender values of the policies plus the amount of any unpaid premiums. The Company's obligations under these arrangements were entered into in recognition of services rendered by these officers and were not contingent upon continuing employment. At that time, the Company deposited $31 million into a rabbi trust to fund premiums on the policies. In the event the investment options within the policies do not earn specified interest amounts, Tyco had guaranteed a supplemental premium payment amount to ensure a 10% annual return on the cash surrender value, and any unpaid premiums. This liability was accreted by a charge to earnings throughout the period of the arrangements to make the specified supplemental premium payments, if any. In conjunction with Mr. Swartz's termination of employment, a lump sum payment of $25 million, which represented the present value of the annual premium amounts at his termination date for the remainder of the contractual period, was made to Mr. Swartz and in return Mr. Swartz waived Tyco's obligation to continue making premium payments. Tyco discontinued making premium payments for Mr. Kozlowski's insurance policy as of October 1, 2002. The Company filed affirmative actions against Mr. Kozlowski, seeking disgorgement of all benefits under this executive life insurance policy. Pending resolution of such action against Mr. Kozlowski, premium obligations since October 2002 have been drawn down from the cash surrender value of such policy to avoid termination of such policy's death benefit. On September 27, 2006, the Company and Mr. Kozlowski entered into a general release agreement that terminated Mr. Kozlowski's shared ownership agreement of the split dollar life insurance policy and the rabbi trust. As such, the Company has no continuing obligation to make any payment or contributions with respect to the split dollar insurance policy or the rabbi trust. The Company recorded a credit of $72 million related to this liability in 2006 within selling, general and administrative expenses on the Consolidated Statements of Operations. The Consolidated Financial Statements include charges of $7 million related to Mr. Kozlowski's life insurance policy in each of 2006 and 2005. The $25 million that remained in the rabbi trust as of September 29, 2006 was received by Tyco during the first quarter of 2007.

The Company filed civil complaints against Messrs. Kozlowski and Swartz for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of our Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self-dealing transactions and other improper conduct.

In June 2002, the Company filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving

12. Related Party Transactions (Continued)

a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging our acquisition of The CIT Group, Inc. On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the SEC in United States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. Our claims against Mr. Walsh are still pending.

13. Debt

Debt at September 28, 2007 and September 29, 2006 is as follows ($ in millions):

	2007	2006
6.125% Euro denominated public notes due 2007[2]	$ —	$ 762
Revolving bank credit facility due 2007	—	700
364-day senior bridge loan facility due 2008[1]	367	—
6.125% public notes due 2008	300	399
5.5% Euro denominated notes due 2008	—	869
6.125% public notes due 2009	215	399
6.75% public notes due 2011	516	999
6.375% public notes due 2011	849	1,500
6.5% British pound denominated public notes due 2011	—	373
Revolving senior credit facility due 2012	308	—
6.0% notes due 2013	654	997
3.125% convertible senior debentures due 2023	21	750
7.0% public notes due 2028	437	497
6.875% public notes due 2029	723	790
6.5% British pound denominated public notes due 2031	—	536
Other[1][2]	66	53
Total debt	4,456	9,624
Less current portion	380	771
Long-term debt	$4,076	$8,853

(1) These instruments, plus $13 million of the amount shown as other, comprise the current portion of long-term debt as of September 28, 2007.

(2) These instruments, plus $9 million of the amount shown as other, comprise the current portion of long-term debt as of September 29, 2006.

13. Debt (Continued)

Debt Tenders

On April 27, 2007, Tyco announced that, in connection with the Separation, Tyco and certain of its subsidiaries that are issuers of its corporate debt had commenced tender offers to purchase for cash substantially all of its outstanding U.S. dollar denominated public debt, aggregating approximately $6.6 billion. Of this amount, approximately $5.9 billion was non-convertible U.S. debt and $750 million was convertible U.S. debt, with maturities from 2007 to 2029. In conjunction with the tender offers, the relevant issuer solicited consents for certain clarifying amendments to the indentures pursuant to which the debt was issued. Tyco received acceptance notices for approximately $2.1 billion, or 36% of its outstanding non-convertible U.S. debt and approximately $726 million or 97% of its outstanding convertible U.S. debt. Debt which was not tendered in an amount of approximately $3.8 billion remains with Tyco.

Additionally, Tyco International Group S.A., a wholly-owned subsidiary of the Company organized under the laws of Luxembourg ("TIGSA"), commenced on April 30, 2007 tender offers to purchase for cash all of its outstanding Euro and Pound Sterling denominated public debt, aggregating the equivalent of approximately $1.9 billion, with maturities from 2008 to 2031, issued under its Euro Medium Term Note Programme (the "EMTN Notes") and a consent solicitation for certain clarifying amendments to the fiscal agency agreement pursuant to which the EMTN Notes were issued. Tyco received acceptance notices for approximately $1.5 billion, or 80% of its EMTN Notes. The remaining EMTN Notes were repurchased pursuant to an optional redemption.

In connection with the debt tender offers, Tyco incurred a pre-tax charge for the early extinguishment of debt of approximately $647 million, for which no tax benefit is available (see Note 5).

TIGSA's remaining debt was contributed to Tyco International Finance S.A. ("TIFSA"), a wholly owned subsidiary of the Company and successor company to TIGSA.

Bank and Revolving Credit Facilities

On April 25, 2007, Tyco, certain of its subsidiaries and a syndicate of banks entered into three 364-day unsecured bridge loan facilities with an aggregate commitment amount of $10 billion. At the end of May 2007, the aggregate commitment amount under these facilities was increased to $12.5 billion. Tyco borrowed approximately $8.9 billion under the unsecured bridge loan facilities to fund its debt tender offers, repay its existing bank credit facilities and to finance the class action settlement. Of this amount, approximately $4.3 billion and $3.6 billion was assigned to Covidien and Tyco Electronics, respectively. Tyco initially guaranteed the new unsecured bridge loan facilities and Covidien and Tyco Electronics each assumed Tyco's obligations with respect to their unsecured bridge loan facilities upon the Separation. We no longer guarantee those assumed amounts. This facility has a variable interest rate based on LIBOR. The margin over LIBOR payable by TIFSA can vary based on changes in its credit rating. As of September 28, 2007, Tyco's aggregate commitment under its unsecured bridge loan facility was $4.0 billion and $367 million remained outstanding with a weighted-average interest rate of 5.5%.

On October 1, 2007, the commitments with respect to the unused portion of the Company's unsecured bridge loan facility expired. The Company's unsecured revolving credit facility and its letter of credit facility described below provide the lenders under those facilities with the right to demand repayment of outstanding amounts, and to terminate commitments to extend additional credit, if

13. Debt (Continued)

(i) certain of the Company's outstanding public debt is declared due and payable and (ii) the Company does not have sufficient liquidity available under its unsecured bridge loan facility to refinance such debt. As a result, on November 27, 2007, the Company secured additional firm commitments from certain of its lenders under the bridge loan facility. These additional commitments provide the Company with sufficient liquidity to repay the outstanding public debt with borrowings of up to $4.0 billion. The additional commitments expire on, and any borrowings under the facility would mature on, November 25, 2008. The facility may only be used to repay, settle or otherwise extinguish the public debt described above, which is the subject of ongoing litigation between the Company and The Bank of New York. For more information regarding such litigation, see "Indenture Trustee Litigation" in Note 16.

Additionally, on April 25, 2007, Tyco, certain of its subsidiaries and a syndicate of banks entered into three unsecured revolving credit facilities with an initial aggregate commitment amount of $2.5 billion that increased to $4.25 billion at the time of the Separation. Of the aggregate commitment amount of $4.25 billion, a $1.25 billion commitment is available to Tyco, and a $1.5 billion commitment was available to each of Covidien and Tyco Electronics. Tyco will use its revolving credit facilities for working capital, capital expenditures and other corporate purposes. Tyco initially guaranteed the new revolving credit facilities and Covidien and Tyco Electronics each assumed Tyco's obligations with respect to their revolving credit facilities upon the Separation. We no longer guarantee those assumed amounts. At September 28, 2007, Tyco has borrowed $308 million under its unsecured revolving credit facility. This facility has a variable interest rate based on LIBOR. The margin over LIBOR payable by TIFSA can vary based on changes in its credit rating.

The unsecured revolving credit facilities replaced TIGSA's existing $1.0 billion 5-year revolving credit facility, $1.5 billion 3-year revolving bank credit facility and $500 million 3-year unsecured letter of credit facility, which were all terminated by June 1, 2007 prior to their scheduled expiration dates of December 16, 2009, December 21, 2007 and June 15, 2007, respectively. On the date of termination, no amounts were borrowed under the $1.0 billion facility and the $1.5 billion facility, and letters of credit of $494 million were issued under the $500 million facility.

On June 21, 2007, Tyco and TIFSA entered into a new $500 million letter of credit facility, with Citibank N.A. as administrative agent, expiring on December 15, 2007. The facility provides for the issuance of letters of credit, supported by a related line of credit facility. TIFSA may only borrow under the line of credit agreement to reimburse the bank for obligations with respect to letters of credit issued under this facility. The covenants under this facility are substantially similar to the covenants under the bridge loan and revolving credit facilities. TIFSA would pay interest on any outstanding borrowings at a variable interest rate, based on the bank's base rate or the Eurodollar rate, as defined. As of September 28, 2007, letters of credit of $494 million have been issued under the $500 million credit facility and $6 million remains available for issuance. There were no amounts borrowed under this credit facility at September 28, 2007. On October 19, 2007, the facility was amended. The amendment extended the maturity date to June 15, 2008 and adjusted the interest rate spreads and fees applicable to extensions of credit thereunder. Loans under the amended letter of credit agreement will continue to bear interest based on LIBOR plus the applicable margin.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of the Company's debt to its earnings before interest, taxes, depreciation, and amortization and that limit its ability to incur subsidiary debt or grant liens on its property. The Company's indentures contain customary covenants including limits on negative pledges, subsidiary debt

13. Debt (Continued)

and sale/leaseback transactions. None of these covenants are considered restrictive to the Company's business. The Company believes it is in compliance with all of its debt covenants. The Bank of New York, as indenture trustee under indentures dated as of June 9, 1998 and November 12, 2003, is contesting whether the Separation transactions were permitted under such indentures. See Note 16.

Convertible Debentures

As of September 28, 2007, TIFSA had $21 million outstanding of its 3.125% convertible senior debentures due 2023 with a 2015 put option ("the 3.125% convertible senior debentures"). These debentures are fully and unconditionally guaranteed by Tyco. These debentures were originally convertible into Tyco shares. As a result of the Separation and the distribution of Covidien and Tyco Electronics shares to Tyco's shareholders, these debentures are now convertible into Tyco, Covidien and Tyco Electronics shares. At any time subsequent to the Separation, holders may convert each $1,000 principal amount of the debentures into 11.496 Tyco common shares, 11.496 Covidien common shares and 11.496 Tyco Electronics common shares prior to the stated maturity. Additionally, holders of the 3.125% convertible senior debentures may require TIFSA to purchase all or a portion of their debentures on January 15, 2015. If the option is exercised, TIFSA must repurchase the debentures at par plus accrued interest, and may elect to repurchase the securities for cash, common shares, or some combination thereof. TIFSA may redeem for cash some or all of the 3.125% convertible senior debentures at any time on or after January 20, 2008, for an amount equal to the redemption price.

Other Debt Information

The fair value of debt was approximately $4.5 billion (book value of $4.5 billion) and $10.4 billion (book value of $9.6 billion) at September 28, 2007 and September 29, 2006, respectively, based on discounted cash flow analyses using current market interest rates.

The aggregate amounts of principal debt, including capital leases, maturing during the next five years and thereafter are as follows (in millions): $380 in 2008, $524 in 2009, $7 in 2010, $521 in 2011, $1,160 in 2012 and $1,885 thereafter.

The weighted-average interest rate on total debt was 6.3% and 6.0% at September 28, 2007 and September 29, 2006, respectively, excluding the impact of interest rate swaps. The weighted-average interest rate on short-term debt was 5.5% at September 28, 2007. The impact of the Company's interest rate swap agreements on reported interest expense was a net increase of $10 million for 2006 and a net decrease of $40 million for 2005, respectively. Of these amounts, $6 million of the increase in 2006 and $24 million of the decrease in 2005 for interest expense was allocated and included in discontinued operations.

14. Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from 2008 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance and the potential exposure for nonperformance under the guarantees would not have a material effect on the Company's financial position, results of operations or cash flows.

14. Guarantees (Continued)

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. At the time of the Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications in accordance with FIN No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*" Fair values were determined with the assistance of a third party valuation firm. The liability necessary to reflect the fair value of these guarantees and indemnifications is $543 million, which is included in other liabilities on our Consolidated Balance Sheets. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 16 for further discussion of the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the Separation date, Tyco assumed primary liability on any remaining support. The estimated fair values of those obligations are $7 million, which are included in other liabilities with an offset to shareholders' equity on our Consolidated Balance Sheets, and were recorded in accordance with FIN No. 45.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 16 for a discussion of these liabilities.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

The Company records estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Note 1.

Following is a roll forward of the Company's warranty accrual for 2007 ($ in millions):

Balance at September 29, 2006	$186
Warranties issued during the year	27
Changes in estimates	17
Settlements	(69)
Currency translation	3
Balance at September 28, 2007	164

In 2001, a division of Safety Products initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain

14. Guarantees (Continued)

O-ring seal sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced free of charge to property owners. In the third quarter of 2006, the Company completed a comprehensive review of reported claims, recent claim rates and cost trends and further assessed the future of the program. The Company determined that an additional liability was necessary in order to satisfy the Company's obligation under the VRP. As a result, the Company recorded a $100 million charge which was reflected in cost of sales. On May 1, 2007, the Consumer Products Safety Commission and the Company announced an August 31, 2007 deadline for filing claims to participate in the VRP. The Company will fulfill all valid claims for replacement of qualifying sprinklers received up to August 31, 2007. During the fourth quarter of 2007, the Company further assessed the expected cost to complete the program in light of the most current claims data and determined that an additional accrual of $10 million was necessary to satisfy the estimated remaining obligation. The ultimate cost to complete the program will be impacted by a number of factors such as changes in material and labor costs, and the actual number of sprinkler heads replaced. Actual results could differ from this estimate. Settlements during 2007 include cash expenditures of $38 million related to the VRP.

15. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, investments and accounts payable approximated book value at September 28, 2007 and September 29, 2006. See Note 13 for the fair value estimates of debt.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value, and changes in a derivative's fair value are recognized currently in earnings unless specific hedge criteria are met. Fair value estimates are based on relevant market information, including current market rates and prices, assuming adequate market liquidity. Fair value estimates for interest rate and cross-currency swaps were calculated by the Company or with the assistance of high-quality, third-party financial institutions known to be high volume participants in this market.

The Company uses derivative financial instruments to manage exposures to foreign currency and interest rate risks. The Company's objective for utilizing derivatives is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. For those transactions that are designated as hedges, the Company documents relationships between hedging instruments and hedged items, and links derivatives designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. For transactions designated as hedges, the Company also assesses and documents, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows associated with the hedged items.

As part of managing the exposure to changes in market interest rates, the Company has historically entered into various interest rate swap transactions with financial institutions acting as principal counterparties. To ensure both appropriate use as a hedge and hedge accounting treatment, all derivatives entered into were designated according to a hedge objective against specified forecasted interest payments on specifically underwritten debt issuances. The Company's primary hedge objectives include the conversion of fixed-rate liabilities to variable rates. The derivative financial instruments associated with these objectives are designated and accounted for as fair value hedges.

15. Financial Instruments (Continued)

As part of managing the exposure to changes in foreign currency exchange rates, the Company utilizes forward and option contracts with financial institutions acting as principal counterparties. The objective of these derivative contracts is to minimize impacts to cash flows associated with intercompany loans, notes receivable and accounts payable, and forecasted transactions due to changes in foreign currency exchange rates.

The Company's derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as Tyco deals with a variety of major banks worldwide with long-term Standard & Poor's and Moody's credit ratings of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized, thereby affording optimum clarity as to the market risk. None of the Company's derivative financial instruments outstanding at year end would result in a significant loss to the Company if a counterparty failed to perform according to the terms of its agreement. At this time, the Company does not require collateral or other security to be furnished by the counterparties to its derivative financial instruments.

In assessing the current and potential future risk attributable to interest rate movements, during the fourth quarter of 2006, the Company terminated interest rate swaps and cross currency agreements with an aggregate notional value of $2.5 billion. The fair value of the swaps at the time of termination was a net gain of $10 million. As the interest rate swaps were designated as hedging instruments of outstanding debt, the net deferred loss of $26 million will be recognized in earnings over the remaining term of the related debt instrument. The remaining agreements were terminated during the first quarter of 2007.

Interest Rate Exposures

The Company historically utilized interest rate swap agreements to manage its exposure to interest rate risk. During the first quarter of 2007, the Company terminated the interest rate swaps. Since the interest rate swaps were designated as hedging instruments of outstanding debt, the related loss will be amortized over the remaining life of the related debt instruments. Prior to termination, the mark-to-market effects of both the interest rate swap agreements and the underlying debt obligations were recorded in interest expense and are directly offsetting to the extent the hedges are effective.

In addition, the Company historically utilized interest rate and foreign currency swap agreements ("cross currency swaps") to manage its exposure to interest rate risk and foreign currency exposure on loans denominated in foreign currency. During the first quarter of 2007, the Company terminated these agreements. The settlement of the swaps terminated during the first quarter of 2007 along with $17 million of swaps in a gain position that were terminated in the fourth quarter of 2006 resulted in a net cash inflow of $63 million in the first quarter of 2007. In connection with the debt tender offer, $9 million of unamortized loss on interest rate swaps was accelerated and recorded as a loss on retirement of debt and included in other expense, net (see Note 13). At September 28, 2007 there were no cross-currency or interest rate swaps outstanding. Prior to termination, the mark-to-market effects on the interest rate and foreign currency swaps were recorded in interest expense and selling, general and administrative expenses, respectively, and directly offset the corresponding changes in the fair value of the hedged items to the extent the hedges were effective. The ineffective portion of the hedge was not material.

15. Financial Instruments (Continued)

Foreign Currency Exposures

The Company uses forward agreements to hedge its exposure to foreign currency exchange rates on raw material purchases. These forward agreements are designated as cash flow hedges. Gains and losses resulting from these hedges, the amounts of which are not material in any period presented, are recorded in other comprehensive income. Amounts are reclassified from other comprehensive income to earnings and recorded as an adjustment to cost of sales when the underlying transaction impacts earnings.

Tyco uses various options, swaps, and forwards not designated as hedging instruments, to manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions denominated in certain foreign currencies. For derivatives not designated as hedging instruments, the Company records changes in fair value in selling, general and administrative expenses in the income statement in the period of change. The fair value of these instruments totaled $95 million at September 28, 2007.

In December 2006, due to required changes to the legal entity structure to facilitate the Separation, the Company determined that it would no longer consider certain intercompany foreign currency transactions to be long-term investments. As a result, the related foreign currency transaction gains and losses on such investments were recorded in the income statement subsequent to this determination rather than to the currency translation component of shareholders' equity. Forward contracts that were previously designated as hedges of these net investments, continued to be used to manage this exposure but were no longer designated as net investment hedges. The remaining forward and option contracts are marked to market with changes in the derivatives' fair value recognized in the income statement.

Previously, the Company hedged its net investment in certain foreign operations. Changes in the fair value of forward contracts qualifying as net investment hedges are reported in the cumulative translation adjustment component of accumulated other comprehensive income to the extent the hedges are effective. The cumulative translation adjustment component of other comprehensive income includes a net loss of $299 million and $91 million during 2007 and 2006, respectively, for hedges of the foreign currency exposure of the Company's net investment in certain foreign operations. In connection with the Separation and the debt tender, the Company de-designated its 6.125% Euro denominated public notes due 2007 on March 29, 2007, its 5.5% Euro denominated public notes due 2008 and its 6.5% British Pound denominated public notes due 2031 on May 21, 2007, that had previously been considered as hedges of net investments in certain foreign operations. At September 28, 2007, the Company did not hedge its net investments in foreign operations, and all of its outstanding borrowings were denominated in U.S. dollars.

Convertible Debentures

Given the potential requirement to convert the Company's 3.125% convertible senior debentures into shares of Covidien and Tyco Electronics, the Separation and Distribution Agreement provides for Covidien and Tyco Electronics to deliver such shares as needed. Tyco recorded an asset for the fair value of the Covidien and Tyco Electronics shares required to satisfy the obligation to the debenture holders. Tyco also recorded the related conversion option as a liability at fair value. These amounts were established with an offset to shareholders' equity in connection with the Separation. During the fourth quarter of 2007, Tyco recorded a $3 million credit to other expense, net for the changes in fair

15. Financial Instruments (Continued)

value of the asset and the conversion option. At September 28, 2007, the fair value of the asset and the conversion option liability were $19 million and $15 million, respectively.

16. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2027. Rental expense under these leases was $410 million, $390 million, and $405 million for 2007, 2006 and 2005, respectively. The Company also has facility and equipment commitments under capital leases.

Following is a schedule of minimum lease payments for non-cancelable leases as of September 28, 2007 ($ in millions):

	Operating Leases	Capital Leases
2008	$ 291	$14
2009	226	12
2010	171	10
2011	123	8
2012	72	6
Thereafter	157	55
	$1,040	105
Less: amount representing interest		41
Total minimum lease payments		$64

The Company also has purchase obligations related to commitments to purchase certain goods and services. At September 28, 2007, such obligations were as follows: $114 million in 2008, $7 million in 2009, $3 million in 2010 and $0 million thereafter.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

In connection with the Separation, the Company entered into a liability sharing agreement regarding certain class actions that were pending against Tyco prior to the Separation. Subject to the terms and conditions of the Separation and Distribution Agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

Tyco has assumed 27%, Covidien has assumed 42% and Tyco Electronics has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which include securities class action litigation, ERISA class action litigation, certain legacy tax contingencies and any actions with respect to the spin-offs or the distributions made or brought by any third party except for litigation related to our public debt. Any amounts relating to these contingent and other corporate liabilities paid by Tyco after the spin-offs that are subject to the allocation provisions of the Separation and Distribution Agreement will be shared among Tyco, Covidien and Tyco Electronics pursuant to the same allocation ratio. As described in the Separation and Distribution Agreement, Tyco, Tyco Electronics and Covidien are jointly and severally liable for all amounts relating to the previously

16. Commitments and Contingencies (Continued)

disclosed securities class action settlement. All costs and expenses that Tyco incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Covidien, Tyco Electronics and Tyco.

Class Actions and Class Action Settlement

As a result of actions taken by certain of the Company's former senior corporate management, Tyco, some members of the Company's former senior corporate management, including former members of its Board of Directors and former General Counsel are named defendants in a number of purported class actions alleging violations of the disclosure provisions of the federal securities laws. In addition, Tyco, certain of its current and former employees, some members of the Company's former senior corporate management and some former members of the Company's Board of Directors also are named as defendants in several Employee Retirement Income Security Act ("ERISA") class actions. The Company is generally obligated to indemnify its directors and officers and its former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, the Company's insurance carriers may decline coverage, or the Company's coverage may be insufficient to cover its expenses and liability, in some or all of these matters.

On May 14, 2007, Tyco entered into a Memorandum of Understanding with plaintiffs' counsel in connection with the settlement of 32 purported securities class action lawsuits. The Memorandum of Understanding does not resolve all securities cases, and several remain outstanding. In addition, the proposed settlement does not release claims arising under ERISA and the lawsuits arising thereunder.

Under the terms of the Memorandum of Understanding, the plaintiffs agreed to release all claims against Tyco, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion from Tyco to the certified class. The parties to the Memorandum of Understanding have applied to the court for approval of the settlement agreement. On July 13, 2007, the U. S. District Court in Concord, New Hampshire granted preliminary approval of the settlement. On November 2, 2007, the final fairness hearing for the class settlement was held. The Court indicated it would approve the settlement and stated a formal ruling would be issued in a few weeks. If the settlement agreement does not receive final court approval, the Memorandum of Understanding will be null and void. By December 28, 2007, class participants must file their proofs of claim demonstrating their right to recovery under the class settlement.

The deadline for deciding not to participate in the class settlement was September 28, 2007. As of such date, Tyco had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. These individuals and entities may pursue their claims separately against Tyco and any judgments resulting from such claims would not reduce the settlement amount. One entity, Franklin Mutual Advisers, LLC, has filed a complaint against Tyco on September 24, 2007 in an action styled *Franklin Mutual Advisers, LLC v. Tyco International Ltd.* in the United States District Court for the District of New Jersey alleging violations of Section 11 of the Securities Act of 1933, 15 U.S.C. Sec. 77(b), Section 10(b) of the Securities and Exchange Act of 1934, 15 U.S.C. Sec. 78(b), and Rule 10b-5 promulgated thereunder and Section 18 of the Securities and Exchange Act of 1934, 15 U.S.C. Sec. 78(k) in connection with the plaintiffs' purchases and sales of Tyco securities between June 4, 2001 and April 30, 2002. The plaintiffs seek unspecified compensatory damages and reasonable attorneys' fees and costs. Tyco has requested that this action be transferred to the United States District Court for the District of New Hampshire. Tyco intends to vigorously defend the litigation. It is not possible at this time to predict the

16. Commitments and Contingencies (Continued)

final outcome or to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of the *Franklin* matter or other unasserted claims from individuals that have opted-out.

Under the terms of the Separation and Distribution Agreement entered into in connection with the Separation, each of Tyco, Covidien and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement and any judgments resulting from opt-out claims. Additionally, under the Separation and Distribution Agreement, the companies share in the liability and related escrow accounts, with Tyco assuming 27%, Covidien 42% and Tyco Electronics 31% of the settlement amount.

Tyco incurred a charge to expense, for which no tax benefit is available, and a current liability of $2.975 billion in 2007. The Company has also recovered or expects to recover certain of these costs from insurers. As such, the Company recorded $113 million of recoveries in connection with the class action settlement in its Consolidated Statements of Operations. Tyco borrowed under its unsecured bridge and credit facilities to fund the liability and placed the proceeds in escrow for the benefit of the class. In connection with the Separation, Covidien and Tyco Electronics assumed their portion of the related borrowing. The escrow accounts will earn interest that is payable to the class. Interest is also accrued on the class action settlement liability. Based on the Separation and Distribution Agreement, at September 28, 2007 Tyco had a receivable from Covidien and Tyco Electronics for their portion of the liability of $1,257 million and $927 million, respectively, and a payable to Covidien and Tyco Electronics for their interest in the escrow accounts. Receivables and payables that pertain to the class action settlement and related escrow accounts with the same counterparty are presented net in the consolidated balance sheet. Tyco's portion of the liability is $808 million. Additionally, Tyco has paid $73 million and recorded payables of $9 million at September 28, 2007, with an offset to shareholders' equity for amounts due to Covidien and Tyco Electronics for their portion of the insurance recovery.

If the proposed settlement were not consummated on the agreed terms or if the unresolved proceedings were to be determined adversely to Tyco, it is possible that the Company will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that would have a material adverse effect on its financial position, results of operations or cash flows. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters.

Investigations

The Company and others have received various subpoenas and requests from the SEC's Division of Enforcement, the United States Department of Labor, state departments of labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into the Company's governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco and the administrators of certain of its benefit plans. The Company cannot predict when these investigations will be completed, nor can the Company predict what the results of these investigations may be. It is possible that the Company will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government entities or instrumentalities (which in turn could negatively impact the Company's business with non-governmental customers) or suffer other penalties or adverse impacts, each of which could have a material adverse effect on the Company's business. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters.

16. Commitments and Contingencies (Continued)

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 28, 2007, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $36 million to $63 million. As of September 28, 2007, Tyco concluded that the best estimate within this range is approximately $40 million, of which $11 million is included in accrued and other current liabilities and $29 million is included in other liabilities on Tyco's Consolidated Balance Sheets. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Tyco has recorded asset retirement obligations ("AROs") according to the provisions of SFAS No. 143, "*Accounting for Asset Retirement Obligations*," and FIN No. 147 for the estimated future costs associated with legal obligations to retire certain assets. As of September 28, 2007 and September 29, 2006, the Company's AROs were $13 million in both periods. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows. See further discussions on the implementation of FIN No. 47 in Note 7.

Asbestos Matters

Tyco and some of its subsidiaries and certain subsidiaries of Covidien are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Pursuant to the Separation and Distribution Agreement, Covidien has assumed all liabilities for pending cases filed against Covidien's subsidiaries. Consistent with the national trend of increased asbestos-related litigation, the Company has observed an increase in the number of these lawsuits in the past several years. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on a subsidiary's property. A majority of the cases involve product liability claims, based principally on allegations of past distribution of heat-resistant industrial products incorporating asbestos or the past distribution of industrial valves that incorporated asbestos-containing gaskets or packing. Each case typically names between dozens to hundreds of corporate defendants.

Tyco's involvement in asbestos cases has been limited because its subsidiaries did not mine or produce asbestos. Furthermore, in the Company's experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company will continue to vigorously defend the lawsuits that have been filed against it and its subsidiaries. To date, the Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims. When appropriate, the Company settles claims; however, the total amount paid in any year to settle and defend all asbestos claims has been immaterial. As of September 28, 2007, there were approximately 5,600 asbestos liability cases pending against the Company and its subsidiaries.

The Company estimates its pending asbestos claims and claims that were incurred but not reported, as well as related insurance and indemnification recoveries. The Company's estimate of the liability for pending and future claims is based on claim experience over the past five years and covers

16. Commitments and Contingencies (Continued)

claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account its substantial indemnification rights and insurance coverage, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Income Taxes

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics' and Tyco's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Under the Tax Sharing Agreement, with certain exceptions, Tyco generally is responsible for the payment of 27% of any additional U.S. income taxes that are required to be paid to a U.S. tax authority as a result of a U.S. tax audit of Covidien's, Tyco Electronics' or Tyco's subsidiaries' income tax returns for all periods prior to the spin-offs.

Under the Tax Sharing Agreement, the Company shares responsibility for certain of Tyco's, Covidien's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. income tax returns. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. At September 28, 2007, Tyco has recorded a receivable from Covidien and Tyco Electronics of $103 million reflected in other assets as our estimate of their portion of the Tax Sharing obligations with an offset to shareholders' equity. Other liabilities include $543 million for the fair value of Tyco's obligations under the Tax Sharing Agreement, determined in accordance with FIN 45 recognized with an offset to shareholders' equity.

Tyco will provide payment under the Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the IRS audit process is completed for the impacted years. Given the nature of the shared liabilities, the maximum amount of potential future payments is not determinable.

In the event the Separation is determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, then Tyco, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on Tyco, Covidien or Tyco Electronics as a result of such determination. Such tax amounts could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition,

16. Commitments and Contingencies (Continued)

Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed-upon share of Tyco's, Covidien's and Tyco Electronics' tax liabilities.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed as probable and estimable have been recorded.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. Also during 2006, the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. On the basis of previously accepted amendments, the Company has determined that acceptance of these adjustments is probable and accordingly has recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

The Company has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to 2002, which will primarily reflect the roll forward through 2006 of the amendments for the periods 1997 to 2002. When the Company's tax return positions are updated additional adjustments may be identified and recorded in the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

During the third quarter of 2007, the IRS concluded its field examination of certain of Tyco's U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agents' Reports ("RARs") which reflect the IRS' determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of the Company's previously filed tax return positions, all of which the Company expected and previously assessed at each balance sheet date. Accordingly, the Company has made no additional provision during the year ended September 28, 2007 as a result of the proposed audit adjustments in the RARs.

The Company has agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact to the Company of $458 million, and during the third quarter of 2007, the Company paid $458 million, of which $163 million relates to the Company's discontinued operations. The Company appealed other proposed tax audit adjustments totaling approximately $1 billion, and, as Audit

16. Commitments and Contingencies (Continued)

Managing Party as specified in the Tax Sharing Agreement, the Company intends to vigorously defend its prior filed tax return positions. The Company continues to believe that the amounts recorded in its financial statements relating to these tax adjustments are sufficient. However, the ultimate resolution of these matters is uncertain and could result in a material impact to the Company's financial position, results of operations or cash flows. In addition, ultimate resolution of these matters could result in the Company filing amended U.S. federal income tax returns for years subsequent to the current 1997 to 2000 audit period and could have a material impact on the Company's effective tax rate in future reporting periods.

Additionally, the IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics arising from alleged actions of former executives in connection with certain intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, we estimate the proposed penalties could range between $30 million and $50 million. The Company as Audit Managing Party will vigorously oppose the assertion of such penalties against Tyco Electronics, in part, because beginning in 2003 the Company discovered, investigated and reported the conduct at issue to the IRS and fully cooperated in the criminal prosecution of the Company's former Chief Tax Officer on a charge of willful filing of a false tax return.

Compliance Matters

Tyco has received and responded to various allegations and other information that certain improper payments were made by Tyco subsidiaries in recent years. As previously reported, we have been informed that two subsidiaries in our Flow Control business in Italy have been named in a request for criminal charges filed by the Milan public prosecutor's office. Tyco has reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to the allegations. Tyco also informed the DOJ and the SEC that it has retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), that it would continue to make periodic progress reports to these agencies, and that it would present its factual findings upon conclusion of the baseline review. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of its ongoing compliance activities. Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its response to these allegations. To date, the baseline review has revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, Tyco cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that the Company may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

Any judgment required to be paid or settlement or other cost incurred by Tyco in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of Tyco to Covidien or Tyco Electronics, respectively, and provides that Tyco will retain

16. Commitments and Contingencies (Continued)

liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among Tyco, Covidien and Tyco Electronics.

The German Federal Cartel Office ("FCO") charged that certain German subsidiaries in Tyco's Flow Control business have engaged in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. Tyco investigated this matter and determined that the conduct may have violated German anti-trust law. Tyco is cooperating with the FCO in its investigation of this violation. Tyco cannot estimate the range of potential loss that may result from this violation. It is possible that the Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

Indenture Trustee Litigation

On June 4, 2007, The Bank of New York ("BONY"), as indenture trustee under the indentures dated as of June 9, 1998 and November 12, 2003, of Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of Tyco, commenced an action against TIGSA and Tyco in the United States District Court for the Southern District of New York. BONY served an amended complaint on October 18, 2007, which added Tyco International Finance S.A. ("TIFSA") as an additional defendant. As amended, the complaint alleges that the Separation breached the indentures and seeks damages on behalf of noteholders in excess of $4.1 billion, consisting of principal plus accrued interest on the notes issued under the indentures, plus a "make-whole" amount payable under the indentures in the event of early redemption of the notes. The amended complaint also seeks a judgment declaring that BONY was not required to sign supplemental indentures proposed by TIGSA, TIFSA and Tyco in connection with the Separation. BONY also seeks a declaratory judgment that TIGSA is obligated to pay BONY reasonable compensation and to reimburse BONY for all reasonable expenses, including attorneys' fees incurred in connection with the Separation and in resolving the proper interpretation of the indentures. On November 15, 2007, Tyco and TIFSA filed counterclaims against BONY, alleging that its refusal to sign the supplemental indentures in connection with the Separation and the filing of the amended complaint constituted a breach of the indentures and a breach of the duty of good faith and fair dealing implied in the indentures. They seek unspecified damages on these claims. Tyco and TIFSA also seek a declaratory judgment that no default has occurred and that BONY is required to sign the supplemental indentures.

On November 8, 2007, BONY delivered to the Company a Notice of Events of Default, claiming that the actions taken by the Company in connection with the Separation constitute events of default under the indentures. The claims made in the Notice of Events of Default are the same as those alleged by BONY in the litigation, and the Company continues to believe that no default or event of default has occurred. The indentures provide for a 90-day cure period following delivery of the notice of default, after which BONY could declare any outstanding amounts under the indentures immediately due and payable. We would contest such an acceleration.

TIGSA, TIFSA and Tyco continue to believe that the Separation and the proposed supplemental indentures are permitted under the indentures and that no "make-whole" amount is payable. The Company intends to vigorously defend the claims of default and believes it will prevail in legal proceedings.

16. Commitments and Contingencies (Continued)

If we did not have liquidity available to repay the outstanding debt under the 1998 and 2003 indentures under our 364-day bridge facility, such an acceleration of the outstanding notes would have permitted a majority of the lenders under each of our bank and letter of credit facilities to demand repayment of amounts outstanding under those facilities, and to terminate their commitments to extend additional credit thereunder. As a result, on November 27, 2007, the Company secured additional firm commitments from certain of its lenders under the bridge facility, providing the Company with additional borrowings of up to $4.0 billion to repay such notes. The additional commitments expire on, and any borrowings under the facility would mature on, November 25, 2008. The facility may only be used to repay, settle or otherwise extinguish the amounts required to be paid in connection with the litigation with BONY.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent court appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million, and the quarterly withdrawal liability payments are $1.1 million commencing on August 1, 2007. SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment by timely filing for arbitration. Accordingly, the Company has made no provision for this contingency in its Consolidated Financial Statements.

Other Matters

Earth Tech v. City of Phoenix is a contract dispute arising from Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. On December 21, 2005, Earth Tech filed a lawsuit against the City of Phoenix in the Maricopa County Superior Court alleging $3 million in damages plus interest for the City's failure to pay dewatering and computer systems costs related to the 91st Avenue project. After the City rejected Earth Tech's administrative claim against the City, Earth Tech filed and served a First Amended Complaint upon the City of Phoenix. In its First Amended Complaint, Earth Tech alleged eighteen causes of action and requested the following: (i) a recovery of at least $73 million for the value of the services performed by Earth Tech in connection with the contract; (ii) a rescission of the contract; (iii) an equitable adjustment of the Contract price for additional dewatering services and the Computer Control System; and (iv) costs for demobilization and termination of the contract. The City of Phoenix filed a Motion to

16. Commitments and Contingencies (Continued)

Dismiss rather than filing an answer to the First Amended Complaint on May 18, 2006. The Court granted the City's Motion to Dismiss without prejudice on September 19, 2006 allowing Earth Tech 30 days to file a Second Amended Complaint. Earth Tech filed its Second Amended Compliant against the City of Phoenix on September 25, 2006. In connection with this matter, the Company has assets, which it has assessed as recoverable, of $50 million at September 28, 2007 and September 29, 2006.

On December 29, 2005, the City of Phoenix filed a lawsuit against Earth Tech, Inc., its surety, Federal Insurance Company and other unnamed parties in the Maricopa County Superior Court, *The City of Phoenix v. Earth Tech, Inc., Federal Insurance Company and John Does 1-50.* The lawsuit is in connection with the City of Phoenix's termination on August 12, 2005 of Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. The City alleges the following causes of action: (i) Earth Tech breached its Pre-Construction Services and Construction Management at Risk Contracts; (ii) Earth Tech did not properly, reasonably or timely manage, supervise or inspect the work under the Contracts; (iii) Federal Insurance breached the terms and conditions of the performance bond; and (iv) Federal Insurance failed to investigate the City's Bond Claims. The City requested unspecified general, consequential, incidental, special and liquidated damages plus interest as its relief. On February 8, 2006, Earth Tech filed a Motion to Dismiss the City's Complaint in which Federal Insurance Company joined. The Court denied Earth Tech's Motion to Dismiss on September 25, 2006. The City of Phoenix filed an Amended Complaint against Earth Tech and Federal Insurance on September 25, 2006. In the Amended Complaint, the City of Phoenix alleged damages of $128 million.

The Presiding Judge of Maricopa County Superior Court on July 11, 2006 consolidated all of the pending lawsuits related to this dispute on the Court's complex litigation docket. On June 6, 2007, the Court granted Earth Tech's motion for partial summary judgment, ordering that application of Arizona's Prompt Payment Act was appropriate and that any material inconsistencies in the contract be resolved in favor of the Act's requirements. On October 19, 2007, Earth Tech filed a second motion related to the Prompt Payment Act, arguing that the City of Phoenix breached its contract with Earth Tech by failing to make payment on a Payment Application that was deemed certified and approved under the Prompt Payment Act. The Court is likely to rule on the motion sometime in the spring of 2008. Tyco cannot predict the outcome of this matter and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of this matter.

Fitzpatrick Contractors Limited v. Tyco Fire and Integrated Solutions (UK) Ltd. On July 18, 2007, Fitzpatrick Contractors Limited ("FCL") commenced an action against Tyco Fire and Integrated Solutions (UK) Ltd. in the High Court of Justice, Queen Bench Division, Technology and Construction Court, United Kingdom, alleging that Tyco entered into a binding contract in 2002 for the design, manufacture and installation of mechanical and electrical works for the refurbishment of a portion of London Transport's Blackwell Tunnel. FCL seeks a declaratory judgment that a contract was formed between the parties and seeks damages for breach of contract in the amount of approximately $38 million. Tyco believes it has valid counterclaims for unpaid amounts owed to it by FCL for design work, purchased equipment and subcontracted construction work associated with the project, but denies that it entered a binding contract with FCL for the project and intends to defend this action vigorously. While it is not possible at this time to predict the final outcome of this dispute, Tyco does not believe this action will have a material adverse effect on its financial position, results of operations or cash flows.

16. Commitments and Contingencies (Continued)

Sensormatic Security Corp. v. Sensormatic Electronics Corp., ADT Security Services, Inc. and Wallace Computer Services, Inc. In April 2002, litigation was commenced in the United States District Court for the District of Maryland by a Sensormatic franchisee, Sensormatic Security Corp. ("SSC"), alleging breach of contract against Sensormatic and tortuous interference with contract against ADT and Wallace Computer Services, Inc., a party unrelated to Tyco. The litigation was based on allegedly unpaid commissions under a franchise agreement. The lawsuit also alleges that Sensormatic improperly authorized third parties (including ADT and Wallace) to sell in SSC's exclusive territory of Maryland, Virginia and the District of Columbia. Sensormatic has agreed to indemnify Wallace. SSC seeks an accounting, monetary damages (including punitive damages against ADT and Wallace), and injunctive relief. Sensormatic and ADT have denied SSC's allegations and asserted affirmative defenses. Sensormatic also filed a counterclaim seeking recovery of overpayments made to SSC. On September 7, 2006, the trial court denied in part and granted in part the parties' cross motions for summary judgment. Among other things, the Court ruled that SSC has the right to commissions on all Sensormatic CCTV products (not just SensorVision systems) if sold for automatic theft detection in the franchise territory and SSC has the right to commissions on CCTV indirect sales if sold for automatic theft detection in the franchise territory. Sensormatic and ADT intend to appeal those rulings. Sensormatic and ADT will continue to vigorously defend the litigation. While it is not possible at this time to predict the final outcome of this dispute, Tyco does not believe this action will have a material adverse effect on its financial position, results of operations or cash flows.

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows.

17. Retirement Plans

In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires the recognition of the funded status of defined benefit pension and other postretirement benefit plans on the Company's Consolidated Balance Sheets. SFAS No. 158 requires recognition of the actuarial gains or losses and prior service costs that have not yet been included in net periodic benefit cost as a component of accumulated other comprehensive income, net of tax. The Company adopted the recognition and disclosure provisions of SFAS No. 158 on September 28, 2007. The Company uses a measurement date of August 31st.

The table below presents the incremental effect of applying SFAS No. 158 on individual line items in the Consolidated Balance Sheet at September 28, 2007 ($ in millions):

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Prepaid expenses and other current assets	$1,350	$(172)	$1,178
Intangible assets, net	2,707	(10)	2,697
Other assets	2,428	98	2,526
Accrued and other current liabilities	2,898	23	2,921
Other liabilities	3,943	4	3,947
Accumulated other comprehensive income	454	111	565

TYCO INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Retirement Plans (Continued)

Defined Benefit Pension Plans—The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation. The following tables exclude amounts related to discontinued operations for all periods presented.

In connection with the Separation, the Company legally separated certain pension plans that included participants of Tyco Healthcare, Tyco Electronics and other subsidiaries. As a result, the Company remeasured the assets and projected benefit obligation of the separated pension plans. The impact of the remeasurement on continuing operations was immaterial. Also, during 2007, the Company completed the merger of certain pension plans in the United Kingdom, which resulted in an increase to the minimum pension liability with a corresponding decrease to accumulated other comprehensive income of $10 million, net of income taxes.

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans for 2007, 2006 and 2005 is as follows ($ in millions):

	U.S. Plans			Non-U.S. Plans		
	2007	2006	2005	2007	2006	2005
Service cost	$ 9	$ 11	$ 8	$48	$ 39	$ 37
Interest cost	47	43	42	74	61	60
Expected return on plan assets	(56)	(55)	(51)	(74)	(61)	(50)
Amortization of initial net asset obligation	—	—	—	(1)	(1)	(1)
Amortization of prior service cost (credit)	1	1	1	(3)	(2)	(1)
Amortization of net actuarial loss	12	18	14	30	25	23
Plan settlements, curtailments and special termination benefits	—	—	—	2	1	—
Net periodic benefit cost	$13	$ 18	$14	$76	$ 62	$ 68
Weighted-average assumptions used to determine net pension cost during the period:						
Discount rate	6.0%	5.3%	6.0%	4.9%	4.8%	5.3%
Expected return on plan assets	8.0%	8.0%	8.0%	7.0%	7.1%	7.0%
Rate of compensation increase	4.0%	4.0%	4.3%	4.1%	3.9%	3.9%

The estimated net loss and prior service cost for U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are expected to be $6 million and $1 million, respectively.

The estimated net loss and prior service credit for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are expected to be $20 million and $3 million, respectively.

17. Retirement Plans (Continued)

The change in benefit obligations, plan assets and the amounts recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans at September 28, 2007 and September 29, 2006 is as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	2007	2006	2007	2006
Change in benefit obligations:				
Benefit obligations at beginning of year	$ 803	$816	$1,495	$1,276
Service cost	9	11	48	39
Interest cost	47	43	74	61
Employee contributions	—	—	6	6
Plan amendments	2	—	(8)	—
Actuarial (gain) loss	(42)	(26)	(115)	76
Transfer	7	—	—	—
Benefits and administrative expenses paid	(43)	(41)	(58)	(49)
Plan settlements, curtailments and special termination benefits	—	—	(8)	(2)
Currency translation	—	—	102	88
Benefit obligations at end of period	$ 783	$803	$1,536	$1,495
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 720	$700	$ 993	$ 848
Actual return on plan assets	76	57	80	86
Employer contributions	5	4	111	44
Employee contributions	—	—	6	6
Transfer	7	—	—	—
Plan settlements, curtailments and special termination benefits	—	—	(9)	(2)
Benefits and administrative expenses paid	(43)	(41)	(58)	(49)
Currency translation	—	—	70	60
Fair value of plan assets at end of period	$ 765	$720	$1,193	$ 993
Funded status	$ (18)	$(83)	$ (343)	$ (502)
Unrecognized net actuarial loss	—	217	—	499
Unrecognized prior service cost (credit)	—	8	—	(31)
Unrecognized transition asset	—	—	—	(6)
Contributions after the measurement date	—	—	5	3
Net amount recognized	$ (18)	$142	$ (338)	$ (37)

17. Retirement Plans (Continued)

	U.S. Plans		Non-U.S. Plans	
	2007	2006	2007	2006
Amounts recognized on the Consolidated Balance Sheets:				
For the years before the adoption of the funded status provisions of SFAS No. 158:				
Prepaid benefit credit		$ —		$ 1
Accrued benefit cost		(74)		(437)
Intangible asset		8		2
Accumulated other comprehensive income		208		397
Net amount recognized		$142		$ (37)
For the years after the adoption of the funded status provisions of SFAS No. 158:				
Non-current assets	$ 26		$ 2	
Current liabilities	(4)		(13)	
Non-current liabilities	(40)		(327)	
Net amount recognized	$ (18)		$ (338)	
Amounts recognized in accumulated other comprehensive income (before taxes) consist of:				
Transition obligation	$ —		$ (6)	
Prior service cost (credit)	9		(38)	
Net actuarial loss	143		377	
Total amount recognized	$ 152		$ 333	
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	6.3%	6.0%	5.6%	4.9%
Rate of compensation increase	4.0%	4.0%	4.4%	4.1%

The accumulated benefit obligation for all U.S. plans as of September 28, 2007 and September 29, 2006 was $776 million and $795 million, respectively. The accumulated benefit obligation for all non-U.S. plans as of September 28, 2007 and September 29, 2006 was $1,468 million and $1,413 million, respectively.

The accumulated benefit obligation and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $111 million and $67 million, respectively, at September 28, 2007 and $794 million and $719 million, respectively, at September 29, 2006.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,278 million and $988 million, respectively, at September 28, 2007 and $1,402 million and $980 million, respectively, at September 29, 2006.

The aggregate benefit obligation and fair value of plan assets for U.S. pension plans with benefit obligations in excess of plan assets were $111 million and $67 million, respectively, at September 28, 2007, and $802 million and $719 million, respectively, at September 29, 2006.

17. Retirement Plans (Continued)

The aggregate benefit obligation and fair value of plan assets for non-U.S. pension plans with benefit obligations in excess of plan assets were $1,519 million and $1,175 million, respectively, at September 28, 2007, and $1,492 million and $989 million, respectively, at September 29, 2006.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by its external advisors.

The Company's investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to achieve a superior return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 52% to equity securities, 43% to debt securities and 5% to other asset classes, including real estate and cash equivalents.

Pension plans have the following weighted-average asset allocations:

	U.S. Plans		Non-U.S. Plans	
	2007	2006	2007	2006
Asset Category:				
Equity securities	60%	60%	50%	57%
Debt securities	40%	40%	44%	36%
Real estate	—	—	3%	3%
Cash and cash equivalents	—	—	3%	4%
Total	100%	100%	100%	100%

Although the Company does not buy or sell any of its own stock as a direct investment for its pension funds, due to external investment management of the funds, the plans may indirectly hold Tyco stock. The aggregate amount of the shares would not be considered material relative to the total fund assets.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2008 of $5 million for the U.S. plans and $64 million for non-U.S. plans.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

	U.S. Plans	Non-U.S. Plans
2008	$ 41	$ 52
2009	42	54
2010	44	59
2011	46	64
2012	49	70
2013-2017	269	425

17. Retirement Plans (Continued)

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was $3 million, $3 million and $12 million in 2007, 2006 and 2005, respectively.

Executive Retirement Arrangements—Messrs. Kozlowski and Swartz participated in individual Executive Retirement Arrangements maintained by Tyco (the "ERA"). Under the ERA, Messrs. Kozlowski and Swartz would have fixed lifetime benefits commencing at their normal retirement age of 65. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 28, 2007 were $71 million and $36 million, respectively. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 29, 2006 were $66 million and $34 million, respectively. Retirement benefits are available at earlier ages and alternative forms of benefits can be elected. Any such variations would be actuarially equivalent to the fixed lifetime benefit starting at age 65. Amounts owed to Messrs. Kozlowski and Swartz under the ERA are in dispute by the Company.

Defined Contribution Retirement Plans—The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $78 million, $73 million and $67 million for 2007, 2006 and 2005, respectively. The Company also maintains an unfunded Supplemental Executive Retirement Plan ("SERP"). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. Expense related to the SERP was $3 million in 2007, $2 million in 2006 and $3 million in 2005.

Deferred Compensation Plans—The Company has nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation expense was $13 million, $6 million and $7 million in 2007, 2006 and 2005, respectively. Total deferred compensation liabilities were $100 million and $91 million at September 28, 2007 and September 29, 2006, respectively.

Rabbi Trusts—The Company has rabbi trusts, the assets of which may be used to pay non-qualified plan benefits. The trusts primarily hold corporate-owned life insurance policies, cash and cash equivalents, and debt and equity securities. During 2007, the Company, as permitted under the trust agreement, sold substantially all of the assets from one of the trusts and received $271 million of proceeds. At September 28, 2007 and September 29, 2006, trust assets totaled $2 million and $265 million, respectively. The cash surrender value of the life insurance policies, net of outstanding loans, included in the rabbi trust was $224 million at September 29, 2006. The rabbi trust assets, which are consolidated, are subject to the claims of the Company's creditors in the event of the Company's insolvency. Plan participants are general creditors of the Company with respect to these benefits.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide on going eligibility for such benefits.

17. Retirement Plans (Continued)

Net periodic postretirement benefit cost for 2007, 2006 and 2005 is as follows ($ in millions):

	2007	2006	2005
Service cost	$ 1	$ 1	$ 1
Interest cost	4	3	4
Amortization of prior service credit	(1)	—	(1)
Amortization of net actuarial gain	(2)	(3)	(4)
Net periodic postretirement benefit cost	$ 2	$ 1	$ —
Weighted-average assumptions used to determine net postretirement benefit cost during the period:			
Discount rate	5.7%	4.8%	5.5%

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded at September 28, 2007 and September 29, 2006, are as follows ($ in millions):

	2007	2006
Change in benefit obligations:		
Benefit obligations at beginning of year	$ 67	$ 73
Service cost	1	1
Interest cost	3	3
Actuarial loss (gain)	6	(2)
Benefits paid	(7)	(9)
Currency translation	1	1
Benefit obligations at end of year	$ 71	$ 67
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	7	9
Benefits paid	(7)	(9)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$(71)	$(67)
Unrecognized net actuarial loss	—	(16)
Unrecognized prior service credit	—	(4)
Net amount recognized	$(71)	$(87)

17. Retirement Plans (Continued)

	2007	2006
Amounts recognized on the Consolidated Balance Sheets:		
For the years before the adoption of the funded status provisions of SFAS No. 158:		
Accrued benefit cost		$(87)
Net amount recognized		$(87)
For the years after the adoption of the funded status provisions of SFAS No. 158:		
Current liabilities	$ (7)	
Non-current liabilities	(64)	
Net amount recognized	$(71)	
Amounts recognized in accumulated other comprehensive income (before taxes) consist of:		
Prior service credit	$ (3)	
Net actuarial gain	(8)	
Total amount recognized	$(11)	
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	6.0%	5.7%

The Company expects to make contributions to its postretirement benefit plans of $7 million in 2008.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2008	$ 7
2009	7
2010	7
2011	7
2012	6
2013-2017	29

For measurement purposes, a 10.0% and 11.4% composite annual rate of increase in the per capita cost of covered health care benefits was assumed at September 28, 2007 and September 29, 2006, respectively. At September 28, 2007 and September 29, 2006, the composite annual rate of increase in health care benefit costs was assumed to decrease gradually to 5.0% by the year 2013 and remain at that level thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects ($ in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ —	$ —
Effect on postretirement benefit obligation	4	(4)

17. Retirement Plans (Continued)

In December 2003, the US enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Certain of the Company's retiree medical programs already provided prescription drug coverage for retirees over age 65 that were at least as generous as the benefits provided under Medicare. This Act reduces the Company's obligation in these instances. The Company included the effects of the Act in the Consolidated Financial Statements by reducing net periodic benefit cost by $5 million for 2005, and reflecting an actuarial gain which reduced its accumulated postretirement benefit obligation by approximately $30 million at September 30, 2005.

18. Shareholders' Equity

Preference Shares—Tyco has authorized 31,250,000 preference shares, par value of $4 per share, none of which were issued and outstanding at September 28, 2007 and September 29, 2006. Rights as to dividends, return of capital, redemption, conversion, voting and otherwise with respect to the preference shares may be determined by Tyco's Board of Directors on or before the time of issuance. In the event of the liquidation of the Company, the holders of any preference shares then outstanding would be entitled to payment to them of the amount for which the preference shares were subscribed and any unpaid dividends prior to any payment to the common shareholders.

Dividends—On September 13, 2007 Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.15 per share payable on November 1, 2007 to shareholders of record of Tyco International Ltd. post Separation on October 1, 2007. Tyco paid a quarterly cash dividend of $0.05 in the first quarter of 2005 and $0.40 thereafter.

Shares Owned by Subsidiaries—Shares owned by subsidiaries are treated as treasury shares and are recorded at cost. In connection with the Separation, all such shares were effectively retired during the third quarter of 2007 and repurchases commenced in the fourth quarter of 2007.

Share Repurchase Program—In September 2007, Tyco's Board of Directors approved a $1.0 billion share repurchase program. In July 2005 and May 2006, Tyco's Board of Directors approved share repurchase programs of $1.5 billion and $2.0 billion, respectively. During the fourth quarter of 2007, the Company repurchased 1.3 million common shares for $56 million under the $1.0 billion share repurchase program. During the first quarter of 2007, the Company repurchased 5 million common shares for $659 million completing the $2.0 billion share repurchase program. During 2006, the Company repurchased 11 million common shares for $1.2 billion completing the $1.5 billion share repurchase program and 13 million common shares for $1.3 billion under the $2.0 billion share repurchase program. During 2005, the Company repurchased 3 million common shares for $300 million.

19. Share Plans

In connection with the Separation, share options were modified through the issuance of Covidien and Tyco Electronics share options. As a result of the one for four share split, share option exercise

19. Share Plans (Continued)

prices for the Tyco awards were adjusted. Generally, employee share options converted into share options of the employer with the exception of corporate employees whose awards converted into share options of all three companies. The revisions made to the share options as a result of the Separation constituted a modification under the provisions of SFAS No. 123R which requires a comparison of fair values of the share options immediately before the Separation and the fair values immediately after the Separation. In certain instances, the fair value immediately after the separation was higher. As a result, the modification will result in incremental compensation cost of $18 million. Of this amount, $13 million was recorded in the third quarter of 2007 for vested share options ($11 million in discontinued operations) and $2 million will be recorded in continuing operations over the remaining vesting period of the share options. The continuing operations impact was included in separation costs. Except for the changes described, the principal terms of the share options remain unchanged from the original grant.

Also in connection with the Separation, Tyco employee restricted share awards and restricted stock units (collectively, "restricted share awards") were modified through the issuance of Covidien and Tyco Electronics restricted shares or the conversion to shares of the employer. Restricted shares and restricted share units held by employees in the company in which they are not employed are subject to accelerated vesting provisions and vest 50% on the first day of trading after the Separation and 50% six months thereafter. This accelerated vesting will result in $14 million of accelerated compensation expense for Tyco's continuing operations. Tyco recorded $12 million as selling, general and administrative expenses in the fourth quarter of 2007 and will record the remaining expense in the first quarter of 2008. Equity awards under the Save-As-You-Earn Plan (the "SAYE Plan") were not modified in connection with the Separation thereby resulting in additional compensation expense of $14 million, $5 million of which was recorded in 2007 ($2 million in discontinued operations), with the balance to be recorded over the remaining vesting period. Except for the changes described, the principal terms and conditions of restricted shares, restricted units and deferred stock units of the employees remain unchanged from the original grant.

The Company amended the terms of performance based awards granted on November 22, 2005 to provide for vesting of the remaining awards without regard to the original performance measures. The original performance awards, which were previously adjusted to reflect the attainment of performance metrics through fiscal year 2006, were converted to time based restricted stock units of the employer, with the exception of corporate employees whose outstanding awards were converted to time based restricted stock units of the three separate companies.

Effective October 1, 2005, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Under this transition method, the compensation cost recognized beginning October 1, 2005 includes compensation cost for (i) all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (ii) all share-based payments granted subsequent to September 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost is generally recognized ratably over the requisite service period or period to retirement eligibility, if shorter. Prior period amounts have not been restated for the adoption of SFAS No. 123R.

19. Share Plans (Continued)

As a result of the adoption of SFAS No. 123R, the Company's selling, general and administrative expenses for the years ended September 28, 2007 and September 29, 2006 include incremental share-based compensation expense of $66 million and $82 million, respectively. Total share-based compensation cost recognized during 2007 was $297 million, which includes $155 million in selling, general and administrative expenses, $13 million in restructuring and asset impairment charges, net, $6 million in separation costs and $123 million in discontinued operations. Total share-based compensation cost recognized during 2006 was $288 million, which includes $155 million in selling, general and administrative expenses and $133 million in discontinued operations. Total share-based compensation cost recognized during 2005 was $108 million, which includes $59 million in selling, general and administrative expenses and $49 million in discontinued operations. The Company has recognized a related tax benefit associated with its share-based compensation arrangements during 2007, 2006 and 2005 of $78 million, $85 million and $36 million, respectively, of which $31 million, $41 million and $14 million is included in discontinued operations, respectively.

Prior to October 1, 2005, the Company accounted for stock-based compensation plans in accordance with the provisions of APB Opinion No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price of the stock at the date of grant. Had the fair value based method as prescribed by SFAS No. 123 been applied by Tyco, the effect on net income and earnings per share for 2005, adjusted for the impact of the Separation and the one for four reverse stock split, would have been as follows ($ in millions, except per share data):

	2005
Net income, as reported	$3,094
Add: Employee compensation expense for share options included in reported net income, net of income taxes	23
Less: Total employee compensation expense for share options determined under fair value method, net of income taxes	(169)
Net income, pro forma	$2,948
Earnings per share:	
Basic—as reported	$ 6.15
Basic—pro forma	5.86
Diluted—as reported	5.85
Diluted—pro forma	5.60

During 2004, the Tyco International Ltd. 2004 Stock and Incentive Plan (the "2004 Plan") effectively replaced the Tyco International Ltd. Long Term Incentive Plan, as amended as of May 12, 1999 (the "LTIP I Plan"), the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan"), as well as the Tyco International Ltd. 1994 Restricted Stock Ownership Plan for Key Employees (the "1994 Plan") for all awards effective on and after March 25, 2004. The 2004 Plan provides for the award of stock options, stock appreciation rights, annual performance bonuses, long term performance awards, restricted units, restricted stock, deferred stock units, promissory stock and other stock-based awards (collectively, "Awards").

19. Share Plans (Continued)

The 2004 Plan provides for a maximum of 36 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2004 Plan. In addition, any common shares that have been approved by the Company's shareholders for issuance under the LTIP Plans but which have not been awarded thereunder as of January 1, 2004, reduced by the number of common shares related to Awards made under the LTIP Plans between January 1, 2004 and March 25, 2004, the date the 2004 Plan was approved by shareholders, (or which have been awarded but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004) and which are no longer available for any reason (including the termination of the LTIP Plans) will also be available for issuance under the 2004 Plan. When common shares are issued pursuant to a grant of restricted share awards, deferred stock units, promissory stock, and performance units or as payment of an annual performance bonus or other stock-based award, the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per common share issued. At September 28, 2007, there were approximately 31 million shares available for future grant under the 2004 Plan (including shares available under both the LTIP I and LTIP II Plans that are now assumable under the 2004 Plan).

The 1994 Plan provided for the issuance of restricted stock grants to officers and non-officer employees. The 1994 Plan expired in November 2004; thus, no additional grants of restricted stock have been made under this plan since November 2004 and no shares are available for future grant. At September 28, 2007, 14 million shares had been granted, of which 10 million were granted under the 2004 Plan and 4 million were granted under the 1994 Plan.

The LTIP I Plan reserved common shares for issuance to Tyco's directors, executives and managers as share options. This plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Company, which consists exclusively of independent directors of the Company. At September 28, 2007, there were approximately 0.5 million shares originally reserved for issuance under this plan but now available for future grant under the 2004 Plan.

The LTIP II Plan was a broad-based option plan for non-officer employees. The terms and conditions of this plan are similar to the LTIP I Plan. At September 28, 2007, there were approximately 0.1 million shares originally reserved for issuance under this plan that are now available for future grant under the 2004 Plan.

Share Options—Options are granted to purchase common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2004 Plan. Options are generally exercisable in equal annual installments over a period of three or four years and will generally expire 10 years after the date of grant.

At September 28, 2007, approximately 250 million share options had been granted of which 138 million, 76 million and 36 million were granted under the LTIP I, LTIP II and 2004 Plans, respectively.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make

19. Share Plans (Continued)

certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the Company's stock and implied volatility derived from exchange traded options. Post-Separation, expected volatility was calculated based on an analysis of historic and implied volatility measures for a set of peer companies. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures. The weighted-average assumptions used in the Black-Scholes option pricing model for 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Expected stock price volatility	30%	34%	35%
Risk free interest rate	4.52%	4.28%	3.88%
Expected annual dividend per share	$0.58	$0.64	$0.64
Expected life of options (years)	4.7	4.2	4.1

The weighted-average grant-date fair values of options granted during 2007, 2006 and 2005 was $15.35, $14.33, and $17.44, respectively. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $163 million, $108 million and $142 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2007 and 2006 was not significant.

A summary of option activity as of September 28, 2007 and changes during the year then ended is presented below and has been adjusted for the conversion of Tyco share options to share options of Covidien and Tyco Electronics as well as the Separation:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 29, 2006	64,109,138	$52.24		
Granted	10,260,271	49.78		
Exercised	(11,141,505)	35.35		
Distributed at Separation	(30,064,450)	57.04		
Expired	(3,954,891)	71.82		
Forfeited	(1,364,231)	50.43		
Outstanding at September 28, 2007	27,844,332	50.21	6.1	$115
Vested and unvested expected to vest at September 28, 2007	26,729,393	50.19	6.0	115
Exercisable at September 28, 2007	19,009,857	49.96	4.8	115

As of September 28, 2007, there was $93 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.7 fiscal years.

19. Share Plans (Continued)

Employee Stock Purchase Plans—Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in an employee share purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction. All shares purchased under the plan are purchased on the open market by a designated broker.

Under the SAYE Plan, eligible employees in the United Kingdom are granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provides for a maximum of 10 million common shares to be issued; as of September 28, 2007, there were 7 million shares available for future issuance. All of the shares purchased under the SAYE Plan are purchased on the open market.

A summary of option activity under the SAYE Plan as of September 28, 2007 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 29, 2006	1,361,740	$22.99		
Exercised	(402,276)	23.15		
Expired	(98,909)	20.03		
Forfeited	(125,695)	23.04		
Outstanding at September 28, 2007	734,860	23.30	1.6	$15
Vested and unvested expected to vest at September 28, 2007	699,167	23.36	1.6	15
Exercisable at September 28, 2007	33,072	23.88	—	1

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, and the risk-free rate were made using the same methodology as previously described under *Share Options*.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2006 and 2005 was $8.80, and $12.65, respectively. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $5 million, $24 million and $3 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2007 and 2006 was not significant.

As of September 28, 2007, there was $2 million in total unrecognized compensation cost related to non-vested options granted under the SAYE Plan. The cost is expected to be recognized over a period of 1.3 fiscal years.

19. Share Plans (Continued)

Restricted Share Awards—Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. All restrictions on the award will lapse upon normal retirement, death or disability of the employee.

For grants which vest based on certain specified performance criteria, the fair market value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the market value of the Company's shares on the grant date. Restricted share awards generally vest after a period of three or four years as determined by the Compensation Committee, upon attainment of various levels of performance that equal or exceed targeted levels, if applicable. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights and receive dividend equivalents.

A summary of the status of the Company's restricted share awards and performance shares as of September 28, 2007 and changes during the year then ended is presented in the tables below and has been adjusted for the conversion of Tyco restricted share awards and performance shares to restricted share awards and performance shares of Covidien and Tyco Electronics, the Separation and the one for four reverse stock split:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 29, 2006	2,645,475	$47.07
Granted	5,148,791	49.49
Vested	(1,279,410)	45.69
Distributed at Separation	(1,830,771)	47.67
Conversion of performance share awards to restricted awards	279,378	44.26
Forfeited	(448,309)	48.13
Non-vested at September 28, 2007	4,515,154	49.83

The weighted-average grant-date fair value of restricted share awards granted during 2007, 2006 and 2005 was $49.49, $45.37 and $55.87, respectively. The total fair value of restricted share awards vested during 2007, 2006 and 2005 was $58 million, $26 million and $3 million, respectively.

19. Share Plans (Continued)

Non-vested Performance Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 29, 2006	463,180	$44.51
Granted	625,913	59.49
Vested	(28,130)	44.37
Distributed at Separation	(226,834)	44.84
Conversion of performance share awards to restricted awards	(279,378)	44.26
Forfeited	(23,441)	50.20
Non-vested at September 28, 2007	531,310	53.36

The total fair value of performance shares vested during 2007 was $1 million while 2006 and 2005 was insignificant.

As of September 28, 2007, there was $144 million of total unrecognized compensation cost related to both non-vested restricted share awards and performance shares. That cost is expected to be recognized over a weighted-average period of 3.1 fiscal years.

Deferred Stock Units—Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco common shares with distribution deferred until termination of employment. Distribution, when made, will be in the form of actual shares. Similar to restricted share grants that vest through the passage of time, the fair value of DSUs is determined based on the market value of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote such shares and do not have the right to receive cash dividends. However, they have the right to receive dividend equivalents. Conditions of vesting are determined at the time of grant. Under the 2004 Plan, the majority of Tyco's DSU grants vest in equal annual installments over three years. The Company has granted 1 million DSUs, all of which were outstanding at September 28, 2007.

A summary of the status of the Company's DSUs as of September 28, 2007 and changes during the year then ended is presented below and has been adjusted for the Separation and the one for four reverse stock split:

Non-vested Deferred Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 29, 2006	125,894	$13.45
Granted	27,138	42.29
Dividend reinvestment	13,777	50.67
Vested	(166,809)	48.12
Non-vested at September 28, 2007	—	—

The weighted-average grant-date fair value of DSUs granted during 2007, 2006 and 2005 was $42.29, $44.95 and $49.38, respectively. The total fair value of DSUs vested during 2007, 2006 and 2005 was $8 million, $4 million and $6 million, respectively. As of September 28, 2007, all DSUs are vested.

20. Comprehensive Income

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation[1]	Unrealized (Loss) Gain on Securities[2]	Unrealized (Loss) Gain on Derivative Financial Instruments	Minimum Pension Liability[3]	Accumulated Other Comprehensive Income
Balance at September 30, 2004	$ 1,255	$—	$(2)	$(734)	$ 519
Pretax current period change	(56)	(4)	1	(279)	(338)
Income tax benefit (expense)	—	1	(1)	79	79
Balance at September 30, 2005	1,199	(3)	(2)	(934)	260
Pretax current period change	606	1	1	211	819
Income tax expense	—	—	—	(62)	(62)
Balance at September 29, 2006	1,805	(2)	(1)	(785)	1,017
Pretax current period change	883	3	1	215	1,102
Income tax expense	—	(1)	—	(77)	(78)
Distribution of Covidien and Tyco Electronics	(1,797)	—	—	321	(1,476)
Balance at September 28, 2007	$ 891	$—	$—	$(326)	$ 565

(1) During the year ended September 28, 2007, $6 million was transferred from currency translation adjustments as a result of the sale of foreign entities. This amount is included in income from discontinued operations. During the year ended September 29, 2006, $34 million was transferred from currency translation adjustments as a result of the sale of foreign entities. This amount is included in income from discontinued operations. During the year ended September 30, 2005, $48 million was transferred from currency translation adjustments and included in income from discontinued operations.

(2) The years ended September 29, 2006 and September 30, 2005 include a reclassification of unrealized gains of $1 million and $2 million, respectively, related to the sale of certain investments which is included in income from discontinued operations.

(3) The year ended September 28, 2007 reflects the adoption of SFAS No. 158 of $181 million (pre-tax) and $70 million of income tax expense.

21. Consolidated Segment and Geographic Data

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. In connection with the Separation, the Company has realigned its management and segment reporting structure effective March 31, 2007. The segment data presented reflects this new segment structure. The Company reports financial and operating information in the following five segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems to commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries.

21. Consolidated Segment and Geographic Data (Continued)

- *Safety Products* designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.
- *Electrical and Metal Products* designs, manufactures and sells steel tubing and pipe products, as well as cable products, including pre-wired armored cable and flexible conduit products for commercial construction.

Tyco also provides general corporate services to its segments and these costs are reported as Corporate and Other.

Selected information in the new segment structure is presented in the following tables for 2007, 2006 and 2005 ($ in millions):

	2007	2006	2005
Net revenue[1]:			
ADT Worldwide	$ 7,648	$ 7,205	$ 7,104
Fire Protection Services	3,506	3,281	3,182
Flow Control	3,766	3,135	2,806
Safety Products	1,767	1,675	1,682
Electrical and Metal Products	1,974	1,949	1,798
Corporate and Other[2]	120	91	93
	$18,781	$17,336	$16,665

[1] Revenue by operating segment excludes intercompany transactions.

[2] Revenue relates to certain international building products businesses.

	2007	2006	2005
Operating (loss) income:			
ADT Worldwide	$ 842	$ 907	$ 952
Fire Protection Services	253	239	202
Flow Control	457	356	336
Safety Products	286	202	278
Electrical and Metal Products	159	319	295
Corporate and Other[1][2]	(3,712)	(653)	(872)
	$(1,715)	$1,370	$1,191

[1] Includes operating income of $24 million, $18 million and $18 million in 2007, 2006 and 2005, respectively, related to certain international building products businesses.

[2] Corporate and Other in 2007 includes a net charge of $2.862 billion related to the class action settlement.

21. Consolidated Segment and Geographic Data (Continued)

Total assets by segment at September 28, 2007, September 29, 2006 and September 30, 2005 are as follows ($ in millions):

	2007	2006	2005
Total assets:			
ADT Worldwide	$12,287	$11,297	$11,557
Fire Protection Services	2,801	3,218	3,185
Flow Control	4,422	3,818	3,575
Safety Products	3,482	3,611	3,554
Electrical and Metal Products	1,979	1,959	1,841
Corporate and Other[1]	6,875	4,883	4,891
Assets of discontinued operations	969	34,225	33,862
	$32,815	$63,011	$62,465

[1] Includes total assets for certain international building products businesses of $99 million, $38 million and $37 million at September 28, 2007, September 29, 2006 and September 30, 2005.

Depreciation and amortization and capital expenditures, net by segment for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 are as follows ($ in millions):

	2007	2006	2005
Depreciation and amortization:			
ADT Worldwide	$ 925	$ 964	$ 992
Fire Protection Services	30	28	27
Flow Control	62	55	55
Safety Products	95	93	93
Electrical and Metal Products	27	25	25
Corporate and Other	12	17	12
	$1,151	$1,182	$1,204

	2007	2006	2005
Capital expenditures:			
ADT Worldwide	$ 459	$ 393	$ 357
Fire Protection Services	26	21	22
Flow Control	90	52	35
Safety Products	51	45	38
Electrical and Metal Products	29	37	29
Corporate and Other	14	10	35
	$ 669	$ 558	$ 516

21. Consolidated Segment and Geographic Data (Continued)

Net revenue by geographic area for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 is as follows ($ in millions):

	2007	2006	2005
Net revenue[1]:			
United States	$ 8,884	$ 8,613	$ 8,161
Other Americas	1,445	1,358	1,255
Europe, Middle East and Africa	5,462	4,825	4,876
Asia—Pacific	2,990	2,540	2,373
	$18,781	$17,336	$16,665

[1] Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Long-lived assets by geographic area at September 28, 2007, September 29, 2006 and September 30, 2005 are as follows ($ in millions):

	2007	2006	2005
Long-lived assets[1]:			
United States	$2,693	$2,621	$2,770
Other Americas	337	408	353
Europe, Middle East and Africa	611	620	676
Asia—Pacific	532	442	384
Corporate and Other	65	306	338
	$4,238	$4,397	$4,521

[1] Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill and other intangible assets.

22. Supplementary Statement of Operations Information

Selected supplementary statement of operations information for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 is as follows ($ in millions):

	2007	2006	2005
Research and development	$121	$112	$113
Advertising	$133	$120	$135

23. Supplementary Balance Sheet and Cash Flow Information

Selected supplementary balance sheet information as of September 28, 2007 and September 29, 2006 is as follows ($ in millions):

	2007	2006
Purchased materials and manufactured parts	$ 631	$ 563
Work in process	269	238
Finished goods	935	818
Inventories	$1,835	$1,619
Land	$ 155	$ 145
Buildings	729	678
Subscriber systems	5,062	4,775
Machinery and equipment	2,231	2,049
Property under capital leases[1]	56	57
Construction in progress	138	110
Accumulated depreciation[2]	(4,815)	(4,313)
Property, plant and equipment, net	$3,556	$3,501
Deferred tax asset—non-current	$1,109	$1,413
Other non-current assets	1,417	1,503
Other assets	$2,526	$2,916
Accrued payroll and payroll related costs	$ 591	$ 516
Deferred income tax liability—current	143	431
Income taxes payable—current	286	217
Other	1,901	1,848
Accrued and other current liabilities	$2,921	$3,012
Long-term pension and postretirement liabilities	$ 538	$ 715
Deferred income tax liability—non-current	558	585
Income taxes payable—non-current	161	1,570
Other	1,496	834
Other liabilities	$2,753	$3,704

(1) Property under capital leases consists primarily of buildings.

(2) Accumulated amortization of capital lease assets was $19 million and $18 million at September 28, 2007 and September 29, 2006, respectively.

Supplementary non-cash financing activities as of September 28, 2007, September 29, 2006, and September 30, 2005 is as follows ($ in millions):

	2007	2006	2005
Conversion of debt to common shares	$3	$1,235	$25

24. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended September 28, 2007 and September 29, 2006 is as follows ($ in millions, except per share data):

	2007			
	1st Qtr.[1]	2nd Qtr.[2]	3rd Qtr.[3]	4th Qtr.[4]
Net revenue	$4,408	$4,570	$4,775	$5,028
Gross profit	1,502	1,523	1,616	1,699
Income (loss) from continuing operations	164	156	(3,049)	210
Income (loss) from discontinued operations, net of income taxes	629	679	(502)	(29)
Net income (loss)	793	835	(3,551)	181
Basic earnings per share:				
Income (loss) from continuing operations	$ 0.33	$ 0.32	$(6.16)	$ 0.42
Income (loss) from discontinued operations, net of income taxes	1.27	1.37	(1.02)	(0.06)
Net income (loss)	1.60	1.69	(7.18)	0.36
Diluted earnings per share:				
Income (loss) from continuing operations	0.33	0.31	(6.16)	0.42
Income (loss) from discontinued operations, net of income taxes	1.24	1.35	(1.02)	(0.06)
Net income (loss)	1.57	1.66	(7.18)	0.36

(1) Net revenue excludes $5,951 million of revenue related to discontinued operations. Income from continuing operations includes net restructuring charges of $57 million, and separation costs of $25 million.

(2) Net revenue excludes $6,268 million of revenue related to discontinued operations. Income from continuing operations includes net restructuring and asset impairment charges of $53 million, separation costs of $32 million, and divestiture-related losses of $3 million.

(3) Net revenue excludes $6,391 million of revenue related to discontinued operations. Income from continuing operations includes a class action settlement charge, net of $2.875 billion, a $259 million charge related to loss on early extinguishment of debt, a goodwill impairment charge of $46 million, net restructuring and asset impairment charges of $47 million, separation costs of $28 million, and divestiture-related losses of $1 million.

(4) Net revenue excludes $356 million of revenue related to discontinued operations. Income from continuing operations includes net restructuring and asset impairment charges of $60 million, separation costs of $20 million, a $13 million insurance recovery related to the class action settlement, and $10 million of charges related to a Voluntary Replacement Program. Income tax provision includes the negative impact of approximately $58 million related to changes in valuation allowances, reserve adjustments and nondeductible costs, partially offset by favorable adjustments of approximately $48 million related to prior periods.

24. Summarized Quarterly Financial Data (Unaudited) (Continued)

	2006			
	1st Qtr.[1]	2nd Qtr.[2]	3rd Qtr.[3]	4th Qtr.[4]
Net revenue	$4,077	$4,222	$4,421	4,616
Gross profit	1,407	1,470	1,440	1,592
Income from continuing operations	149	189	159	326
Income from discontinued operations, net of income taxes	444	706	709	922
Cumulative effect of accounting change, net of income taxes	(14)	—	—	—
Net income	579	895	868	1,248
Basic earnings per share:				
Income from continuing operations	$ 0.30	$ 0.37	$ 0.31	$0.65
Income from discontinued operations, net of income taxes	0.89	1.40	1.41	1.85
Cumulative effect of accounting change, net of income taxes	(0.03)	—	—	—
Net income	1.16	1.77	1.72	2.50
Diluted earnings per share:				
Income from continuing operations	0.29	0.37	0.31	0.64
Income from discontinued operations, net of income taxes	0.86	1.35	1.37	1.81
Cumulative effect of accounting change, net of income taxes	(0.03)	—	—	—
Net income	1.12	1.72	1.68	2.45

(1) Net revenue excludes $6,203 million of revenue related to discontinued operations. Income from continuing operations includes net restructuring charges of $4 million, and divestiture-related losses of $3 million.

(2) Net revenue excludes $6,341 million of revenue related to discontinued operations. Income from continuing operations includes separation costs of $13 million, net restructuring charges of $3 million, and divestiture-related gains of $2 million.

(3) Net revenue excludes $6,007 million of revenue related to discontinued operations. Income from continuing operations includes the VRP charge of $100 million, separation costs of $19 million, net restructuring charges of $7 million, and divestiture-related losses of $1 million.

(4) Net revenue excludes $6,246 million of revenue related to discontinued operations. Income from continuing operations includes income from settlement with a former executive of $72 million, $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience, separation costs of $17 million, and net restructuring credits of $1 million.

25. Tyco International Finance S.A.

TIFSA is a wholly owned subsidiary of the Company. TIFSA, which was formed in December 2006, is a holding company established in connection with the Separation as the successor company to TIGSA. During the third quarter of 2007, TIGSA's assets and liabilities were contributed to TIFSA, Covidien and Tyco Electronics. TIGSA was put into liquidation on June 1, 2007. TIFSA directly and indirectly owns substantially all of the operating subsidiaries of the Company, performs treasury operations and has assumed the indebtedness of TIGSA. Historically, TIGSA's debt and currently TIFSA's debt is fully and unconditionally guaranteed by Tyco (see Note 13).

The following tables present condensed consolidating financial information for Tyco, TIFSA and all other subsidiaries. Condensed financial information for Tyco and TIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$18,781	$ —	$18,781
Cost of product sales	—	—	8,723	—	8,723
Cost of services	—	—	3,718	—	3,718
Selling, general and administrative expenses	84	(46)	4,790	—	4,828
Class action settlement, net	2,862	—	—	—	2,862
Separation costs	99	1	5	—	105
Goodwill impairment	—	—	46	—	46
Restructuring and asset impairment charges, net	—	—	210	—	210
Losses on divestitures	—	—	4	—	4
Operating (loss) income	(3,045)	45	1,285	—	(1,715)
Interest income	42	9	51	—	102
Interest expense	(41)	(257)	(15)	—	(313)
Other expense, net	—	(253)	(2)	—	(255)
Equity in net income of subsidiaries	1,750	685	—	(2,435)	—
Intercompany interest and fees	(1,225)	414	811	—	—
(Loss) income from continuing operations before income taxes and minority interest	(2,519)	643	2,130	(2,435)	(2,181)
Income taxes	—	11	(345)	—	(334)
Minority interest	—	—	(4)	—	(4)
(Loss) income from continuing operations	(2,519)	654	1,781	(2,435)	(2,519)
Income from discontinued operations, net of income taxes	777	751	1,437	(2,188)	777
Net (loss) income	$(1,742)	$1,405	$ 3,218	$(4,623)	$(1,742)

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$17,336	$ —	$17,336
Cost of product sales	—	—	7,874	—	7,874
Cost of services	—	—	3,553	—	3,553
Selling, general and administrative expenses	(15)	56	4,434	—	4,475
Separation costs	17	—	32	—	49
Restructuring and asset impairment charges, net	—	—	13	—	13
Losses on divestitures	—	—	2	—	2
Operating (loss) income	(2)	(56)	1,428	—	1,370
Interest income	1	11	31	—	43
Interest expense	—	(254)	(25)	—	(279)
Equity in net income of subsidiaries	2,171	574	—	(2,745)	—
Intercompany interest and fees	(1,361)	572	789	—	—
Income from continuing operations before income taxes and minority interest	809	847	2,223	(2,745)	1,134
Income taxes	—	(82)	(228)	—	(310)
Minority interest	—	—	(1)	—	(1)
Income from continuing operations	809	765	1,994	(2,745)	823
Income from discontinued operations, net of income taxes	2,781	2,747	3,055	(5,802)	2,781
Income before cumulative effect of accounting change	3,590	3,512	5,049	(8,547)	3,604
Cumulative effect of accounting change, net of income taxes	—	—	(14)	—	(14)
Net income	$ 3,590	$3,512	$ 5,035	$(8,547)	$ 3,590

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 30, 2005
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$16,665	$ —	$16,665
Cost of product sales	—	—	7,232	—	7,232
Cost of services	—	—	3,503	—	3,503
Selling, general and administrative expenses	112	63	4,524	—	4,699
Restructuring and asset impairment charges, net	—	—	17	—	17
Losses on divestitures	—	—	23	—	23
Operating (loss) income	(112)	(63)	1,366	—	1,191
Interest income	1	11	27	—	39
Interest expense	—	(291)	(31)	—	(322)
Other (expense) income, net	—	(405)	109	—	(296)
Equity in net income (loss) of subsidiaries	2,122	(119)	—	(2,003)	—
Intercompany interest and fees	(1,409)	1,706	(297)	—	—
Income from continuing operations before income taxes and minority interest	602	839	1,174	(2,003)	612
Income taxes	—	(285)	256	—	(29)
Minority interest	—	—	(2)	—	(2)
Income from continuing operations	602	554	1,428	(2,003)	581
Income from discontinued operations, net of income taxes	2,492	2,452	3,208	(5,660)	2,492
Income before cumulative effect of accounting change	3,094	3,006	4,636	(7,663)	3,073
Cumulative effect of accounting change, net of income taxes	—	—	21	—	21
Net income	$ 3,094	$3,006	$ 4,657	$(7,663)	$ 3,094

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING BALANCE SHEET
As of September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 16	$ —	$ 1,878	$ —	$ 1,894
Accounts receivable, net	—	—	3,010	—	3,010
Inventories	—	—	1,835	—	1,835
Class action settlement escrow	2,992	—	—	—	2,992
Intercompany receivables	1,445	439	16,683	(18,567)	—
Prepaid expenses and other current assets	27	—	1,151	—	1,178
Deferred income taxes	—	—	467	—	467
Assets of discontinued operations	460	395	969	(855)	969
Total current assets	4,940	834	25,993	(19,422)	12,345
Property, plant and equipment, net	—	—	3,556	—	3,556
Goodwill	—	—	11,691	—	11,691
Intangible assets, net	—	—	2,697	—	2,697
Investment in subsidiaries	42,944	17,332	—	(60,276)	—
Intercompany loans receivable	—	11,811	18,615	(30,426)	—
Other assets	187	36	2,303	—	2,526
Total Assets	$48,071	$30,013	$64,855	$(110,124)	$32,815
Liabilities and Shareholders' Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 367	$ 13	$ —	$ 380
Accounts payable	3	—	1,712	—	1,715
Class action settlement liability	2,992	—	—	—	2,992
Accrued and other current liabilities	131	77	2,713	—	2,921
Deferred revenue	—	—	584	—	584
Intercompany payables	7,694	9,022	1,851	(18,567)	—
Liabilities of discontinued operations	—	—	509	—	509
Total current liabilities	10,820	9,466	7,382	(18,567)	9,101
Long-term debt	—	4,015	61	—	4,076
Intercompany loans payable	21,077	—	9,349	(30,426)	—
Deferred revenue	—	—	1,194	—	1,194
Other liabilities	550	16	2,187	—	2,753
Total Liabilities	32,447	13,497	20,173	(48,993)	17,124
Minority interest	—	—	67	—	67
Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	398	—	(1)	—	397
Other shareholders' equity	15,226	16,516	42,116	(58,631)	15,227
Total Shareholders' Equity	15,624	16,516	44,615	(61,131)	15,624
Total Liabilities and Shareholders' Equity	$48,071	$30,013	$64,855	$(110,124)	$32,815

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING BALANCE SHEET
As of September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 2	$ 1,158	$ 1,033	$ —	$ 2,193
Accounts receivable, net	—	—	2,748	—	2,748
Inventories	—	—	1,619	—	1,619
Intercompany receivables	1,467	650	22,957	(25,074)	—
Prepaid expenses and other current assets	37	72	1,049	—	1,158
Deferred income taxes	—	—	629	—	629
Assets of discontinued operations	26,228	26,738	34,520	(53,262)	34,224
Total current assets	27,734	28,618	64,555	(78,336)	42,571
Property, plant and equipment, net	—	—	3,501	—	3,501
Goodwill	—	—	11,293	—	11,293
Intangible assets, net	—	—	2,730	—	2,730
Investment in subsidiaries	34,693	7,663	—	(42,356)	—
Intercompany loans receivable	—	22,457	18,615	(41,072)	—
Other assets	—	96	2,820	—	2,916
Total Assets	$62,427	$58,834	$103,514	$(161,764)	$63,011
Liabilities and Shareholders' Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 762	$ 9	$ —	$ 771
Accounts payable	2	—	1,555	—	1,557
Accrued and other current liabilities	213	254	2,545	—	3,012
Deferred revenue	—	—	476	—	476
Intercompany payables	6,805	16,152	2,117	(25,074)	—
Liabilities of discontinued operations	296	—	8,601	(900)	7,997
Total current liabilities	7,316	17,168	15,303	(25,974)	13,813
Long-term debt	—	8,790	63	—	8,853
Intercompany loans payable	19,722	—	21,350	(41,072)	—
Deferred revenue	—	—	1,200	—	1,200
Other liabilities	2	6	3,696	—	3,704
Total Liabilities	27,040	25,964	41,612	(67,046)	27,570
Minority interest	—	—	54	—	54
Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	419	1	(21)	(1)	398
Other shareholders' equity	34,968	32,869	59,369	(92,217)	34,989
Total Shareholders' Equity	35,387	32,870	61,848	(94,718)	35,387
Total Liabilities and Shareholders' Equity	$62,427	$58,834	$103,514	$(161,764)	$63,011

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (930)	$6,560	$(3,794)	$ —	$ 1,836
Net cash provided by discontinued operating activities	—	78	2,397	—	2,475
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(669)	—	(669)
Proceeds from disposal of assets	—	—	23	—	23
Acquisition of customer accounts (ADT dealer program)	—	—	(409)	—	(409)
Acquisition of businesses, net of cash acquired	—	—	(31)	—	(31)
Divestiture of businesses, net of cash retained	—	—	8	—	8
Class action settlement escrow	(2,960)	—	—	—	(2,960)
Liquidation of rabbi trust investments	—	—	271	—	271
Decrease in investments	—	—	4	—	4
Decrease (increase) in investment in subsidiaries	2,971	(4,507)	132	1,404	—
Increase in intercompany loans	—	(2,135)	—	2,135	—
Decrease in restricted cash	—	—	5	—	5
Other	—	—	14	—	14
Net cash provided by (used in) investing activities	11	(6,642)	(652)	3,539	(3,744)
Net cash used in discontinued investing activities	—	(78)	(805)	78	(805)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(5,924)	(4)	—	(5,928)
Proceeds from exercise of share options	369	—	37	—	406
Dividends paid	(791)	—	—	—	(791)
Repurchase of common shares by subsidiary	—	—	(727)	—	(727)
(Decrease) increase in equity from parent	—	(2,977)	4,381	(1,404)	—
Net intercompany loan borrowings	1,355	—	780	(2,135)	—
Transfer from discontinued operations	—	7,825	742	—	8,567
Other	—	—	12	—	12
Net cash provided by (used in) financing activities	933	(1,076)	5,221	(3,539)	1,539
Net cash used in discontinued financing activities	—	—	(854)	(78)	(932)
Effect of currency translation on cash	—	—	70	—	70
Effect of currency translation on cash related to discontinued operations	—	—	33	—	33
Net increase (decrease) in cash and cash equivalents	14	(1,158)	1,616	—	472
Less: net increase in cash related to discontinued operations	—	—	(771)	—	(771)
Cash and cash equivalents at beginning of year	2	1,158	1,033	—	2,193
Cash and cash equivalents at end of year	$ 16	$ —	$ 1,878	$ —	$ 1,894

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (513)	$(2,544)	$ 5,050	$ —	$ 1,993
Net cash provided by discontinued operating activities	—	1,330	2,244	—	3,574
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(558)	—	(558)
Proceeds from disposal of assets	—	—	39	—	39
Acquisition of customer accounts (ADT dealer program)	—	—	(373)	—	(373)
Acquisition of businesses, net of cash acquired	—	—	(5)	—	(5)
Divestiture of businesses, net of cash retained	—	—	11	—	11
Decrease (increase) in investments	—	99	(41)	—	58
Decrease in intercompany loans	—	3,407	—	(3,407)	—
Decrease in restricted cash	—	—	20	—	20
Other	—	—	(20)	—	(20)
Net cash provided by (used in) investing activities	—	3,506	(927)	(3,407)	(828)
Net cash used in discontinued investing activities	—	(1,330)	(599)	1,330	(599)
Cash Flows From Financing Activities:					
Net repayments of debt	(2)	(1,008)	(80)	—	(1,090)
Proceeds from exercise of share options	213	—	36	—	249
Dividends paid	(806)	—	—	—	(806)
Repurchase of common shares by subsidiary	—	—	(2,544)	—	(2,544)
Net intercompany loan borrowings (repayments)	1,107	—	(4,514)	3,407	—
Transfer from discontinued operations	—	—	2,429	—	2,429
Other	—	—	(10)	—	(10)
Net cash provided by (used in) financing activities	512	(1,008)	(4,683)	3,407	(1,772)
Net cash used in discontinued financing activities	—	—	(1,357)	(1,330)	(2,687)
Effect of currency translation on cash	—	—	21	—	21
Effect of currency translation on cash related to discontinued operations	—	—	21	—	21
Net decrease in cash and cash equivalents	(1)	(46)	(230)	—	(277)
Less: net increase in cash related to discontinued operations	—	—	(309)	—	(309)
Cash and cash equivalents at beginning of year	3	1,204	1,572	—	2,779
Cash and cash equivalents at end of year	$ 2	$ 1,158	$ 1,033	$ —	$ 2,193

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2005
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash provided by (used in) operating activities	$ 628	$ 2,545	$ (846)	$ —	$ 2,327
Net cash provided by discontinued operating activities	—	58	3,833	—	3,891
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(516)	—	(516)
Proceeds from disposal of assets	—	—	53	—	53
Acquisition of customer accounts (ADT dealer program)	—	—	(328)	—	(328)
Acquisition of businesses, net of cash acquired	—	—	(6)	—	(6)
Divestiture of businesses, net of cash retained	—	—	21	—	21
Increase in investments	—	(99)	(215)	—	(314)
Decrease in intercompany loans	—	1,080	—	(1,080)	—
Decrease in restricted cash	—	—	7	—	7
Other	—	—	(12)	—	(12)
Net cash provided by (used in) investing activities	—	981	(996)	(1,080)	(1,095)
Net cash used in discontinued investing activities	—	(58)	(659)	58	(659)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(4,772)	(18)	—	(4,790)
Proceeds from exercise of share options	—	—	226	—	226
Dividends paid	(628)	—	—	—	(628)
Repurchase of common shares by subsidiary	—	—	(300)	—	(300)
Net intercompany loan repayments	—	—	(1,080)	1,080	—
Transfer from discontinued operations	—	—	3,080	—	3,080
Other	2	(2)	(11)	—	(11)
Net cash (used in) provided by financing activities	(626)	(4,774)	1,897	1,080	(2,423)
Net cash used in discontinued financing activities	—	—	(3,317)	(58)	(3,375)
Effect of currency translation on cash	—	—	52	—	52
Effect of currency translation on cash related to discontinued operations	—	—	13	—	13
Net increase (decrease) in cash and cash equivalents	2	(1,248)	(23)	—	(1,269)
Less: net decrease in cash related to discontinued operations	—	—	130	—	130
Cash and cash equivalents at beginning of year	1	2,452	1,465	—	3,918
Cash and cash equivalents at end of year	$ 3	$ 1,204	$ 1,572	$ —	$ 2,779

26. Subsequent Events

During October, the Company repurchased 1.6 million common shares for $74 million under the $1.0 billion share repurchase program approved by the Board of Directors in September 2007.

TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in millions)

Description	Balance at Beginning of Year	Additions Charged to Income	Divestitures and Other	Deductions	Balance at End of Year
Accounts Receivable:					
Year Ended September 30, 2005 . . .	$365	$60	$(13)	$(152)	$260
Year Ended September 29, 2006 . . .	260	31	16	(104)	203
Year Ended September 28, 2007 . . .	203	51	20	(79)	195

BOARD OF DIRECTORS

Edward D. Breen
Chairman and Chief Executive Officer
Tyco International Ltd.

Adm. Dennis C. Blair
Former President and Chief Executive Officer
Institute for Defense Analyses

Brian Duperreault
Former Chairman
ACE Limited

Bruce S. Gordon
Former President and Chief Executive Officer
NAACP

Rajiv L. Gupta
Chairman, President and Chief Executive Officer
Rohm and Haas Company

John A. Krol
Former Chairman and Chief Executive Officer
E.I. du Pont de Nemours & Company

H. Carl McCall
Principal
Convent Capital, LLC

Dr. Brendan R. O'Neill
Former Chief Executive Officer and Director
Imperial Chemical Industries PLC

Dr. William S. Stavropoulos
Former Chairman, President and
Chief Executive Officer
Dow Chemical Company

Sandra S. Wijnberg
Chief Administrative Officer
Aquiline Holdings LLC

Jerome B. York
Chief Executive Officer
Harwinton Capital, LLC

SENIOR MANAGEMENT TEAM

Edward D. Breen*
Chairman and
Chief Executive Officer

Christopher J. Coughlin*
Executive Vice President and
Chief Financial Officer

Judith A. Reinsdorf*
Executive Vice President and
General Counsel

*Officer of Tyco International Ltd.

Edward C. Arditte
Senior Vice President,
Strategy and Investor Relations

Carol Anthony ("John") Davidson*
Senior Vice President, Controller
and Chief Accounting Officer

Patrick Decker
President, Flow Control

John E. Evard, Jr.
Senior Vice President and
Chief Tax Officer

Naren K. Gursahaney
President, ADT Worldwide

George R. Oliver
President, Safety Products

Laurie Siegel
Senior Vice President,
Human Resources

James F. Spicer
President, SimplexGrinnell

Shelley Stewart, Jr.
Senior Vice President,
Operational Excellence and
Chief Procurement Officer

CORPORATE DATA

Registered & Principal Executive Office
Tyco International Ltd.
2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
441.292.8674

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

Shareholder Services
Registered shareholders (shares held in your own name) with questions such as change of address, lost certificates or dividend checks should contact Tyco's transfer agent at:
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
800.685.4509
201.680.6578
shrrelations@mellon.com
Other shareholder inquiries may be directed to Tyco Shareholder Services at the Company's registered office address.

Stock Exchanges
The Company's common shares are traded on the Bermuda Stock Exchange and the New York Stock Exchange under the ticker symbol TYC.

Tyco on the Internet
The 2007 Tyco Annual Report is available online through www.tyco.com. Tyco's Web site also contains the latest Company news and information.

Trademarks
All product names appearing in this document are trademarks owned by, or licensed to, the Company or its subsidiaries.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this report include statements addressing future financial condition and operating results. Economic, business, competitive and/or regulatory factors affecting Tyco's businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. Tyco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in Tyco's Annual Report on Form 10-K for the fiscal year ended Sept. 28, 2007.

FORM 10-K AND SEC AND NYSE CERTIFICATIONS

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (SEC) for fiscal 2007, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included herein. Additional copies of the Form 10-K may be obtained by shareholders without charge upon written request to Tyco International, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The Form 10-K is also available on the Company's Web site at www.tyco.com.

← GAAP RECONCILIATIONS

2007 OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS

(in US$ millions)	ADT WORLDWIDE	FIRE PROTECTION SERVICES	FLOW CONTROL	SAFETY PRODUCTS	ELECTRICAL & METAL PRODUCTS	CORPORATE AND OTHER	OPERATING INCOME
OPERATING INCOME (LOSS)	**$ 842**	**$ 253**	**$ 457**	**$ 286**	**$ 159**	**$ (3,712)**	**$ (1,715)**
Restructuring charges in cost of sales		1	6				7
Class action settlement, net*						2,871	2,871
Separation and related costs**			1			117	118
Losses on divestitures		1	3				4
Restructuring and asset impairment charges, net	83	32	19	29	7	40	210
Goodwill impairment	46						46
Voluntary Replacement Program				10			10
OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS	**$ 971**	**$ 287**	**$ 486**	**$ 325**	**$ 166**	**$ (684)**	**$ 1,551**

* Includes $9 million of costs included in selling, general and administrative expenses.
** Includes $13 million of charges related to the accelerated vesting of restricted shares in connection with the separation. These charges are included in selling, general and administrative expenses.

2005 ORGANIC REVENUE GROWTH

(in US$ millions)	2004 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	ORGANIC REVENUE GROWTH	2005 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	6,969	(61)	173	23	7,104	0.3%
Fire Protection	3,133	(32)	74	7	3,182	0.2%
Flow Control	2,524	–	102	180	2,806	7.1%
Safety Products	1,747	(180)	35	80	1,682	4.6%
Electrical & Metal Products	1,579	–	23	196	1,798	12.4%
Corporate and Other	77	–	3	13	93	16.9%
TOTAL	**16,029**	**(273)**	**410**	**499**	**16,665**	**3.1%**

2006 ORGANIC REVENUE GROWTH

(in US$ millions)	2005 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	ORGANIC REVENUE GROWTH	2006 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	7,104	(19)	(35)	155	7,205	2.2%
Fire Protection	3,182	(39)	(22)	160	3,281	5.0%
Flow Control	2,806	–	(43)	372	3,135	13.3%
Safety Products	1,682	(56)	(7)	56	1,675	3.3%
Electrical & Metal Products	1,798	–	15	136	1,949	7.6%
Corporate and Other	93	–	(3)	1	91	1.1%
TOTAL	**16,665**	**(114)**	**(95)**	**880**	**17,336**	**5.3%**

2007 ORGANIC REVENUE GROWTH

(in US$ millions)	2006 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	OTHER	ORGANIC REVENUE GROWTH	2007 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	7,205	(3)	213	(21)	254	7,648	3.5%
Fire Protection	3,281	(30)	99	–	156	3,506	4.8%
Flow Control	3,135	(16)	197	–	450	3,766	14.4%
Safety Products	1,675	–	48	–	44	1,767	2.6%
Electrical & Metal Products	1,949	1	20	–	4	1,974	0.2%
Corporate and Other	91	–	9	–	20	120	22.0%
TOTAL	**$17,336**	**(48)**	**586**	**(21)**	**928**	**18,781**	**5.4%**

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

	2006	2007
DILUTED EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS	**$ 1.60**	**$ (5.09)**
Restructuring charges in cost of sales		0.01
Class action settlement, net		5.81
Separation costs	0.07	0.93
Losses on divestitures	0.01	0.01
Restructuring and asset impairment charges, net		0.28
Goodwill impairment		0.09
Tax items		(0.12)
Reduction in estimated workers' compensation liabilities	(0.06)	
Voluntary Replacement Program	0.12	0.01
Former Management Settlement	(0.14)	
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS	**$ 1.60**	**$ 1.93**

NON-GAAP MEASURES

"Organic revenue growth," "free cash flow" (FCF), "operating income before special items," "operating margin before special items," "operating income from continuing operations before special items," and "EPS from continuing operations before special items" are non-GAAP measures and should not be considered replacements for GAAP results.

Organic revenue growth is a useful measure used by the Company to measure the underlying results and trends in the business. The difference between reported net revenue growth (the most comparable GAAP measure) and organic revenue growth (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures, and other changes that do not reflect the underlying results and trends. Organic revenue growth is a useful measure of the Company's performance because it excludes items that: i) are not completely under management's control, such as the impact of foreign currency exchange; or ii) do not reflect the underlying growth of the Company, such as acquisition and divestiture activity. It may be used as a component of the Company's compensation programs. The limitation of this measure is that it excludes items that have an impact on the Company's revenue. This limitation is best addressed by using organic revenue growth in combination with the GAAP numbers.

FCF is a useful measure of the Company's cash which is free from any significant existing obligation. The difference between cash flows from operating activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash outflows that the Company believes are useful to identify. FCF permits management and investors to gain insight into the number that management employs to measure cash that is free from any significant existing obligation. It is also a significant component in the Company's incentive compensation plans. The difference reflects the impact from:

- the sale of accounts receivable programs,
- net capital expenditures,
- acquisition of customer accounts (ADT dealer program),
- cash paid for purchase accounting and holdback liabilities, and
- voluntary pension contributions.

The impact from the sale of accounts receivable programs and voluntary pension contributions is added or subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. Capital expenditures and the ADT dealer program are subtracted because they represent long-term commitments. Cash paid for purchase accounting and holdback liabilities is subtracted from Cash Flow from Operating Activities because these cash outflows are not available for general corporate uses. The limitation associated with using FCF is that it subtracts cash items that are ultimately within management's and the Board of Directors' discretion to direct and that therefore may imply that there is less or more cash that is available for the Company's programs than the most comparable GAAP measure. This limitation is best addressed by using FCF in combination with the GAAP cash flow numbers.

FCF as presented herein may not be comparable to similarly titled measures reported by other companies. The measure should be used in conjunction with other GAAP financial measures. Investors are urged to read the Company's financial statements as filed with the SEC, as well as the accompanying tables in this annual report that show the reconciliation of FCF to Cash Flows from Operating Activities (the most comparable GAAP measure).

The Company has presented its operating income, operating margin and EPS from continuing operations before special items. Special Items include charges and gains that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. The Company utilizes these financial measures before special items to assess overall operating performance, segment level core operating performance and to provide insight to management in evaluating overall and segment operating plan execution and underlying market conditions. Operating income from continuing operations before special items is also a significant component in the Company's incentive compensation plans. Operating income, operating margin and EPS from continuing operations before special items are useful measures for investors because they permit more meaningful comparisons of the Company's underlying operating results and business trends between periods. The difference between these measures and the most comparable GAAP measures (operating income, operating margin and EPS from continuing operations) consists of the impact of charges and gains related to divestitures, acquisitions, restructurings (including transaction costs related to the separations of Tyco Electronics and Covidien into separate public companies), and other income or charges that may mask the underlying operating results and/or business trends. The limitation of these measures is that they exclude the impact (which may be material) of items that increase or decrease the Company's reported operating income, operating margin and EPS from continuing operations. This limitation is best addressed by using these financial measures in combination with the most comparable GAAP measures in order to better understand the amounts, character and impact of any increase or decrease on reported results.

FREE CASH FLOW RECONCILIATION

(in US$ millions)	2005	2006	2007
Net cash provided by operating activities	$ 2,327	$ 1,993	$ 1,836
Decrease in sale of accounts receivable programs	8	8	7
Capital expenditures, net	(463)	(519)	(646)
Acquisition of customer accounts (ADT dealer program)	(328)	(373)	(409)
Purchase accounting and holdback liabilities	(14)	(7)	(10)
Voluntary pension contributions	83	–	23
FREE CASH FLOW	**$ 1,613**	**$ 1,102**	**$ 801**

2005 OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS

(in US$ millions)	ADT WORLDWIDE	FIRE PROTECTION SERVICES	FLOW CONTROL	SAFETY PRODUCTS	ELECTRICAL & METAL PRODUCTS	CORPORATE AND OTHER	OPERATING INCOME
OPERATING INCOME (LOSS)	**$ 952**	**$ 202**	**$ 336**	**$ 278**	**$ 295**	**$ (872)**	**$ 1,191**
Divestiture Losses	11	4		2		6	23
SEC Settlement						50	50
Legacy Contingencies/Former Executives						70	70
OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS	**$ 963**	**$ 206**	**$ 336**	**$ 280**	**$ 295**	**$ (746)**	**$ 1,334**

2006 OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS

(in US$ millions)	ADT WORLDWIDE	FIRE PROTECTION SERVICES	FLOW CONTROL	SAFETY PRODUCTS	ELECTRICAL & METAL PRODUCTS	CORPORATE AND OTHER	OPERATING INCOME
OPERATING INCOME (LOSS)	**$ 907**	**$ 239**	**$ 356**	**$ 202**	**$ 319**	**$ (653)**	**$ 1,370**
Separation costs		(1)				50	49
Losses on divestitures	2						2
Reduction in estimated workers' compensation liabilities						(48)	(48)
Voluntary Replacement Program				100			100
Former Management Settlement						(72)	(72)
OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS	**$ 909**	**$ 238**	**$ 356**	**$ 302**	**$ 319**	**$ (723)**	**$ 1,401**

Design: VSA Partners, New York Photos: Nat Clymer, Mike Hemberger, Mark Power Printing: CGI North America


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
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20%

END

TYCO INTERNATIONAL L
2nd Fl
90 Pitts Bay Ro
Pembroke HM 08, Bermud
www.